Exhibit 99.1

PETROCHINA COMPANY LIMITED

2020 ANNUAL REPORT

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

中国石油

Hong Kong Stock Exchange Stock Code: 857
New York Stock Exchange Symbol: PTR
Shanghai Stock Exchange Stock Code: 601857

CONTENTS

002	IMPORTANT NOTICE
003	CORPORATE PROFILE
006	SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS
009	CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS
014	CHAIRMAN’S REPORT
017	BUSINESS REVIEW
023	DISCUSSION AND ANALYSIS OF OPERATIONS
036	SIGNIFICANT EVENTS
046	CONNECTED TRANSACTIONS
056	CORPORATE GOVERNANCE
070	SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS
073	DIRECTORS’ REPORT
082	REPORT OF THE SUPERVISORY COMMITTEE
086	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES
100	RELEVANT INFORMATION ON CORPORATE BONDS
107	INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES
FINANCIAL STATEMENT
110	PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS
204	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

280	CORPORATE INFORMATION
284	DOCUMENTS AVAILABLE FOR INSPECTION
285	CONFIRMATION FROM THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

IMPORTANT NOTICE

IMPORTANT NOTICE

The Board of Directors (the “Board” or “Board of Directors”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in this annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility thereof.

The 2020 Annual Report has been approved at the eighth meeting of the eighth Board in 2020. Mr. Jiao Fangzheng, a Non-executive Director, was absent from the eighth meeting of the eighth Board due to work arrangement, and Mr. Simon Henry, an Independent Non-Executive Director, was absent from the eighth meeting of the eighth Board due to the impact of Coronavirus Disease 2019 (the “COVID-19”) and the timing differences, but had authorized Mr. Huang Yongzhang, a Non-executive Director and Mr. Tokuchi Tatsuhito, an Independent Non-Executive Director in writing, respectively, to attend the meeting and exercise the voting rights on their behalf. Mr. Dai Houliang, Chairman of the Company, Mr. Duan Liangwei, Director and President(Note) of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements in this annual report. No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2020, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen LLP and KPMG, respectively. Both firms have issued unqualified opinions on the financial statements.

In overall view of the operating results, financial position, cash flow and profits from pipeline assets restructuring, etc. of the Company, to procure return for the shareholders, the eighth meeting of the eighth Board recommends a final cash dividend of RMB0.08742 yuan (inclusive of applicable tax) per share for 2020 to all shareholders, based on the total share capital of the Company as at December 31, 2020, namely 183,020,977,818 shares. The total amount of the cash dividends reaches RMB16 billion. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2020 annual general meeting to be held on June 10, 2021.

This annual report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

Note: On March 25, 2021, Mr. Duan Liangwei resigned as the President of the Company and was re-designated to a Non-executive Director of the Company. On the Same day, Mr. Huang Yongzhang was appointed as the President of the Company and re-designated to an Executive Director of the Company.

002	PETROCHINA COMPANY LIMITED

CORPORATE PROFILE

CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) (the “Company Law”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (“CNPC”). On December 19, 2017, 中國石油天然氣集團公司, the Chinese name of CNPC was changed into 中國石油天然氣集團有限公司 (“CNPC” before and after the change of name).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined oil products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, the Stock Exchange of Hong Kong limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

Registered Chinese Name of the Company:	中國石油天然氣股份有限公司
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Dai Houliang
Secretary to the Board:	Chai Shouping
Address:	No. 9 Dongzhimen North Street Dongcheng District Beijing, PRC
Telephone:	86(10) 5998 2622
Facsimile:	86(10) 6209 9557
Email Address:	zhanghuayi@petrochina.com.cn

Representative on Securities Matters:	Liang Gang
Address:	No. 9 Dongzhimen North Street Dongcheng District Beijing, PRC
Telephone:	86(10) 5998 6959
Facesmile:	86(10) 6209 9559
Email Address:	liangg@petrochina.com.cn

2020 ANNUAL REPORT	003

Corporate profile

Chief Representative of the Hong Kong
Representative Office:	Wei Fang
Address:	Suite 3705, Tower 2, Lippo Centre 89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	16 Andelu Dongcheng District Beijing, PRC
Postal Code:	100011
Principal Place of Business:	No. 9 Dongzhimen North Street Dongcheng District Beijing, PRC
Postal Code:	100007
Internet Website:	http://www.petrochina.com.cn
Company’s Email Address:	zhanghuayi@petrochina.com.cn

Newspapers for Information Disclosure:	A shares: China Securities Journal, Shanghai Securities, News and Securities Times and Securities Daily

Internet website publishing this annual report designated by the China Securities Regulatory Commission: http://www.sse.com.cn

Copies of this annual report are available at:	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC
Places of Listing:
A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857
H shares:	Hong Kong Stock Exchange
Stock Name:	PETROCHINA
Stock Code:	857
ADSs:	The New York Stock Exchange
Symbol:	PTR

004	PETROCHINA COMPANY LIMITED

CORPORATE PROFILE

Other relevant information:
Names and Addresses of Auditors of the Company:
Domestic Auditors:
Name:	KPMG Huazhen LLP
Address:	8th Floor, KPMG Tower, Oriental Plaza 1 East Chang An Avenue Dongcheng District Beijing, PRC
Signing accountants:	Yang Jie, CPA He Shu, CPA

Overseas Auditors:
Name:	KPMG Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance
Address:	8th Floor, Prince’s Building, 10 Chater Road Central, Hong Kong

2020 ANNUAL REPORT	005

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

SUMMARY OF FINANCIAL DATA
AND FINANCIAL INDICATORS

1.	Key Financial Data Prepared under IFRS

Unit: RMB Million

	As at or for the year ended December 31
Items	2020	2019	2018	2017	2016
Revenue	1,933,836	2,516,810	2,374,934	2,032,298	1,627,588
Profit from operations	75,937	121,762	122,942	70,836	62,662
Profit before income tax expense	56,073	103,214	116,770	55,691	46,574
Income tax expense	(22,588)	(36,199)	(42,790)	(16,296)	(15,919)
Profit for the year	33,485	67,015	73,980	39,395	30,655
Attributable to:
Owners of the Company	19,006	45,682	53,036	23,537	8,222
Non-controlling interest	14,479	21,333	20,944	15,858	22,433
Basic and diluted earnings per share attributable to owners of the Company (RMB) (1)	0.10	0.25	0.29	0.13	0.04
Total current assets	486,767	466,913	438,241	430,294	385,199
Total non-current assets	2,001,359	2,265,997	2,002,636	1,983,205	2,019,003
Total assets	2,488,126	2,732,910	2,440,877	2,413,499	2,404,202
Total current liabilities	605,418	661,419	596,430	588,551	507,530
Total non-current liabilities	516,087	627,186	435,556	446,960	529,870
Total liabilities	1,121,505	1,288,605	1,031,986	1,035,511	1,037,400
Equity
Attributable to:
Owners of the Company	1,215,158	1,230,156	1,213,783	1,192,572	1,187,337
Non-controlling interest	151,463	214,149	195,108	185,416	179,465
Total equity	1,366,621	1,444,305	1,408,891	1,377,988	1,366,802
Other financial data
Capital expenditures	246,493	296,776	256,106	219,346	172,961
Net cash flows from operating activities	318,575	359,610	353,256	368,729	268,897
Net cash flows used for investing activities	(181,986)	(332,948)	(267,812)	(243,790)	(176,310)
Net cash flows used for financing activities	(99,400)	(27,276)	(125,703)	(96,746)	(70,454)
Return on net assets (%)	1.6	3.7	4.4	2.0	0.7

Note:

(1)	As at December 31, 2016, 2017, 2018, 2019 and 2020 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of issued shares of 183,021 million for each of these financial years.

006	PETROCHINA COMPANY LIMITED

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

2.	Key Financial Data Prepared under CAS

(1)	Key financial data and financial indicators

Unit: RMB million

Items	For the year 2020	For the year 2019	Changes from the preceding year to this year (%)	For the year 2018
Operating income	1,933,836	2,516,810	(23.2)	2,374,934
Operating profit	64,783	115,520	(43.9)	136,382
Net profit attributable to equity holders of the Company	19,002	45,677	(58.4)	53,030
Net (loss)/profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	(11,991)	53,485	(122.4)	66,645
Net cash flows from operating activities	318,575	359,610	(11.4)	353,256
Weighted average returns on net assets (%)	1.6	3.7	(2.1)	4.4
Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	-	1,830.21
Basic earnings per share (RMB)	0.10	0.25	(58.4)	0.29
Diluted earnings per share (RMB)	0.10	0.25	(58.4)	0.29
Items	As at the end of 2020	As at the end of 2019	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2018
Total assets	2,488,400	2,733,190	(9.0)	2,441,169
Equity attributable to equity holders of the Company	1,215,421	1,230,428	(1.2)	1,214,067

(2)	Key financial indicators by quarter

Unit: RMB million

Items	First Quarter 2020	Second Quarter 2020	Third Quarter 2020	Fourth Quarter 2020
Operating income	509,098	419,947	497,125	507,666
Net (loss)/profit attributable to equity holders of the Company	(16,234)	(13,752)	40,050	8,938
Net (loss)/profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	(15,187)	(16,603)	8,586	11,213
Net cash flows (used in)/ generated from operating activities	(18,096)	97,176	84,223	155,272

2020 ANNUAL REPORT	007

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

(3)	Non-recurring profit/loss items

Unit: RMB million
Non-recurring profit/loss items	For the year 2020
Net losses on disposal of non-current assets	(4,251)
Government grants recognised in the current period income statement	1,347
Reversal of provisions for bad debts against receivables	95
Net gains on disposal of associates and joint ventures	(5)
Relevant gains on pipeline restructuring transaction	46,946
Gains on disposal of other subsidiaries and business units	1,242
Other non-operating income and expenses	(4,387)
40,987
Tax impact of non-recurring profit/loss items	(9,959)
Impact of non-controlling interests	(35)
Total	30,993

(4)	Items to which fair value measurement is applied

Unit: RMB million

Items	Balance at the beginning of the reporting period	Balance at the end of the reporting period	Changes in the reporting period	Amount affecting the profit of the reporting period
Investments recognized in other equity instruments	930	910	(20)	-

3. Differences between CAS and IFRS

The Group’s consolidated net profit for the year under IFRS and CAS were RMB33,485 million and RMB33,481 million respectively, with a difference of RMB4 million; the consolidated shareholders’ equity as at the end of the year under IFRS and CAS were RMB1,366,621 million and RMB1,366,885 million respectively, with a difference of RMB264 million. These differences under the different accounting standards were primarily due to the valuation for assets other than fixed assets and oil and gas properties in 1999.

During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

008	PETROCHINA COMPANY LIMITED

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

CHANGES IN SHAREHOLDINGS AND
INFORMATION ON SHAREHOLDERS

1.	Changes in Shareholdings

Unit: Shares

	Pre-movement		Increase/decrease (+/-)					Post-movement
	Numbers of shares	Percentage (%)	New Issue	Bonus Issue	Conversion from Reserves	Others	Sub-total	Numbers of shares	Percentage (%)
Shares without selling restrictions	183,020,977,818	100.00	-	-	-	-	-	183,020,977,818	100.00
1. RMB-denominated ordinary shares	161,922,077,818	88.47	-	-	-	-	-	161,922,077,818	88.47
2. Shares traded in non-RMB currencies and listed domestically	-	-	-	-	-	-	-	-	-
3. Shares listed overseas	21,098,900,000	11.53	-	-	-	-	-	21,098,900,000	11.53
4. Others	-	-	-	-	-	-	-	-	-

2.	Issue and Listing of Securities

(1)	Issue of securities in the reporting period

In the reporting period, there was no issue of shares.

For the issuances of bonds, please refer to the section “Relevant Information on Corporate Bonds” of this annual report.

(2)	Shares held by Employees

During the reporting period, no shares for employees of the Company were in issue.

3.	Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2020 was 692,766, consisting of 686,532 holders of A shares and 6,234 registered holders of H shares (including 144 holders of the ADSs). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Stock Listing Rules of the Shanghai Stock Exchange (the “SSE Listing Rules”) are satisfied.

The number of shareholders of the Company as at February 28, 2021 was 684,300, consisting of 678,126 holders of A shares and 6,174 registered holders of H shares (including 139 registered holders of the ADSs).

2020 ANNUAL REPORT	009

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

(1)	Shareholdings of the top ten shareholders as at the end of the reporting period

Unit: Shares

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held	Increase and decrease during the reporting period (+, -)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned legal person	80.25	146,882,339,136(1)	0	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.42	20,902,097,700(3)	5,825,411		0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	2.09	3,819,971,070	-16,555	0	3,819,971,070
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	State-owned legal person	1.12	2,051,488,603	0	0	2,051,488,603
China Securities Finance Corporation Limited	State-owned legal person	0.62	1,139,138,704	0	0	0
Hong Kong Securities Clearing Company Limited(4)	Overseas legal person	0.32	578,402,044	368,725,005	0	0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000	0	0	0
Bosera Funds-Ansteel Group Corporation-Bosera Yinan No.1 Single Asset Management Plan	State-owned legal person	0.12	220,000,000	0	0	0
Central Huijin Asset Management Ltd.	State-owned legal person	0.11	206,109,200	0	0	0
ICBC-SSE 50 Exchange-traded Open-end Other Index Securities Investment Fund	Other	0.04	72,309,639	-2,539,100	0	0

Notes:	(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

010	PETROCHINA COMPANY LIMITED

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

(2)	Shareholdings of top ten shareholders of shares without selling restrictions as at the end of the reporting period

Unit: Shares
Ranking	Name of shareholders	Number of shares held		Types of shares
1	CNPC	146,882,339,136	(1)	A Shares
2	HKSCC Nominees Limited	20,902,097,700		H Shares
3	CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,819,971,070		A Shares
4	CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,051,488,603		A Shares
5	China Securities Finance Corporation Limited	1,139,138,704		A Shares
6	Hong Kong Securities Clearing Company	578,402,044		A Shares
7	China Metallurgical Group Corporation	560,000,000		A Shares
8	Bosera Funds-Ansteel Group Corporation-Bosera Yinan No.1 Single Asset Management Plan	220,000,000		A Shares
9	Central Huijin Asset Management Ltd.	206,109,200		A Shares
10	ICBC-SSE 50 Exchange-traded Open-end Other Index Securities Investment Fund	72,309,639		A Shares

Note: (1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders: except that both HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and China Securities Finance Corporation Limited and Central Huijin Asset Management Ltd. are shareholders of ordinary shares of Industrial and Commercial Bank of China Limited, the Company is not aware of any other connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

(3)	Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2020, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

2020 ANNUAL REPORT	011

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

					Unit: Shares
Name of shareholders	Nature of shareholding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
	A Shares	146,882,339,136 (L)	Beneficial Owner	90.71	80.25
CNPC			Interest of Corporation
	H Shares	291,518,000 (L) (1)	Controlled by the
			Substantial Shareholder	1.38	0.16
BlackRock, Inc. (2)	H Shares	1,263,923,364 (L)	Interest of Corporation	5.99	0.69
			Controlled by the
		492,000 (S)	Substantial Shareholder	0.00	0.00

(L) Long position   (S) Short position

Notes:	(1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,263,923,364 H shares (long position) and 492,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

As at December 31, 2020, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

4.	Information on Controlling Shareholder and the Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller during the reporting period.

(1) Controlling shareholder

The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (中國石油天然氣總公司). CNPC is also a state-authorised investment corporation and state-owned enterprise. Its legal representative is Mr. Dai Houliang. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

012	PETROCHINA COMPANY LIMITED

CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

In 2020, CNPC was committed to building itself into a globally first-class integrated energy corporation with truly international standards. It earnestly observed its requirements for high-quality development, fully implement its strategies, namely, innovation, resources, markets, internationalisation, green and low carbon. CNPC made great efforts on the prevention and control of the epidemic and the resumption of work and production, optimised the production and operation, deepened reform and innovation, strengthened risk prevention and control, and further enhanced the quality and profitability. As a result of these efforts, CNPC delivered a steady production and operation under control.

(2) Except for CNPC, no other legal person holds 10% or more of the shares in the Company (excluding HKSCC Nominees Limited).

(3) Ultimate controller

State-owned Assets Supervision and Administration Commission of the State Council is the ultimate controller of the Company.

(4) Ownership and controlling relationship between the Company and the ultimate controller

Note: Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

2020 ANNUAL REPORT	013

Dai Houliang       Chairman

CHAIRMAN’S REPORT

Dear Shareholders,

I am pleased to submit to you the annual report of the Company for the year ended December 31, 2020 for your review.

In 2020, affected by the outbreak of the COVID-19, the world economy has experienced a deep recession, with the exception of China, the economies of the world’s major economies have declined to varying degrees. China’s economy was affected by the COVID-19 in the first quarter; however relying on effective control of domestic COVID-19, China’s resumption of work and production are progressing steadily. Since the second quarter, China’s restored its economic growth with its GDP increased by 2.3% over last year. In 2020, the supply and demand in the global oil and gas market continued to ease up, and the annual average international oil prices decreased sharply as compared with last year.

Facing the unprecedented severe impacts and challenges including the COVID-19 and cliff-like drop in international oil prices, the Group earnestly implemented requirements on high-quality development, coordinated the advancement of COVID-19 prevention and control, resumption of work and production, production and operation, as well as reform and innovation to ensure the health and safety of employees, while maintaining the stable and controlled advancement of production and operation, deepen the improvement of quality and profitability, and successfully complete the pipeline assets restructuring. As

014	PETROCHINA COMPANY LIMITED

CHAIRMAN’S REPORT

a result, the operating results of the Group were better than expectation. In 2020, the Group achieved a revenue of RMB1,933,836 million, representing a decline of 23.2% as compared with last year, and the net profit attributable to owners of the Company was RMB19,006 million, representing a decrease of 58.4% as compared with last year. The financial position of the Group remained stable. The cash flow was good, and the free cash flow remained positive.

In 2021, the global economy is expected to achieve recovery, due to the COVID-19 control measures and economy stimulation measures adopted by major economies, but unstably and unevenly. The relax situation of supply and demand in the global oil market will be easing and the international oil price will stabilize and recover, and it is expected to remain in the low and medium range. China’s overall economic performance is positive, but facing the risks of changes in the COVID-19 and uncertainties in the external environment. The Group will adhere to the new development concept and implement the requirements for high-quality development by vigorously carrying out the five development strategies of innovation, resources, market, internationalization, green and low-carbon. We will adhere to corporate governance by laws and regulations and lay a solid foundation for safety and environmental protection. While further implementing reform and innovation and endeavoring to develop the main businesses, we will also actively promote green and low-carbon transformation and focus on digital transformation and intelligent development. The Group will continue to enhance quality and profitability, and strive to create value for shareholders.

In terms of Exploration and Production Business, the Group will strengthen risk exploration, mainly engaging in six fields, namely marine carbonate rocks, foreland thrust belt, lithologic strata, shale oil and gas, new areas and offshore area, striving to achieve strategic discovery and breakthrough. Focusing on concentrated exploration in key areas, we will speed up the implementation of large-scale exploration areas such as Chang 7 shale oil in Ordos and the North Slope of the central Sichuan paleo uplift, and actively prepare for strategic replacement areas or major replacement fields such as the permian volcanic rocks in West Sichuan Basin and the Kuche Qiulitag structural belt in the Tarim Basin. We will highlight profitable exploration by strengthening the administration of mining rights, accelerating the process of exploration to production and innovating the selection and transfer of mining rights to strengthen the work of reserves value and continuously improve the replacement rate of reserves. The Group will focus on stable and profitable production in old oil and gas fields, so as to control the decline rate and increase the recovery rate. We will attach importance to the profitable development in the new areas, organize the implementation of production capacity construction projects in strict accordance with the design plan, and reach the standards and production targets set out in the objectives of the plan. In 2021, we plan to reach the crude oil output of 923.5 million barrels and the marketable natural gas output of 4,354.0 billion cubic feet, with a total oil and natural gas equivalent output of 1,649.4 million barrels.

In terms of Refining and Chemicals Business, the Group will adhere to the concept of “molecular refining”, optimise the allocation of crude oil resources based on the conditions and locations of the devices, and giving preference to enterprises with sound profits or with integrated capacity of refining and chemicals production. We will adjust our product mix in light of market demands through intensifying our efforts in reducing oil and increasing chemicals production and increasing the output of high value-added oil refinery products such as high-grade gasoline, aviation kerosene, paraffin wax, lubricating oil, asphalt and low-sulfur fuel oil. The Group will also maintain the operation of chemical devices under high load and long cycle, accelerate the development of new materials and new products, and increase the proportion of high-end, high value-added and specialized chemical products. During the deepening benchmarking management, we will continue to improve economic and technical indicators and increase the comprehensive commodity rate. Two projects in relation to the ethylene production out of ethane, namely, Tarim and Changqing, will be completed and launched on schedule, and the construction of key projects in Guangdong Petrochemical will be accelerated. In 2021, we plan to reach the processing volume of crude oil of 1,247.3 million barrels.

2020 ANNUAL REPORT	015

CHAIRMAN’S REPORT

In terms of Marketing Business, the Group will strive to increase market share and go all out to expand sales in order to ensure smooth marketing channels for our own refineries. In order to comprehensively optimise marketing strategies, we will accurately study and judge the market and subdivide the market to establish a lattice client development and maintenance system, formulate marketing plans by region, enterprise and variety. In the meantime, we will adhere to the principle of focusing on retail and enlarge the scale of retailing, endeavoring to increase the price realisation rate, and realise the coordination of sales volume and profitability. We will develop new networks and optimise existing networks in a refined and differentiated way, while expanding the asset-light network in a diversified manner. To highlight the specialized operation of non-oil business, the Group will arrange for cross-sector cooperative retail outlets, speed up the construction of the ecosystem of “people, vehicles and life”, and enhance the capability of customer service and profitability creation.

In terms of Natural Gas and Pipeline Business, the Group will strengthen our study and research on the whole natural gas industry chain, coordinate and allocate domestic and foreign resources to optimise the layout of the natural gas market. For stabilizing the existing markets and exploring new markets, we strive for that all domestically-produced natural gas is produced and sold as planned. We will also optimise the scale and pace of importation of natural gas, so as to endeavour to stable market supply and smooth operation of the industry chain. We will expand the terminal market and develop market layout in advance. We will make efforts in improving the mixing of oil and gas business by accelerating the integrated operation mode of oil and gas terminals. Actively exploring new markets in the field of comprehensive energy utilization, we will strengthen the integration of gas and power, deepen the cooperation with enterprises of power generation, power grid and energy Internet. The Group will spare no effort to develop direct sales customers, focus on and develop new markets such as new urban fuel and power generation projects, with a view to building a multi-energy comprehensive supply and smart gas demonstration area. We will implement differentiated and refined marketing strategies by region, market and phase, use platforms such as the exchange center to promote the sale of shale gas and coalbed gas at market prices, and arrange spot LNG purchases based on profitability, so as to further enhance our ability to enhance profitability.

In terms of International Business, the Group will optimise the structure of overseas assets, business and regional layout. Through highlighting the acquisition of risk exploration projects, operator projects and natural gas projects, we will make continuous efforts on joint venture and cooperation and new project development, and strive to increase contribution to profitability enhancement so as to lay a solid foundation for sustainable development. We will focus on promoting risk exploration in Doseo Basin of Chad and rolling exploration in Aktobe Middle Block of Kazakhstan, and make efforts to solve the problems of stable and increased output of existing oil fields, and flexibly adjust the workload according to the changes to oil price and contract models.

Dai Houliang
Chairman
Beijing, the PRC
March 25, 2021

016	PETROCHINA COMPANY LIMITED

BUSINESS REVIEW

BUSINESS REVIEW

1. Market Review

(1) Crude Oil Market

In 2020, the COVID-19 had a huge adverse impact on the oil market. The world’s oil demand and supply have both declined sharply. In view of market fundamentals, the supply have largely exceeded demand, oil inventories stay high, and international oil prices have sharply dropped. For the first time in history, oil future price once fell into negative level. After the world’s major oil-producing countries reached an agreement on production reduction and the world’s major economies took measures to boost the economy, the international oil prices rebound in volatility. The annual average spot price of North Sea Brent crude oil was US$41.78 per barrel, representing a decrease of 34.9% as compared with last year. The annual average spot price of the West Texas Intermediate (“WTI”) crude oil was US$39.28 per barrel, representing a decrease of 31.1% as compared with last year.

(2) Refined Products Market

In 2020, due to the impact of the COVID-19, the domestic consumption of refined products declined slightly over last year, and the export volume of refined products also declined. The domestic refining capabilities continued to grow, and the output of refined products declined over last year. The domestic gasoline and diesel prices were adjusted 13 times during the year. As a result, the reference gasoline price, in aggregate, decreased by RMB1,295 yuan per ton and the reference diesel price, in aggregate, decreased by RMB1,250 yuan per ton. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

(3) Chemical Products Market

In 2020, due to the impact of the COVID-19, the production and sales of domestic chemical products were suppressed in the first half of the year. In the second half of the year, with the rebound of oil prices and the rapid progress of resumption of work and production, the demand steadily increased and surged in the third quarter, which led to the accelerated recovery of the relevant chemical product market. The spread of the overseas COVID-19 resulted in the shutdown of overseas refineries and reduced imports of chemical products, which has promoted the stability of domestic prices of plastics and other products.

(4) Natural Gas Market

In 2020, the consumption of global natural gas declined for the first time in ten years with the oversupply in the market intensifying and natural gas prices in major markets hitting a record low. The growth of domestic natural gas consumption has slowed down with production maintaining rapid growth and the growth of import volume slowing down slightly. The supply and demand in the natural gas market basically remained loose throughout the year, while temporary supply constraints occurred at the end of the year.

2. Business Review

(1) Exploration and Production

Domestic Exploration and Development

In 2020, the Group’s domestic exploration and development business focused on risk exploration, promoted

2020 ANNUAL REPORT	017

BuSineSS reVieW

concentrated exploration, fine exploration and high-efficiency evaluation in key basins and key areas. We achieved multiple strategic breakthroughs and important exploration results in Sichuan, Ordos, Junggar, Tarim and other basins, discovered and implemented large-scale reserve areas such as Chang 7 shale oil in Qingcheng area, Ordos, and natural gas in Tainei, central Sichuan. We focused on the profitability of the new area to build production, effectively controlled the decline rate of old oilfields, and increased the recovery rate. We optimised the structure of oil and gas products according to the profitability position, increased the intensity of natural gas exploration and development, and promoted rapid growth of domestic natural gas output. In 2020, the domestic business achieved a crude oil output of 743.8 million barrels, representing an increase of 0.6% as compared with last year, a marketable natural gas output of 3,993.8 billion cubic feet, representing an increase of 9.9% as compared with last year, and an oil and natural gas equivalent output of 1,409.7 million barrels, representing an increase of 4.8% as compared with last year.

018	PETROCHINA COMPANY LIMITED

BUSINESS REVIEW

Overseas Oil and Gas

In 2020, the Group’s overseas oil and gas business developed steadily. A number of important discoveries have been made in a number of exploration projects in Chad, Kazakhstan, etc., some renewal agreements to block exploration have been executed and the transfer of partial equity in the Abu Dhabi offshore project has been completed, procuring continuous optimisation of business layout and asset structure. In 2020, the oil and natural gas equivalent output from overseas operations amounted to 215.8 million barrels, representing an increase of 0.2% as compared with last year, accounting for 13.3% of the total oil and natural gas equivalent output of the Group.

In 2020, the Group’s crude oil output amounted to 921.8 million barrels, representing an increase of 1.4% as compared with last year. The marketable natural gas output reached 4,221.0 billion cubic feet, representing an increase of 8.0% as compared with last year. The oil and natural gas equivalent output amounted to 1,625.5 million barrels, representing an increase of 4.1% as compared with last year. As at the end of the reporting period, the total area to which the Group had the prospecting and mineral right of oil and natural gas (including coalbed methane) amounted to 272.4 million acres, among which the area of prospecting right was 240.3 million acres and the area of mineral right was 32.1 million acres. The number of net wells in the process of being drilled was 363. The number of wells with multilayer completion during the reporting period was 6,459.

Summary of Operations of the Exploration and Production Segment

	Unit	2020	2019	Year-on-year change (%)
Crude oil output	Million barrels	921.8	909.3	1.4
of which: domestic	Million barrels	743.8	739.7	0.6
overseas	Million barrels	178.0	169.6	4.9
Marketable natural gas output	Billion cubic feet	4,221.0	3,908.0	8.0
of which: domestic	Billion cubic feet	3,993.8	3,633.0	9.9
overseas	Billion cubic feet	227.2	275.0	(17.4)
Oil and natural gas equivalent output	Million barrels	1,625.5	1,560.8	4.1
of which: domestic	Million barrels	1,409.7	1,345.4	4.8
overseas	Million barrels	215.8	215.4	0.2
Proved reserves of crude oil	Million barrels	5,206	7,253	(28.2)
Proved reserves of natural gas	Billion cubic feet	76,437	76,236	0.3
Proved developed reserves of crude oil	Million barrels	4,654	5,474	(15.0)
Proved developed reserves of natural gas	Billion cubic feet	42,077	39,870	5.5

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

2020 ANNUAL REPORT	019

BUSINESS REVIEW

(2) Refining and Chemicals

In 2020, the Group’s refining and chemical business adhered to the principles of market orientation and profitability to scientifically arranged refining and chemical production and sales of chemical products and continue to optimise production layout and product mix through rationally adjusting diesel-gasoline ratios, promoting the reduction of refined products and the increase in chemical products. The Group maintained high-load operation of chemical facilities in accordance with market demand and increased the production of high value-added products. In 2020, the Group processed 1,177.5 million barrels of crude oil, representing a decrease of 4.1% as compared with last year. Among that, 678.0 million barrels of crude oil were from the Group’s exploration and production segment, accounting for 57.6%, which showed good synergy.

In 2020, the Group produced 107.042 million tons of refined products, representing a decrease of 9.1% as compared with last year, 6.345 million tons of ethylene, representing an increase of 8.2% as compared with last year, and 28.853 million tons of commodity volume of chemical products, representing an increase of 12.0% as compared with last year.

The refining restructuring of Daqing Petrochemical, the ethylene capacity recovery project of Lanzhou Petrochemical, and a batch of aviation kerosene production increase and low-sulfur marine fuel oil projects were completed and launched. The construction of the key projects such as the integration project of refining and chemicals of Guangdong Petrochemical and the projects in relation to the ethylene production out of ethane at Tarim and Changqing were proceeded in an orderly manner.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2020	2019	Year-on-year change (%)
Processed crude oil	Million barrels	1,177.5	1,228.4	(4.1)
Gasoline, kerosene and diesel output	‘000 tons	107,042	117,791	(9.1)
of which: Gasoline	‘000 tons	46,280	50,430	(8.2)
Kerosene	‘000 tons	10,043	12,733	(21.1)
Diesel	‘000 tons	50,719	54,628	(7.2)
Crude oil processing load	%	79.9	85.1	(5.2) percentage points
Light products yield	%	78.4	80.1	(1.7) percentage points
Refining yield	%	93.5	93.5	-
Ethylene	‘000 tons	6,345	5,863	8.2
Synthetic Resin	‘000 tons	10,287	9,580	7.4
Synthetic fibre materials and polymers	‘000 tons	1,278	1,309	(2.4)
Synthetic rubber	‘000 tons	1,001	910	10.0
Urea	‘000 tons	2,163	1,208	79.1

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

020	PETROCHINA COMPANY LIMITED

BUSINESS REVIEW

(3) Marketing

Domestic Operations

In 2020, the Group’s marketing business proactively responded to the severe challenges of shrinking market demand and high inventory, solidified the connection between production and sales so as to ensure the sales of products of the self-operated refineries and the maximization of the overall benefits of the industrial chain. We adjusted marketing strategies in a timely manner responding to market changes, implemented differentiated and precise marketing strategies by region, product variety, time period and customer type. The Group focused on the sales volume of retail and strived to improve sales quality. The Group strengthened sales network construction, actively seized high-profitability markets and high-quality sites in strategic regions, vigorously developed oil (gas) stations, increased retail capacity. The total number of service station operated by the Group reached 22,619. The Group intensified integration and mutual promotion of oil and non-oil businesses, accelerated on-line and off-line coordinated marketing and cross-sector integration and promoted the quality development of non-oil business.

International Trading Operations

In 2020, the Group’s international trading business strived to increase its sales ability of overseas share of oil and flexibly adjusted its refined oil export plan to vigorously explore overseas markets. We also strengthened risk management and control of product prices, and steadily improved its service, marketing and transaction capabilities.

In 2020, the sales volume of gasoline, kerosene and diesel of the Group achieved a total of 161.230 million tons, representing a decrease of 14.1% over the same period last year, of which the domestic sales of gasoline, kerosene and diesel were 105.896 million tons, representing a decrease of 11.0% over the same period last year.

Summary of Operations of the Marketing Segment

	Unit	2020	2019	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	‘000 tons	161,230	187,712	(14.1)
of which: Gasoline	‘000 tons	66,084	76,366	(13.5)
Kerosene	‘000 tons	14,350	21,183	(32.3)
Diesel	‘000 tons	80,796	90,163	(10.4)
Domestic sales volume of gasoline, kerosene and diesel	‘000 tons	105,896	118,995	(11.0)
of which: Gasoline	‘000 tons	49,188	53,546	(8.1)
Kerosene	‘000 tons	8,331	8,696	(4.2)
Diesel	‘000 tons	48,377	56,753	(14.8)
Market share in domestic retail market	%	35.9	36.7	(0.8) percentage point
Number of service stations	Units	22,619	22,365	1.1
of which: owned service stations	Units	21,042	20,955	0.4
Sales volume per service station	Tons/day	8.48	10.08	(15.9)
Number of convenience stores	Units	20,212	20,021	1.0

2020 ANNUAL REPORT	021

BUSINESS REVIEW

(4) Natural Gas and Pipeline

In 2020, the Group’s natural gas and pipeline business faced the unfavourable situation of the slowdown in market demand growth through taking various measures to develop new users and implemented precise strategies to expand sales. We also actively coordinated key regions and major users to increase gas consumption, sped up the sales through its own terminals and direct sales to new customers, and carried out pilot sales around oil and gas fields. We optimised the combination and flow of resources, increased the intensity of exploration of high-end and high-profitability markets, tapped the increment of self-owned terminals, promoted online bidding transactions, and continuously improved the capability to create profits. We orderly promoted the construction of key storage and transportation facilities such as Tangshan and Jiangsu LNG port terminals.

In 2020, the Group sold 248.745 billion cubic metres of natural gas, representing a decrease of 4.0% as compared with the same period last year. Among that, 172.593 billion cubic metres were sold in domestic market, representing an increase of 0.7% as compared with the same period last year. The Group completed the transaction of relevant pipeline assets and as at the end of the year, the Group’s domestic oil and gas pipelines measured a total length of 31,151 km, consisting of 22,555 km of natural gas pipelines, 7,190 km of crude oil pipelines and 1,406 km of refined product pipelines.

022	PETROCHINA COMPANY LIMITED

Duan Liangwei    Director and President

DISCUSSION AND ANALYSIS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the Annual Report and other sections thereof.

1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2020, the Group achieved a revenue of RMB1,933,836 million, representing a decrease of 23.2% as compared with last year. Net profit attributable to owners of the Company was RMB19,006 million, representing a decrease of 58.4% as compared with last year. Basic earnings per share were RMB0.10 yuan, representing a decrease of RMB0.15 yuan as compared with last year.

Revenue The revenue decreased by 23.2% from RMB2,516,810 million for 2019 to RMB1,933,836 million for 2020. This was primarily due to the decrease in the sales volume and sharp decrease in selling prices of the majority of oil and gas products of the Group. The table below sets out external sales volume and average realised prices for major products sold by the Group in 2020 and 2019 and their respective percentage of change:

2020 ANNUAL REPORT	023

DISCUSSION AND ANALYSIS OF OPERATIONS

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2020	2019	Percentage of Change (%)	2020	2019	Percentage of Change (%)
Crude oil*	158,266	150,322	5.3	2,070	3,162	(34.5)
Natural gas (hundred million cubic metres, RMB/’000 cubic metre)**	2,487.45	2,590.91	(4.0)	1,170	1,313	(10.9)
Gasoline	66,084	76,366	(13.5)	5,561	6,487	(14.3)
Diesel	80,796	90,163	(10.4)	4,221	5,286	(20.1)
Kerosene	14,350	21,183	(32.3)	2,652	4,255	(37.7)
Heavy oil	30,253	18,095	67.2	2,313	3,249	(28.8)
Polyethylene	5,659	4,985	13.5	6,725	7,443	(9.6)
Lubricant	1,404	977	43.7	6,426	8,047	(20.1)

*The crude oil listed above represents all the external sales volume of crude oil of the Group.

**The natural gas listed above represents all the external sales volume of natural gas of the Group.

Operating Expenses Operating expenses decreased by 22.4% from RMB2,395,048 million for 2019 to RMB1,857,899 million for 2020, of which:

Purchases, Services and Other Purchases, services and other decreased by 25.3% from RMB1,697,834 million for 2019 to RMB1,267,797 million for 2020. This was primarily due to the fact that the Group’s expenses for purchasing oil and gas products and trading decreased.

Employee Compensation Costs Employee compensation costs (including salaries, such additional costs as different types of insurances, housing provident funds and training fees for various types of employees) decreased by 4.4% from RMB154,318 million for 2019 to RMB147,604 million for 2020. This was primarily due to the fact that we implemented the linkage mechanism of work and performance and local governments reduced or exempted the social insurance fees.

Exploration Expenses Exploration expenses decreased by 6.9% from RMB20,775 million for 2019 to RMB19,333 million for 2020. This was primarily due to the fact that the Group optimised exploration plans responding to changes to the oil prices and controlled exploration expenses.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation decreased by 5.1% from RMB225,262 million for 2019 to RMB213,875 million for 2020. This was primarily due to the comprehensive effect of Group’s decrease of oil and gas reserves caused by the decline in oil prices and the pipeline assets restructuring.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 6.2% from RMB68,596 million for 2019 to RMB64,345 million for 2020. This was primarily due to the fact that the Group further promoted the improvement of quality and profitability, and strictly controlled non-production expenses.

Taxes other than Income Taxes Taxes other than income taxes decreased by 14.3% from RMB228,436 million for 2019 to RMB195,850 million for 2020, among which the consumption tax decreased by 11.8% from RMB164,973 million for 2019 to RMB145,525 million for 2020; the resource tax decreased by 24.3% from

024	PETROCHINA COMPANY LIMITED

DISCUSSION AND ANALYSIS OF OPERATIONS

RMB24,388 million for 2019 to RMB18,468 million for 2020; and crude oil special gain levy decreased by 76.9% from RMB771 million for 2019 to RMB178 million for 2020.

Other Income, net Other income, net increased by RMB50,732million from RMB173 million for 2019 to RMB50,905 million for 2020, primarily due to the gains from pipeline assets restructuring during the year.

Profit from Operations The profit from operations for 2020 was RMB75,937 million, representing a decrease of 37.6% from RMB121,762 million for 2019.

Net Exchange Gain Net exchange gain for 2020 was RMB108 million, representing an increase of RMB107 million from RMB1 million for 2019. This is primarily due to the impact of changes in exchange rate of US Dollar against Renminbi.

Net Interest Expense Net interest expense decreased by 12.2% from RMB26,778 million for 2019 to RMB23,505 million for 2020, primarily due to the control the scale of interest-bearing debts, optimisation of debt structure, and reduction of cost of debts by the Group.

Profit Before Income Tax Expense Profit before income tax expense decreased by 45.7% from RMB103,214 million for 2019 to RMB56,073 million for 2020.

Income Tax Expense The income tax expense decreased by 37.6% from RMB36,199 million for 2019 to RMB22,588 million for 2020, which was primarily due to the sharp decrease in the Group’s profit before income tax expense over the same period last year.

Profit for the Year Net profit for 2020 decreased by 50.0% to RMB33,485 million from RMB67,015 million for 2019.

Profit Attributable to Non-controlling Interests Profit

attributable to non-controlling interests decreased by 32.1% from RMB21,333 million for 2019 to RMB14,479 million for 2020, which was primarily due to the sharp decrease of profits of subsidiaries of the Group over the same period last year.

Profit Attributable to Owners of the Company Profit attributable to owners of the Company decreased by 58.4% from RMB45,682 million for 2019 to RMB19,006 million for 2020.

(2)	Segment Results

◆	Exploration and Production

Revenue The realised revenue of the Exploration and Production segment for 2020 was RMB530,807 million, representing a decrease of 21.5% from RMB676,320 million for 2019, which was primarily due to the comprehensive impact of the increase of the sales volume and the decrease of prices of gas and oil products including crude oil and natural gas. In 2020, the oil imported from Russia, Kazakhstan and others by the Group amounted to 39.03 million tons, representing a decrease of 2.3% over the 39.95 million tons of 2019. The revenue from the sales of imported oil from Russia, Kazakhstan and others was RMB85,080 million for 2020, representing a decrease of 35.4% from RMB131,723 million for 2019. The average realised crude oil price of the Group in 2020 was US$40.33 per barrel, representing a decrease of 33.8% from US$60.96 per barrel in 2019.

Operating Expenses Operating expenses of the Exploration and Production segment decreased by 12.5% from RMB580,223 million for 2019 to RMB507,715 million for 2020, which was primarily due to the decrease of procurement expenses and taxes other than income tax. In 2020, the cost from importing oil from Russia, Kazakhstan and others amounted to RMB86,388 million, representing a decrease of 34.0% from RMB130,941 million for 2019.

In 2020, the unit oil and gas lifting cost of the Group

2020 ANNUAL REPORT	025

DISCUSSION AND ANALYSIS OF OPERATIONS

was US$11.10 per barrel, representing a decrease of 8.3% from US$12.11 per barrel for 2019.

Profit from Operations In 2020, the domestic business of the exploration and production segment continued profitable development, optimised the development plan of each block based on the calculation of marginal profit, enhanced its integrated administration covering matters in respect of investment, reserve and costs, and strictly controlled the development cost; overseas business coordinated the COVID-19 prevention and control and production and operation, took various measures simultaneously to promote the improvement of quality and profitability, and strived to control and reduce investment and costs. In 2020, affected by the sharp decrease of oil and gas prices, the Exploration and Production segment realised an operating profit of RMB23,092 million, representing a decrease of 76.0% from RMB96,097 million for 2019.

◆	Refining and Chemicals

Revenue The revenue of the Refining and Chemicals segment decreased by 22.5% from RMB1,000,062 million for 2019 to RMB774,775 million for 2020, primarily due to the comprehensive impacts including the decrease of the sales volume and prices of refined oil and the increase of sales volume but the decrease of the prices of chemical products.

026	PETROCHINA COMPANY LIMITED

DISCUSSION AND ANALYSIS OF OPERATIONS

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 21.1% from RMB983,985 million for 2019 to RMB776,609 million for 2020, primarily due to decreasing procurement costs of crude oil and feedstock, and decrease of taxes and sales and administration expenses.

In 2020, the cash processing cost of refineries of the Group was RMB163.90 yuan per ton, decreased by 2.8% from RMB168.64 yuan per ton in 2019, primary due to the impact of decrease of power costs.

(Loss)/Profit from Operations In 2020, the Refining

and Chemicals segment adhered to market orientation, timely adjusted processing load according to market changes and optimised product structure to make its best endeavour to ensure the safe operation of the industrial chain and maximization of profitability. We also strengthened technology research , and increased the production of high-end and high value-added chemical products to increase the profitability of chemical business. In the meantime, we strengthened cost control by continuously reducing processing costs. However, as affected by the narrowing margins of the refining business, the Refining and Chemicals segment in 2020 realised operating loss of RMB1,834 million, representing a decrease of 111.4% as compared with the realisation of operating profits of RMB16,077 million for 2019. Among that, the refining operations recorded an operating loss of RMB12,801 million, representing a decrease of 201.2% as compared with the realisation of operating profits of RMB12,650 million for 2019, while the chemical operations realised an operating profit of RMB10,967 million, representing an increase of 220.0%, as compared with RMB3,427 million for 2019.

Note:	In 2020, in order to optimise production, operation and management, the Group shifted PetroChina Fuel Oil Company Limited and PetroChina Lubricant Company from the Marketing segment to the Refining and Chemicals segment. Accordingly, the comparative data in respect of Refining and Chemicals segment and also the Marketing segment against those of the same period of last year have been restated, which implies that the two companies mentioned above shall be deemed to have been incorporated in the Refining and Chemical segment since the earliest financial reporting period presented.

◆	Marketing

Revenue The revenue of the Marketing segment decreased by 27.8% from RMB2,075,044 million for 2019 to RMB1,497,533 million for 2020, primarily due to decrease in sales volume and price of refined oil.

2020 ANNUAL REPORT	027

DISCUSSION AND ANALYSIS OF OPERATIONS

Operating Expenses Operating expenses of the Marketing segment decreased by 27.8% from RMB2,077,922 million for 2019 to RMB1, 500,439 million for 2020, primarily due to a decrease in the expenditure arising from the external purchase of refined oil.

Loss from Operations In 2020, the Marketing segment strived to overcome the adverse impact of the COVID-19 on market demand by intensifying the efforts in market analysis and research and adjusted marketing tactics in a flexible manner. The Group used its best endeavour to increase the sales volume and output in key areas, to increase the retail sale of refined products, strengthened refined marketing and precision marketing to improve the price realisation rate. Based on the profitability projection, the Group strengthened the interaction between the domestic and international markets, optimised the refined oil export plan, which led to an improvement in the overall profitability of the value chain. In 2020, the Marketing segment recorded an operating loss of RMB2,906 million, representing an increase of loss of RMB28 million as compared with the operating loss of RMB2,878 million for 2019.

◆	Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment amounted to RMB370,771 million for 2020, representing a decrease of 5.2% as compared with RMB391,023 million for 2019, primarily due to the comprehensive impacts including the increase of the sales volume and the decrease of the price of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB298,361 million for 2020, representing a decrease of 18.2% as compared with RMB364,915 million for 2019, primarily due to the decrease in the expenditure of natural gas purchase.

Profit from Operations In 2020, the Natural Gas

and Pipeline segment actively optimised the resource structure, strived for full production and full sales of domestically produced gas, and reduced resource procurement costs. By formulating targeted marketing and service plans based on the customer needs and developing the profitable markets, the Group intensively enhanced its sales capability in respect of retail sales to end users. In 2020, benefiting from the income of pipeline assets restructuring and measures of quality and profitability enhancement, the Natural Gas and Pipeline segment realised an operating profit of RMB72,410 million, representing an increase of 177.3% as compared to RMB26,108 million in 2019.

In 2020, the sale of imported natural gas recorded a net loss of RMB14,159 million, representing a reduction of loss of RMB16,551 million as compared with last year and showing the remarkable achievement in loss control, primarily due to the comprehensive impact, including measures of quality improvement and profitability enhancement adopted by the Group and the sharp decline of the costs of imported natural gas caused by the decrease of oil prices. The Group will continue to adopt effective measures to control losses arising from sale of imported natural gas.

In 2020, the Group’s international operations(Note) realised a revenue of RMB721,015 million, accounting for 37.3% of the Group’s total revenue. Profit before income tax expense amounted to RMB8,093 million. The Group’s international operations maintained a stable development with further improved international operating ability.

Note:	The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

028	PETROCHINA COMPANY LIMITED

DISCUSSION AND ANALYSIS OF OPERATIONS

(3)	Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2020	As at December 31, 2019	Percentage of Change
	RMB million	RMB million	%
Total assets	2,488,126	2,732,910	(9.0)
Current assets	486,767	466,913	4.3
Non-current assets	2,001,359	2,265,997	(11.7)
Total liabilities	1,121,505	1,288,605	(13.0)
Current liabilities	605,418	661,419	(8.5)
Non-current liabilities	516,087	627,186	(17.7)
Equity attributable to owners of the Company	1,215,158	1,230,156	(1.2)
Share capital	183,021	183,021	-
Reserves	304,182	304,011	0.1
Retained earnings	727,955	743,124	(2.0)
Total equity	1,366,621	1,444,305	(5.4)

Total assets amounted to RMB2,488,126 million, representing a decrease of 9.0% from that as at the end of 2019, of which:

Current assets amounted to RMB486,767 million, representing an increase of 4.3% from that as at the end of 2019, primarily due to the increase in held-for-sale assets and monetary funds.

Non-current assets amounted to RMB2,001,359 million, representing a decrease of 11.7% from that as at the end of 2019, primarily due to the impact of pipeline assets restructuring.

Total liabilities amounted to RMB1,121,505 million, representing a decrease of 13.0% from that as at the end of 2019, of which:

Current liabilities amounted to RMB605,418 million, representing a decrease of 8.5% from that as at the end of 2019, primarily due to the decrease in the amount of short-term borrowings, accounts payable and accrued liabilities.

Non-current liabilities amounted to RMB516,087 million, representing a decrease of 17.7% from that as at the end of 2019, primarily due to the decrease in long-term borrowings and lease liabilities.

Equity attributable to owners of the Company amounted to RMB1,215,158 million, representing a decrease of 1.2% from that as at the end of 2019, primarily due to the decrease in retained earnings.

(4)	Cash Flows

As at December 31, 2020, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2020 and 2019 respectively and the amount of cash and cash equivalents as at the end of each year:

2020 ANNUAL REPORT	029

DISCUSSION AND ANALYSIS OF OPERATIONS

	Year ended December 31
	2020	2019
	RMB million	RMB million
Net cash flows from operating activities	318,575	359,610
Net cash flows used for investing activities	(181,986)	(332,948)
Net cash flows used for financing activities	(99,400)	(27,276)
Translation of foreign currency	(4,967)	1,069
Cash and cash equivalents at end of the year	118,631	86,409

◆	Net Cash Flows from Operating Activities

The net cash flows of the Group from operating activities in 2020 amounted to RMB318,575 million, representing a decrease of 11.4% from RMB359,610 million in 2019. This was mainly due to the combined impact from the profit reduction and the change in working capital during the reporting period. As at December 31, 2020, the Group had cash and cash equivalents of RMB118,631 million. The cash and cash equivalents were mainly denominated in US Dollar and Renminbi (approximately 55.1% were denominated in US Dollar, approximately 36.2% were denominated in Renminbi, approximately 6.5% were denominated in HK Dollar and approximately 2.2% were denominated in other currencies).

◆	Net Cash Flows Used for Investing Activities

The net cash flows of the Group used for investing activities in 2020 amounted to RMB181,986 million, representing a decrease of 45.3% from RMB332,948 million in 2019. The increase was primarily due to the combined effects of reduction of capital expenditures arising from the Group’s optimisation of investment scale based on changes in oil prices, and pipeline assets restructuring during the reporting period.

◆	Net Cash Flows Used for Financing Activities

The net cash used by the Group for financing activities in 2020 was RMB99,400 million, representing an increase of 264.4% from RMB27,276 million in 2019. This was primarily due to the increase in repayment for borrowings during the reporting period.

The net borrowings of the Group as at December 31, 2020 and December 31, 2019, respectively, were as follows:

	As at December 31, 2020	As at December 31, 2019
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	117,542	175,840
Long-term borrowings	251,379	290,882
Total borrowings	368,921	466,722
Less: Cash and cash equivalents	118,631	86,409
Net borrowings	250,290	380,313

030	PETROCHINA COMPANY LIMITED

DISCUSSION AND ANALYSIS OF OPERATIONS

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2020	As at December 31, 2019
	RMB million	RMB million
Within 1 year	124,777	188,771
Between 1 and 2 years	53,526	30,090
Between 2 and 5 years	188,012	253,918
After 5 years	27,894	31,576
	394,209	504,355

Of the total borrowings of the Group as at December 31, 2020, approximately 52.1% were fixed-rate borrowings and approximately 47.9% were floating-rate borrowings. Of the borrowings as at December 31, 2020, approximately 71.2% were denominated in Renminbi, approximately 26.7% were denominated in US Dollar, and approximately 2.1% were denominated in other currencies.

As at December 31, 2020, the gearing ratio of the Group (gearing ratio = interest-bearing borrowings/ (interest-bearing borrowings + total equity), interest-bearing borrowings include various short-term and long-term borrowings) was 21.3% (24.4% as at December 31, 2019).

(5)	Capital Expenditures

In 2020, the Group flexibly adjusted and optimised the scale and structure of investment in accordance with changes in oil prices, operating profitability and cash flow, and coordinated the promotion of key projects construction. In 2020, the capital expenditures of the Group amounted to RMB246,493 million, representing a decrease of 16.9% from RMB296,776 million in 2019. The table below sets out the capital expenditures of the Group for 2020 and 2019 and estimated capital expenditure of each business segment for 2021.

	2020		2019		Estimated amount for 2021
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	186,620	75.71	230,117	77.54	175,200	73.31
Refining and Chemicals	21,810	8.85	21,823	7.35	38,000	15.90
Marketing	16,294	6.61	17,074	5.76	12,200	5.10
Natural Gas and Pipeline	21,143	8.58	27,004	9.10	13,000	5.44
Head Office and Other	626	0.25	758	0.25	600	0.25
Total	246,493	100.00	296,776	100.00	239,000	100.00

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures for the Exploration and Production segment for each of 2020 and 2019 and the estimated amount for 2021 would be RMB197,019 million, RMB241,992 million and RMB186,200 million, respectively.

2020 ANNUAL REPORT	031

DISCUSSION AND ANALYSIS OF OPERATIONS

◆	Exploration and Production

Capital expenditures for the Exploration and Production segment for 2020 amounted to RMB186,620 million, which were primarily used for oil and gas exploration and development in significant basins such as Songliao Basin, Ordos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin, enhancing the development of unconventional resources such as shale gas and profitable development from existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region.

It is estimated that the capital expenditures for the Exploration and Production segment for 2021 will be RMB175,200 million, which will primarily be used for sizable and profitable exploration and development and profitability in key basins such as Songliao, Ordos, Tarim, Sichuan and Bohai Bay, enhancing the development of unconventional resources such as shale gas and shale oil, and promotion of new energy projects including clean energy alternatives. In adherence to the principle of optimised development, overseas operations will continue to focus on the operation of existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region when seeking new projects of high quality.

◆	Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2020 amounted to RMB21,810 million, which were primarily used in the construction of large-scale refining and chemical projects, such as integration project of refining and chemicals of Guangdong Petrochemical, and the projects in relation to the ethylene production out of ethanes at Changqing and Tarim, and the refining-chemical transformation and upgrade projects.

032	PETROCHINA COMPANY LIMITED

DISCUSSION AND ANALYSIS OF OPERATIONS

It is estimated that the capital expenditures for the Refining and Chemicals segment for 2021 will be RMB38,000 million, which will be used primarily for the construction of large-scale refining and chemical projects, such as integration project of refining and chemicals of Guangdong Petrochemical, the projects in relation to the ethylene production out of ethane at Changqing and Tarim, and expansion and new establishment of ethylene projects, and refining reduction and chemicals enhancement and transformation and upgrading project for new materials and new technologies.

◆	Marketing

Capital expenditures for the Group’s Marketing segment for 2020 amounted to RMB16,294 million, which were mainly used for the network for the sales of end-products within the domestic refined oil markets, and the equipment construction of overseas oil and gas storage and sales.

It is estimated that the capital expenditures for the Marketing segment for 2021 will be RMB12,200 million used primarily for the network expansion for the sales of end-products within the domestic refined oil markets, expansion of new energy projects such as hydrogen refuelling stations and the equipment construction of overseas oil and gas storage and sales.

◆	Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2020 amounted to RMB21,143 million, which were mainly used for key natural gas transmission projects including the China-Russia East-route Gas Pipeline Project, the facilities for peak regulation and storage and transportation including Shen Zhen LNG equipment, as well as the gas branches and sales terminals.

It is estimated that the capital expenditures for the Natural Gas and Pipeline segment for 2021 will be RMB13,000

2020 ANNUAL REPORT	033

DISCUSSION AND ANALYSIS OF OPERATIONS

million, which will be used primarily for construction of LNG receiving stations, natural gas branch lines, development projects for urban gas market end-users, and new energy collaboration projects such as natural gas power generation.

◆	Head Office and Other

Capital expenditures for the Head Office and Other segment for 2020 were RMB626 million, which were primarily used for improvement of scientific research facilities and development of the IT system.

It is estimated that the capital expenditures for the Head Office and Other segment of the Group for 2021 will be RMB600 million, which will be used primarily for enhancement of research facilities and development of the IT system.

2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS

(1)	Financial Data Prepared under CAS

	As at December 31, 2020	As at December 31, 2019	Percentage of Change
	RMB million	RMB million	%
Total assets	2,488,400	2,733,190	(9.0)
Current assets	486,767	466,913	4.3
Non-current assets	2,001,633	2,266,277	(11.7)
Total liabilities	1,121,515	1,288,612	(13.0)
Current liabilities	605,418	661,419	(8.5)
Non-current liabilities	516,097	627,193	(17.7)
Equity attributable to equity holders of the Company	1,215,421	1,230,428	(1.2)
Total equity	1,366,885	1,444,578	(5.4)

For reasons for changes, please read Section “Assets, Liabilities and Equity” in Discussion and Analysis of Operations of this annual report.

(2)	Principal operations by segment and by product under CAS

	Income from principal operations for the year 2020	Cost of principal operations for the year 2020	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	Percentage points
Exploration and Production	512,349	401,189	17.3	(21.7)	(13.9)	(6.7)
Refining and Chemicals	766,358	566,858	4.5	(22.7)	(24.1)	(1.2)
Marketing	1,473,620	1,420,966	3.5	(28.2)	(28.9)	1.0
Natural Gas and Pipeline	362,559	331,063	8.5	(5.7)	(6.3)	0.5
Head Office and Other	493	296	-	2.9	5.0	-
Elimination	(1,240,363)	(1,235,310)	-	-	-	-
Total	1,875,016	1,485,062	10.7	(23.7)	(23.5)	(1.3)

* Margin = Profit from principal operations / Income from principal operations

034	PETROCHINA COMPANY LIMITED

DISCUSSION AND ANALYSIS OF OPERATIONS

(3)	Principal operations by regions under CAS

	2020	2019	Year-on-year change
Revenue from external customers	RMB million	RMB million%
Mainland China	1,212,821	1,476,693	(17.9)
Other	721,015	1,040,117	(30.7)
Total	1,933,836	2,516,810	(23.2)

	December 31, 2020	December 31, 2019	Year-on-year change
Non-current assets *	RMB million	RMB million%
Mainland China	1,789,455	2,027,541	(11.7)
Other	190,785	213,427	(10.6)
Total	1,980,240	2,240,968	(11.6)

* Non-current assets include other non-current assets other than financial instruments and deferred tax assets.

(4)	Principal subsidiaries and associates of the Group under CAS

	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets /(liabilities)	Net profit/ (loss)
Name of company	RMB million	%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited	47,500	100.00	367,173	143,675	223,498	(9,967)
CNPC Exploration and Development Company Limited	16,100	50.00	198,438	44,386	154,052	6,006
PetroChina Hong Kong Limited	HK$7,592 million	100.00	155,317	65,061	90,256	9,944
PetroChina International Investment Company Limited	31,314	100.00	87,413	141,090	(53,677)	(6,852)
PetroChina International Co., Ltd.	18,096	100.00	189,431	121,570	67,861	5,204
PetroChina Sichuan Petrochemical Co., Ltd.	10,000	90.00	30,649	5,868	24,781	520
China Oil & Gas Pipeline Network Corporation	500,000	29.90	729,994	159,712	570,282	6,444
China Petroleum Finance Co., Ltd.	8,331	32.00	491,085	416,818	74,267	7,819
CNPC Captive Insurance Co., Ltd.	5,000	49.00	14,223	7,528	6,695	389
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	9,004	6,085	2,919	185
Mangistau Investment B.V.	US$131 million	50.00	11,416	3,583	7,833	362
Trans-Asia Gas Pipeline Co., Ltd.	5,000	50.00	42,695	2,565	40,130	3,060

2020 ANNUAL REPORT	035

SIGNIFICANT EVENTS

SIGNIFICANT EVENTS

1. Cash Dividend in the Recent Three Years

			Unit: RMB million
Year	Amount (inclusive of tax)	Net Profit of the Year*	Percentage of Net Profit (%)
2018	32,724	52,591	62.2
2019	26,293	45,682	57.6
2020	32,000	19,006	168.4

*	Net profit means historical data of profit attributable to owners of the Company in the year as calculated in accordance with the IFRS

Formulation and implementation of the cash dividend policy of the Company

To safeguard the interests of vast shareholders, it is provided by the Company in the Articles of Association of PetroChina Company Limited (“Articles of Association”) that in the premise that the net profit attributable to owners of the Company and the accumulated undistributed profit for the year are positive, and the Company’s cash flow can satisfy the normal operation and sustainable development of the Company, the amount of cash dividend to be distributed shall not be less than 30% of the net profit attributable to owners of the Company realised in the relevant year. The Company distributes dividends twice a year, with the final dividend to be determined by the general meeting by ordinary resolution and the interim dividend determined by the Board of Directors as authorised by the general meeting by way of ordinary resolution.

Since its listing, the Company has strictly complied with the Articles of Association and relevant regulatory requirements, and adopting the principle of returns to shareholders, distributed 45% of its net profit attributable to owners of the Company as dividend. Since 2016, with the oil price being low, the Company has distributed an additional special dividend on the base of dividend of 45% of its net profit attributable to owners of the Company, which has brought good returns for shareholders. The steady and active dividend distribution policy of the Company is welcomed by the shareholders. The independent directors of the Company have performed their duties faithfully and diligently, formed opinions on dividend distribution independently and objectively, and played a desirable role.

2. Distribution Plan for the Final Dividend for 2020

Affected by the COVID-19 and low oil prices, the Company’s operating results in 2020 was greatly affected. Despite the difficulties, the Company always attaches great importance to shareholder returns. After overall consideration of the Company’s operating performance, financial status, cash flow and income from pipeline asset restructuring, etc. and in return for the shareholders, the Board recommends a final cash dividend of RMB0.08742 yuan (inclusive of applicable tax) per share for 2020 to all shareholders. The total amount of cash dividends reaches

036	PETROCHINA COMPANY LIMITED

SIGNIFICANT EVENTS

RMB16 billion. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2020 annual general meeting to be held on June 10, 2021. The final dividend of H shares will be paid to all shareholders of H shares whose names appear on the register of members of the Company at the close of trading on June 28, 2021. The register of members of H shares will be closed from June 23, 2021 to June 28, 2021 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on June 22, 2021. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 28, 2021 are eligible for the final dividend. The final dividend of A shares and H shares for 2020 will be paid on or about June 29, 2021 and July 30, 2021, respectively.

In accordance with the relevant provisions of the Articles of Association and relevant laws and regulations, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and the Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on June 10, 2021.

Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008, amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on June 28, 2021.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolition of Guo Shui Fa [1993] No. 045 (《關於國稅發[1993]045號文件廢止後有關個人所得稅征管問題的通 知》promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348) (國家

2020 ANNUAL REPORT	037

SIGNIFICANT EVENTS

稅務總局國稅函[2011]348號), the Company is required to withhold and pay the individual income tax for its individual H shareholders and the individual H shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual H shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2019] No.35) (《關於發布<非居民納稅人享受協定待遇管理辦法>的公 告》(國家稅務總局公告2019年第35號)). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 28, 2021 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m. June 22, 2021 (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 28, 2021.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅〔2014〕81號)) which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》(財稅[2016]127號）), which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by

038	PETROCHINA COMPANY LIMITED

SIGNIFICANT EVENTS

CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors

(including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the Hong Kong investors and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

3. Shareholding in other companies

(1) Shareholding interests in other listed companies

As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

Unit: HK Dollars million
Stock code	Stock short Name	Initial Investment Amount	Number of shares held	Shareholding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY(1)	25,802	4,708,302,133	54.38	25,802	-	-	Longterm equity investments	Acquisition and further issue of shares

Note: (1)	The Group held the shares in Kunlun Energy Limited through PetroChina Hong Kong Limited, an overseas wholly-owned subsidiary of the Company. The shares of Kunlun Energy Company Limited are listed on the Hong Kong Stock Exchange.

2020 ANNUAL REPORT	039

SIGNIFICANT EVENTS

(2) Shareholding of interests in non-listed financial institutions

								Unit: RMB million
Name of investment target	Initial investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd.	9,917	2,666,000,000	32.00	24,114	2,502	4,100	Long - term equity investment	Injection of capital
CNPC Captive Insurance Co., Ltd.	2,450	2,450,000,000	49.00	3,281	191	238	Long - term equity investment	Establishment by promotion

4. Significant connected transactions during the reporting period

Please refer to the section “Connected Transactions” in this annual report. During the reporting period, no substantial shareholder of the Company has utilized the funds of the Company for non-operating purposes.

5. Material contracts and the performance thereof

(1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profit for the year.

(2) As of the end of the reporting period, the Company and its subordinate companies (including the companies wholly-owned or controlled by the Company, the same below) had a guarantee balance of RMB187.108 billion, including RMB21.598 billion for credit guarantee and RMB154.170 billion for performance guarantee, RMB11.340 billion for financing guarantee, and the balance of guarantees as of the end of the reporting period accounted for approximately 13.69% of the Group’s net asset. The guarantee balance of the Company as of the end of the reporting period did not exist for the guarantee provided to the controlling shareholder, the ultimate controller and its related parties.

(3) The Company did not entrust any other person on material wealth management during the reporting period.

(4) The Company had no material external entrustment loans during the reporting period.

(5) The Company had no overdue principals or interests of material bank loans during the reporting period.

(6) Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

6. Performance of Undertakings

In order to support the business development of the Company, consolidate the relevant quality assets and avoid industry competition, CNPC, the controlling shareholder of the Company, entered into the Agreement on Non-Competition and Pre-emptive Right to Transactions (the “Agreement”) with the Company on March 10, 2000.

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SIGNIFICANT EVENTS

As at the end of the reporting period, except for those already performed, the undertakings not performed by CNPC included the following: (1) due to the fact that the laws of the jurisdiction where ADSs are listed prohibit local citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC failed to inject the overseas oil and gas projects in certain countries into the Company; (2) after execution of the Agreement, CNPC obtained certain business opportunities that competed or were likely to compete with the principal business of the Company, which is not in strict compliance with the Agreement. Nevertheless, such industry competition primarily concentrated on oil and gas exploration and development operations at certain overseas countries and regions in which the resources owned by CNPC were insufficient or uncertain.

In connection with matters described above, CNPC issued a Letter of Undertaking to the Company on June 20, 2014 and made additional undertakings that: (1) within ten years from the date of the Letter of Undertaking, after taking into account of political, economic and other factors, the Company may request CNPC to sell offshore oil and gas assets which remain in possession by CNPC as at the date of the Letter of Undertaking; (2) for business opportunities relating to investment in offshore oil and gas assets after the date of the Letter of Undertaking, the relevant prior approval procedure of the Company shall be initiated strictly in accordance with the Agreement. Subject to the applicable laws, contractual agreements and procedure requirements, CNPC will sell to the Company offshore oil and gas assets as described in items (1) and (2) above at the request of the Company.

Save for the above additional undertakings, undertakings made by CNPC in the Agreement remain unchanged.

Save for the above undertakings, there is no material undertakings given by the Company, any shareholders, ultimate controllers, purchasers, Director, Supervisor or senior management or other related parties during the reporting period.

7. Engagement and disengagement of firm of accountants

During the reporting period, the Company has not changed its accounting firms.

During the reporting period, the Company retain KPMG Huazhen LLP to serve as the domestic auditors, and KPMG as the overseas auditors, for 2020. Remuneration in respect of the 2020 audit work amounted to RMB49 million, mainly for the provision of auditing services for the Company’s domestic and international needs, in which the financial report auditing fee amounted to RMB41 million and the financial report internal control auditing fee amounted to RMB8 million. Please refer to Note 7 of the Financial Statements prepared in accordance with IFRS in this annual report for details of the remuneration of the auditors.

As at the end of the reporting period, KPMG Huazhen LLP and KPMG have provided audit service to the Company for eight years.

The Company is a subsidiary of CNPC, which is a state-owned enterprise under the control of the State-owned Assets Supervision and Administration Commission (the “SASAC”) of the State Council. Pursuant to the relevant requirements under the Notice on the Issues Relating to Accounting Firms Undertaking Audit of Final Financial Accounts of Central State-Owned Enterprises (Cai Kuai [2011] No. 24) (《關於會計師事務所承擔中央企業財務決算審計有關問題的通知》（財會[2011]24號）) issued by the Ministry of Finance of the People’s Republic of China and the SASAC, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a central state-owned enterprise and its subsidiaries (the “SASAC Rotation Requirements”). KPMG Huazhen LLP and KPMG will retire as the domestic and international auditors of the Company with effect from the conclusion of the forthcoming annual general meeting for the year 2020 of the Company and will

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SIGNIFICANT EVENTS

not offer themselves for reappointment due to the SASAC Rotation Requirements. Pursuant to the open selection process and as recommended by the Audit Committee of the Company, the Board of the Company and the Supervisory Committee of the Company have resolved to appoint PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the Company’s domestic and international auditors, respectively, for the year of 2021, and have resolved to propose to the shareholders of the Company at the annual general meeting for the year 2020 of the Company to approve the appointments of the auditors and to authorise the Board to fix the remuneration of the auditors.

8. Material litigation and arbitration

During the reporting period, the Company has no material litigations or arbitrations.

9. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholder and ultimate controller and remedies thereto

During the reporting period, none of the Company or its current Directors, Supervisors, senior management, controlling shareholder or ultimate controller of the Company was subject to any investigation by the competent authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable to act as directors, or was imposed on material punishment by other administrative authorities or was subject to any public criticisms made by a stock exchange.

The incumbent Directors, Supervisors and senior management of the Company and those who retired during the reporting period did not receive the punishment from the securities regulation organizations in recent three years.

10. Creditworthiness of the Company and its controlling shareholder and ultimate controller

During the reporting period, the Company and its controlling shareholder and ultimate controller, CNPC, carried out various businesses in a continuous and steady way, adhering to the philosophy of good faith and the principle of compliance with laws and regulations, and did not incur any unperformed material court judgement that had come into force or any significant outstanding debt that had become due and payable.

11. Other Significant Matters

(1) Acquisition, Asset Disposal and Asset Restructuring

On July 23, 2020, the Company entered into the Framework Agreement on Transaction of Oil and Gas Pipeline Relevant Assets and 10 sub-agreements including the Equity Acquisition Agreement on PetroChina Pipeline Co., Ltd., and the Production and Operation Agreement with China Oil&Gas Pipeline Network Corporation (the “PipeChina”) upon approval by sixth meeting of the Board of Directors of the Company in 2020 and forth meeting of the Supervisory Committee of the Company in 2020.The Company sold its major oil & gas pipelines, certain gas storages, LNG terminals and initial oil and gas (including its equity interests) to PipeChina for 29.9% of its equity interests and corresponding cash consideration (the “Transaction”). The consideration of the Transaction is based on the appraised value on December 31, 2019 (as the base date), taking into account factors such as the profit and loss during the transition period, subsequent adjustment events and the price at the timing of the delivery of initial oil and gas asset, which will be determined after audit. This transaction helped the Company focus more on its upstream oil and gas exploration and development business, actively promote

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SIGNIFICANT EVENTS

the development of its downstream oil and gas distribution market, relieve the Company’s pressure relating to capital expenditures, and make greater use of the nationwide oil and gas storage and transmission facilities, to improve operational efficiency and value creation capabilities.

On September 28, 2020, the Transaction was reviewed and approved at the second extraordinary general meeting of shareholders of the Company in 2020, with a support rate of 99.9963%.

On September 30, 2020, all of the conditions precedent set out in the Transaction Agreements have been satisfied. The ownership and risk of the Target Assets were passed to PipeChina at 24:00 on September 30, 2020.

The total assets sold in the Transaction amounted to RMB356,447 million, the book value of net assets attributable to the owners of the Company was RMB200,525 million, and the transaction value was RMB247,471 million. As the consideration, the Company recognised a long-term equity investment of RMB149,500 million in the PipeChina, and received a consideration in cash of RMB97,971 million. For the Transaction, the Company recognised profit before taxation of RMB46,946 million. The difference between the relevant amount and the amount set out in the circular of the Company dated 12 August 2020 on the Hong Kong Stock Exchange is mainly due to the change in price and quantity of the initial oil and gas and profits distribution to the Company in advance made by certain pipeline enterprises.

On December 22, 2020, Kunlun Energy Company Limited, being a subsidiary of the Company (“Kunlun Energy”) and PipeChina entered into the Equity Transfer Agreement, pursuant to which Kunlun Energy has conditionally agreed to sell and PipeChina has conditionally agreed to purchase the 60% equity interest in PetroChina Beijing Gas Pipeline Co., Ltd. (“Beijing Pipeline”) and 75% equity interest in PetroChina Dalian

LNG Co., Ltd. (“Dalian LNG”) held by Kunlun Energy at a base consideration of approximately RMB40,886 million (subject to the adjustments according to the price adjustment mechanism as set out in the Equity Transfer Agreement), which all will be settled in cash by PipeChina. Upon completion of the transaction, Kunlun Energy will cease to hold any equity interests in the Beijing Pipeline and Dalian LNG. The transaction has been reviewed and approved by the ninth meeting of the Board in 2020, the general meeting of shareholders of Kunlun Energy and the competent internal authority of PipeChina.

For details, please refer to the announcements published by the Company on the Shanghai Stock Exchange (with the announcement numbers of Lin 2020- 032, Lin 2020-041, Lin 2020-042, and Lin 2020-051, respectively) and the announcements published by the Company on the Hong Kong Stock Exchange on July 23, 2020, September 28, 2020, September 30, 2020, and December 22, 2020.

This event did not affect the continuity of the business and the stability of management of the Group, it may have an impact on the operating results of the Group’s natural gas and pipeline business in the short term, and be conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results in the long term.

(2) The impact of COVID-19

In 2020, the outbreak of COVID-19 had a severe impact on the world economy, and China is set to take its toll on the Chinese economy. The Group was also significantly affected by the COVID-19, such that there has been a downfall in the demand for refined oil and natural gas in the market, while the prices of crude and refined oil and natural gas have been significantly decreased, and the operation and management of oil and gas industrial chain became more complicated and difficult. The Group actively set up an anti-COVID-19 steering team to arrange in time for various steps to be taken in response,

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SIGNIFICANT EVENTS

safeguarding the health of its employees in addition to safe and well-ordered production and operation, taking special actions in improving quality and enhancing profitability, controlling the capital expenditures and costs, optimizing debt settlement structure, actively promoting price promotion and enhancing profitability, and accelerating the development of domestic natural gas business, thus trying to minimize the loss arising therefrom and ensure sustainable business development in the long run.

This event did not affect the continuity of the business and the stability of management of the Group, though it had a negative effect on the operating results of the Group.

(3) Drastic drop in the international price of crude oil

In 2020, due to the impact of COVID-19, policies on reduced production of oil-producing countries and many other factors, the international crude oil price appeared in a “V” shape. There was a rarely seen drastic drop and even an unprecedented negative oil price in the first half of the year, which rose steadily after reaching a low point in late April. The price generally ran at a low level throughout the year. The average spot price of crude oil of North Sea Brent and WTI for the year was USD41.78 per barrel and USD39.28 per barrel, respectively, represented a decrease of 34.9% and 31.1% over last year, respectively. The Group has actively taken measures to cope with the risk of fluctuations in crude oil price and made every effort to maintain stable and healthy development of its production and operation.

This event did not affect the continuity of the business and the stability of management of the Group, though it had a negative effect on the operating results of the Group.

(4) Phased Adjustment of Price Policies of Natural Gas

On February 22, 2020, National Development and Reform Commission (the “NDRC”) issued the Notice on Interim Reduction of Gas Cost for Non-resident Use to Support Resumption of Work and Production (Fa

Gai Jia Ge [2020] No. 257)(《關於階段性降低非居民用氣成本支持企業復工複產的通知》(發改價格〔2020〕257 號)) (the “Notice”), pursuant to which, to act on the government’s guideline in respect of proper coordination of anti-COVID-19 efforts as well as economic and social development, the cost of non-resident use of gas will be lowered in the short term. Starting from the date thereof to June 30, 2020, off-season price policies shall be implemented in advance for the city gate prices of natural gas for non-resident use, greater price discounts shall be provided to industries, such as chemical fertilizers, which are deeply affected by the COVID-19, and the end-user prices of natural gas should reduce timely.

This event does not affect the continuity of the business or the stability of management of the Group but had certain impact on the operating results of the Group.

(5) Continuous Implementation of Preferential Corporate Income Tax Policies for the Western Development Program

On April 23, 2020, the Ministry of Finance, the State Taxation Administration and the NDRC jointly issued the Announcement on Continuing Corporate Income Tax Policies for Enterprises of the Western Development Program (Announcement of the Ministry of Finance, State Taxation Administration and NDRC [2020] No.23) (《關於延續西部大開發企業所得稅政策的公告》(財政部 稅 務總局 國家發展改革委公告 2020 年第 23 號)), clarifying that from January 1, 2021 to December 31, 2030, the corporate income tax on enterprises established in encouraged industries in the western region will be levied at a reduced rate of 15%. The previous corporate income tax preferential policies for enterprises of the western development program will be extended to the end of 2030.

This event does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

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SIGNIFICANT EVENTS

(6)Issuance by the State of the Policy Relating to Special Funds for Clean Energy Development

On June 12, 2020, the Ministry of Finance issued the Interim Measures for the Management of Special Funds for Clean Energy Development (Caijian [2020] No. 190) (《清潔能源發展專項資金管理暫行辦法》(財建〔2020〕 190 號)), which stipulates that using special funds to reward and subsidize for the mining of unconventional natural gas such as coalbed methane (coal gas), shale gas, and tight gas in accordance with the distribution principle of “more production and more subsidy”. Subsidy will be awarded multi-step according to the excess degree for the exploitation and utilization of the previous year. If the amount of exploitation and utilization has not reached the amount of the previous year, the rewards and compensation fund will be deducted according to the degree of non-compliance; the excessive part of the unconventional natural gas produced during the heating season will be rewarded and subsidized in accordance with the principle of “more production in winter and more subsidy in winter”. The aforementioned interim measures was implemented as from its date of issuance.

This event does not affect the continuity of the business or the stability of management of the Group and is conducive to the on the sustainable and healthy development and operating results of the Group.

(7) Issuance by the State of the Export Tax Rebate Policy for Fuel Oil

On January 22, 2020, the Ministry of Finance, the State Taxation Administration , and the General Administration of Customs issued the Notice on the Policy on Implementing Export Tax Rebates for Bunkering Fuel Oil on International Shipping Vessels (No.4 Announcement of the Ministry of Finance, the State Taxation Administration, the General Administration of Customs in 2020) (《關於對國際航行船舶加注燃料油實行出口退稅政策的公告》(財政

部 稅務總局 海關總署公告 2020 年第 4 號)), clarifying that refueling international shipping vessels at coastal ports of China will be entitled to export tax rebate/exemption, with the VAT export rebate rate being 13%. According to the Provisional Regulations on Consumption Tax, taxable export consumption goods are exempt from consumption tax. The announcement was implemented as from February 1, 2020.

Such matter does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

(8) Regulating the Collection and Management of Taxes on Refined Oil

On June 12, 2020, NDRC and the National Energy Administration issued the Guiding Opinions on Effectively Guaranteeing Energy Security in 2020 (Fa Gai Yun Xing [2020] No.900) (《關於做好 2020 年能源安全保障工作的指導意見》(發改運行〔2020〕900 號)), proposing to intensify the crackdown on smuggling, tax evasion and other illegal activities concerning refined oil products to maintain market order. For local oil refineries that are qualified for importing and using crude oil but have committed serious tax evasion or other violations, their qualification will be cancelled once their evasion or violation is verified by the law enforcement departments, so as to create a market environment of fair competition. .

This event does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

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CONNECTED TRANSACTIONS

CONNECTED TRANSACTIONS

CNPC is the controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions of the Group under the SSE Listing Rules and the Listing Rules. China National Oil and Gas Exploration and Development Corporation (“CNODC”), a wholly-owned subsidiary of CNPC, holds 50% interest in CNPC Exploration and Development Co., Ltd (“CNPC E&D”), a non-wholly-owned subsidiary of the Group. Pursuant to the Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. Since December 28, 2006, the Group has held 67% equity interest in PetroKazakhstan Inc. (“PKZ”) through CNPC E&D. Pursuant to the Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.

As PetroChina Beijing Gas Pipeline Co., Ltd. is a non-wholly-owned subsidiary of the Company and Beijing Gas Group Company Limited (“Beijing Gas”) holds 40% of the issued share capital of PetroChina Beijing Gas Pipeline Co., Ltd. (“Beijing Pipeline”), according to the Listing Rules, Beijing Gas constitutes a substantial shareholder of Beijing Pipeline and is an connected person of the Company. Therefore, transactions between the Group and Beijing Gas constitute connected transactions of the Group. For the details of the transactions, please refer to the connected transaction section of the 2020 interim report disclosed by the Company on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 27, 2020 and August 28, 2020, respectively.

The following connected transactions constitute the connected transactions or continuing connected transactions as defined under Chapter 10 of the SSE Listing Rules and/or the Chapter 14A of the Listing Rules and satisfy relevant disclosure requirements thereof. For details of the following connected transactions, please refer to the relevant announcements published on the websites of the Shanghai Stock Exchange or the Hong Kong Stock Exchange and the Company. Note 60 set out thereto in the financial statements of the Company has properly disclosed connected transactions or continuing connected transactions pursuant to the Listing Rules.

One-off Connected Transaction

1. Restructuring of Pipeline Assets

On September 28, 2020, the Company’s 2020 second extraordinary general meeting of shareholders reviewed and approved the “Proposal on the Company’s Pipeline Restructuring Transactions”, approving the Company’s sale of the major oil and gas pipelines, certain gas storages, LNG terminals and initial oil and gas (including its equity interests) to PipeChina for its equity interests and corresponding cash consideration. In view of the fact that the two current directors and senior management of the PipeChina served as the Company’s directors and the senior management of CNPC (the Company’s controlling shareholder) within the past 12 months, according to the SSE Listing Rules, PipeChina is a related legal person of the Company. Therefore, this transaction constitutes a related party transaction of the Company under the SSE Listing Rules. For details of the transaction, please refer to the relevant announcements published by the Company

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CONNECTED TRANSACTIONS

on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on July 23, September 28, and September 30, 2020 respectively.

2. Assets Transaction of Kunlun Energy

On December 22, 2020, the ninth meeting of the Company’s Board of Directors in 2020 reviewed and approved the “Proposal on Kunlun Energy Pipeline Asset Transaction”, approving the sale of the 60% equity interest in Beijing Pipeline and the 75% equity interest in Dalian LNG held by Kunlun Energy, a subsidiary of the Company, to PipeChina. In view of the fact that the two directors despatched by the Company to PipeChina are the current director and senior management of the Company and one of them is the senior management of CNPC (the controlling shareholder of the Company), according to the SSE Listing Rules, PipeChina is a related legal person of the Company. Therefore, this transaction constitutes a related party transaction of the Company under the SSE Listing Rules. For details of the transaction, please refer to the relevant announcements published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively on December 22, 2020.

3.   Injecting Capital into China Petroleum Finance Co., Ltd. (“CNPC Finance”)

On June 13, 2019, the Company considered and adopted the Proposal for Capital Increase to China Petroleum Finance Co., Ltd. at the third board meeting in 2019, approving the capital increase to CNPC Finance by the Company, CNPC and CNPC Capital Company Limited (“CNPC Capital”) respectively in proportion to their current shareholdings. As at the disclosure date of this report, this capital increase is still subject to review and approval by Beijing Bureau of China Banking and Insurance Regulatory Commission. In accordance with the SSE Listing Rules and the Listing Rules, each of CNPC, CNPC Capital and CNPC Finance is a connected person of the Company. Therefore, this capital increase constitutes connected transaction of the Company. For the details of the transaction, please refer to the Company’s announcements published on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on June 13, 2019, and the connected transaction section of the Company’s 2019 annual reports published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on March 26, 2020 and March 27, 2020 respectively, and the connected transaction section of the Company’s interim report published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 27, 2020 .

Prior to the implementation of this connected transaction, CNPC Finance had a registered capital of RMB8,331.2500 million, and the Company held 32% of the equities in CNPC Finance, corresponding to RMB 2,666.0000 million of the registered capital. CNPC and CNPC Capital held 40% and 28% of the equities in CNPC Finance, respectively, corresponding to RMB3,332.5000 million and RMB2,332.7500 million of the registered capital, respectively.

Upon the implementation of this connected transaction, CNPC Finance’s registered capital will be increased from RMB8,331.2500 million to RMB20,000.0000 million, namely RMB8,064.0231 million of the capital reserve was transferred to the registered capital in proportion to the shareholding of each shareholder prior to the implementation of this connected transaction; meanwhile, the shareholders will make a capital increase of RMB14,000.0000 million in cash, of which RMB3,604.7269 million was used to subscribe for registered capital, the rest was injected in the capital reserve. Upon completion of the capital increase, the shareholding ratio shall remain the same.

This connected transaction will not affect the business continuity of the Company or the stability of the management. This capital increase will help enhance the investment income of the Company and will make it easier for the Company to obtain CNPC Finance’s high level,

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CONNECTED TRANSACTIONS

high efficiency fund and financial management service.

Continuing Connected Transactions

(I) Continuing Connected Transactions with CNPC

The Group and CNPC continue to carry out certain existing continuing connected transactions. In relation to existing continuing connected transactions, the Company obtained the approval of the independent shareholders and Independent Directors at the first extraordinary general meeting on October 26, 2017, and the fifth meeting of the Board of Directors in the year of 2017 held on August 23 to 24, 2017 for a renewal of and amendments to the existing continuing connected transactions and the new continuing connected transactions and for the proposed new caps for existing continuing connected transactions and new continuing connected transactions from January 1, 2018 to December 31, 2020. Details of the above transactions were set out in the Company’s announcements in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on August 24, 2017 and on the website of Shanghai Stock Exchange on August 25, 2017, respectively, the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on September 8, 2017, and the Company’s announcements in respect of passing resolutions at the extraordinary general meeting published on the website of the Hong Kong Stock Exchange on October 26, 2017 and on the website of the Shanghai Stock Exchange on October 27, 2017, respectively.

In 2020, the Group and CNPC carried out the continuing connected transactions referred to in the following agreements:

1. Comprehensive Products and Services Agreement

The Group and CNPC implemented the Comprehensive Products and Services Agreement entered into on August 24, 2017 (the “Comprehensive Agreement”) for the provision

(A) by the Group to CNPC and jointly-held companies and

(B) by CNPC and jointly-held companies to the Group, of a range of products and services. The Comprehensive Agreement entered into force on January 1, 2018 with an effective term of three years.

On August 27, 2020, the Group and CNPC signed a new Comprehensive Products and Services Agreement (the “New Comprehensive Agreement”) on the basis of the Comprehensive Agreement signed in 2017. The New Comprehensive Agreement is valid for 3 years and will take effect from January 1, 2021. Main revised terms and conditions of the New Comprehensive Agreement in comparison with the Comprehensive Agreement are as follows: (1) updated the pricing basis for refining products, natural gas, power supply, and gas supply services provided by the Group to CNPC/ jointly-held entities; (2) updated the pricing basis for project design, project supervision, power supply, and gas supply services provided by CNPC to the Group; and (3) supplemented sharing services in the services provided by CNPC to the Group.

During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

(A) Products and Services to be provided by the Group to CNPC

Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include: crude oil, natural gas, refined oil products, chemical products, supply of water, electricity supply, heating, quantifying and measuring, quality inspection, entrusted

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CONNECTED TRANSACTIONS

operation and management and other related or similar products and services. In addition, the Group shall provide the jointly-held companies with financial services including but not limited to entrusted loans and guarantee.

(B) Products and Services to be provided by CNPC to the Group

More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised as set out below:

•     Construction and technical services, which are principally the products and services provided prior to official commissioning, including but not limited to exploration technology service, downhole operation service, oilfield construction service, refinery construction service and engineering and design service;

•      Production services, which are principally the products and services provided in light of the requirements for the Group’s daily operations upon official commissioning, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply and communications;

•     Supply of materials services, which are principally services for the purchase of materials provided prior to and after official commissioning, including but not limited to purchase of materials, quality inspection, storage of materials and delivery of materials;

•      Social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteens, training centres and guesthouses; and

•     Financial services, including loans and other

financial assistance, deposit services, entrusted loans, settlement services and other financial services.

The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:

(a)   government-prescribed prices; or

(b)  where there is no government-prescribed price, then according to the relevant market prices; or

(c)  where neither (a) nor (b) is applicable, then according to:

(i) the actual cost incurred; or

(ii) the agreed contractual price.

In particular, the Comprehensive Agreement stipulates, among other things, that:

(i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

(ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

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CONNECTED TRANSACTIONS

2. Product and Service Implementation Agreements

According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant subordinate companies and entities of CNPC or the Group providing the relevant products or services, as appropriate, and the relevant subordinate companies and entities of the Group or CNPC, requiring such products or services, as appropriate.

Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

As the product and service implementation agreements are merely further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

3. Land Use Rights Leasing Contract and Supplemental Agreement

The Company and CNPC signed the Land Use Rights Leasing Contract on March 10, 2000 under which CNPC has leased land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total rent payable for the lease of all such property may, as at the expiration of 10-year term of the Land Use Rights Leasing Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as relevant by both parties in negotiating and agreeing to any such adjustment.

Taking into account the actual business needs of the Company and the changes in the land market in recent years, the Company entered into a supplementary agreement to the Land Use Rights Leasing Contract with CNPC on August 25, 2011, in which the area of the leased land was reconfirmed as 1,783 million square meters and the annual rent was adjusted to no more than RMB3,892 million (excluding taxes and fees). The supplementary agreement took effect as from January 1, 2012.

On August 28, 2014, the parties re-confirmed in a letter of confirmation as agreed that the area of the leased land was 1,777 million square meters and the annual rental was adjusted to no more than RMB4,831 million (excluding taxes and fees). The letter of confirmation took effect as from January 1, 2015.

On August 24, 2017, the parties re-confirmed in a letter of confirmation as agreed that the area of the leased land was 1,773 million square metres, and the annual rental was adjusted to no more than RMB5,783 million (exclusive of taxes and fees). The letter of confirmation took effect as from January 1, 2018.

On August 27, 2020, the parties re-confirmed in a letter of confirmation as agreed that the area of the leased land was 1,142 million square meters and the annual rental was adjusted to no more than RMB5,673 million (excluding taxes and fees). The letter of confirmation took effect as from January 1, 2021.

4. Buildings Leasing Contract (Amended)

On August 25, 2011, the Company entered into an amended Buildings Leasing Contract with CNPC, pursuant to which the Company agreed to lease from

050	PETROCHINA COMPANY LIMITED

CONNECTED TRANSACTIONS

CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres. Further, the parties agreed on the average rental fee of buildings under the amended Buildings Leasing Contract, which is RMB1,049 yuan per year per square metre. The Buildings Leasing Contract expired on November 4, 2019. The Company and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental fees shall not exceed the comparable fair market price.

On August 28, 2014, the parties reconfirmed in a letter of confirmation as agreed that the area of the leased buildings was 1,179,586 square meters and the annual rental was adjusted to no more than RMB708 million. The letter of confirmation took effect as from January 1, 2015.

On August 24, 2017, the parties entered into a new agreement pursuant to which the area of the leased building was 1,152,968 square metres, and the annual rental was no more than RMB730 million. The agreement took effect as from January 1, 2018 for a term of 20 years.

On August 27, 2020, the parties reconfirmed in a letter of confirmation as agreed that the area of the leased buildings was 1,287,486.41 square meters and the annual rental was adjusted to no more than RMB713 million. The letter of confirmation took effect as from January 1, 2021.

5. Intellectual Property Licensing Contracts

The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

6. Contract for the Transfer of Rights under Production Sharing Contracts

The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 28 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.

As of December 31, 2020, CNPC has been in the process of executing in aggregate 29 projects contemplated under the production sharing contracts, in respect all of which the transfer of rights under the production sharing contracts between CNPC and the Company has been completed. CNPC has assigned to the Company all of its rights and obligations under the production sharing contracts at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions.

As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract and the Contract for the Transfer of Rights under Production Sharing Contracts is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting,

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announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Directors believe that these continuing connected transactions were entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.

(II) Continuing Connected Transactions with CNPC E&D

On December 28, 2006, the following continuing connected transactions arose as a result of the completion of the Company’s acquisition of 67% equity interest in PKZ, which was announced by the Company on August 23, 2006:

•  the provision of production services by CNPC to the Group;

•  the provision of construction and technical services by CNPC to the Group;

•  the provision of material supply services by CNPC to the Group.

Upon completion of the acquisition of PKZ, PKZ became a subsidiary (as defined under the Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the Listing Rules. The caps for these continuing connected transactions have already been included within the caps for the continuing connected transactions between the Group and CNPC.

(III) Continuing Connected Transactions with Beijing Gas

According to the Listing Rules, as Beijing Gas is a substantial shareholder of Beijing Pipeline, a subsidiary of the Company, transactions between the Group and Beijing Gas constitute connected transactions of the Group. On August 24, 2017, the Group renewed a product and service agreement with Beijing Gas, pursuant to which the Group would provide products and services for Beijing Gas on a continuing basis, including but not limited to the provision of natural gas and related pipeline transmission services. The agreement would be effective from January 1, 2018 to December 31, 2020. The details of the transaction were announced on August 24 and 25, 2017 at the website of Hong Kong Stock Exchange and Shanghai Stock Exchange respectively.

During the effective term of the agreement, any party to any specific agreement relating to any one or more types of products or services can terminate such specific agreement at any time by a written notice of at least six months. However, with regard to any provision of product or service for which there is already an agreement, a party thereto may only terminate such agreement after the relevant product or service is provided. .

On August 27, 2020, the Group and Beijing Gas entered into a new product and service agreement (the “New Agreement”) on the basis of the product and service agreement in 2017. The New Agreement is valid for 3 years and took effect from January 1, 2021. The terms of the New Agreement is basically consistent with the terms of the product and services agreement in 2017.

On December 22, 2020, the ninth meeting of the Board of Directors of the Company in 2020 reviewed and approved the Proposal on the Kunlun Energy Pipeline Assets Transaction, approving the sale of the 60% equity of Beijing Pipeline held by Kunlun Energy, a subsidiary of the Company, to PipeChina, upon the completion of which the Group will no longer hold any equity interest in Beijing Pipeline and Beijing Gas will cease to be a connected person of the Company.

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Caps for the Continuing Connected Transactions

The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2018 to December 31, 2020:

(A) In relation to the products and services contemplated under (a) the Comprehensive Agreement, (b) Land Use Rights Leasing Contract and its supplemental contract, (c) Buildings Leasing Contract (amended), and (d) Beijing Gas Product and Services Agreement, the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual caps set out in the following table:

	Proposed annual caps
Category of Products and Services	2018	2019	2020
	RMB million
(i) Products and services provided by the Group to the CNPC and jointly-held companies	153,716	153,861	155,390
(ii) Products and services provided by CNPC to the Group
(a) Construction and technical services	208,103	203,908	198,537
(b) Production services	228,730	220,525	212,833
(c) Supply of materials services	35,566	35,344	35,819
(d) Social and ancillary services	9,093	9,432	9,731
(e) Financial Services
- Aggregate of the daily highest amount of deposits of the Group in CNPC and the total amount of interest received in respect of these deposits	63,000	63,000	63,000
- Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	2,417	2,753	3,110
- Rents and other payments made under financial leasing	17,804	19,894	21,605
(iii) Financial services provided by the Group to the jointly-owned companies	22,291	22,398	22,506
(iv) Fee for land leases paid by the Group to CNPC (excluding taxes)	5,783	5,783	5,783
(v) Rental for buildings paid by the Group to CNPC	730	730	730
(vi) Products and services provided by the Group to Beijing Gas	33,072	34,975	36,776

(B)  In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at nil consideration.

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CONNECTED TRANSACTIONS

Independent Non-Executive Directors’ Confirmation

In relation to the continuing connected transactions undertaken by the Group in 2020, the independent non-executive

Directors of the Company confirm that:

(i) the connected transactions mentioned above have been entered into during the usual course of business of the Company;

(ii) the connected transactions mentioned above have been entered into based on normal commercial terms or better terms;

(iii) the connected transactions mentioned above have been conducted in accordance with the agreements governing such transactions and their terms are fair and reasonable and consistent with the interests of shareholders as a whole.

Auditor’s Confirmation

The auditor of the Company has audited the transactions mentioned above and has provided the Board of Directors with a letter indicating that:

(i) all the connected transactions have been approved by the Board of Directors;

(ii) all the connected transactions have been in accordance with the pricing policies of the Group if the transactions involve the provision of goods or services by the Group in all material respects;

(iii) all the connected transactions have been proceeded in accordance with the terms of agreements; and

(iv) these transactions have been entered into within the cap mentioned above, if applicable.

Save as disclosed above, none of other related-party transactions set out in the note 60 of the consolidated financial statements constitute connected transactions or continuing connected transactions that are required to be disclosed under the Listing Rules. The Company confirms that it has complied with the requirements of Chapter 14A of the Listing Rules in relation to all connected transactions and continuing connected transactions to which the Company was a party during 2020.

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CONNECTED TRANSACTIONS

The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:

Connected sales and purchases

	Sales of goods and provision of services to connected party		Purchase of goods and services from connected party
	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
Connected parties	RMB million	%	RMB million	%
CNPC and its subsidiaries	63,623	3	288,131	15
Other connected parties	50,505	3	39,339	2
Total	114,128	6	327,470	17

Connected obligatory rights and debts

Unit: RMB million
	Funds provided to connected party			Funds provided to the Group by connected party
Connected parties	Opening balance	Occurrence amount	Closing balance	Opening balance	Occurrence amount	Closing balance
CNPC and its subsidiaries				179,699	(83,401)	96,298
Other connected parties	20,058	(2,531)	17,527
Total	20,058	(2,531)	17,527	179,699	(83,401)	96,298

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CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

1. Improvement of Corporate Governance

During the reporting period, the Company continued to operate in a compliant manner strictly in accordance with domestic and overseas regulatory requirements. Pursuant to the Articles of Association, relevant laws and regulations and the securities regulatory rules of the jurisdictions in which the Company is listed, and in light of the actual conditions of the Company, the Company continuously formulated, improved and effectively implemented the various rules of procedure, and the relevant work processes for the Board of Directors and its respective committees.

During the reporting period, the actual governance of the Company complied with the requirements of regulatory documents on the corporate governance of listed companies issued by the regulatory authorities and stock exchanges of places where the Company is listed. Through the coordinated operation and effective check and balance of the general meeting of shareholders, the Board of Directors and its special committees, the Supervisory Committee and the management led by the President, besides the implementation of effective internal control and management systems, the Company further standardized its internal management operations and continuously improved its management level. In accordance with the relevant provisions of the Articles of Association, the Directors, Supervisors, Chairman and Vice Chairman of the Board , and chairman of the Supervisory Committee were elected, the members of the special committees of the Board were adjusted accordingly, and the President and the secretary to the Board of Directors were appointed. The Articles of Association were amended according to the adjusted scope of business. The financial reports, dividend distribution proposal, investment plans and financial budget reports were reviewed and approved routinely. Major reform and development decisions of the Company such as those on the Company’s pipeline assets restructuring transaction, Kunlun Energy equity transaction and the proposed renewal of the 2021-2023 caps for continuing connected transactions between CNPC and the Company were reviewed and approved in accordance with the principles of marketization and commercialization.

The Company always attaches importance to information disclosure, and strictly complies with various regulatory rules of the places of listing. The Company established an information disclosure management system to disclose information in a timely and compliant manner, and designated specific departments responsible for handling matters relating to the disclosure of inside information. Employees are prohibited from dealing or procuring others to deal the Company’s shares using inside information. During the reporting period, the Company truly, accurately and completely disclosed various information in a timely manner, which ensured that all shareholders had equal opportunities to access to information relating to the Company, and that the transparency in the corporate governance of the Company could be enhanced continuously.

2. Improvement of Internal Control System

The Company attached great importance to internal control and risk management. By following the regulatory requirements of its places of listing, the Company

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established and effectively operated its internal control system and also formulated and issued a series of its internal control and management measures, including the Internal Control and Management Handbook in order to effectively regulate its control over the production and operation process, the financial management and the disclosure of information, and subsequently to ensure that the internal control system would be effective as desired.

In 2020, the Company continued to establish and improve the internal control system, strengthened internal supervision and inspection, and put efforts to promote routines, strengthen key points and fill in gaps, and strived to achieve the management and control goals of “Strengthening Internal Control, Preventing Risks and Promoting Compliance” in order to provide strong support for building itself up as a world-class comprehensive international energy company. Firstly, the Company further established and strengthened the internal control philosophy of “management institutionalization, system processization, and process informationization”, optimised and improved the internal control system, and effectively and comprehensively improved the effectiveness of the internal control system. Secondly, the Company focused on key businesses and key areas, earnestly searched for system deficiencies and process deficiencies, and stressed and strengthened the daily management and control of key areas. Thirdly, the Company firmly organized the construction of internal control informationization, highlighted the key points of management and control, improved the top-level design, and intensified the rigid control of the internal control system. Fourthly, the Company generally strengthened supervision and assessment of internal controls, firmly established a bottom-line thinking, kept focusing on standardizing processes, eliminating blind spots and effective operation, and concentrated on the testing work in important areas and key links. Fifthly, the Company established and improved the dynamic rectification mechanism of “inspecting to promote reform” and “reforming to promote construction”, carried out special rectification activities in respect of issues that arose repeatedly despite repeated investigations, and effectively solved obsessive management problems to prevent and resolve major risks. All exceptional issues detected in such tests were rectified and no major defect was found upon assessment.

The Company strictly implemented professional financial processes and standards to ensure that financial reports be true, accurate and valid. The Company strengthened the implementation of the information disclosure management system, the identification standards and reporting procedures for major events, and the collection, compilation and disclosure procedures for discloseable matters.

The Reform and Corporate Management Department of the Company is responsible for organizing and coordinating the internal control testing conducted internally and externally, supervising the rectification, and organizing operational evaluation of the internal control system.

The Audit Committee of the Board of Directors had four meetings throughout the year, and all of them carefully reviewed the internal control report. The committee believed that the Company had done a lot of work on internal control, improved the efficiency of the system, the design also met the regulatory requirements, and the internal control system continued to operate effectively. The committee recommended that the Company should pay attention to the construction and supervision of the internal control system during COVID-19, strengthen the rectification of issues that arose repeatedly despite repeated investigations, and continuously improve the internal control management system.

The Board is responsible for establishing and maintaining sufficient internal control and risk management systems. The Board evaluated the internal control and risk management systems of the Company based on regulatory requirements and believes it is effective for the year ended December 31, 2020 on the strength of

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confirmation made by the management with respect to the validity of our internal control system. Such internal control system aims to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable rather than absolute warranty that there will not be any material misrepresentation or loss. The Company discloses the internal report and internal audit report separately. KPMG Huazhen LLP engaged by the Company audited the effectiveness of the internal control system in relation to financial reporting of the Company and issued a standard and unqualified audit opinion.

3. Performance of Independent Directors’ Duties

During the reporting period, the Independent Directors of the Company earnestly and diligently performed their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the reporting period, they reviewed the proposals and relevant documents submitted by the Company and actively participated in the general meetings and meetings of the Board and its special committees (please refer to the Directors’ Report section of this report for attendance). They expressed their views objectively and independently and protected the lawful interests of all the shareholders of the Company, in particular, those of the non-controlling interest shareholders. Independent Directors reviewed regular reports of the Company diligently. They had discussions with external auditors for annual audit before and after their year-end auditing. Such meetings were held prior to meetings of the Board. They monitored and procured that the Company made disclosures in compliance with the relevant laws, regulations as well as rules of the Company on information disclosure, thus ensuring the truthfulness, accuracy and completeness of the Company’s information disclosure. During the reporting period, the independent Directors of the Company did not raise any objection to any resolutions or other matters discussed at the meetings of the Board of the Company. Meanwhile, the Independent Directors of the Company kept themselves informed of relevant laws, regulations and regulatory rules by referring to the Update Report on topical issues prepared by the Company to understand the progress of major projects of the Company.

(1) Attendance of meetings

For proposals that need to be submitted to the Board of Directors for review, all independent Directors carefully read the relevant documents and materials in advance, took the initiative to obtain the relevant information, got a detailed understanding of the background of proposals to be fully prepared for discussion and decision-making at meetings of the Board of Directors and special committees, and put forward relevant independent opinions and review opinions. They actively attended meetings, carefully reviewed proposals in meetings, actively participated in discussion, strove to give full play to their professional advantages, and provided professional opinions and recommendations through in-depth communication with the management. They supervised the implementation after meetings and learnt about the progress to ensure effective implementation.

(2) Work Seminars, communications about investigations and research

As the Company’s independent directors are from Hong Kong, Japan and the United Kingdom, they were not able to conduct field research in 2020 due to the impact of the epidemic control measures, but they overcame various difficulties such as the epidemic and time difference to actively understand the Company’s operating status, financial performance and progress of major projects through video conferences, high-level exchanges, and correspondence. They actively made recommendations for the operation of the Board of Directors and the Company’s business development, faithfully fulfilling their duty of diligence.

With respect to the operation of the Board of Directors, business development, operating status, financial

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CORPORATE GOVERNANCE

performance and important projects, the independent Directors successively issued four opinion reports, raising relevant questions, opinions and recommendations, which Mr. Dai Houliang, the Chairman, attached great importance and required the relevant business departments to respond in writing. The independent Directors’ received the response with satisfaction. The Company arranged for independent Directors, Vice Chairman, Mr. Li Fanrong, and departments in charge of planning and finance and other integrated departments to hold six special exchange meetings in respect of such matters as the Company’s pipeline assets restructuring transaction, Kunlun Energy equity transaction, proposed renewal of the next three-year caps for connected transactions, 2021 investment plan and the “14th Five-Year Plan”. Through in-depth discussions and exchanges, understanding and consensus were reached, and the meetings were fruitful.

(3) Day-to-day work

During the annual debriefing period, all independent Directors actively learnt about, and got familiar with, the latest policies and regulations concerning listed companies and the Company’s business. They observed these policy requirements in their work and carried out their work legally and compliantly. Except for one independent Director who was unable to participate in the independent director qualification training provided by the Shanghai Stock Exchange due to epidemic management and controls, all other independent Directors have been qualified for serving as independent Directors.

All independent Directors carefully read the Company’s internal governance system, performance reminder letter, annual work plan, the “Company Status Bulletin” and other work materials to understand the Company’s latest work developments, and performed their duties strictly in accordance with regulatory requirements. Through relevant meetings of the Board of Directors, they reviewed management reports at regular intervals to understand the overall situation of the Company’s operation and management.

Meanwhile, all independent Directors continued to pay attention to the relevant information feedback from the regulatory authorities, investors, the media and the public, and had the management fully note and understand the demands of stakeholders. They especially paid close attention to the Company’s pipeline assets restructuring transaction, Kunlun energy equity transaction, proposed renewal of caps for continuing connected transactions, progress of next year’s investment budget plan and the demands of capital market investors.

4. Independence of the Company from the Controlling Shareholder

The Company is independent from its controlling shareholder, CNPC, generally, in respect of business, personnel, asset and finance. The Company has independent and comprehensive business operations and management capabilities in market.

5. Senior Management Evaluation and Incentive Scheme

During the reporting period, in accordance with the “Measures of Evaluation of Annual Performance of the President’s Work Team”, the Company evaluated the completion of the performance targets of 2020 by the President’s team with reference to the achievement of the performance targets in 2020 and the business development plan of 2021, and formulated the performance contract for the President’s team for 2021. The “Report on Evaluation of the President’s Operating Results for 2020 and the Formulation of President’s Performance Contracts for 2021” was reviewed and approved at the eighth meeting of the eighth Board.

During the reporting period, the Company conducted, on the basis of the “Pilot Measures of Evaluation of Performance of the Senior Management of PetroChina

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CORPORATE GOVERNANCE

Company Limited” and the “Pilot Measures of Evaluation of Economy Value Added of Senior Management”, appraisals on members of the senior management from specialised companies, local companies and the science and research planning departments with respect to their achievement of the performance targets for 2020. Rewards and punishments were made on the basis of the performance evaluation. With reference to the business development plan and key tasks of the Company for 2021 as well as the positions and duties of the various management officers, the Company formulated performance contracts for 2021 and signed with the management officers under middle and above level, respectively. The Company continued to conduct follow-up evaluation of quarterly performance targets and advanced quarterly performance compensation to senior management accordingly.

6. Corporate Governance Report

(1) Compliance with the Corporate Governance Code

For the year ended December 31, 2020, save for the changes happened during the reporting period as set forth below, the Company has complied with all the code provisions of the Corporate Governance Code (“Corporate Governance Code”) set out in Appendix 14 to the Listing Rules.

On December 9, 2019, Mr. Hou Qijun resigned as Director and President of the Company due to other work commitment. On January 19, 2020, Mr. Wang Yilin resigned as Chairman, Director and chairman of the Nomination Committee of the Company due to his age. On March 9, 2020, Mr. Duan Liangwei was appointed as the President of the company. On March 25, 2020, Mr. Dai Houliang was elected as the Chairman, chairman of the Nomination Committee of the Company, and Mr. Li Fanrong was elected as the Vice Chairman of the Company. Currently, the Company has complied with all the code provisions of the Corporate Governance Code.

(2)       Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”). After enquiries being made to all the Directors and Supervisors, each Director and Supervisor has confirmed to the Company that each of them has complied with relevant standards set out in the Model Code in the reporting period.

(3)       Board of Directors

In accordance with the provisions of the Listing Rules relating to the composition of the Board of Directors, at least one thirds of the members of the Board of Directors shall be independent non-executive Directors, and at least one of whom must possess appropriate professional qualifications or expertise in accounting or financial management. Please refer to the “Directors, Supervisors, Senior Management and Employees” section of this annual report for the basic information of the current Directors of the Company and changes during the reporting period.

Pursuant to the Articles of Association and Rules of Procedure for the Board of Directors, the Board convened 9 Board meetings, including 5 on-site and video regular meetings and 4 extraordinary meetings by written circular and passed 39 resolutions of the Board meetings in 2020. For details of the attendance rate of Directors at on-site regular meetings of the Board during the year, please refer to the section “Members of the Board and the attendance rate of Directors” in the “Directors’ Report” of this annual report.

There is no relationship (including financial, business, family or other material or relevant relationship(s)) among members of the Board and between the Chairman and the President of the Company.

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(4)       Operations of the Board of Directors

The Company’s Board is elected by the shareholders’ general meeting of the Company through voting and is held accountable to the shareholders’ general meeting. The primary responsibilities of the Board are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. The powers and duties of the Board and the management have been clearly specified in the Articles of Association, with the aim to provide adequate check and balance mechanism for good corporate governance and internal control. In accordance with the Articles of Association or as authorised by the shareholders’ general meeting, the Board makes decisions on certain important matters, including annual plans for principal operations development and investment; annual criteria for assessment of the performance of members of operation teams of the Company and annual remuneration plans; distribution plans in respect of interim profit; and corporate reorganization of the Company. The remuneration of the Directors of the Company is determined by the Board as approved and authorised by the shareholders’ general meetings, with a calculation based on responsibilities and performances of Directors and performance of the Group. The Directors and the Board carry out corporate governance duties in a serious and responsible manner. The Directors attend the Board meetings in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation teams of the Company. Led by the President, the management of the Company is responsible for implementing the resolutions approved by the Board and administering the Company’s day-to-day operation and management.

The Company has received a confirmation of independence from each of the five independent non-executive Directors pursuant to Rule 3.13 of the Listing Rules. The Company considers that the five independent non-executive Directors are completely independent of the Company, its substantial shareholders and its connected persons and fully comply with the requirements concerning independent non-executive Directors under the Listing Rules. Mr. Cai Jinyong, the independent non-executive Director, has appropriate accounting and financial experience as required under Rule 3.10 of the Listing Rules. Please see the section headed the Brief Biography of the Directors under the “Directors, Supervisors, Senior Management and Employees” section of this annual report for biographical details of Mr. Cai Jinyong. The five independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations.

The Board has established five committees: the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environment Committee. The main responsibility of these committees is to provide support to the Board in decision-making. The Directors participating in these special board committees focus on particular issues according to their division of labour and make recommendations on the improvement of the corporate governance of the Company.

During this year, the Board has performed the corporate governance obligations set out below as provided in the Listing Rules: (a) to develop and review the Company’s policies and practices on corporate governance and make recommendations; (b) to review and monitor the training and continuous professional development of directors and senior management; (c) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (d) to review the Company’s compliance with Corporate Governance Code and disclosure in this annual report.

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(5)       The Chairman, Vice Chairman and President

Pursuant to the Articles of Association, the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and chairing the Board meetings, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised by the Articles of Association and the Board. Pursuant to the Articles of Association, the primary duties and responsibilities of the Vice Chairman are when the Chairman is unable to exercise his powers, such powers shall be exercised by the Vice Chairman who has been designated by the Chairman to exercise on his behalf. The primary duties and responsibilities of the President are managing production and operation of the Company, organizing the implementation of Board resolutions, organizing the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those who should be appointed or dismissed by the Board, and performing other duties and power authorised by the Articles of Association and the Board.

(6)       Term of Office of Directors

Pursuant to the Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their terms of office, the Directors may be re-elected for another term.

(7) Training Attended by Directors and Secretary to the Board

The Directors and the Secretary to the Board continued participating in professional development programmes to develop and update their knowledge and skills, with view to contributing to the Board with sufficient information and up to its requests. In 2020, affected by restrictions due to the epidemic, the independent Directors of the Company were not able to attend the training and research on-site for all of them were abroad. They actively learned the operating status, financial performance and the situation of major projects of the Company through video conference, high-level exchanges and correspondence, and overcame difficulties of epidemic and time differences, etc. to actively give advice and suggestions concerning the operation of the Board and the development of the business, through which to fulfil their fiduciary duties. Mr. Chai Shouping, the Secretary to the Board, participated in the training in the Shanghai Stock Exchanges for the qualification as a secretary to the board of directors, and passed the examination as well as the qualification review by the Hong Kong Stock Exchange.

Details of trainings attended by the current Directors and the Secretary to the Board are set out as below:

062	PETROCHINA COMPANY LIMITED

CORPORATE GOVERNANCE

Names	Positions	Updates on corporate governance/legislations, rules and regulations		Accounting/finance/business management and productions and operations of the Company
		Reading relevant materials	Attending training and seminars	Reading relevant materials	Research
Dai Houliang	Chairman	✓	✓	✓	✓
Li Fanrong	Vice Chairman	✓	✓	✓	✓
Duan Liangwei	Executive Director and President	✓	✓	✓	✓
Liu Yuezhen	Non-executive Director	✓	✓	✓	✓
Jiao Fangzheng	Non-executive Director	✓	✓	✓	✓
Huang Yongzhang	Non-executive Director	✓	✓	✓	✓
Elsie Leung Oi-sie	Independent non-executive Director	✓	✓	✓	✓
Tokuchi Tatsuhito	Independent non-executive Director	✓	✓	✓	✓
Simon Henry	Independent non-executive Director	✓	✓	✓	✓
Cai Jinyong	Independent non-executive Director	✓	✓	✓	✓
Jiang, Simon X.	Independent non-executive Director	✓	✓	✓	✓
Chai Shouping	the Secretary to the Board	✓	✓	✓	✓

(8) Nomination Committee

As of December 31, 2020, the Nomination Committee of the Company comprises three Directors, including two independent non-executive Directors, with Mr. Dai Houliang, the Chairman, as the chairman of the committee, and Mr. Cai Jinyong and Mr. Jiang, Simon X., the independent non-executive Directors, as members.

The main duties of the Nomination Committee of the Company are as follows: regularly examining and discussing the structure, number of members and composition of the Board and making recommendations on the change of the Board in compliance with the strategy of the Company; researching the standards and procedures for the selection of Directors, President and other senior management personnel and making recommendations thereon to the Board; researching the Board diversity policy and the training system of the Directors and the management; selecting qualified candidates for Directors and senior management personnel, examining the candidates for Directors and the President and making recommendations thereon; accepting the candidate proposals made by persons entitled to nominate such candidates in accordance with the Articles of Association; reviewing the independence of independent non-executive Directors and providing an assessment opinion; appointing representatives to attend the general meeting to answer inquiries of investors about the work of the Nomination Committee; and other duties as required by relevant laws and regulations or listing rules of places where the Company is listed and any such other matters as authorised by the Board.

The Company has established a nomination policy for Directors, setting out the selection criteria and nomination procedures of Directors. The Nomination Committee, when nominating candidates for Directors, mainly considers whether he or she has qualifications for Directors, whether he or she complies with laws, administrative regulations,

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rules and the Articles of Association, and also assesses his or her reputation, achievement and experience, time and energy available, and Director diversity policy. The Nomination Committee will summarize the nominees before the meeting for consideration by the members of the committee. After receiving the nomination proposal and the candidate’s personal data, the Nomination Committee evaluates the candidate based on the above criteria to determine whether the candidate is eligible to serve as a Director.

The Board diversity policy of the Company specifies our position in upholding the diversity of the Board, and the approaches adopted by us to achieve such diversity. We acknowledged and appreciated the benefits brought from diversity of the Board, and regards the diversity of the Board as a critical factor in achieving our strategic goals, maintaining our competitive strengths and achieving our sustainable development. We considered the diversity of the Board from various aspects, including talents, skills, industry experience, cultural and education background, gender, age and other factors, when deciding the composition of the Board. All appointments of Directors shall be decided after taking into consideration of talents, skills and experience required for the overall operation of the Board.

At present, the Company’s male Directors accounted for 90.9% and female Directors accounted for 9.1%. The nationalities of the Company’s Directors include PRC, Hong Kong, Japan and the United Kingdom. Directors aged between 51 and 60 years old accounted for 63.6%, aged between 61 and 70 years old accounted for 27.3%, aged above 71 years old accounted for 9.1%. 54.5% of the Directors of the Company have a professional background in petrochemical industry, 18.2% of Directors have economic background, 18.2% of Directors have financial professional background, and 9.1% of Directors have legal professional background. The Nomination Committee convened five meetings during the reporting period:

On February 5, 2020, the Nomination Committee met by way of written circular to review the Proposal for the Election of Directors of the Company and passed the resolution thereon;

On March 9, 2020, the Nomination Committee met by way of written circular to review the Proposal for the Election of Director of the Company and the Proposal for the Appointment of the President of the Company, and passed the resolutions thereon;

On March 24, 2020, the Nomination Committee met by way of written circular to review the Report on the Review and Appraisal of Performance of the Board of Directors of the Company in 2019, the Proposal for the Election of the Chairman and the Vice Chairman, the Proposal for the Election of Directors of the Company and the Proposal for Adjusting the Composition of the Board Committees of the Company, and passed the resolutions thereon;

On June 10, 2020, the Nomination Committee met on-site to consider the Proposal for the Election of Director of the Company and the Proposal for Adjusting the Composition of the Board Committees of the Company, and passed the relevant resolutions thereon;

On October 29, 2020, the Nomination Committee met by way of written circular to review the Proposal for the Appointment of the Secretary to the Board and the Proposal for Adjusting the Composition of the Board Committees of the Company, and passed resolutions thereon.

All members of the Nomination Committee attended all the meetings of the committee.

(9) Audit Committee

As of December 31, 2020, the Audit Committee of

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CORPORATE GOVERNANCE

the Company comprises two independent non-executive Directors, with Mr. Cai Jinyong as the chairman, Mr. Jiang, Simon X. as a member, and a non-executive Director, Mr. Liu Yuezhen as a member.

Under the Rules of Procedures of the Audit Committee of the Company, the chairman of the committee must be an independent non-executive Director and all resolutions of the committee shall be approved by the independent non-executive Directors.

The major responsibilities of the Audit Committee of the Company are: reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting; reporting to the Board in writing on the financial reports of the Company (including annual reports, interim reports and quarterly reports) and related information; reviewing and supervising the work conducted by the internal audit department in accordance with the applicable PRC and international rules; monitoring the financial reporting system and internal control procedures of the Company, as well as checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the Company; reviewing and supervising the engagement of external auditors and their performance; receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports; liaising with the Board, the senior management and external accountants on a regular basis; meeting with external accountants and the Company’s own legal counsel at least once a year; and reporting regularly to the Board in respect of any significant matters which may affect the financial position and business operations of the Company and in respect of the self-evaluation of the committee on the performance of their duties.

During the reporting period, the Audit Committee held seven meetings, of which five meetings was conducted by way of written circular and two meeting was onsite.

On March 24, 2020, the Audit Committee met by way of written circular to consider 6 proposals including the Annual Financial Report of the Company for 2019, the Profit Distribution Proposal for 2019, the Report on the Company’s Continuing Connected Transactions in 2019, the Report on Internal Controls of the Company in 2019, the Report on Audit Work of the Company in 2019, and the Proposal for Appointing the Domestic and Overseas Accounting Firms of the Company for 2020, and review the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

On April 29, 2020, the Audit Committee convened a meeting by way of written circular to review the First Quarterly Report of the Company for 2020, and passed a resolution thereon.

On June 10, 2020, the Audit Committee convened a meeting on-site to review 2 proposals including the Report on Internal Controls and the Report on the Audit Work of the Company, and listened to the Report of KPMG Addressed to the Audit Committee, and passed resolutions thereon.

On July 23, 2020, the Audit Committee convened a meeting by way of written circular to review the Proposal for the Pipeline Restructuring Transactions of the Company, and passed a resolution thereon.

On August 26, 2020, the Audit Committee met onsite to review 8 proposals including the Interim Financial Report of the Company for 2020, the Interim Profit Distribution Proposal of the Company for 2020, the Interim Report on the Continuing Connected Transactions of the Company in 2020, the Proposal for Renewing the Agreements of the Continuing Connected Transactions between the

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CORPORATE GOVERNANCE

Company and CNPC and Jointly-held Entities and the Proposed Renewal of the Caps on Continuing Connected Transactions for the Years 2021 – 2023, the Proposal for Renewing the Agreements of the Continuing Connected Transactions between the Company and Beijing Gas Group Company Limited and the Proposed Renewal of the Caps on Continuing Connected Transactions for the Years 2021 – 2023, the Report on Internal Controls, the Report on the Audit Work of the Company, the Proposal for Payment of the Audit Fees of KPMG for 2020, and listened to the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

On October 29, 2020, the Audit Committee convened a meeting by way of written circular to review the Third Quarterly Report of the Company in 2020 and passed a resolution thereon.

On December 21, 2020, the Audit Committee met by way of written circular to consider 2 proposals including the Report on Internal Controls and the Report on the Audit Work of the Company, and review the Report of KPMG Addressed to the Audit Committee, and passed resolutions thereon.

In addition, the Audit Committee carried out the independence check and the business approval procedure regarding the non-audit project conducted by KPMG.

All the resolutions or opinions on reviewing and considering were submitted to the Board and, if applicable, put into action. All members of the Audit Committee attended all the meetings of the committee.

(10) Examination and Remuneration Committee

As of December 31, 2020, the Examination and Remuneration Committee of the Company consists of two independent non-executive Directors and one non-executive Director, with Ms. Elsie Leung Oi-sie as the chairman of the committee, and Mr. Tokuchi Tatsuhito and Mr. Liu Yuezhen as members.

The main duties and responsibilities of the Examination and Remuneration Committee are: considering the performance assessment criteria of Directors and management, conducting performance assessment and making relevant recommendations; considering and reviewing remuneration policies and schemes in respect of Directors and senior management (including compensations to Directors and senior management for loss of office or retirement); organizing the performance assessment on the President and reporting to the Board, and monitoring the performance assessments to be conducted by the President on Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior managers; considering the Company’s incentive programme and remuneration system; monitoring and appraising the effectiveness of their implementation, and providing recommendations for reform and improvement; and other duties as required by relevant laws and regulations or listing rules of place where the Company is listed and any such other matters as authorised by the Board.

During the reporting period, the Examination and Remuneration Committee convened one meeting. On March 24, 2020, the Examination and Remuneration Committee met by way of written circular to review the Report on Assessment of the Results of Operations by the President’s Work Team for 2019 and the Formulation of President’s Performance Contract for 2020 and passed resolutions thereon. All members of the Examination and Remuneration Committee attended all the meetings of the committee.

(11) Investment and Development Committee

The Investment and Development Committee of the Company consists of three Directors, with Mr. Li Fanrong

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CORPORATE GOVERNANCE

as the chairman of the committee, and Mr. Duan Liangwei and Mr. Simon Henry as members.

The main duties and responsibilities of the Investment and Development Committee are: conducting research on the Company’s long-term development strategy proposed by the President and making recommendations to the Board; conducting research on the annual investment plan and adjustment of investment plan proposed by the President, and making recommendations to the Board; reviewing feasibility study report and pre-feasibility study report of the major investment and financing plan, major capital operation, asset management project that require the decision of the Board, and making recommendations to the Board; conducting research and making recommendations on other major issues affecting the Company’s development; relevant laws, regulations and listing rules of jurisdictions where Company’s shares are listed and other matters authorized by the Board.

During the reporting period, the Investment and Development Committee convened one meeting. On December 21, 2020, the Investment and Development Committee convened a meeting by way of written circular, at which the committee reviewed the Business Development and Investment Plan of the Company for 2020 and passed a resolution thereon. All members of the Investment and Development Committee attended all the meetings of the committee.

(12) Health, Safety and Environment Committee

The Health, Safety and Environment Committee of the Company consists of three Directors, with Mr. Duan Liangwei as the chairman of the committee, and Mr. Jiao Fangzheng and Mr. Huang Yongzhang as the members.

The main duties and responsibilities of the Health, Safety and Environment Committee are: supervising the effective implementation of the Company’s health, safety and environmental protection program (“HSE plan”);

making recommendations to the Board or the President on major decisions or major issues affecting the Company’s health, safety and environmental protection; questioning the Company’s production operations, property assets, employees or other facilities for major accidents and responsibilities, and inspecting and supervising the handling of such accidents; relevant laws, regulations and listing rules of jurisdictions where Company’s shares are listed and other matters authorized by the Board.

During the reporting period, the Health, Safety and Environment Committee convened one meeting. On March 24, 2020, the Health, Safety and Environment Committee convened its committee meeting by way of written circular, at which the Health, Safety and Environmental Protection Report of the Company for 2019 was reviewed and a resolution was passed thereon. All members of the Health, Safety and Environment Committee attended all the meetings of the committee.

(13) Shareholders and Shareholders’ General Meetings

For details of shareholders and shareholder’s general meetings, please refer to the section entitled “Shareholders’ Rights and Shareholders’ Meetings” in this annual report.

(14) Supervisors and the Supervisory Committee

The Supervisory Committee of the Company now comprises nine members, including five Supervisors representing shareholders (including one Chairman of the Supervisory Committee) and four Supervisors representing employees. The Supervisory Committee of the Company reports to the shareholder’s general meeting and exercises the following functions according to law: to review and propose written review opinion on the regular reports of the Company drafted by the Board; to review the financials of the Company; to supervise the conducts of the Directors, President, Senior Vice Presidents, Vice Presidents, Chief Financial Officer and other senior management officers carrying out Company duties, and

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to propose removal suggestions of the aforesaid officers if they violate laws, administrative regulations, the Articles of Association or resolutions of the shareholders’ general meetings; to ask the Directors, President, Senior Vice Presidents, Vice Presidents, Chief Financial Officer and other senior management officers to rectify if their conducts violate the interest of the Company; to verify the financial materials including financial reports, operation reports and profit distribution plans to be proposed by the Board to the shareholders’ general meeting, and, if there is any doubt, appoint Certified Public Accountants and practicing auditors to review in the name of the Company; to propose extraordinary shareholders’ meeting and to convene and chair shareholders’ general meetings when the Board fails to perform its duty under the Company Law to convene and chair shareholders’ general meetings; to make proposals for the shareholders’ general meetings; to represent the Company to negotiate with Directors or to bring litigation claims against the Directors, President, Senior Vice Presidents, Vice Presidents, Chief Financial Officer and other senior management officers in accordance with Article 152 of the Company Law; to conduct investigation in the event of abnormal operation of the Company; to conduct annual review of external auditors regarding their performance together with the Audit Committee of the Board of Directors and to make suggestions regarding engagement, renewal of engagement and dismissal of external audits and their audit service fees to the shareholders’ general meetings; to supervise the compliance of the connected transactions. During the reporting period, the Supervisory Committee conducted seven meetings, including four on-site meetings and three meetings by written circular, conducted review of the 2019 Annual Report, the First Quarterly Report, Interim Report, and the Third Quarterly Report of 2020 of the Company; attended five Board meetings, issued five opinions of the Supervisory Committee; attended the shareholders’ general meetings four times and proposed four proposals to the shareholders’ general meetings.

The Supervisory Committee of the Company discharged its duties diligently in accordance with the

Articles of Association, including convening Supervisory Committee meetings, attending all Board meetings and persistently reporting their work to the shareholders’ general meeting, submitting the Supervisory Committee Report and related proposals. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, President and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has made good recommendations to major matters of the Company including production, operation and investment projects.

(15) Directors’ Responsibility in Preparing Financial Statements

The Directors are charged with the responsibility to prepare the financial statements in each financial year with support from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.

(16) Going Concern

The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

(17) Remuneration of the Auditors

For information relating to the remuneration received by the auditors for their auditing services to the Company, please refer to the section of “Significant Events” for the part entitled “Engagement and disengagement of firm of accountants” in this annual report.

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CORPORATE GOVERNANCE

(18) Risk Management and Internal Control

For information relating to the risk management and internal control of the Company, please refer to the sections of the Improvement of Corporate Governance Improvement of Internal Control System.

(19) The Amendment to the Articles of Association

On June 11, 2020, the Company convened the annual general meeting, at which the Proposal for the Amendments to the business scope of the Company and the Amendments to the Articles of Association was reviewed and approved, and the Articles of Association was amended according to the amendments of the business scope.

(20) Others

Relevant information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company,

information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance regulations pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina.com.cn). You may access to such information by following these steps:

1.	From our main web page, click “Investor Relations”;

2.	Next, click “Corporate Governance Structure”;

3.	Finally, click on the information you are looking for.

The Board will review such rules in accordance with the relevant regulatory requirements and the actual circumstances of the Company on an annual basis.

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SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

1. Shareholders’ rights

(1) Shareholders’ procedures to propose to convene an extraordinary general meeting

To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Articles of Association of the Company provides that an extraordinary general meeting or class meeting may be called upon by shareholders according to the following procedures: one or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/are entitled to request the Board to convene an extraordinary general meeting or class meeting in writing. The Board shall, within ten days upon receipt of the request, make available their written comments on their agreeing or disagreeing with the convening of such extraordinary general meeting or class meeting.

If the Board agrees to convene such extraordinary general meeting or class meeting, it shall, within five days upon passing the Board resolution, serve a notice of the meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Board disagrees to convene such extraordinary general meeting or class meeting, or fails to respond within ten days upon receipt of the request, the individual or the shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/ are entitled to recommend in writing to the Supervisory Committee to convene such extraordinary general meeting or class meeting.

If the Supervisory Committee agrees to convene such extraordinary general meeting or class meeting, it shall, within five days upon receipt of such request, serve a notice of meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Supervisory Committee fails to serve the notice of shareholders’ meeting within the period as provided, it shall be deemed as the Supervisory Committee not convening and presiding over the meeting. One or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights for 90 consecutive days or above is/ are entitled to convene and preside over such meeting on its/their own.

(2) Procedures for putting proposals to a general meeting

Pursuant to the Articles of Association in respect of convening an annual general meeting, any shareholder(s) holding 3% or above of the total number of shares of the Company with voting rights may put forward any provisional proposal(s) in writing to the convenor ten days prior to the general meeting. The convenor shall, within two days upon receipt of the proposal(s), serve a supplemental notice of general meeting, announcing the contents of such provisional proposals. The contents of any such proposals shall fall within the purview of the general meeting, with clear and definite issues for consideration and substantive matters for resolution and in compliance with laws, administrative rules and the Articles of Association.

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SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

Should any shareholder wish to make a proposal in accordance with the Articles of Association, both the annual report of the Company and the “Investors Relations” section of the Company’s website provide specific contact information.

(3) Procedures for enquiries of shareholders made with the Board of Directors

Any shareholder may make any written enquiry with the Board at any time. The administrative measures of the Company in respect of management of investors’ relations provide for clear and definite procedures for enquiries. Definite guidelines in respect of contact details are also set out in the annual report of the Company and the “Investors Relations” section on the website of the Company.

A question-and-answer session is in place in any general meeting of the Company. Questions from any shareholder will be answered by the Chairman, Vice Chairman, President and Independent Directors or intermediary. Forms for written questions are available to any shareholders who are not able to ask any questions due to time limitation. Such written questions will be answered in detail by the Investors’ Relations Department of the Company. Shareholders may also make more frequent use of the mailbox of the Secretary to the Board on the website of the Company. Issues of concern to shareholders are answered by the Company in a prompt manner.

2. Shareholders’ meetings

The Company convened four shareholders’ general meeting pursuant to its Articles of Association:

(1) On March 25, 2020, the first extraordinary general meeting of 2020 was held at Beijing Talimu Petroleum Hotel. One ordinary resolution, the Resolution on the Election of the Directors of the Company, was passed and approved at the meeting by more than half of the affirmative votes. None of the independent Directors of the Company raised any oppositions at the shareholders’ extraordinary general meeting.

Pleases refer to the announcements published by the Company on the website of Hong Kong Stock Exchange and Shanghai Stock Exchange, for resolutions passed at the extraordinary general meeting and details.

(2) On June 11, 2020, the annual general meeting for 2019 was held at V-Continent Wuzhou Hotel. Ten ordinary resolutions were approved at the meeting by more than half of the affirmative votes, which covered the Report of Board of Directors of the Company for the year 2019, Report of the Supervisory Committee of the Company for the year 2019, Financial Report of the Company for the year 2019, the Profit Distribution Proposal for the year 2019, Resolution of Authorisation to the Board of Directors to decide on 2020 Interim Profit Distribution Plan, Resolution of Employment of Domestic and International Accounting Firms of the Company for the year 2020 and the Authorisation to the Board of Directors to Decide on their Remuneration, Resolution on Guarantee Matters of the Company for the year 2020 , Resolution on the Election of Directors of the Company, Resolution on the Election of Independent Directors of the Company and Resolution on the Election of Supervisors of the Company. Three special resolutions were approved at the meeting by more than two thirds of the affirmative votes, which were the Resolution on Granting General Mandate to the Board of Directors in Relation to Issuance of Debt Financing Instruments, Resolution on Granting General Mandate to the Board of Directors in Relation to Issuance of Shares and Resolution on the Amendments to the Business Scope and the Amendments to the Articles of Association of the Company. None of the independent Directors of the Company raised any oppositions at the general meeting.

Pleases refer to the announcements published by the Company on the website of Hong Kong Stock Exchange and Shanghai Stock Exchange, for resolutions passed at

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SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

the annual general meeting and details.

(3) On September 28, 2020, the second extraordinary general meeting of 2020 was convened in Beijing Talimu Petroleum Hotel. Two ordinary resolutions, including the Resolution on the Pipeline Restructuring Transactions of the Company and the Resolution on the Election of the Director of the Company, were approved at the meeting by more than half of the affirmative votes. None of the independent Directors of the Company raised any oppositions at the extraordinary general meeting.

Pleases refer to the announcements published by the Company on the website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, for resolutions passed at the extraordinary general meeting and details.

(4) On November 5, 2020, the third extraordinary general meeting of 2020 was convened in Beijing Talimu Petroleum Hotel. Two ordinary resolutions, including the Resolution on Renewing the Agreements of the Continuing Connected Transactions between the Company and CNPC/Jointly-held Entities and the Proposed Renewal of the Caps on Continuing Connected Transactions for the Years 2021 – 2023 and the Resolution on the Election of Mr. Lv Bo as the Supervisor of the Company, were approved at the meeting by more than half of the affirmative votes. None of the independent Directors of the Company raised any oppositions at the extraordinary general meeting.

Pleases refer to the announcements published by the Company on the website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, for resolutions passed at the extraordinary general meeting and details.

072	PETROCHINA COMPANY LIMITED

DIRECTORS’ REPORT

DIRECTORS’ REPORT

The Board of the Company is pleased to present its Directors’ report for perusal.

1. Review of results of operations and the business prospect of the Company during the reporting period

Please refer to the sections headed “Business Review”, “Discussion and Analysis of Operations” and “Chairman’s Report” in this annual report.

2. Risk Factors

In its course of production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

(1) Industry Regulations and Tax Policies Risk

The PRC government exercises supervision and regulation over the domestic oil and natural gas industry. These regulatory measures include the obtaining of exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental protection policies and safety standards. They affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of the oil and natural gas industry may also affect the Group’s business operations.

Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.

(2) Price Fluctuations of Crude Oil and Refined Products Risk

The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined by reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Domestic natural gas prices are prescribed by PRC government.

(3) Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported crude oil, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi

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DIRECTORS’ REPORT

are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

(4) Market Competition Risk

The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in refining, chemicals and marketing of refined products businesses.

(5) Uncertainty of the Oil and Gas Reserves Risk

According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.

(6) Overseas Operations Risk

As the Group operates in a number of countries around the world, it is subject to the influences of different political, legal and regulatory factors prevailing in the countries of operation, including countries which are not very stable and are greatly different from developed countries in certain material aspects. The risks involved principally include instability as to political environment, taxation policies and regulatory requirements, as well as import and export restrictions.

(7) Risk Relating to Climate Change

The oil industry has been facing ever increasing challenges posed by global climate change in recent years. A number of international, domestic and regional agreements restricting greenhouse gas emission have been signed and become effective. If China or other countries in which the Company operates take more stringent measures to reduce greenhouse gas emission, the revenue and profits earned by the Group may reduce as a result of substantial capital expenditures and taxation expenditures and increases in operating costs incurred and even the strategic investments of the Group may be subject to the unfavourable impact posed by the related laws, regulations and regulatory requirements.

(8) Hidden Hazards and Force Majeure Risk

Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous events such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion in the scale and area of operations, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the State in recent years set

074	PETROCHINA COMPANY LIMITED

DIRECTORS’ REPORT

out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. The Group has adopted strict implementation of laws and regulations of the State, and effectively controlled the major safety and environmental hazards found. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events (such as the outbreak of COVID-19) may cause losses to properties and personnel of the Group, and may affect the normal operations of the Group.

3. Contingent Liabilities

(1) Bank and other guarantees

As at December 31, 2020, the Group had no material contingent liability arising from guarantees provided.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas business. Under existing legislation, however, management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

During the reporting period, the Company has complied with laws, regulations and supervision provisions domestic and abroad. The management of the Group believes that any liabilities resulting from insignificant lawsuits as well as other proceedings arising in ordinary course of business of the Group will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group carries limited insurance coverage for vehicles and certain assets subject to significant operating risks, in addition to third-party liability insurance against claims relating to personal injury, property and environmental damages arising from accidents and employer’s liability insurance. The effect of non-coverage on future incidents on the Company’s liability cannot be reasonably assessed at present.

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DIRECTORS’ REPORT

4 Projects not Funded by Proceeds from Fund Raising

Unit: RMB million
Name of project	Total project amount	Cumulative investment	Progress of project	Project return
The integration project of refining and chemicals of Guangdong Petrochemical	65,430	13,443	Construction Phase	Evaluations show that the projects meet the Company’s return benchmarks. As it is currently under the construction phase, the actual efficiency generated from this project is still subject to verification.
The integration project of refining and chemicals of Guangdong Petrochemical	65,430	13,443	Construction Phase	Evaluations show that the projects meet the Company’s return benchmarks. As it is currently under the construction phase, the actual efficiency generated from this project is still subject to verification.
The project in relation to the ethylene production out of ethane at Tarim	8,042	4,180	Construction Phase	Evaluations show that the projects meet the Company’s return benchmarks. As it is currently under the construction phase, the actual efficiency generated from this project is still subject to verification.

5. Operations of the Board of Directors

(1) The convening of Board meetings and the issues resolved

During the reporting period, the Board convened five on-site Board meetings and four extraordinary Board meetings by way of written circular, and passed 39 Board resolutions. The specific information is set out as below:

No.	Title	Date	Method
1	First meeting of the Board of Directors for 2020	February 5, 2020	By circulation
2	Second meeting of the Board of Directors for 2020	March 9, 2020	By circulation
3	Third meeting of the Board of Directors for 2020	March 25 to 26, 2020	By attending physical meeting
4	Fourth meeting of the Board of Directors for 2020	April 29, 2020	By circulation
5	Fifth meeting of the Board of Directors for 2020	June 11, 2020	By attending physical meeting and video
6	Sixth meeting of the Board of Directors for 2020	July 23, 2020	By attending physical meeting and video
7	Seventh meeting of the Board of Directors for 2020	August 26 to 27, 2020	By attending Physical meeting and video
8	Eighth meeting of the Board of Directors for 2020	October 29, 2020	By circulation
9	Ninth meeting of the Board of Directors for 2020	December 22, 2020	By attending Physical meeting and video

For specific information on meetings and the relevant resolutions of the Board meetings, please refer to the announcements uploaded on the websites of Hong Kong Stock Exchange and Shanghai Stock Exchange after each Board meeting.

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DIRECTORS’ REPORT

(2) Composition of the Current Board and attendance rate of the Board Meetings in 2020

Position	Name	Number of Required Meetings	Attendance in person (times)	Attendance by proxy (times)
Chairman	Dai Houliang	7	6	1
Vice Chairman	Li Fanrong	7	7	0
Executive Director	Duan Liangwei	9	9	0
Non-executive Director	Liu Yuezhen	9	8	1
Non-executive Director	Jiao Fangzheng	9	6	3
Non-executive Director	Huang Yongzhang	2	2	0
Independent non-executive Director	Elsie Leung Oi-sie	9	8	1
Independent non-executive Director	Tokuchi Tatsuhito	9	7	2
Independent non-executive Director	Simon Henry	9	5	4
Independent non-executive Director	Cai Jinyong	5	4	1
Independent non-executive Director	Jiang, Simon X.	5	5	0

Note:	1	On January 19, 2020, Mr. Wang Yilin resigned as the Chairman and Director of the Company.

2.	On March 9, 2020, Mr. Duan Liangwei was appointed as the President and the Executive Director of the Company.

3.	On March 25, 2020, Mr. Dai Houliang, Mr. Li Fanrong and Mr. Lv Bo were appointed as the Directors of the Company; Mr. Dai Houliang was appointed as the Chairman and Mr. Li Fanrong was appointed as the Vice Chairman.

4.	On June 11, 2020, Mr. Duan Liangwei, Mr. Liu Yuezhen, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry were appointed and continued to serve as the Directors of the Company; Mr. Cai Jinyong and Mr. Jiang, Simon X. were appointed as the Directors; Mr. Lin Boqiang and Mr. Zhang Biyi ceased to be the Directors of the Company.

5.	On September 28, 2020, Mr. Huang Yongzhang was appointed as the Director of the Company.

6.	On October 20, 2020, Mr. Lv Bo resigned as the Director of the Company.

(3) Attendance of the Current Directors at General Meetings for the Year 2020

Position	Name	Number of Required Meetings	Attendance in Person (times)
Chairman	Dai Houliang	3	2
Vice Chairman	Li Fanrong	3	2
Executive Director	Duan Liangwei	4	3
Non-executive Director	Liu Yuezhen	4	2
Non-executive Director	Jiao Fangzheng	4	2
Non-executive Director	Huang Yongzhang	1	1
Independent non-executive Director	Elsie Leung Oi-sie	4	2
Independent non-executive Director	Tokuchi Tatsuhito	4	0
Independent non-executive Director	Simon Henry	4	0
Independent non-executive Director	Cai Jinyong	2	1
Independent non-executive Director	Jiang, Simon X.	2	0

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DIRECTORS’ REPORT

(4) The implementation of AGM resolutions by the Board of Directors

All members of the Board have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company’s shares are listed and the provisions as set out in the Company’s Articles of Association.

(5) Work of the special committees of the Board of Directors

During the reporting period, for the convening and attendance of meetings of the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and Health, Safety and Environment Committee of the Company, reference can be made to the relevant parts under the Corporate Governance Section of this annual report.

6. Five-Years Financial Summary

For the summary of the results and of the assets and liabilities of the Group for the last five financial years, please read the sub-section “Key Financial Data Prepared under IFRS” under the section “Summary of Financial Data and Financial Indicators” of this annual report.

7. Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2020 are set out in Note 29 to the financial statements prepared in accordance with IFRS in this annual report.

8. Interest Capitalisation

Interest capitalised by the Group for the year ended December 31, 2020 was RMB895 million.

9. Fixed Assets

Changes to the fixed assets of the Company and the Group during the year are summarised in Note 16 to the financial statements prepared in accordance with IFRS in this annual report.

10. Land Value Appreciation Tax

There was no substantial land value appreciation tax payable by the Group during the year.

11. Reserves

Details of changes to the reserves of the Company and the Group for the year ended December 31, 2020 are set out in Note 31 to the financial statements prepared in accordance with IFRS in this annual report.

12. Distributable Reserves

As at December 31, 2020, the reserves of the Company that can be distributed as dividends were RMB619,102 million.

13. Management Contract

During the reporting period, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.

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DIRECTORS’ REPORT

14. Major Suppliers and Customers

The aggregate purchase attributable to the five largest suppliers of the Group accounted for approximately 28% of the Group’s total purchase in 2020, among which the purchase attributable to the largest supplier of the Group accounted for approximately 19% of Group’s total purchase. The aggregate revenue derived from the major customers is set out in Note 37 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers accounted for approximately 12% of the Group’s total sales.

During the reporting period, all the five largest suppliers and the five largest customers of the Company, except for CNPC, are our independent third parties.

15. Repurchase, Sale or Redemption of Securities

The Group did not sell any securities of the Group, nor did it repurchase or redeem any of the securities of the Group during the twelve months ended December 31, 2020.

16. Trust Deposits and Irrecoverable Overdue Time Deposits

As at December 31, 2020, the Company did not have trust deposits or irrecoverable overdue time deposits.

17. Pre-emptive Rights

There is no provision regarding pre-emptive rights under the Articles of Association or the PRC laws.

18. Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the last practicable date prior to the publication of this annual report.

19. Performance of Social Responsibilities

The Company actively performed its social responsibilities and devoted to becoming an excellent corporate citizen of the world, and adhered to the principle of “Environmental Priorities, Safety First, Quality-oriented, People-oriented”, and strictly abided by the PRC Environmental Protection Law and other relevant laws and regulations to prevent and control pollution, enhance ecological protection and maintain social safety. Some subsidiaries of the Company are major pollutant-discharging enterprises as announced by the ecological environment authorities. Public information disclosure regarding the ecological environment has been made by these companies as per relevant regulations of Ministry of Ecology Environment of the People’s Republic of China and the requirements of the local ecological environment authorities on the websites of the local ecological environment bureaus or other websites designated by them. Please refer to such websites for details of the disclosures. The Company proactively engaged in the social charity. In 2020, the total amount of the Company’s donations in fellowship and disaster relief was RMB38.28 million.

After the outbreak of COVID-19, the Company continued to maintain the prevention and control of the epidemic and resumption of production and work,

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DIRECTORS’ REPORT

achieved “no epidemic” and “zero case” in the workplace, effectively safeguarding the safety and health of employees. The Company strove to ensure the supply of oil and gas in epidemic prevention and control key areas, switched to and expanded the production of medical materials. Relying on the refuelling networks and uSmile convenient stores, the Company served the local citizens’ livelihood and support the recovery of local economy. In 2020, the Company has donated anti-epidemic funds and materials domestically and oversea in a total of RMB100.01 million.

In 2020, the supply and demand of domestic natural gas are basically balanced, which effectively alleviated the seasonal supply shortage. As required by the State, the Company coordinated the domestic and overseas resources, fully ensured the stable supply of natural gas used for residential purpose, and actively fulfilled our social responsibilities.

Details of the performance of social responsibilities by the Company are set forth in the 2020 Environmental, Social and Governance Report published on the website of Hong Kong Stock Exchange and Shanghai Stock Exchange.

20. Poverty Alleviation

The year of 2020 is the end of poverty alleviation programme, and the Company attaches great importance to poverty alleviation, and adhere to the principle of precision, focus on exploration and innovation, and actively make our contribution to poverty alleviation. In 2020, the Company spent a total amount of RMB153.03 million on poverty alleviation, used in the programs of targeted poverty alleviation and donations to poverty-stricken areas, which achieved a good social effect.

The Company implemented targeted poverty alleviation and counterpart support measures for seven provinces and 13 districts and counties nationwide under which counties enjoying targeted poverty alleviation measures included Chabuchar county, Nileke county, Toli county, Qinghe county, Jeminay county and Balikun county in Xinjiang, and Xishui county in Guizhou, Hengfeng county in Jiangxi, and also Fan county and Taiqian county in Henan. Districts receiving counterpart support were Mangya city in Qinghai, Shuanghu county in Tibet, Xinjiang Autonomous Region and Kaizhou district in Chongqing Thirteen counties mentioned above were all out of poverty as at the end of 2020, which contributed petroleum wisdom, petroleum solutions, and petroleum power to the battle of poverty alleviation.

In 2021, the Company will further develop the advantages of resources and market, strive to communicate and coordinate with recipients, continue to improve project accuracy, and drive the poor to steadily alleviate poverty, and continue to make our contribution to consolidate achievements in the fight against poverty and realise rural revitalization.

21. Donations

During the reporting period, the Company’s donations amounted to approximately RMB 398 million.

22. Technological Innovation

In adherence to the business development approach of “business-driven, independent innovation, enhanced incentives and open for sharing”, the Company made endeavours to develop its technological innovation system with the characteristics of “two levels under one entirety” which focused on organization of research

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DIRECTORS’ REPORT

efforts, technological breakthroughs, provision of facilitating platforms and the making use of technological achievements. The Company achieved new successes in its independent innovations with a number of new major technological results and also promoted the application of such results. It further enhanced its independent innovation ability and its core competitiveness. The effect of the Company’s innovation efforts as a driving force for development was notable as strong support and leading effect was achieved for the development of the primary operations of the Company.

In 2020, the Group invested RMB22,921 million in research and development, which represents an increase of 7.1% as compared with last year and represents

1.2% of the operating income of the Company. The ratio of research and development input capitalization was 31.3%. The Company obtained 2,784 Chinese patents. As at December 31, 2020, the Company owned a total of approximately 20,587 patents obtained in China and overseas.

By Order of the Board
Dai Houliang
Chairman
Beijing, the PRC
March 25, 2021

2020 ANNUAL REPORT	081

Lv Bo Chairman of the Supervisory Committee

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year 2020, the Supervisory Committee has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law and the Articles of Association

1. Meetings of the Supervisory Committee

During the reporting period, the Supervisory Committee held seven meetings, and successfully completed the review of the 2019 Annual Report, the First Quarterly Report, Interim Report and the Third Quarterly Report of 2020 of the Company, and considered the proposals for the election of the Chairman of the Supervisory Committee and pipeline restructuring transaction and other work.

On March 24, 2020, the Company convened the first meeting of the Supervisory Committee of 2020 onsite. The meeting was chaired by Mr. Xu Wenrong, the Chairman of the Supervisory Committee. At this meeting, nine proposals, including the Proposal for the Election of Supervisors of the Company, the Review

082	PETROCHINA COMPANY LIMITED

REPORT OF THE SUPERVISORY COMMITTEE

Opinion of the Supervisory Committee on Financial Report of 2019, the Review Opinion of the Supervisory Committee on the Draft Profit Distribution Plan of 2019, the Opinion of the Supervisory Committee on Assessment of the Results of Operations by the President’s Work Team for 2019, the Proposal of the Supervisory Committee for the Engagement of Overseas and Domestic Accounting Firms of the Company for 2020, the Supervisory Committee’s Report for 2019, the Supervisory Committee’s Work Summary for 2019 and Working Plan for 2020, the Environment, Society and Governance Report of the Company for 2019 and the Annual Report and Annual Results Announcement of the Company for 2019, were reviewed and approved.

On April 29, 2020, the Supervisory Committee convened the second meeting in 2020 by way of written resolutions. The First Quarterly Report of 2020 was reviewed and approved at the meeting.

On June 11, 2020, the Supervisory Committee convened the third meeting in 2020 onsite. The meeting was chaired by Mr. Xu Wenrong. At the meeting, the Proposal for the Election of the Chairman of the Supervisory Committee of the Company was reviewed and approved, and Mr. Xu Wenrong was elected as the Chairman of the Supervisory Committee of the Company.

On July 23, 2020, the Supervisory Committee convened the fourth meeting in 2020 by attending physical meeting and video. The meeting was chaired by Mr. Xu Wenrong, Chairman of the Supervisory Committee. The Proposal for the Pipeline Restructuring Transaction of the Company was reviewed and approved at the meeting.

On August 25, 2020, the Supervisory Committee convened the fifth meeting in 2020 onsite. The meeting was chaired by Mr. Xu Wenrong, the Chairman of the Supervisory Committee. At the meeting, three proposals, including the Review Opinion of the Supervisory Committee on the Interim Financial Report of 2020, the Review Opinion of the Supervisory Committee on the

Interim Profit Distribution Plan of 2020 and the Review Opinion of the Supervisory Committee on the Interim Report and Interim Results Announcement of 2020, were reviewed and approved.

On October 29, 2020, the Supervisory Committee convened sixth meeting in 2020 by way of written resolutions. At the meeting, the Third Quarterly Report of 2020 of the Company was reviewed and approved.

On November 5, 2020, the Supervisory Committee convened seventh meeting in 2020 by way of written resolutions. At the meeting, the Proposal for the Election of the Chairman of the Supervisory Committee of the Company was reviewed and approved, and Mr. Lv Bo was elected as the Chairman of the Supervisory Committee.

2. Supervisory Committee’s presence at other meetings and performance of other works

In 2020, the Supervisory Committee attended four shareholders’ general meetings, at which the Supervisory Committee submitted four proposals, including the Supervisory Committee’s Report for 2019 and the Proposal for Engagement of Overseas and Domestic Accounting Firms for the Company and Authorisation to the Board on determining their remunerations for 2020, and the Proposal for the Election of the Supervisors of the Company. All of such proposals were reviewed and approved by the shareholders’ general meeting。

The Supervisory Committee attended five meetings of the Board of Directors as a non-voting attendee and heard the Board’s review of the proposals in relation to the Annual Report of 2019 and the Interim Report of 2020 and their summaries, profit distribution, pipeline restructuring transaction, connected transactions, 2021 budget, investment plan, and other relevant proposals. The Supervisory Committee presented five opinions to the Board in respect of, inter alia, its review of the financial

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REPORT OF THE SUPERVISORY COMMITTEE

statements of the Company, profit distribution plan (draft plan), and the performance assessment of the President’s Work Team. The Supervisory Committee also put forward recommendations on the issues such as how to actively cope with the low oil price risk, vigorously promote diversified energy pattern, continuously enhance the Company’s international competitiveness, improve the Company’s corporate governance structure, optimise the Company’s relevant mechanisms and systems, enhance the Company’s governance ability and focus on stable operation of the Company after the pipeline assets restructuring.

Further, the Supervisory Committee made effort to promote the ability and level of duty performance of its members by means of holding special training courses for supervisors, participating in activities organized by China Association for Public Companies, actively responding to the solicitation for opinions on the revision of the Company Law and communicating with peers.

3. Supervisory Committee’s opinion on the works of the Company

The Supervisory Committee believes that in 2020, while actively responding to various strikes and challenges, including the outbreak of the COVID-19 epidemic, the sharp drop in international oil prices and the drastic shrinkage of the domestic refined oil market, the Company conscientiously implemented resolutions and arrangements of shareholders’ general meetings and Board meeting, coordinated the advancement of COVID-19 prevention and control, resumption of work and production, production and operation, as well as reform and innovation, and took special actions in improving quality and enhancing profitability. As a result, the oil and gas output equivalent achieved a year-on-year growth, the effort of reducing refined products and increasing chemical products obtained further results, the oil products marketing network operated stably, the capability of peak shaving and supply guarantee of natural gas improved continuously, overseas cooperation in oil and gas made steady progress, international trade presented effective results, technology advancement made new breakthrough, the overall oil and gas industry chain operated smoothly, and the Company’s operating results was better than the expectation.

4. Other matters reviewed or concerned by the Supervisory Committee

(1) Opinion of the Supervisory Committee on the lawful operation of the Company

In 2020, the Company conscientiously complied with the provisions of the relevant laws and regulations of China and places of listing and carried out its activities accordingly. The convening procedures for, voting methods applicable to and meeting resolutions adopted at shareholders’ general meetings and Board meetings were legally valid, and the information was disclosed to the public in a timely, accurate and complete manner. No director or senior management personnel of the Company was found violating laws, regulations or the articles of association of the Company or involved in any act to harm the interests of the Company and the shareholders in the performance of his/her duties.

(2) Opinion of the Supervisory Committee on inspection of the financial status of the Company

In 2020, the Company vigorously implemented the special actions of quality and profitability improvement, strictly controlled the costs and capital expenditure, and made great effort to reduce losses caused by the COVID-19 and low oil prices, and maintained growth in oil and gas integrated barrel equivalents, crude oil output and marketable natural gas output. During the same period, the Company’s debt scale, asset-liability ratio and gearing ratio reduced significantly, the free cash flow increased significantly year-on-year, and the financial position continued to maintain stable.

084	PETROCHINA COMPANY LIMITED

REPORT OF THE SUPERVISORY COMMITTEE

The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports of the Company audited by KPMG Huazhen LLP and KPMG give a true and fair view on the financial positions, operating results and cash flows of the Company. The standard unqualified audit reports issued by them are objective and fair.

(3)  Opinion of the Supervisory Committee on the acquisition and disposal of assets by the Company

The transactions including that in respect of the pipeline assets restructuring of the Company were carried out in compliance with normalized procedures. No non-compliance (including harm to the interests of the shareholders) has been noted.

(4)  Opinion of the Supervisory Committee on connected transactions of the Company

The Company strictly complied with laws and regulations of China, conscientiously performed the regulatory requirements of the places of listing regarding connected transactions, fully performed various agreements and contracts with connected persons, and conducted such connected transactions in a regularized manner. All types of the connected transactions of the Company were conducted within the approved caps.

(5)  Opinion of the Supervisory Committee on the operation of the internal control system of the Company and on the self-assessment report on the internal control of the Company

In 2020, in accordance with requirements and arrangements of the Board, the internal control work of the Company was conducted with focus on “Promoting routines, Strengthening key points and Filling in gaps”. The internal control system was continuously optimized and improved, the internal control evaluation was significantly enhanced, the level of informationisation of internal control was further improved, the internal control system was sound and effective, with significant exceptional matters identified by the management being rectified completely and no material defect being found in the internal control.

(6)  Opinion of the Supervisory Committee on the Company’s Environmental, Social and Governance Report

In 2020, the Company, pursuing the value of “green development, energy contribution, promoting momentum for customers’ growth and providing new energy to the people’s happiness”, initiatively responded to the hot issues investors focused on, actively transmitted the Company’s ESG working concepts, objectives and various measures, and fully reflected the Company’s governance level, energy transformation, risk management and control and sustainable development capacity. The Supervisory Committee has approved the Company’s Environment, Society and Governance Report.

In 2021, the Supervisory Committee will continue to conscientiously perform its duties, and diligently completed a range of tasks in strict compliance with the Company Law, the Articles of Association and other relevant regulations

By Order of the Supervisory Committee

Lv Bo

Chairman of the Supervisory Committee

Beijing, the PRC

March 25, 2021

2020 ANNUAL REPORT	085

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS, SUPERVISORS, SENIOR
MANAGEMENT AND EMPLOYEES

1. Information on the Directors, Supervisors and Senior Management

(1) Directors

Information on the current Directors is set out below:

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2020 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2019	As at December 31, 2020
Dai Houliang	M	57	Chairman	2020.03- 2023.03	-	Yes	0	0
Li Fanrong	M	57	Vice Chairman	2020.03- 2023.03	-	Yes	0	0
Duan Liangwei	M	53	Executive Director	2017.06- 2023.06	735	No	0	0
Liu Yuezhen	M	59	Non-executive Director	2014.05- 2023.06	-	Yes	0	0
Jiao Fangzheng	M	58	Non-executive Director	2019.06- 2022.06	-	Yes	0	0
Huang Yongzhang	M	54	Non-executive Director	2020.09- 2023.09	-	Yes	0	0
Elsie Leung Oi-sie	F	81	Independent non-executive Director	2017.06- 2023.06	331	No	0	0
Tokuchi Tatsuhito	M	68	Independent non-executive Director	2017.06- 2023.06	331	No	0	0
Simon Henry	M	59	Independent non-executive Director	2017.06- 2023.06	320	No	0	0
Cai Jinyong	M	61	Independent non-executive Director	2020.06- 2023.06	-	No	0	0
Jiang, Simon X.	M	67	Independent non-executive Director	2020.06- 2023.06	-	No	0	0

Note:	Mr. Duan Liangwei has received renumeration from the Company since March of 2020, the total renumeration before tax of whom included the annually paid renumeration for the previous years received in 2020.
Mr. Cai Jinyong and Mr. Jiang, Simon X. have been appointed as the Directors since June 11, 2020 and have not received any renumeration during the reporting period.

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DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

Brief Biography of Directors:

Dai Houliang, aged 57, is the Chairman of the Company, concurrently serving as the Party Secretary and Chairman of CNPC. Mr. Dai is a professor-level senior engineer with a doctorate degree and is an alternate member of the 19th Central Committee of the Communist Party of China. He is an academician of the Chinese Academy of Engineering and has substantial working experience in China’s petroleum and petrochemical industry. In December 1997, he was appointed as vice president of Yangzi Petrochemical Corporation, and served as director and vice president of Yangzi Petrochemical Co., Ltd. In April 1998. From July 2002, he became vice chairman, president and a member of the standing Party committee of Yangzi Petrochemical Co., Ltd., and director of Yangzi Petrochemical Corporation. In December 2003, he served as the chairman, president and a member of the standing Party committee of Yangzi Petrochemical Co., Ltd. and concurrently as chairman of Yangzi Petrochemical Corporation, and from November 2004, concurrently as chairman of BASF-YPC Company Limited. From September 2005, he served as deputy chief financial officer of China Petroleum & Chemical Corporation (“Sinopec Corp.”), vice president and deputy chief financial officer of Sinopec Corp. in November 2005, and as director, senior vice president and chief financial officer of Sinopec Corp from May 2006. In June 2008, he was concurrently appointed as a member of the Party committee of China Petrochemical Corporation (“Sinopec Group”). From May 2016, he concurrently served as the president, director and the deputy Party secretary of Sinopec Group, and served as vice chairman and the president of Sinopec Corp. in August 2016, as the chairman and the president of Sinopec Corp. from May 2018. In July 2018, he concurrently served as the Chairman and the Party secretariat of Sinopec Group. Mr. Dai was appointed as the Chairman and the Party Secretary of CNPC in January 2020. Since March 2020, he has been appointed as a Director, and also concurrently serving as Chairman of the Company.

Li Fanrong, aged 57, is the Vice Chairman of the Company, concurrently serving as a Director, President and Deputy Secretary of the Party committee of CNPC. He is a professor-level senior engineer with a master’s degree and has rich working experience in China’s oil and gas industry. He served as vice president of CNOOC China Limited – Shenzhen Branch in January 2002 and general manager of the Development & Production Department of CNOOC Limited in November 2005. He worked as secretary of the Party committee and president of CNOOC China Limited – Shenzhen Branch in February 2007. He held positions of assistant president and a member of Management Committee in China National Offshore Oil Corporation (“CNOOC”) and president in CNOOC Energy Technology & Services Limited from January 2009. He served concurrently as chairman of CNOOC Infrastructure Management Co., Ltd. in January 2010. He was appointed as a member of the Party committee and Vice President of CNOOC in April 2010. He served concurrently as president of CNOOC Limited and chairman of CNOOC Southeast Asia Limited in September 2010, CEO and president of CNOOC Limited from November 2011, chairman of Nexen Energy ULC in February 2013, and chairman of CNOOC International Limited in May 2015. He worked as a member of the Party committee and deputy director of National Energy Administration from May 2016. Mr. Li has been serving as a Director, President and Deputy Secretary of the Party committee of CNPC since February 2020. Since March 2020, he has been appointed as a Director, and also concurrently serving as Vice Chairman of the Company.

Duan Liangwei, aged 53, is a Director and President of the Company, and serves concurrently as a Director, Deputy Secretary of the Party committee, Safety Director and Head Office Secretary of the Party committee of CNPC. Mr. Duan is a professor-level senior engineer and holds a doctor’s degree. He has extensive working experience in China’s oil and petrochemical industry. Mr. Duan worked as the deputy general manager, safety director, and member of the Party committee of Jilin Petrochemical Branch from February 2006, and concurrently as secretary of the Party committee and general manager of Jilin Fuel Ethanol Co., Ltd. from March 2010. He served as general manager and deputy secretary of the Party committee of

2020 ANNUAL REPORT	087

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

Dagang Petrochemical Branch from September 2011. He served as general manager and deputy secretary of the Party committee of Dalian Petrochemical Branch, manager of Dalian Petrochemical Company, and the director of the Enterprise Coordination Committee of Dalian Area from July 2013. He served as Vice President of CNPC from March 2017, and concurrently as Safety Director of CNPC from April 2017. Mr. Duan was appointed as a Director of the Company from June 2017, and concurrently became a member of the Party committee of CNPC from September 2019. Mr. Duan was appointed as the President of the Company in March 2020, and the Director and Deputy Secretary of the Party committee of CNPC in September 2020. Since October 2020, Mr. Duan concurrently served as the Head Office Secretary of the Party committee of CNPC.

Liu Yuezhen, aged 59, is a Director of the Company and a member of the Party committee and Chief Accountant of CNPC. Mr. Liu is a professor-level senior accountant, holds a master’s degree, and has extensive working experience in accounting industry. He served as the deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation from March 1996, the general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently a director of 610 Research Institute from February 2000, the chairman and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd. from May 2003, the chief accountant of CASIC (Group) Company from November 2006, and a member of the Party committee and chief accountant of CASIC (Group) Company from December 2007. He has served as a member of the Party committee and Chief Accountant of CNPC since December 2013. From May 2014, Mr. Liu has been appointed as a Director of the Company.

Jiao Fangzheng, aged 58, is a Director of the Company and member of the Party committee and Vice President of CNPC. Mr. Jiao is a professor-level senior engineer with a doctorate degree and has substantial working experience in China’s petroleum and petrochemical industry. In January 1999, he was appointed as chief geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation. In February 2000, he was appointed as vice president and chief geologist of Sinopec Zhongyuan Oilfield Company. In July 2000, he was appointed as deputy director general and member of the Party committee of Sinopec Petroleum Exploration & Development Research Institute. In March 2001, he was appointed as deputy director general of Sinopec Oilfield Exploration & Production Department. In June 2004, he was appointed as director general and deputy secretary to the Party Committee of Northwest Petroleum Bureau of China Petrochemical Corporation, and president of Sinopec Northwest Branch Company. In October 2006, he was appointed as vice president of Sinopec Corp. In July 2010, he concurrently served as the director general of Sinopec Exploration & Production Department. In July 2014, he was appointed as member of the Party committee and vice president of China Petrochemical Corporation. In September 2014, he concurrently served as chairman of the board of directors of Sinopec Oilfield Service Corporation. In May 2015, he concurrently elected as director and senior vice president of Sinopec Corp. In June 2018, he served as a member of the Party committee and Vice President of CNPC. In June 2019, he was appointed as Director of the Company.

Huang Yongzhang, aged 54, is a Director of the Company and serves concurrently as a member of the Party committee, Vice President of CNPC. Mr. Huang is a professor-level senior engineer and holds a doctor’s degree. He has rich working experience in China’s petroleum and natural gas industry. He served as Vice President of CNPC International (Nile) Ltd., Vice President and concurrently as safety director of China National Oil Exploration and Development Corporation, and the Executive Vice President of CNPC Middle East Corporation. He served as leader of the coordination group of CNPC Middle East and President of CNPC Middle East Corporation from January 2018. He was appointed as a member of the Party committee, Vice President of China National Petroleum Corporation in April 2020, and Director of the Company in September 2020.

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DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

Elsie Leung Oi-sie, aged 81, is an independent non-executive Director of the Company, a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director of China Life Insurance Company Limited, United Company RUSAL, Plc. and China Resources Power Holdings Co., Ltd. Ms. Leung obtained her LLM degree from the University of Hong Kong, and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region, a member of Executive Council of HKSAR and the Deputy Director of Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress of the PRC. Ms. Leung was appointed as a Justice of the Peace, a Notary Public, and a China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal. Ms. Leung was appointed as an independent non-executive Director of the Company from June 2017.

Tokuchi Tatsuhito, aged 68, is an independent non-executive Director of the Company and also an executive director and research fellow of the Center for Industrial Development and Environment Governance (CIDEG), Tsinghua University, a senior fellow of Rebuild Japan Initiative Foundation, and the member & experts adviser to the former Foreign Advisory Committee of State Administration of Foreign Experts Affairs, the P.R. of China. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master degree (East Asian Economy) from the Center for East Asian Studies of Stanford University. He has held the positions including the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President (responsible for investment banking business) of Daiwa Securities (Hong Kong) Inc., the vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, and the vice president, managing director and the chairman of the Investment Banking Committee of CITIC Securities Co., Ltd.. In 2009, Mr. Tokuchi was

awarded the China Friendship Award, China’s award for foreigners. Mr. Tokuchi was appointed as an independent non-executive Director of the Company from June 2017.

Simon Henry, aged 59, is an independent non-executive Director of the Company and also a fellow of the UK Chartered Institute of Management Accountants, has experience in areas of finance management, strategic planning, marketing and investor relations. Mr. Simon Henry obtained a first class Bachelor’s degree in mathematics from Cambridge University in 1982 and was awarded a Master’s degree in 1986 from Cambridge. He joined Royal Dutch Shell in 1982. He acted for 8 years until March 2017 as executive director of the board and chief finance officer of Royal Dutch Shell. He now serves as a non-executive director and chairman of the audit committee of the board of Lloyds Banking Group and as a non-executive director of the board of Rio Tinto plc. He also now serves as a member of the Defense Council for the UK Government. Mr. Simon Henry was appointed as an independent non-executive Director of the Company from June 2017.

Cai Jinyong, aged 61, is the Independent Non-executive Director of the Company. Mr. Cai is concurrently a partner of Global Infrastructure Partners (GIP) and a board member of Aon plc. and Global Foundries. Mr. Cai received bachelor’s degree in science from Peking University and doctoral degree of economics from Boston University. Mr. Cai has over 30 years working experience in finance service industry, and has working experience in TPG Group, World Bank Group, Goldman Sachs Group, Inc. and Morgan Stanley. Mr. Cai worked at Central Europe Bureau of the Head Office of the World Bank in charge of energy sectors from 1990 to 1994. From 1994 to 2000, he served in Morgan Stanley and was a team member which established China International Capital Corporation Limited (the first domestic joint venture investment bank in the PRC). From 2000 to 2012, he worked in Goldman Sachs Group, Inc., where he was in charge of the PRC Investment Banking Business. From 2012 to 2016, he served as CEO of International Finance Corporation of the

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World Bank Group. From 2016 to 2018, he led infrastructure business in emerging economies at TPG. From June 2020, Mr. Cai was appointed as the Independent Non-executive Director of the Company.

Jiang, Simon X., aged 67, is currently an Independent Non-executive Director of the Company. Mr. Jiang has been an independent non-executive director of COSCO SHIPPING International (Hong Kong) Co., Ltd. since April 2007. He is chairman of Cyber City International Limited. Mr. Jiang is also a director of China Foundation for Disabled Persons, and a senior associate at the Judge Business School of Cambridge University of England. He is currently a member of the United Nations Investments Committee. Mr. Jiang received his bachelor’s degree from Beijing Foreign Studies University, master’s degree from

(2) Supervisors

Information on the current Supervisors is set out below:

Australian National University and M.Phil and Ph.D degree in Economics from Cambridge University of England. Mr. Jiang has extensive investment management experience. Mr. Jiang was the deputy chief of United Nations Joint Staff Pension Fund Investment Management, a trustee of the Cambridge China Development Trust, a director of Zi Corporation, advisory board member of Capital International Inc., and an advisor of TPG Capital of the United States and Rothschild Investment Bank of England. He was a member of the 11th and 12th Sessions of the National Committee of the Chinese People’s Political Consultative Conference, an independent non-executive director of China Oilfield Services Limited, Greenland Hong Kong Holdings Limited, Sinopec Corp., and Nokia Corporation. From June 2020, Mr. Jiang was appointed as the Independent Non-executive Director of the Company.

Name	Gender	Age	Position	Term	Remuneration before tax received from the Company in 2020 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2019	As at December 31, 2020
Lv Bo	M	58	Chairman of Supervisory Committee	2020.11- 2023.11	-	Yes	0	0
Zhang Fengshan	M	59	Supervisor	2014.05- 2023.06	-	Yes	0	0
Jiang Lifu	M	57	Supervisor	2014.10- 2023.06	-	Yes	0	0
Lu Yaozhong	M	55	Supervisor	2017.10- 2023.06	-	Yes	0	0
Wang Liang	M	58	Supervisor	2017.06- 2023.06	-	Yes	0	0
Fu Suotang	M	58	Supervisor appointed by employees’ representatives	2017.06- 2023.06	1,367	No	0	0
Li Jiamin	M	57	Supervisor appointed by employees’ representatives	2014.05- 2023.06	1,006	No	0	0
Liu Xianhua	M	57	Supervisor appointed by employees’ representatives	2016.05- 2023.06	1,011	No	0	0
Li Wendong	M	56	Supervisor appointed by employees’ representatives	2016.05- 2023.06	1,193	No	0	0

Note:	the total renumeration before tax for the Supervisors above included the annually paid renumeration for the previous years received in 2020.

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DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

Brief Biography of the Supervisors:

Lv Bo, aged 58, is currently the Chairman of the Supervisory Committee of the Company, and concurrently a member of the Party committee and Vice President of CNPC. Mr. Lv is a senior economist with a master’s degree and has extensive work experience in China’s oil and gas industry. In January 2002, Mr. Lv was appointed as director-general of Human Resources Department of CNOOC. He served as the assistant president of CNOOC in November 2006, a member of the Party committee of CNOOC in November 2007, and concurrently as the Head Office Secretary of the Party committee of CNOOC in October 2008. From April 2010, he served as a member of the Party committee and vice president of CNOOC, and from December 2012, concurrently as the chairman of CNOOC Energy Technology & Services Limited, from May 2015, concurrently as the president of CNOOC Party School, and from December 2016, concurrently as the chairman of Offshore Oil Engineering Co., Ltd. and China Oilfield Services Limited. Mr. Lv served as a member of the Party committee and Vice President of CNPC in November 2019. Since March 2020, he has been appointed as a Director of the Company. Since November 2020, he has been appointed as the Chairman of the Supervisory Committee of the Company.

Zhang Fengshan, aged 59, is a Supervisor and concurrently the Safety Director and General Manager of Quality, Safety and Environment Department of the Company, and the Deputy Safety Director, General Manager of Quality, Safety and Environment Department and Director of Safety, Environment Supervision Centre of CNPC. Mr. Zhang is a professor-level senior engineer and holds a master’s degree. He has rich working experience in China’s oil and gas industry. Mr. Zhang was the deputy director and member of the standing Party committee of Liaohe Oil Exploration Bureau from July 2000 and concurrently the safety director of Liaohe Oil Exploration Bureau from May 2002, director and deputy secretary of the Party committee of Liaohe Petroleum Exploration Bureau from August 2004, general manager and deputy secretary of the Party committee of Great Wall Drilling and Exploration Company Limited from February 2008 and its executive director from July 2008. Mr. Zhang has been the General Manager of Safety, Environment and Energy Conservation Department of the Company and the General Manager of Safety, Environment and Energy Conservation Department of CNPC since June 2012. In May 2014, he was appointed as a Supervisor of the Company. From July 2014, Mr. Zhang has been the Safety Director of the Company and Deputy Safety Director of CNPC. From December 2015, Mr. Zhang was appointed as the Director of Safety, Environment Supervision Center of CNPC concurrently. From December 2016, he has concurrently been serving as the General Manager of the Quality, Safety and Environmental Department of the Company and concurrently the General Manager of the Quality, Safety and Environmental Department of CNPC.

Jiang Lifu, aged 57, is a Supervisor of the Company, and the General Manager of the Reform and Corporate Management Department of the Company and concurrently served as the General Manager of the Reform and Corporate Management Department of CNPC. Mr. Jiang is a professor-level senior economist and holds a doctorate degree. He has rich working experience in China’s oil and gas industry. He had worked as Deputy General Manager of Capital Operation Department of the Company since August 2003, Deputy Director of the Planning Department of CNPC from May 2005, Deputy General Manager of the Planning Department of the Company from June 2007 and concurrently Deputy Director of the Planning Department of CNPC. He has been the General Manager of the Enterprise Management Department (Internal Control and Risk Management Department) of the Company and the General Manager of the Enterprise Management Department (Internal Control and Risk Management Department) of CNPC since April 2014. In October 2014, Mr. Jiang was appointed as a Supervisor of the Company. In April 2015, he was appointed as the General Manager of the Reform and Corporate Management Department of the Company and concurrently the General Manager of the Reform and Corporate Management Department of CNPC.

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Lu Yaozhong, aged 55, is a Supervisor of the Company, and the General Manager of Capital Operation Department of the Company, and concurrently served as the General Manager of Capital Operation Department of CNPC. Mr. Lu is a professor-level senior accountant and holds a master’s degree. He has rich working experience in China’s oil and gas industry. Mr. Lu assumed the position of the chief accountant and member of the Party committee of the Kazakhstan branch from December 2009, and the chief accountant and member of the Party committee of the overseas exploration and development branch (China National Oil and Gas Exploration and Development Corporation) from August 2013, and the General Manager of the Capital Operation Department of the Company, and concurrently the General Manager of the Capital Operation Department of CNPC from April 2017. In June 2017, Mr. Lu was appointed as a Supervisor of the Company.

Wang Liang, aged 58, is a Supervisor of the Company and the General Manager of Audit Department of the Company and concurrently served as the General Manager of Audit Department, Director and Deputy Secretary of the Party committee of Audit Service Center of CNPC. Mr. Wang is a professor-level senior accountant and holds a bachelor’s degree. He has rich working experience in China’s oil and gas industry. He had worked as a director, chief accountant and member of the Party committee in China National Petroleum Offshore Engineering Co., Ltd. from January 2005, a member of the Party committee and deputy director of Liaoning Provincial Finance Department from April 2006, the chairman of Generali China Insurance Co., Ltd. from April 2007, the chief accountant and member of the Party committee of CNPC Chuanqing Drilling Engineering Company Limited from February 2008, the general manager and deputy secretary of the Party committee of CNPC Assets Management Co., Ltd. from October 2009, the chairman, general manager and deputy secretary of the Party committee of Kunlun Trust Co., Ltd. from March 2014, the chairman, secretary of the Party committee, secretary of the disciplinary committee and president of the trade union of CNPC Assets

Management Co., Ltd. from July 2014, the secretary of the Party committee, secretary of the disciplinary committee, president of the trade union and deputy general manager of China Petroleum Finance Co., Ltd. from July 2016. He has been the General Manager of Audit Department of the Company and concurrently the General Manager of Audit Department, Director and Secretary of the Party committee of Audit Service Center of CNPC from May 2017. Mr. Wang was appointed as a Supervisor of the Company from October 2017. From November 2017, he served as the General Manager of the Audit Department of the Company, and concurrently the General Manager of the Audit Department, Director and Deputy Secretary of the Party committee of the Audit Service Center of CNPC.

Fu Suotang, aged 58, is a Supervisor of the Company appointed by its employees’ representatives, and concurrently as the executive director and Party secretariat of the Company’s Changqing Oilfield Branch, and concurrently the executive director and general manager of Changqing Petroleum Exploration Bureau Co., Ltd. Mr. Fu is a professor-level senior engineer and holds a doctorate degree, with rich working experience in China’s oil and natural gas industry. Mr. Fu acted as the chief geologist and member of the Party committee of Qinghai Oilfield Branch from April 2007, the general manager and vice Party secretariat of Qinghai Oilfield Branch and concurrently the director of Qinghai Petroleum Administration Bureau from April 2014, the general manager and vice Party secretariat of Changqing Oilfield Branch and concurrently the director of Changqing Petroleum Exploration Bureau from April 2017. In June 2017, he was appointed as a Supervisor representing employees of the Company. From April 2018, he served as the Party secretariat and general manager of Changqing Oilfield Branch and the executive director and general manager of Changqing Petroleum Exploration Bureau Co., Ltd. From October 2020, Mr. Fu has served as executive director and Party secretary of Changqing Oilfield Branch, and executive director and general manager of Changqing Petroleum Exploration Bureau.

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DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

Li Jiamin, aged 57, is a Supervisor of the Company appointed by its employees’ representatives and concurrently serves as the Director of the Party and Masses’ affairs Department of the Company. Mr. Li. concurrently serves as the Director of the Party and Masses’ affairs Department, the Head Office Executive Deputy Secretary of the Party committee, and the Deputy Director of the Party Organization Department of CNPC. Mr. Li is a professor-level senior engineer with a master’s degree and has extensive work experience in China’s petrochemical industry. He has been the deputy general manager and chief security officer and member of the Party committee of Lanzhou Petrochemical Branch Company from August 2004. He was appointed as the general manager and vice Party secretariat of Lanzhou Petrochemical Branch Company and the general manager of Lanzhou Petroleum & Chemical Company in March 2012. He was appointed as a Supervisor representing employees of the Company in May 2014. From November 2017, he served as the Party secretariat and general manager of Lanzhou Petrochemical Branch Company and the executive director and general manager of Lanzhou Petroleum & Chemical Co., Ltd. From August 2020, Mr. Li served as the General Manager of the corporate culture department and concurrently the General Manager (Minister, Director) of the CNPC’s ideological and political work department (party group propaganda department, corporate culture department, press office). From December 2020, Mr. Li has served as the Director of the Party and Masses’ affairs Department, concurrently as the Director of the Party and Masses’ affairs Department, the Head Office Executive Deputy Secretary of the Party committee, and the Deputy Director of the Party Organization Department of CNPC.

Liu Xianhua, aged 57, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager and the vice Party secretariat of the Company’s Liaoning Sales Branch and the executive director and general manager of CNPC Liaoning Petroleum Sales Branch. Mr. Liu is a professor-level senior economist and holds a master’s degree. He has rich working experience in China’s oil and petrochemical industry. He served as the general manager and vice Party secretariat of Shandong Sales Branch from May 2005. He served as the general manager and vice Party secretariat of North-eastern Sales Branch from March 2012. He has been serving as the general manager and vice Party secretariat of Liaoning Sales Branch, and concurrently as the general manager of Liaoning Petroleum Corporation from December 2015. Mr. Liu was appointed as a Supervisor representing employees of the Company in May 2016. From November 2017, Mr. Liu served as general manager and the vice Party secretariat of Liaoning Sales Branch and the executive director and concurrently served as the general manager of Liaoning Petroleum Sales Branch.

Li Wendong, aged 56, is a Supervisor of the Company appointed by its employees’ representatives and Party secretariat, chairman and general manager of Beijing Natural Gas Pipeline Co., Ltd... Mr. Li is a professor-level senior engineer and holds a master’s degree. He has rich working experience in China’s oil and gas industry. From January 2006, he served as the deputy director and member of the Party committee of PetroChina Pipeline Bureau. From August 2011, he served as the Party secretariat, secretariat of the disciplinary committee, president of the trade union and vice general manager of West Pipeline Branch. From November 2013, he has been serving as the general manager, Party secretariat, secretariat of the disciplinary committee and president of the trade union of West Pipeline Branch, and the general manager of West Pipeline Sales Branch. From March 2016, he served as the general manager and Party secretariat of PetroChina West-East Gas Transmission Pipeline Branch and the general manager of West-East Gas Transmission Sales Branch. He was appointed as a Supervisor representing employees of the Company in May 2016. From April 2018, he served as the Party secretariat and general manager of Beijing Natural Gas Pipeline Co., Ltd. From October 2018, he served as the Party secretariat, chairman and general manager of Beijing Natural Gas Pipeline Co., Ltd.

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(3) Senior Management

Information on current members of the senior management is set out below:

					Remuneration before tax received from the Company in 2020 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
Name	Gender	Age	Position	Term			As at December 31, 2019	As at December 31, 2020
Sun Longde	M	58	Vice President	2007.06-	1,666	No	0	0
Li Luguang	M	58	Vice President	2018.06-	1,425	No	0	0
Tian Jinghui	M	58	Vice President	2015.11-	1,379	No	0	0
Chai Shouping	M	59	Chief Financial Officer, Secretary to the Board	2017.01-		No	0	0
Ling Xiao	M	57	Vice President	2017.12-	1,386	No	0	0
Yang Jigang	M	57	Vice President	2017.12-	1,379	No	0	0

Note: the total renumeration before tax for the persons above included the annually paid renumeration for the previous years received in 2020.

The abovementioned total renumeration before tax include salary, bonus, social insurance, housing provident fund, and annuity, etc.

Brief Biography of the Senior Management:

Sun Longde, aged 58, is a Vice President of the Company, and concurrently executive director of Daqing Oilfield Co., Ltd., the Party secretariat of Daqing Oilfield, and the executive director of Daqing Petroleum Administration Bureau Co., Ltd. Mr. Sun is a professor-level senior engineer and holds a doctorate degree. He is an academician of the Chinese Academy of Engineering. He has rich working experience in China’s oil and geological industry. He served as the manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, chief geologist and member of the Party committee of Tarim Petroleum Exploration & Development Headquarters from November 1997, deputy general manager and member of the Party committee of Tarim Oilfield Company from September 1999 and the general manager and Party secretariat of Tarim Oilfield Company from July 2002. Mr. Sun was appointed as a Vice President of the Company since June 2007. He was elected as an academician of the Chinese Academy of Engineering in December 2011. He concurrently served as the director of CNPC Consulting Centre from April 2014. Mr. Sun was appointed as the general manager of Science and Technology Management Department of the Company and the general manager of Science and Technology Management Department of CNPC in July 2015. From March 2016, he has concurrently served as the executive director and general manager of Daqing Oilfield Co., Ltd., director of Daqing Petroleum Administration Bureau and vice Party secretariat of Daqing Oilfield. From October 2018, he concurrently served as the executive director of Daqing Oilfield Co., Ltd., the Party secretariat of Daqing Oilfield, and the executive director of Daqing Petroleum Administration Bureau Co., Ltd.

Li Luguang, aged 58, is a Vice President of the Company, and concurrently the executive director and Party secretariat of the Exploration and Production Branch. As a professor-level senior engineer and a doctorate degree holder, Mr. Li has rich working experience in China petroleum industry. He served as the deputy general manager and Party member of Southwest Oil and Gas Field Branch from September 1999, the general manager

094	PETROCHINA COMPANY LIMITED

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

and vice Party secretariat of Southwest Oil and Gas Field Branch from September 2003, the general manager and Party secretariat of Southwest Oil and Gas Field Branch from November 2005, assistant to the general manager of CNPC from April 2014, concurrently as the general manager and vice secretariat of the Party committee of Tarim Oilfield Branch from October 2016, and the general manager and secretariat of the Party committee of Tarim Oilfield Branch from April 2017, the general manager and vice Party secretariat of Exploration and Production Branch from April 2018 and the vice president of the Company from June 2018. From October 2020, Mr. Li concurrently served as the executive director and secretary of the Party committee of the Exploration and Production Branch.

Tian Jinghui, aged 58, is a Vice President of the Company, and concurrently the Party secretariat and executive director of PetroChina International Co., Ltd., and the Chairman of China National United Oil Corporation. Mr. Tian is a professor-level senior economist with a master’s degree of business administration. He has rich experience in the oil and gas industry of the PRC. From May 1998, he was appointed as the leader of the Preparatory Group of Northwest Sales Company. He worked as the deputy general manager and member of the Party committee of Refining & Marketing Branch from December 1999, the deputy general manager, chief safety officer and member of the Party committee of Marketing Branch from November 2007. From June 2009, he assumed the position as the Party secretariat and deputy general manager of Marketing Branch. From August 2013, he has been the general manager and Party secretariat of Marketing Branch. Mr. Tian was appointed as Vice President of the Company in November 2015. From April 2017, Mr. Tian served concurrently as the general manager and vice Party secretariat of PetroChina Marketing Branch, the Party secretariat and executive director of PetroChina International Co., Ltd., and the chairman of China National United Oil Corporation.

Chai Shouping, aged 59, is currently the Chief Financial Officer and Secretary to the Board of the

Company, and concurrently the director of Secretariat of the Board. Mr. Chai is a professor-level senior accountant and holds a master’s degree. He has rich financial, operating, and managerial experience in the oil and gas industry of the PRC. From April 2002, he worked as the deputy general manager of the Finance Department of the Company. From September 2012, he served as the chief accountant and member of the Party committee of CNPC E&D (Overseas Exploration and Development branch), the deputy general manager and chief financial officer of CNPC E&D, the chief financial officer of PetroChina International Investment Company Limited. From March 2013, he served as the general manager of the Finance Department of the Company. Mr. Chai was appointed as the Chief Financial Officer of the Company in January 2017. From August 2020, Mr. Chai concurrently served as the director of the Secretariat of the Board. Since October 2020, Mr. Chai concurrently served as the Secretary of the Board.

Ling Xiao, aged 57, is a vice president of the Company. Mr. Ling is a professor-level senior engineer and holds a doctor’s degree. He has rich working experience in China’s petroleum industry. He worked as the vice director and member of the Party committee of Xinjiang Petroleum Administration Bureau from June 2001, the chairman and general manager of Western Pipeline Co., Ltd. from August 2004, concurrently as the Party secretariat of Western Pipeline Co., Ltd. from January 2005, the general manager and vice Party secretariat of Western Pipeline Branch from March 2009, the general manager and Party secretariat of West-East Gas Transmission Pipeline Branch and the general manager of West-East Gas Transmission Sales Branch from November 2013, the Party secretariat and deputy general manager of Natural Gas and Pipeline Branch and concurrently served as the deputy general manager of Natural Gas Sales Branch from March 2016, the Party secretariat and deputy general manager of Natural Gas Sales Branch (Natural Gas and Pipeline Branch), and the general manager and Party secretariat of PetroChina Pipeline Co., Ltd. from September 2016, the general manager and vice

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Party secretariat of Natural Gas Sales Branch (Natural Gas and Pipeline Branch), the chairman and secretary to the Party committee of PetroChina Pipeline Co., Ltd. and the chairman of Kunlun Energy Co., Ltd. from November 2017. Mr. Ling was appointed as a Vice President of the Company from December 2017. He concurrently served as the Party secretariat of the Natural Gas Sales Branch since October 2018.

Yang Jigang, aged 57, is a vice president of the Company, and concurrently serves as the Party secretariat and general manager of the Refining and Chemical Branch. Mr. Yang is a professor-level senior engineer and holds a master’s degree. He has rich working experience in China’s petroleum and petrochemical industry. He worked as the deputy general manager of Lanzhou Chemical Industry Company from August 1997, the chief engineer of CNPC Refining and Chemical Department from November 1998, member of the preparatory committee of Refining and Sales Branch from September 1999, the chief engineer and member of the Party committee of Refining and Sales Branch from December 1999, the deputy general manager, chief engineer and member of the Party committee of Chemical and Sales Branch from August 2000, the general manager and vice Party secretariat of Daqing Petrochemical Branch from May 2005, the Party secretariat and deputy general manager of Refining & Chemical Branch from December 2009, and the Party secretariat and general manager of Refining & Chemical Branch from November 2017. Mr. Yang was appointed as a Vice President of the Company from December 2017.

2. Change in Directors, Supervisors and the Senior Management

On January 19, 2020, Mr. Wang Yilin resigned as the Chairman and Director of the Company due to his age.

On March 9, 2020, the Company held the second meeting of the Board of Directors in 2020 and appointed Mr. Duan Liangwei as the President of the Company.

On March 25, 2020, the Company held the first extraordinary general meeting of shareholders in 2020 to elect Mr. Dai Houliang, Mr. Li Fanrong, and Mr. Lv Bo as Directors of the Company; on the same day, the Company held the third meeting of the Board of Directors in 2020 to elect Mr. Dai Houliang as the Chairman of the Company, and Mr. Li Fanrong was elected as the Vice Chairman of the Company.

On April 3, 2020, Mr. Wang Zhongcai resigned as the Vice President of the Company due to his age.

On June 11, 2020, Mr. Lin Boqiang and Mr. Zhang Biyi no longer held the position of independent directors of the Company due to regulatory limitation on term of office.

On June 11, 2020, the company held the 2019 Annual General Meeting of Shareholders. Mr. Liu Yuezhen and Mr. Duan Liangwei were elected as Directors of the Company; Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. were elected as the Independent Non-executive Directors of the Company; Mr. Xu Wenrong, Mr. Zhang Fengshan, Mr. Jiang Lifu, Mr. Lu Yaozhong, and Mr. Wang Liang were elected as Supervisors of the Company.

On June 11, 2020, Mr. Fu Suotang, Mr. Li Jiamin, Mr. Liu Xianhua, and Mr. Li Wendong were elected as the Supervisors of the Company appointed by its employee representatives after democratic election by the Company’s employee representatives.

On September 25, 2020, due to age, Mr. Wu Enlai resigned as Secretary of the Company’s Board of Directors.

On September 28, 2020, the Company held the second extraordinary general meeting of shareholders and elected Mr. Huang Yongzhang as the Director of the Company.

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On October 20, 2020, Mr. Lv Bo resigned as the Director of the Company.

On October 20, 2020, Mr. Xu Wenrong resigned as the Supervisor and the Chairman of the Supervisory Committee of the Company.

On October 29, 2020, the Company held the eighth meeting of the Board of Director of the Company in 2020 and appointed Mr. Chai Shouping as the Secretary to the Board of the Directors.

On November 5, 2020, the Company held the third extraordinary general meeting of shareholders, and Mr. Lv Bo was appointed as the Supervisor of the Company. On the same day, the Company held the seventh meeting of the Supervisory Committee and Mr. Lv Bo was appointed as the Chairman of the Supervisory Committee.

On March 25, 2021, Mr. Duan Liangwei resigned as the President of the Company and was re-designated to a Non-executive Director of the Company. On the Same day, Mr. Huang Yongzhang was appointed as the President of the Company and re-designated to an Executive Director of the Company.

3. Interests of Directors and Supervisors in the Share Capital of the Company

As at December 31, 2020, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code.

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4. Service Contracts of Directors and Supervisors

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

5. Interests of Directors and Supervisors in Contracts

None of the Directors, Supervisors or any entity related to the Directors and Supervisors had any material interest, either directly or indirectly, in any transaction, arrangement and contract of significance to which the Company or any of its subsidiaries was a party to during the year.

6. Permitted Indemnity Provisions

During the reporting period, the permitted indemnity provisions to the benefit of the Directors continued to be effective and the Company has arranged appropriate liability insurance for Directors, Supervisors and the senior management.

7. Remuneration Policy of the Senior Management

Each member of the senior management of the Company has entered into a performance agreement with the Company. The Company’s senior management remuneration policy links financial interests of the senior management with the Group’s operating results.

8. Employees of the Group

As at December 31, 2020, the Group had 432,003 employees (excluding 260,838 temporary and seasonal staff) and 256,235 retired staff.

The number of employees for each of the segment as of December 31, 2020 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Exploration and Production	249,643	57.78
Refining and Chemicals	132,703	30.72
Marketing	39,782	9.21
Natural Gas and Pipeline	4,356	1.01
Other*	5,519	1.28
Total	432,003	100.00

*	includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

The employee structure by profession as at December 31, 2020 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Administration	123,404	28.57
Technology	60,828	14.08
Technical operation	247,771	57.35
Total	432,003	100.00

098	PETROCHINA COMPANY LIMITED

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

The education levels of employees as at December 31, 2020 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Master and above	18,267	4.23
University	150,430	34.82
Polytechnic college	98,506	22.80
Technical secondary and below	164,800	38.15
Total	432,003	100.00

9. Employee Remuneration Policy

The Company has in place various equitable and competitive remuneration systems to cater for different positions. At regional companies, an annual salary system is adopted for the management, a positional wage system for supervisory, professional and technical positions and a positional skill-based wage system for operators and workers. In addition, subsidies are offered to those who possess more sophisticated technical and working skills. Each employee is remunerated according to the level of their job position, individual competence and contribution, and with changes in the relevant factors, such remuneration will also be adjusted in a timely manner.

10. Employee Welfare Plans

Details on employee welfare plans of the Company are set out in Note 34 to the financial statements prepared in accordance with IFRS in this annual report.

11. Employee Training

The Company has been consistently focused on employee training as an important means of achieving a robust company strategy based on talent. It serves to increase the calibre of its staff and its competitiveness and helps to build a harmonious enterprise. Employee training of the Company covers basic concepts, policies and regulations, knowledge required for a job position, safety awareness, cultural knowledge and technical skills as a fundamental basis. In practice, training revolves around four comprehensive programmes, namely, competences-building directed at the management, technical innovation at professional and technical staff, skill enhancement at operators and workers and internationalisation of talent. These training efforts are multi-dimensional and diversified in approaches, which can better cater to the Company’s development requirements and its needs for building high-calibre working teams.

12. Core Technical Teams and Key Technical Staff

No material changes occurred during the reporting period to the core technical teams and key technical staff of the Company (i.e. those other than Directors, Supervisors and Senior Management).

2020 ANNUAL REPORT	099

RELEVANT INFORMATION ON CORPORATE BONDS

RELEVANT INFORMATION ON
CORPORATE BONDS

1. Information on Corporate Bond Issued but Not Yet Overdue

(1) All the corporate bonds of the Company which have been issued and listed on the stock exchange but have not yet been due as at the approval date of the annual report include the 2012 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2012 Corporate Bonds (First Tranche)”) (10-year term and 15-year term), the 2013 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2013 Corporate Bonds (First Tranche)”) (10-year term), the 2016 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (First Tranche)”), the 2016 Corporate Bonds (Second Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (Second Tranche)”), and the 2016 Corporate Bonds (Third Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (Third Tranche)”), the details of which are set out as below:

Bond Name	Abbreviation	Code	Issue Date	Due Date	Bond Balance (RMB 100 million)	Rate (%)	Mode of Repayment	Stock Exchange for Listing
2012 Corporate Bond (First Tranche) (10- year term)	12 Petrochina 02	122210.SH	November 22, 2012	November 22, 2022	20	4.90	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2012 Corporate Bond (First Tranche) (15- year term)	12 Petrochina 03	122211.SH	November 22, 2012	November 22, 2027	20	5.04	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2013 Corporate Bond (First Tranche) (10- year term)	13 Petrochina 02	122240.SH	March 15, 2013	March 15, 2023	40	4.88	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bond (First Tranche) (5- year term)	16 Petrochina 01	136164.SH	January 19, 2016	January 19, 2021	88	3.03	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bond (First Tranche) (10- year term)	16 Petrochina 02	136165.SH	January 19, 2016	January 19, 2026	47	3.50	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bond (Second Tranche) (5- year term)	16 Petrochina 03	136253.SH	March 3, 2016	March 3, 2021	127	3.15	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange

100	PETROCHINA COMPANY LIMITED

RELEVANT INFORMATION ON CORPORATE BONDS

Bond Name	Abbreviation	Code	Issue Date	Due Date	Bond Balance (RMB 100 million)	Rate (%)	Mode of Repayment	Stock Exchange for Listing
2016 Corporate Bond (Second Tranche) (10- year term)	16 Petrochina 04	136254.SH	March 3, 2016	March 3, 2026	23	3.70	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bond (Third Tranche) (5- year term)	16 Petrochina 05	136318.SH	March 24, 2016	March 24, 2021	95	3.08	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bond (Third Tranche) (10- year term)	16 Petrochina 06	136319.SH	March 24, 2016	March 24, 2026	20	3.60	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange

(2) Subscribers

Qualified investors in accordance with laws and regulations

(3) Payment of interests

During the current reporting period, with regard to all the corporate bonds of the Company, interests were paid on schedule without any delay or inability in payment of interest and capital.

The interests of 2012 Corporate Bonds (First Tranche) formally started to accrue on November 22, 2012. Its first payment date was November 22, 2013 and its payment date within the current reporting period was November 22, 2020 (non-trading day, the actual payment occurred on November 23, 2020) in an amount of RMB198.8 million.

The interests of 2013 Corporate Bonds (First Tranche) formally started to accrue on March 15, 2013. Its first payment date was March 15, 2014 and its payment date within the current reporting period was March 15, 2020 (non-trading day, the actual payment occurred on March 16, 2020) in an amount of RMB195.2 million.

The interests of 2016 Corporate Bonds (First Tranche) formally started to accrue on January 19, 2016, and its first payment date was January 19, 2017. Its payment date within the current reporting period was January 19, 2020 (non-trading day, the actual payment occurred on January 20, 2020) in an amount of RMB431.14 million.

The interests of 2016 Corporate Bonds (Second Tranche) formally started to accrue on March 3, 2016, and its first payment date was March 3, 2017. Its payment date within the current reporting period was March 3, 2020 in an amount of RMB485.15 million.

The interests of 2016 Corporate Bonds (Third Tranche) for 2016 formally started to accrue on March 24, 2016, and its first payment date was March 24, 2017. Its payment date within the current reporting period was March 24, 2020 in an amount of RMB364.6 million.

The interests of 2017 Corporate Bonds (First Tranche) for 2017 formally started to accrue on August 18, 2017, and its first payment date was August 18, 2018. Its payment date within the current reporting period was August 18, 2020 in an amount of RMB2.086 billion.

2020 ANNUAL REPORT	101

RELEVANT INFORMATION ON CORPORATE BONDS

For other details of bonds of the Company and Company’s subsidiaries of 2020, please refer to Note 32 to the financial statements prepared under CAS in this annual report.

2. Relevant Information on the Bond Trustees and the Credit Rating Agency

(1) Bond Trustees

a. 2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche) and 2017 Corporate Bonds (First Tranche):

Bond Trustee: CITIC Securities Company Limited Legal Representative: Zhang Youjun

Contact Persons: Zhao Wei, Han Bing and Sun Xiaobo

Office Address: Citic Office Tower, 48 Liangmaqiao Road, Chaoyang District, Beijing

Tel.: 010-60836701

Fax: 010-60833504

b. 2016 Corporate Bonds (First Tranche):

Bond Trustee: China Galaxy Securities Company Limited

Legal Representative: Chen Gongyan

Contact Persons: Xu Jinjun, Zhang Fan, Yu Junqin

Office Address: Qinghai Finance Building, Building

No. 1, No. 8 Xiying Street, Fengtai District, Beijing

Tel.: 010-80927272

Fax: 010-80929023

c. 2016 Corporate Bonds (Second Tranche) and 2016 Corporate Bonds (Third Tranche):

Bond Trustee: CSC Financial Co., Ltd.

Legal Representative: Wang Changqing

Contact Persons: Du Meina, Ren Xianhao, Li Wenjie

Office Address: 2nd Floor, Tower B of Kaiheng Centre,

No.2 Chaonei Avenue, Dongcheng District, Beijing

Tel.: 010-85130656 010-65608354 010-86451097

Fax: 010-65608445

(2) Credit Rating Agency

2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche), 2016 Corporate Bonds (First Tranche), 2016 Corporate Bonds (Second Tranche), 2016 Corporate Bonds (Third Tranche) and 2017 Corporate Bonds (First Tranche):

Credit Rating Agency: China Lianhe Credit Rating Co., Ltd.

Legal Representative: Wan Huawei

Contact Persons: Wang Yue, Ren Guiyong, Luo Yi

Office Address: 17/Fl., PICC Building, 2 Jianguomenwai

Street, Chaoyang District, Beijing

Tel.: 010-85679696

Fax: 010-85679228

3. Use of Funds Raised By Issuing Corporate Bonds

As at the end of the current reporting period, the use of all funds raised via corporate bonds is basically consistent with the purpose, use plan and other matters as undertaken in the offering circular, and such funds have been used up.

Collection of funds raised by issuing corporate bonds and payment of principals and interests are made through the payment collection account or special account, and all accounts are under normal operation. Meanwhile, the Company formulated a plan for the use of funds raised via bonds and funds raised by issuing corporate bonds are used in accordance with the Company’s internal procedures on fund utilization and applicable agreements. Relevant business departments carried out strict inspections over the use of such funds to effectively ensure that all funds are used for their

102	PETROCHINA COMPANY LIMITED

RELEVANT INFORMATION ON CORPORATE BONDS

designated purposes, guarantee the smooth operation of the investment, use and audit of funds raised and ensure that the funds raised via bonds are used in accordance with the resolution of the Shareholders’ General Meeting and the purpose as disclosed in the offering circular.

4. Information on Follow-up Credit Rating of Bonds

In accordance with the relevant requirements of the regulatory authorities and China Lianhe Credit Rating Co., Ltd. (“Lianhe Credit”) in respect of follow-up credit rating, Lianhe Credit shall make a regular follow-up credit rating within two months upon the announcement of the Company’s annual audit report every year, but in any event no later than six months after the end of the date of each financial year, during the terms of all corporate bonds of the Company, and irregular follow-up credit ratings based on relevant circumstances during the terms of all corporate bonds of the Company. Lianhe Credit disclosed the Report on 2020 Follow-up Credit Rating on Corporate Bonds of PetroChina Company Limited, under which the follow-up rating of the Company is AAA, and rating outlook is stable. The venue of the above disclosure is Shanghai Stock Exchange. The Company would like to ask investors to pay close attention to the above.

During the current reporting period, there was no difference in credit rating by the credit rating agencies of other bonds and debt financing instruments issued by the Company in China.

5. Credit Enhancement Mechanism, Debt Repayment Plan and Safeguard Measures for Debt Repayment

During the current reporting period, the debt repayment plan and the safeguard measures for debt repayment are consistent with the provisions and relevant undertakings set out in the offering circular, without any change made thereto. In addition, we have opened special debt repayment account and withdrawn debt repayment funds in accordance with applicable rules.

CNPC provides credit guarantee for the 2012 Corporate Bonds (First tranche) and the 2013 Corporate Bonds (First tranche) of the Company. Please refer to the annual report disclosed by CNPC for the information about the guarantor.

There is no guarantee for 2016 Corporate Bonds (First Tranche), 2016 Corporate Bonds (Second Tranche), 2016 Corporate Bonds (Third Tranche) and 2017 Corporate Bonds (First Tranche).

6. Convening of Meetings of Bond Holders

During the current reporting period, the Company had no matters requiring the convening of a bond holders’ meeting and thus did not convene a bond holders’ meeting.

7. Performance of Duties by the Bond Trustees

During the current reporting period, the debt trustees performed the following duties in capacity of a debt trustee in accordance with the provisions of the Measures for Administration of Issue and Trading of Corporate Bonds and the Bond Trusteeship Agreement:

(1) pay continuous attention to the credit status of the Company and the guarantor as well as the implementation of the credit enhancement measures and the safeguard measures for debt repayment;

(2) supervise the use of the funds raised by the Company during the terms of bonds;

(3) carry out overall investigation and pay continuous

2020 ANNUAL REPORT	103

RELEVANT INFORMATION ON CORPORATE BONDS

attention to the solvency and the effectiveness of the credit enhancement measures of the Company, and announce a report on trusteeship affairs to the market at least once every year;

(4) continuously supervise the performance of the information disclosure obligation by the Company during the terms of the Company’s bonds.

There is no conflict of interest occurring to the trustees in performance of their duties.

As the bond trustee of 2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche) and 2017 Corporate Bonds (First Tranche), CITIC Securities Company Limited announced their 2019 trustee affairs reports to the market on April 8, 2020, and the venue of disclosure was Shanghai Stock Exchange.

As the bond trustee of 2016 Corporate Bonds (First Tranche), China Galaxy Securities Co., Ltd. announced their 2019 trustee affairs reports to the market on June 29, 2020, and the venue of disclosure was Shanghai Stock Exchange.

As the bond trustee of 2016 Corporate Bonds (Second Tranche) and 2016 Corporate Bonds (Third Tranche), CSC Financial Co., Ltd. announced their 2019 trustee affairs reports to the market on June 30, 2020, and the venue of disclosure was Shanghai Stock Exchange.

CITIC Securities Co., Ltd. continued to pay close attention to the Company’s major events, and announced their temporary trustee affairs report after the disposal and external investment concerning the pipeline business and assets, and the venue of disclosure was Shanghai Stock Exchange.

China Galaxy Securities Co., Ltd. continued to pay close attention to the Company’s major events, and announced their temporary trustee affairs report after the resignation of Director, the resignation of Directors, Vice Chairman and President, the resignation of Chairman, the appointment of Chairman and Vice Chairman of the Company, the resignation of Vice President and disposal and external investment concerning the pipeline business and assets, and the venue of disclosure was Shanghai Stock Exchange

CSC Financial Co., Ltd. continued to pay close attention to the Company’s major events, and announced their temporary trustee affairs report after the appointment of the Directors, Chairman and Vice Chairman of the Company, and disposal and external investment concerning the pipeline business and assets, and the venue of disclosure was Shanghai Stock Exchange.

104	PETROCHINA COMPANY LIMITED

RELEVANT INFORMATION ON CORPORATE BONDS

8. Major Accounting Data and Financial Indicators Relating to Corporate Bonds

Item	2020	2019
Earnings before interest, tax, depreciation and amortization (EBITDA) (RMB million)	281,108	345,469
Net cash flow from investing activities (RMB million)	(181,986)	(332,948)
Net cash flow from financing activities (RMB million)	(99,400)	(27,276)
Year-end balance of cash and cash equivalents (RMB million)	118,631	86,409
Liquidity ratio	0.80	0.71
Quick ratio	0.59	0.43
Asset-liability ratio (%)	45.07	47.15
EBITDA-debt ratio	0.76	0.74
Debt service coverage ratio	5.16	7.20
Cash debt service coverage ratio	21.22	24.46
EBITDA interest coverage ratio	17.55	18.60
Loan repayment ratio (%)	100	100
Interest coverage ratio (%)	100	100

Note:	Net cash flow from investing activities decreased by 45.3% as compared with the same period of last year, this was primarily due to the optimisation of investment scale and decease of capital expenditure according to the changes of oil price and the comprehensive effect of pipeline assets restructuring of the Group during the reporting period; net cash flow from financing activities increased by 264.4% as compared with the same period of last year, this was primarily due to the increase of repayment of borrowing during the reporting period; quick ratio increased by 37.2% as compared with the same period of last year, this was primarily due to the decrease of the closing balances of inventories compared with the opening balances of inventories.

9. Mortgage, Pledge, Seizure, Freezing, Conditional Realisation, Impossible Realisation, Impossible Use to Offset Debts and Other Situations and Arrangements under Which Rights Are Restricted Relating to Assets

As at the end of the current reporting period, there was no material restriction on the Company’s assets.

10. Payment of Interests on Other Bonds and Debt Financing Instruments

During the current reporting period, the interests on other bonds and debt financing instruments of the Company were paid on schedule, without any delay or inability in payment of interests and principals.

2020 ANNUAL REPORT	105

RELEVANT INFORMATION ON CORPORATE BONDS

11. Credit Granting by Bank, Use of Credit Facilities and Repayment of Bank Loans

The Company maintains a good long-term partnership with such financial institutions as banks, and has got a high credit line from banks, with a strong indirect debt financing capacity. As at the end of the current reporting period, the Company obtained credit facilities from financial institutions, totaling RMB473.12 billion, of which, the amount of RMB68.62 billion has been used, and the rest amounting to RMB404.5 billion remains unused.

During the current reporting period, the Company repaid bank loans on time, without loan extension or forgiveness.

12. Relevant Provisions or Undertakings Stated in the Offering Circular

The Company strictly complies with the provisions of the Bond Trusteeship Agreement and the bond terms relating to each tranche under the relevant bonds and performs relevant undertakings.

13. Material Matters

During the current reporting period, no material matters as set forth in Article 45 of the Measures for Administration of Issue and Trading of Corporate Bonds occurred to the Company.

106	PETROCHINA COMPANY LIMITED

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

INFORMATION ON CRUDE OIL AND
NATURAL GAS RESERVES

The following table sets forth the Company’s estimated proved reserves and proved developed reserves as at December 31, 2018, 2019 and 2020, among which approximately 54% of the proved reserve as at December 31 2020, 54% of the proved reserve as at December 31 2019 and 33% of the proved reserves as at December 31 2018 are formulated on the basis of the self-assessment results prepared by the Company, and the remaining reserves as at December 31, 2018, 2019 and 2020 are formulated on the basis of assessment results prepared by DeGolyer and MacNaughton, McDaniel & Associates, Ryder Scott and GLJ, each an independent engineering consultancy company.

	Crude Oil and Condensate (million barrels)	Natural Gas (billion cubic feet)	Combined (million barrels of oil equivalent)
Proved Developed and Undeveloped Reserves
The group
Reserves as of December 31, 2018 (the basis date)	7,640.8	76,467.0	20,385.3
Revisions of previous estimates	(49.7)	(765.6)	(177.1)
Extensions and discoveries	480.6	4,442.6	1,221.0
Improved recovery	90.9		90.9
Production for the year	(909.3)	(3,908.0)	(1,560.8)
Reserves as of December 31, 2019 (the basis date)	7,253.3	76,236.0	19,959.3
Revisions of previous estimates	(1,553.1)	(595.3)	(1,652.2)
Extensions and discoveries	385.2	4,976.1	1,214.6
Improved recovery	107.7	-	107.7
Purchased	15.0	106.9	32.8
Sold	(80.2)	(65.6)	(91.1)
Production for the year	(921.8)	(4,221.0)	(1,625.5)
Reserves as of December 31, 2020 (the basis date)	5,206.1	76,437.1	17,945.6
Proved Developed Reserves
As of December 31, 2018 (the basis date)	5,843.1	40,128.2	12,531.1
Including: Domestic	5,203.4	38,433.2	11,609.0
Overseas	639.7	1,695.0	922.1
As of December 31, 2019 (the basis date)	5,473.8	39,869.6	12,118.7
Including: Domestic	4,840.0	38,376.3	11,236.0
Overseas	633.8	1,493.3	882.7
As of December 31, 2020 (the basis date)	4,653.6	42,076.7	11,666.4
Including: Domestic	3,987.0	40,732.3	10,775.8
Overseas	666.6	1,344.4	890.6
Proved Undeveloped Reserves
As of December 31, 2018 (the basis date)	1,797.7	36,338.8	7,854.2
Including: Domestic	1,626.4	36,046.9	7,634.2
Overseas	171.3	291.9	220.0
As of December 31, 2019 (the basis date)	1,779.5	36,366.4	7,840.6
Including: Domestic	1,659.8	36,156.8	7,686.0
Overseas	119.7	209.6	154.6
As of December 31, 2020 (the basis date)	552.5	34,360.4	6,279.2
Including: Domestic	387.9	34,062.0	6,064.9
Overseas	164.6	298.4	214.3
Investment calculated by the equity method
Share of proved developed and undeveloped reserves of affiliates and joint ventures
December 31 2018	321.4	429.4	392.9
December 31 2019	287.1	393.6	352.7
December 31 2020	195.5	362.7	256.0

Note: Crude oil and condensate reserves contained 88.2 million barrels of NGL in 2020.

2020 ANNUAL REPORT	107

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

As at December 31, 2020, the aggregate of proved developed and undeveloped reserves of the Group and its affiliate companies and joint ventures calculated by the equity method is 18.202 billion barrels of oil equivalent (as at December 31, 2019: 20.312 billion barrels of oil equivalent), of which crude oil and condensate are 5.402 billion barrels (as at December 31, 2019: 7.540 billion barrels), natural gas is 76,799.8 billion cubic feet (as at December 31, 2019: 76,629.6 billion cubic feet).

The number of wells drilled or participated in drilling during the specified period the results of the drilling are set out as follow:

Year		Daqing	Xinjiang	Changqing	Other(1)	Total
2018	The net number of new exploration wells (2)	231	130	885	532	1,778
	Crude oil	207	100	503	299	1,109
	Natural gas	15	11	65	89	180
	Dry well(3)	9	19	317	144	489
	The net number of new development wells (2)	3,421	1,630	6,233	3,893	15,177
	Crude oil	3,398	1,619	4,086	2,990	12,093
	Natural gas	16	11	2,098	885	3,010
	Dry well(3)	7	0	49	18	74
2019	The net number of new exploration wells (2)	211	157	584	627	1,579
	Crude oil	195	148	359	381	1,083
	Natural gas	2	9	49	109	169
	Dry well(3)	14		176	137	327
	The net number of new development wells (2)	3,008	1,274	5,948	4,273	14,503
	Crude oil	2,990	1,270	4,319	3,243	11,822
	Natural gas	12	4	1,586	1,007	2,609
	Dry well(3)	6		43	23	72
2020	The net number of new exploration wells (2)	166	151	661	561	1,539
	Crude oil	142	120	380	356	998
	Natural gas	9	9	53	73	144
	Dry well(3)	15	22	228	132	397
	The net number of new development wells (2)	3,264	1,048	4,630	3,121	12,063
	Crude oil	3,240	1,040	3,082	2,406	9,768
	Natural gas	11	8	1,512	701	2,232
	Dry well(3)	13		36	14	63

Notes:	(1)	represents Liaohe, Jilin, North China, Dagang, Sichuan, Tarim, Turpan Hami, Qinghai, Jidong, Yumen, Zhejiang and southern oil region.
	(2)	“net well” means wells which have deducted the interests of other parties. Other parties do not have any interest in any wells owned by the Company.
	(3)	“dry well” means wells which are not sufficient for commercial production.

108	PETROCHINA COMPANY LIMITED

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

Internal Control over the Estimates of Reserves

The Company has set up the Reserve Evaluation Leading Group under which the Vice President responsible for the upstream operation of the Company serves as the Director of the Group.

The Company promoted the qualification certification management of oil and gas reserve evaluation and audit personnel, and has set up a team of reserve valuers and auditors covering the headquarters and companies in various regions which is responsible for reserve valuing and auditing for the Company. Meanwhile, a specialised Reserve Administration Department is set up under the Exploration and Production segment of the Company. The managerial personnel and staff of such department possess on average more than 20 years of professional technical experience and a considerable number of years of experience in conducting reserve estimation SEC Standards in the oil industry, and all of them are qualified as the national certified professionals specialising in handling reserves matters. Reserve Management Committees and multi-disciplinary Reserve Research Institutes have been set up at various regional companies. Technical professional in charge of the reserve evaluation of the Company is Mr. Duan Xiaowen, member of the Reserve Administration Department of the Exploration and

Production segment. Mr. Duan holds a bachelor’s degree in petroleum geology and an MBA degree. He has more than 25 years of working experience in the field of the exploration and development of oil and gas and has been engaging in the reserve evaluation and management for a long period of time. Since 2008, he has been involved in the technical supervision of reserves evaluation and, since 2016, has been the key technical professional in charge of monitoring the preparations for conducting reserve evaluation of the Company and of handling the technical and management works regarding evaluation of the oil and gas reserves. Reserve Research Institutes in various regions are responsible for calculating the newly discovered reserves and updating the estimates of the existing reserves. The evaluation results are subject to a two-level review by the regional companies and the Exploration and Production branches, and will be finally determined by the Reserve Evaluation Leading Group of the Company.

At the same time, the Company retains a third party independent evaluator who will, in accordance with the SEC Standards prescribed, conduct an independent evaluation or audit of the proved reserves derived from the annual evaluation conducted by the Company. The proved reserves evaluated or audited by the third party will be disclosed in accordance with the SEC requirements.

2020 ANNUAL REPORT	109

AUDITOR’S REPORT

All Shareholders of PetroChina Company Limited:

Opinion

We have audited the accompanying financial statements of PetroChina Company Limited (“the Company”), which comprise the consolidated and company balance sheets as at 31 December 2020, the consolidated and company income statements, the consolidated and company cash flow statements, the consolidated and company statements of changes in shareholders’ equity for the year then ended, and notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company financial position of the Company as at 31 December 2020, and the consolidated and company financial performance and the consolidated and company cash flows of the Company for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China.

Basis for Opinion

We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants(“CSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the China Code of Ethics for Certified Public Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

110	PETROCHINA COMPANY LIMITED

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Assessment of impairment of oil and gas properties

Refer to Note 4 (11) Oil and natural gas properties, (16) Impairment of non-current assets and (31)(b)Estimation of impairment of fixed assets and oil and gas properties of Principal accounting policies and accounting estimates and Note 17 Oil and natural gas properties to the financial statements

The Key Audit Matter	How the matter was addressed in our audit

Oil and gas properties of the Company and its subsidiaries (the “Group”) as included in property, plant and equipment amounted to Renminbi (“RMB”) 813,888 million as at December 31, 2020 and the impairment losses recognized for oil and gas properties for the year ended December 31, 2020 were RMB 13,908 million.

The Group allocates oil and gas properties to separately identifiable cash-generating units (“CGUs”) and reviews these CGUs for possible impairment by considering events or changes in circumstances indicating that their carrying amounts may not be recoverable. Such events and changes in circumstances include the economic impact on these CGUs resulting from lower oil and gas prices, higher production costs and decline in oil and gas reserve volumes as estimated by the reserves specialists in accordance with recognized industry standards.

For those CGUs where an impairment indicator is identified, the Group compares the carrying amount of individual CGU with its recoverable amount, which is estimated by calculating the value in use using a discounted cash flow forecast, to determine the impairment loss to be recognized, if any.

The primary procedures we performed to address this key audit matter included the following:

●    tested certain internal controls over the processes for impairment assessment of oil and gas properties;

●    evaluated the Group’s identification of CGUs, allocation of assets to those CGUs and identification of impairment indicators;

●    assessed the competence, capabilities and objectivity of the Group’s reserves specialists and evaluated the methodology adopted by them in estimating the oil and gas reserves against the recognized industry standards;

●    evaluated the future selling prices for crude oil and natural gas used in the discounted cash flow forecasts by comparing them with the Group’s business plans and forecasts by external analysts;

●    evaluated the future production costs and future production profiles used in the discounted cash flow forecasts by comparing them with oil and gas reserves reports issued by the reserves specialists;

2020 ANNUAL REPORT	111

AUDITOR’S REPORT (continued)

Key Audit Matters (continued)

Assessment of impairment of oil and gas properties (continued)
Refer to Note 4 (11) Oil and natural gas properties, (16) Impairment of non-current assets and (31)(b)Estimation of impairment of fixed assets and oil and gas properties of Principal accounting policies and accounting estimates and Note 17 Oil and natural gas properties to the financial statements
The Key Audit Matter	How the matter was addressed in our audit
We identified assessment of impairment of oil and gas properties as a key audit matter because the recoverable amounts of these CGUs are sensitive to the changes to future selling prices and production costs for crude oil and natural gas; future production profiles; and discount rates and therefore a higher degree of subjective auditor judgment was required to evaluate the Group’s impairment assessment of oil and gas properties.

●    involved our internal professionals with skills and knowledge on valuation to assist us in assessing the discount rates applied in the discounted cash flow forecasts against a discount rate range that was independently developed using publicly available market data for comparable companies in the same industry; and

●    compared the actual results for the current year with the Group’s forecasts prepared in the prior year to assess the historical accuracy of the Group’s forecasting process.

112	PETROCHINA COMPANY LIMITED

AUDITOR’S REPORT (continued)

Other Information

The Company’s management is responsible for the other information. The other information comprises all the information included in 2020 annual report of the Company, other than the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the Accounting Standards for Business Enterprises, and for the design, implementation and maintenance of such internal control necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

2020 ANNUAL REPORT	113

AUDITOR’S REPORT (continued)

Auditor’s Responsibilities for the Audit of the Financial Statements (continued)

As part of an audit in accordance with the CSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

114	PETROCHINA COMPANY LIMITED

AUDITOR’S REPORT (continued)

Auditor’s Responsibilities for the Audit of the Financial Statements (continued)

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matter that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG Huazhen LLP	Certified Public Accountants
Registered in the People’s Republic of China

Yang Jie (Engagement Partner)

Beijing, China	He Shu

March 25, 2021

2020 ANNUAL REPORT	115

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
ASSETS	Notes	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	7	145,950	110,665	42,787	6,636
Accounts receivable	8	52,325	64,184	8,412	10,072
Receivables financing	9	8,076	7,016	2,830	2,538
Advances to suppliers	10	21,626	17,038	8,861	6,980
Other receivables	11	26,834	21,199	14,738	8,997
Inventories	12	128,539	181,921	77,813	117,757
Assets held for sale	13	42,615	-	-	-
Other current assets		60,802	64,890	44,614	47,565
Total current assets		486,767	466,913	200,055	200,545
Non-current assets
Investments in other equity instruments	14	910	930	427	437
Long-term equity investments	15	250,698	102,165	451,677	402,584
Fixed assets	16	415,988	703,414	264,241	347,649
Oil and gas properties	17	813,888	831,814	598,665	599,230
Construction in progress	18	222,215	247,996	142,470	158,823
Right-of-use assets	57	144,338	189,632	66,765	107,852
Intangible assets	19	86,101	84,832	65,841	64,530
Goodwill	20	8,125	42,808	30	-
Long-term prepaid expenses	21	11,869	10,258	8,980	8,198
Deferred tax assets	34	11,364	24,259	2,008	14,725
Other non-current assets		36,137	28,169	13,524	10,571
Total non-current assets		2,001,633	2,266,277	1,614,628	1,714,599
TOTAL ASSETS		2,488,400	2,733,190	1,814,683	1,915,144

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

116	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2020(CONTINUED)

(All amounts in RMB millions unless otherwise stated)

		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	23	41,354	70,497	25,923	66,027
Notes payable	24	19,313	13,153	18,203	12,046
Accounts payable	25	220,318	260,102	99,276	102,780
Contracts liabilities	26	91,477	82,490	59,877	54,014
Employee compensation payable	27	8,649	10,169	6,559	7,931
Taxes payable	28	63,724	67,382	45,769	42,779
Other payables	29	56,250	34,699	74,496	60,291
Liabilities held for sale	13	9,956	-	-	-
Current portion of non-current liabilities	30	81,769	92,879	64,745	36,799
Other current liabilities		12,608	30,048	1,791	25,882
Total current liabilities		605,418	661,419	396,639	408,549
Non-current liabilities
Long-term borrowings	31	160,140	174,411	68,829	110,717
Debentures payable	32	91,239	116,471	87,000	113,000
Lease liabilities	57	122,644	164,143	47,983	85,449
Provisions	33	114,819	137,935	81,941	95,643
Deferred tax liabilities	34	16,390	21,418	-	-
Other non-current liabilities		10,865	12,815	5,496	6,511
Current portion of non-current		516,097	627,193	291,249	411,320
Total liabilities		1,121,515	1,288,612	687,888	819,869
Shareholders’ equity
Share capital	35	183,021	183,021	183,021	183,021
Capital surplus	36	127,222	127,314	127,044	127,845
Special reserve		10,810	12,443	4,708	6,513
Other comprehensive income	54	(32,128)	(27,756)	455	979
Surplus reserves	37	203,557	197,282	192,465	186,190
Undistributed profits	38	722,939	738,124	619,102	590,727
Equity attributable to equity holders of the Company		1,215,421	1,230,428	1,126,795	1,095,275
Non-controlling interests	39	151,464	214,150	-	-
Total shareholders’ equity		1,366,885	1,444,578	1,126,795	1,095,275
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,488,400	2,733,190	1,814,683	1,915,144

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

2020 ANNUAL REPORT	117

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

		2020	2019	2020	2019
Items	Notes	The Group	The Group	The Company	The Company
Operating income	40	1,933,836	2,516,810	1,097,522	1,363,878
Less: Cost of sales	40	(1,546,604)	(2,002,403)	(858,403)	(1,053,994)
Taxes and surcharges	41	(194,904)	(226,905)	(153,214)	(174,410)
Selling expenses	42	(71,476)	(74,108)	(49,707)	(50,879)
General and administrative expenses	43	(55,315)	(61,757)	(33,558)	(38,053)
Research and development expenses	44	(15,746)	(15,666)	(11,748)	(11,635)
Finance expenses	45	(24,304)	(27,816)	(20,781)	(20,791)
Including: Interest expenses		26,528	30,409	20,484	20,834
Interest income		3,023	3,631	558	666
Add: Other income	46	9,889	11,267	6,976	8,392
Investment income	47	51,845	8,867	114,412	26,616
Including: Income from investment in associates and joint ventures		3,533	8,229	5,314	4,108
Credit (losses)/ reversal	48	(341)	1,378	(143)	1,461
Asset impairment losses	49	(23,520)	(14,712)	(13,110)	(7,267)
Gains on asset disposal	50	1,423	565	1,302	589
Operating profit		64,783	115,520	79,548	43,907
Add: Non-operating income	51	4,109	4,971	3,206	4,242
Less: Non-operating expenses	51	(12,823)	(17,278)	(7,526)	(11,845)
Profit before taxation		56,069	103,213	75,228	36,304
Less: Taxation	52	(22,588)	(36,203)	(12,483)	(5,938)
Net profit		33,481	67,010	62,745	30,366
Classified by continuity of operations:
Net profit from continuous operation		33,481	67,010	62,745	30,366
Net profit from discontinued operation		-	-	-	-
Classified by ownership:
Shareholders of the Company		19,002	45,677	62,745	30,366
Non-controlling interests		14,479	21,333	-	-
Other comprehensive income, net of tax		(11,130)	8,930	(524)	474
Other comprehensive income (net of tax) attributable to equity holders of the Company		(4,372)	4,641	(524)	474
(1) Item that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments		(22)	96	(10)	40
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method		(441)	417	(514)	434
Translation differences arising from translation of foreign currency financial statements		(3,909)	4,128	-	-
Other comprehensive income (net of tax) attributable to non-controlling interests		(6,758)	4,289	-	-
Total comprehensive income		22,351	75,940	62,221	30,840
Attributable to:
Equity holders of the Company		14,630	50,318	62,221	30,840
Non-controlling interests		7,721	25,622	-	-
Earnings per share
Basic earnings per share (RMB Yuan)	53	0.10	0.25	0.34	0.17
Diluted earnings per share (RMB Yuan)	53	0.10	0.25	0.34	0.17

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

118	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

		2020	2019	2020	2019
Items	Notes	The Group	The Group	The Company	The Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services		2,193,695	2,865,719	1,232,032	1,545,934
Cash received relating to other operating activities		15,376	14,984	11,293	31,336
Sub-total of cash inflows		2,209,071	2,880,703	1,243,325	1,577,270
Cash paid for goods and services		(1,414,729)	(1,954,120)	(704,419)	(991,961)
Cash paid to and on behalf of employees		(150,474)	(156,287)	(109,365)	(114,806)
Payments of various taxes		(269,761)	(340,449)	(190,333)	(233,282)
Cash paid relating to other operating activities		(55,532)	(70,237)	(47,658)	(40,755)
Sub-total of cash outflows		(1,890,496)	(2,521,093)	(1,051,775)	(1,380,804)
Net cash flows from operating activities	56(a)	318,575	359,610	191,550	196,466
Cash flows from investing activities
Cash received from disposal of investments		3,633	15,081	16,936	15,015
Cash received from returns on investments		7,310	7,725	21,246	24,774
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		1,269	2,088	726	1,882
Net cash received from disposal of subsidiaries and other business units	56(d)	82,767	105	80,588	66
Sub-total of cash inflows		94,979	24,999	119,496	41,737
Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(256,727)	(326,762)	(167,375)	(228,513)
Cash paid to acquire investments		(20,238)	(31,185)	(23,053)	(24,801)
Sub-total of cash outflows		(276,965)	(357,947)	(190,428)	(253,314)
Net cash flows used for investing activities		(181,986)	(332,948)	(70,932)	(211,577)
Cash flows from financing activities
Cash received from capital contributions		613	2,640	-	-
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries		613	2,640	-	-
Cash received from borrowings		989,492	836,458	306,501	344,651
Sub-total of cash inflows		990,105	839,098	306,501	344,651
Cash repayments of borrowings		(1,017,662)	(785,751)	(344,847)	(284,931)
Cash payments for interest expenses and distribution of dividends or profits		(59,042)	(61,759)	(41,744)	(42,623)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests		(14,264)	(14,245)	-	-
Capital reduction of subsidiaries		(5)	(182)	-	-
Cash payments relating to other financing activities		(12,796)	(18,682)	(7,498)	(10,459)
Sub-total of cash outflows		(1,089,505)	(866,374)	(394,089)	(338,013)
Net cash flows (used for)/ from financing activities		(99,400)	(27,276)	(87,588)	6,638
Effect of foreign exchange rate changes on cash and cash equivalents		(4,967)	1,069	-	-
Net Increase/(decrease) in cash and cash equivalents	56(b)	32,222	455	33,030	(8,473)
Add: Cash and cash equivalents at the beginning of the period		86,409	85,954	4,636	13,109
Cash and cash equivalents at the end of the period	56(c)	118,631	86,409	37,666	4,636

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

2020 ANNUAL REPORT	119

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF

CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company
									Total
Items	Share capital	Capital surplus	Special reserve	Other comprehen- sive income	Surplus reserves	Undistributed profits	Sub-total	Non- controlling interests	share- holders’ equity
Balance at January 1, 2019	183,021	129,199	13,831	(32,397)	194,245	726,168	1,214,067	195,109	1,409,176
Changes in the year of 2019
Total comprehensive income	-	-	-	4,641	-	45,677	50,318	25,622	75,940
Special reserve-safety fund reserve
Appropriation	-	-	6,095	-	-	-	6,095	265	6,360
Utilisation	-	-	(7,483)	-	-	-	(7,483)	(195)	(7,678)
Profit distribution
Appropriation to surplus reserves	-	-	-	-	3,037	(3,037)	-	-	-
Distribution to shareholders	-	-	-	-	-	(30,684)	(30,684)	(14,279)	(44,963)
Other equity movement
Equity transaction with non-controlling interests	-	(2,007)	-	-	-	-	(2,007)	938	(1,069)
Capital contribution from non-controlling interests	-	120	-	-	-	-	120	6,647	6,767
Disposal of subsidiaries	-	-	-	-	-	-	-	(50)	(50)
Other	-	2	-	-	-	-	2	93	95
Balance at December 31, 2019	183,021	127,314	12,443	(27,756)	197,282	738,124	1,230,428	214,150	1,444,578

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

120	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF

CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020(CONTINUED)

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company
									Total
Items	Share capital	Capital surplus	Special reserve	Other comprehen- sive income	Surplus reserves	Undistributed profits	Sub-total	Non- controlling interests	share- holders’ equity
Balance at January 1, 2020	183,021	127,314	12,443	(27,756)	197,282	738,124	1,230,428	214,150	1,444,578
Changes in the year of 2020
Total comprehensive income	-	-	-	(4,372)	-	19,002	14,630	7,721	22,351
Special reserve-safety fund reserve
Appropriation	-	-	5,952	-	-	-	5,952	343	6,295
Utilisation	-	-	(7,585)	-	-	-	(7,585)	(215)	(7,800)
Profit distribution
Appropriation to surplus reserves	-	-	-	-	6,275	(6,275)	-	-	-
Distribution to shareholders	-	-	-	-	-	(28,078)	(28,078)	(14,827)	(42,905)
Other equity movement
Equity transaction with non-controlling interests		-	-	-	-	-	-	(2)	(2)
Capital contribution from non-controlling interests	-	2	-	-	-	-	2	823	825
Acquisition of subsidiaries	-	1	-	-	-	-	1	1,186	1,187
Disposal of subsidiaries	-	-	-	-	-	-	-	(57,914)	(57,914)
Other	-	(95)	-	-	-	166	71	199	270
Balance at December 31, 2020	183,021	127,222	10,810	(32,128)	203,557	722,939	1,215,421	151,464	1,366,885

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

2020 ANNUAL REPORT	121

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

COMPANY STATEMENT OF

CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Other comprehen- sive income	Surplus reserves	Undistributed profits	Total share- holders’ equity
Balance at January 1, 2019	183,021	127,859	7,373	505	183,153	594,169	1,096,080
Changes in the year of 2019
Total comprehensive income	-	-	-	474	-	30,366	30,840
Special reserve-safety fund reserve
Appropriation	-	-	4,089	-	-	-	4,089
Utilisation	-	-	(4,949)	-	-	-	(4,949)
Profit distribution
Appropriation to surplus reserves	-	-	-	-	3,037	(3,037)	-
Distribution to shareholders	-	-	-	-	-	(30,684)	(30,684)
Other	-	(14)	-	-	-	(87)	(101)
Balance at December 31, 2019	183,021	127,845	6,513	979	186,190	590,727	1,095,275
Balance at January 1, 2020	183,021	127,845	6,513	979	186,190	590,727	1,095,275
Changes in the year of 2020
Total comprehensive income	-	-	-	(524)	-	62,745	62,221
Special reserve-safety fund reserve
Appropriation	-	-	2,006	-	-	-	2,006
Utilisation	-	-	(3,811)	-	-	-	(3,811)
Profit distribution
Appropriation to surplus reserves	-	-	-	-	6,275	(6,275)	-
Distribution to shareholders	-	-	-	-	-	(28,078)	(28,078)
Other	-	(801)	-	-	-	(17)	(818)
Balance at December 31, 2020	183,021	127,044	4,708	455	192,465	619,102	1,126,795

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

122	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

1 COMPANY BACKGROUND

Petro China Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by 中国石油天然气集团公司 (China National Petroleum Corporation (“CNPC”)) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中国石油天然气集团公司 was renamed 中国石油天然气集团有限公司 (“CNPC”before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).

The financial statements were approved by the Board of Directors on March 25, 2021.

2 BASIS OF PREPARATION

The financial statements of the Group are prepared in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”). The financial statements have been prepared on the going concern basis.

3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

The consolidated and the Company’s financial statements for the year ended December 31, 2020 truly and completely present the financial position of the Group and the Company as of December 31, 2020 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.

These financial statements also comply with the disclosure requirements of the financial statements and notes of “Regulation on the Preparation of Information Disclosures by Companies Issuing Securities, No.15: General Requirements for Financial Reports” as revised by the China Securities Regulatory Commission (“CSRC”) in 2014.

2020 ANNUAL REPORT	123

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

4	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1)	Accounting Period

The accounting period of the Group starts on January 1 and ends on December 31.

(2)	Operating Cycle

The Company takes the period from the exploration or acquisition of the crude oil, natural gas and other assets for exploring, transporting and processing and etc. to their realisation in cash and cash equivalent as a normal operating cycle.

(3)	Recording Currency

The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.

(4)	Measurement Properties

Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.

(5)	Foreign Currency Translation

(a) Foreign currency transactions

Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(b) Translation of financial statements represented in foreign currency

Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings and the translation differences in other comprehensive income. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as other comprehensive income. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

124	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

(6) Cash and Cash Equivalents

Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(7) Financial Instrument

Financial instruments include cash at bank and on hand, equity securities other than those classified as long-term equity investments, accounts receivables, accounts payables, borrowings, debentures payable and share capital, etc.

(a) Recognition and initial measurement of financial assets and financial liabilities

A financial asset or financial liability is recognised in the balance sheet when the Group becomes a party to the contractual provisions of a financial instrument.

A financial asset (unless it is an accounts receivable without a significant financing component) and financial liability is measured initially at fair value. For financial assets and financial liabilities at fair value through profit or loss, any related directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any related directly attributable transaction costs are included in their initial costs. A trade receivable, without significant financing component or practical expedient applied for one year or less contracts is initially measured at the transaction price according to Note 4(22).

(b) Classification and subsequent measurement of financial assets

(i) Classification of the financial assets held by the Group

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. On initial recognition, a financial asset is classified as measured at amortised cost, at fair value through other comprehensive income (“FVOCI”), or at fair value through profit or loss (“FVTPL”).

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to collect contractual cash flows;

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

2020 ANNUAL REPORT	125

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets;

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to designate it as a financial assets at FVOCI. This election is made on an investment-by-investment basis, and from the perspective of the issuer, related investment is in line with the definition of equity instruments.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL.

The business model in which a financial asset is managed refers to how the Group manages its financial assets in order to generate cash flows. That is, the Group’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets, or both. The Group determines the business model for managing financial assets according to the facts and based on the specific business objectives for the managing the financial assets determined by the Group’s key management personnel.

In assessing whether the contractual cash flows are solely payments of principal and interest on the principal amount outstanding, the Group considers the contractual cash flow characteristics of the instrument. For the purposes of this assessment, “principal” is defined as the fair value of the financial assets at initial recognition. “Interest” is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Group also assesses whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

(ii) Subsequent measurement of the financial assets

● Financial assets at FVTPL:

These financial assets are subsequently measured at fair value. Gains and losses, including any interest or dividend income, are recognised in profit or loss, unless the financial assets are a part of hedging relationship.

● Financial assets measured at amortised cost:

These assets are subsequently measured at amortised cost using the effective interest method. Gains or losses on financial assets that are measured at amortised cost and are not a part of any hedging relationship shall be recognised in profit or loss when the financial asset is derecognised, reclassified, through the amortisation process or in order to recognise impairment gains or losses.

126	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

● Debt investments at FVOCI:

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognised in profit or loss. Other gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

● Equity investments at FVOCI:

These assets are subsequently measured at fair value. Dividends are recognised in profit or loss. Other gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to retained earnings.

(c) Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as measured at FVTPL or amortised cost.

● Financial liabilities at FVTPL:

A financial liability is classified as at FVTPL if it is classified as held-for-trading (including derivative financial liability) or it is designated as such on initial recognition.

Financial liabilities at FVTPL are subsequently measured at fair value and gains and losses, including any interest expense, are recognised in profit or loss, unless the financial liabilities are part of a hedging relationship.

● Financial liabilities at amortised cost:

Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

(d) Offsetting

Financial assets and financial liabilities are generally presented separately in the balance sheet, and are not offset. However, a financial asset and a financial liability are offset and the net amount is presented in the balance sheet when both of the following conditions are satisfied:

● the Group currently has a legally enforceable right to set off the recognised amounts;

● the Group intends either to settle on a net basis, or to realise the financial asset and settle the financial liability simultaneously.

2020 ANNUAL REPORT	127

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

(e) Derecognition of financial assets and financial liabilities

Financial asset is derecognised when one of the following conditions is met:

● the Group’s contractual rights to the cash flows from the financial asset expire;

● the financial asset has been transferred and the Group transfers substantially all of the risks and rewards of ownership of the financial asset; or

● the financial asset has been transferred, although the Group neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, it does not retain control over the transferred asset.

Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognised in profit or loss:

● the carrying amount of the financial asset transferred measured at the date of derecognition;

● the sum of the consideration received from the transfer and, when the transferred financial asset is a debt investment at FVOCI, any cumulative gain or loss that has been recognised directly in other comprehensive income for the part derecognised.

The Group derecognises a financial liability (or part of it) only when its contractual obligation (or part of it) is extinguished.

(f) Impairment

The Group recognises loss allowances for expected credit loss (“ECL”) on financial assets measured at amortised cost , contract assets and debt investments measured at FVOCI.

Financial assets measured at fair value, including debt investments or equity investments at FVTPL, equity investments designated at FVOCI and derivative financial assets, are not subject to the ECL assessment.

(i) Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period (including extension options) over which the group is exposed to credit risk.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the balance sheet date (or a shorter period if the expected life of the instrument is less than 12 months).

128	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the balance sheet date.

Except for trade receivables and contract assets, the Group measures loss allowance at an amount equal to 12-month ECL for the following financial instruments that have low credit risk for which credit risk has not increased significantly since initial recognition, and at an amount equal to lifetime ECL for trade receivables and contract assets.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort, including forward-looking information.

(ii) Financial instruments that have low credit risk

The credit risk on a financial instrument is considered low if the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

(iii) Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the balance sheet date with that assessed at the date of initial recognition.

(iv) Credit-impaired financial assets

At each balance sheet date, the Group assesses whether financial assets carried at amortised cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the borrower or issuer;

●	a breach of contract, such as a default or delinquency in interest or principal payments;

●	for economic or contractual reasons relating to the borrower’s financial difficulty, the Group having granted to the borrower a concession that would not otherwise consider;

●	it is probable that the borrower will enter bankruptcy or other financial reorganisation; or

●	the disappearance of an active market for that financial asset because of financial difficulties.

2020 ANNUAL REPORT	129

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

(v) Presentation of allowance for ECL

ECLs are remeasured at each balance sheet date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI, for which the loss allowance is recognised in other comprehensive income.

(vi) Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. A write-off constitutes a derecognition event. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, according to the Group’s procedures for recovery of amounts due, financial assets that are written off could still be subject to enforcement activities.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(g) Determination of financial instruments’ fair value

Regarding financial instruments, for which there is an active market, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value.

When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

(8) Inventories

Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are measured at the lower of cost and net realisable value.

Inventories are initially measured at cost. Cost of inventories comprises all costs of purchase, costs of conversion and other expenditure incurred in bringing the inventories to their present location and condition. In addition to the purchase cost of raw materials, work in progress and finished goods include direct labour costs and an appropriate allocation of production overheads.

Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.

130	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the inventory held to satisfy sales or service contracts is measured based on the contract price, to the extent of the quantities specified in sales contracts, and the excess portion of inventories is measured based on general selling prices.

The Group adopts perpetual inventory system.

(9) Long-term Equity Investments and Joint Operations

Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in joint ventures and associates.

Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity in the consolidated financial statements of the ultimate controlling party shall be treated as initial cost of the investment on the acquisition date. For a long-term equity investment obtained through a business combination not involving entities under common control, the initial cost comprises the aggregate of the fair value of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree.

Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued.

(a) Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

Long-term equity investments accounted for at cost are measured at the initial investment cost unless the investment is classified as held for sale. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement.

A listing of the Group’s principal subsidiaries is set out in Note 6(1).

2020 ANNUAL REPORT	131

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

(b) Joint ventures and associates

Joint ventures are arrangements whereby the Group and other parties have joint control and rights to the net assets of the arrangements. Associates are those in which the Group has significant influence over the financial and operating policies.

The term “joint control” refers to the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control.

The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

The investments in joint ventures and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses and other comprehensive income is recognised as investment income or losses and other comprehensive income respectively. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses as provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner’s equity other than profit or loss, other comprehensive income and profit distribution should be proportionately recognised in the Group’s equity, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The unrealised loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated. If the Group invests a business to investee as a long-term equity investment but not obtain control, the fair value of the invested business shall be used as the initial investment cost of the long-term equity investment. The difference between the carrying amount of the initial cost of the investment and the invested business is recognised in profit or loss.

(c) Impairment of long-term equity investments

For investments in subsidiaries, joint ventures and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(16)). After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.

(d) Joint Operations

A joint operation is an arrangement whereby the Group and other joint operators have joint control and the Group has rights to the assets and obligation for the liabilities, relating to the arrangement.

132	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

The Group recognises items related to its interest in a joint operation as follows:

●	its solely-held assets, and its share of any assets held jointly;

●	its solely-assumed liabilities, and its share of any liabilities incurred jointly;

●	its revenue from the sale of its share of the output arising from the joint operation;

●	its share of the revenue from the sale of the output by the joint operation;

●	its solely-incurred expenses, and its share of any expenses incurred jointly.

(10) Fixed Assets

Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred.

Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives.

The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(16)).

2020 ANNUAL REPORT	133

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period.

(11) Oil and Gas Properties

Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss.

The Ministry of Natural Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.

The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(16)).

(12) Construction in Progress

Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no

134	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government supervision regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

(13) Intangible Assets and Goodwill

Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.

The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(16)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under a business combination not involving entities under common control.

Goodwill is not amortised and is stated in the balance sheet at cost less accumulated impairment losses (Note 4(16)). On disposal of an asset group or a set of asset groups, any attributable goodwill is written off and included in the calculation of the profit or loss on disposal.

(14) Research and Development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:

●	In respect of the technology, it is feasible to finish the intangible asset for use or sale;

●	It is intended by management to finish and use or sell the intangible asset;

●	It is able to prove that the intangible asset is to generate economic benefits;

●	With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and

2020 ANNUAL REPORT	135

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

●	The costs attributable to the development of the intangible asset can be reliably measured.

Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

(15) Long-term Prepaid Expenses

Long-term prepaid expenses are the expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

(16) Impairment of Non-current Assets

Fixed assets, oil and gas properties except for mineral interests in unproved properties, construction in progress, intangible assets with finite useful life, long-term equity investments, long-term prepaid expenses and right-of-use assets are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

The goodwill, presented separately in financial statements, is allocated to each asset group or set of asset groups, which is expected to benefit from the synergies of the combination for the purpose of impairment testing, and should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded.

The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

136	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

(17) Borrowing Costs

Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are recognised as financial expense. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.

Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.

(18) Employee Compensation

(a) Short-term benefits

Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.

(b) Post-employment benefits-Defined Contribution Plans

Pursuant to the relevant laws and regulations of the People’s Republic of China, the Group participated in a defined contribution basic pension insurance in the social insurance system established and managed by government organisations. The Group has similar defined contribution plans for its employees in its overseas operations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognised as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred.

The Group has no other material obligation for the payment of pension benefits associated with schemes beyond the contributions described above.

2020 ANNUAL REPORT	137

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

(19) Government grants

Government grants are non-reciprocal transfers of monetary or non-monetary assets from the government to the Group except for capital contributions from the government in the capacity as an investor in the Group.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant.

If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at fair value.

Government grants related to assets are grants whose primary condition is that the Group qualifying for them should purchase, construct or otherwise acquire long-term assets. Government grants related to income are grants other than those related to assets. A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss in a reasonable and systematic manner within the useful life of the relevant assets. A grant that compensates the Group for expenses or losses to be incurred in the future is recognised initially as deferred income, and recognised in profit or loss or released to relevant cost in the period in which the expenses or losses are recognised. A grant that compensates the Group for expenses or losses already incurred is recognised to profit or loss or released to related cost immediately.

Government grants related to daily activities are recognised in other income or written down the related cost and expenses according to the nature of business activities. Government grants related to non-daily activities are recognised in non-operating income or expenses.

(20) Provisions

Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties. Due to technological progress, legal requirements or changes in the market environment, changes in the provisions caused by changes in the amount of expenditure, estimated time of retirement obligations, discount rate, etc., may occur in fulfilling the retirement obligation. For an increase in provisions, the cost of oil and gas properties will be increased accordingly; for a decrease in provisions, the cost of oil and gas properties will be deducted within the limit of the carrying amount of assets related to decommissioning expenses. If a decrease in the provision exceeds the carrying amount of the oil and gas properties recognised corresponding to the

138	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

provision, the excess shall be recognised immediately in profit or loss.

If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred.

(21) Income tax

Current and deferred taxes are recognised in profit or loss, except for income tax arising from business combination or transactions or events which are directly included in owners’ equity (including other comprehensive income).

Current tax is the expected tax payable on the taxable income for the year, using tax rates stipulated by the tax law, and any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets are offset against current tax liabilities if the Group has a legal right to settle on a net basis and intends to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:

● Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

● This entity is legally allowed to settle its current tax assets and liabilities on a net basis.

2020 ANNUAL REPORT	137

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

(22) Revenue Recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s ordinary activities when the inflows result in increase in shareholders’ equity, other than increase relating to contributions from shareholders.

Revenue is recognised when the Group satisfies the performance obligation in the contract by transferring the control over relevant goods or services to the customers.

Where a contract has two or more performance obligations, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The Group recognises as revenue the amount of the transaction price that is allocated to each performance obligation. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to a customer. If a stand-alone selling price is not directly observable, the Group considers all information that is reasonably available to the entity, maximises the use of observable inputs to estimate the stand-alone selling price.

For the contract which the Group grants a customer the option to acquire additional goods or services (such as loyalty points), the Group assesses whether the option provides a material right to the customer. If the option provides a material right, the Group recognises the option as a performance obligation, and recognises revenue when those future goods or services are transferred or when the option expires. If the stand-alone selling price for a customer’s option to acquire additional goods or services is not directly observable, the Group estimates it, taking into account all relevant information, including the difference in the discount that the customer would receive when exercising the option or without exercising the option, and the likelihood that the option will be exercised.

The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Group recognises the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, the Group measures the non-cash consideration at fair value. If the Group cannot reasonably estimate the fair value of the non-cash consideration, the Group measures the consideration indirectly by reference to the stand-alone selling price of the goods or services promised to the customer in exchange for the consideration. The consideration which the Group expects to refund to the customer is recognised as refund liabilities and excluded from transaction price. Where the contract contains a significant financing component, the Group recognises the transaction price at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the amount of promised consideration and the cash selling price is amortised using an effective interest method over the contract term. The Group does not adjust the consideration for any effects of a significant financing component if it expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

140	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

The Group satisfies a performance obligation over time if one of the following criteria is met; or otherwise, a performance obligation is satisfied at a point in time:

●	The customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

●	The customer can control the asset created or enhanced during the Group’s performance;

●	The Group’s performance does not create an asset with an alternative use to it and the Group has an enforceable right to payment for performance completed to date.

For performance obligation satisfied over time, the Group recognises revenue over time by measuring the progress towards complete satisfaction of that performance obligation. When the outcome of that performance obligation cannot be measured reasonably, but the Group expects to recover the costs incurred in satisfying the performance obligation, the Group recognises revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

For performance obligation satisfied at a point in time, the Group recognises revenue at the point in time at which the customer obtains control of relevant goods or services. To determine whether a customer has obtained control of goods or services, the Group considers the following indicators:

●	The Group has a present right to payment for the product or service;

●	The Group has transferred physical possession of the goods to the customer;

●	The Group has transferred the legal title of the goods or the significant risks and rewards of ownership of the goods to the customer; and

●	The customer has accepted the goods or services.

The Group determines whether it is a principal or an agent, depending on whether it obtains control of the specified good or service before that good or service is transferred to a customer. The Group is a principal if it controls the specified good or service before that good or service is transferred to a customer, and recognises revenue in the gross amount of consideration to which it has received (or receivable). Otherwise, the Group is an agent, and recognises revenue in the amount of any fee or commission to which it expects to be entitled. The fee or commission is the net amount of consideration that the Group retains after paying the other party the consideration, or is the established amount or proportion.

A contract asset is the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditional on something other than the passage of time. The Group recognises loss allowances for expected credit loss on contract assets (Note 4(7)(f)). Accounts receivable is the Group’s right to consideration that is unconditional (only the passage of time is required). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

2020 ANNUAL REPORT	141

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

The following is the description of accounting policies regarding revenue from the Group’s principal activities:

(a) Sales of goods

The Group shall recognise revenue when (or as) the customer obtains control of relevant product. Obtaining control of relevant product means that a customer can dominate the use of the product and obtain almost all the economic benefits from it.

(b) Rendering of services

The Group recognises its revenue from rendering of services on performance progress. Customers simultaneously receive the service as the Group performs its obligation over time and consume the benefits arising from the Group’s performance. Otherwise, a performance obligation is satisfied at a point in time, the Group shall recognise revenue when (or as) the customer obtains control of revenue service.

(c) Loyalty points

Under its customer loyalty programme, the Group allocates a portion of the transaction price received to loyalty points that are redeemable against any future purchases of the Group’s goods or services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty programme is deferred, and is recognised as revenue when loyalty points are redeemed or expire.

(23) Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Group recognises as an asset the incremental costs of obtaining a contract with a customer if it expects to recover those costs, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred.

If the costs to fulfil a contract with a customer are not within the scope of inventories or other accounting standards, the Group recognises an asset from the costs incurred to fulfil a contract only if those costs meet all of the following criteria:

●	The costs relate directly to an existing contract or to a specifically identifiable anticipated contract, including direct labour, direct materials, allocations of overheads (or similar costs), costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract;

●	The costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

●	The costs are expected to be recovered.

142	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

Assets recognised for the incremental costs of obtaining a contract and assets recognised for the costs to fulfil a contract (the “assets related to contract costs”) are amortised on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate and recognised in profit or loss for the current period. The Group recognises the incremental costs of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

The Group recognises an impairment loss in profit or loss to the extent that the carrying amount of an asset related to contract costs exceeds:

●	Remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates; less

●	the costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

(24) Leases

A contract is lease if the lessor conveys the right to control the use of an identified asset to lessee for a period of time in exchange for consideration.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

●	the contract involves the use of an identified asset. An identified asset may be specified explicitly or implicitly specified in a contract and should be physically distinct, or capacity portion or other portion of an asset that is not physically distinct but it represents substantially all of the capacity of the asset and thereby provides the customer with the right to obtain substantially all of the economic benefits from the use of the asset. If the supplier has a substantive substitution right throughout the period of use, then the asset is not identified;

●	the lessee has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use;

●	the lessee has the right to direct the use of the asset.

For a contract that contains more separate lease components, the lessee and the lessor separate lease components and account for each lease component as a lease separately. For a contract that contains lease and non-lease components, the lessee and the lessor separate lease components from non-lease components. For a contract that contains lease and non-lease components, the lessee allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The lessor allocates the consideration in the contract in accordance with the accounting policy in Note 4(22).

2020 ANNUAL REPORT	143

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

(a) The Group as a lessee

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, any lease payments made at or before the commencement date (less any lease incentives received), any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease.

The right-of-use asset is depreciated using the straight-line method. If the lessee is reasonably certain to exercise a purchase option by the end of the lease term, the right-of-use asset is depreciated over the remaining useful lives of the underlying asset. Otherwise, the right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Impairment losses of right-of-use assets are accounted for in accordance with the accounting policy described in Note 4(16).

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate.

A constant periodic rate is used to calculate the interest on the lease liability in each period during the lease term with a corresponding charge to profit or loss or included in the cost of assets where appropriate. Variable lease payments not included in the measurement of the lease liability is charged to profit or loss or included in the cost of assets where appropriate as incurred.

Under the following circumstances after the commencement date, the Group remeasures lease liabilities based on the present value of revised lease payments:

●	There is a change in the amounts expected to be payable under a residual value guarantee;

●	There is a change in future lease payments resulting from a change in an index or a rate used to determine those payments;

●	There is a change in the assessment of whether the Group will exercise a purchase, extension or termination option, or there is a change in the exercise of the extension or termination option .

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Group recognises the lease payments associated with these leases in profit or loss or as the cost of the assets where appropriate using the straight-line method over the lease term.

144	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

(b) The Group as a lessor

The Group determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset irrespective of whether the legal title to the asset is eventually transferred. An operating lease is a lease other than a finance lease. There are no significant finance leases for the Group.

Lease receipts from operating leases is recognised as income using the straight-line method over the lease term. The initial direct costs incurred in respect of the operating lease are initially capitalised and subsequently amortised in profit or loss over the lease term on the same basis as the lease income. Variable lease payments not included in lease receipts are recognised as income as they are earned.

(25) Held for Sale and Discontinued Operations

(a) Held for Sale

When the Group recovers the book value of a non-current asset or disposal group mainly through the sale rather than through continuing use, non-current assets or disposal groups are classified as held for sale.

Disposal groups refer to a group of assets that are disposed of by sale or other means as a whole in a transaction, as well as the liabilities directly related to such assets transferred in the transaction.

The Group classifies non-current assets or disposal groups meeting the following conditions into held for sale simultaneously:

●	According to the practice of sale such assets or disposal groups in similar transactions, the non-current assets or disposal groups can be disposed immediately under current conditions;

●	It is highly probable that the sale happens, that is, the Group has made a decision on a sale plan and has signed a legally binding purchase agreement with other parties, and it is expected that the sale will be completed within one year.

The non-current assets held for sale (excluding financial assets, deferred income tax assets) or the disposal groups are generally measured at the lower of their carrying amount and fair value less costs to sell in initial and subsequent measurement, and the difference between the carrying amount and fair value less costs to sell is recognised as asset impairment loss in profit and loss.

(b) Discontinued Operations

The Group classifies a separate component as a discontinued operation either upon disposal of the operation or when the operation meets the criteria to be classified as held for sale if it is separately identifiable and satisfies one of the following conditions:

●	It represents a separate major line of business or a separate geographical area of operations;

●	It is part of a single co-ordinated plan to dispose of a separate major line of business or a separate geographical area of operations;

2020 ANNUAL REPORT	145

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

●	It is a subsidiary acquired exclusively with a view to resale.

Where an operation is classified as discontinued in the current period, profit or loss from continuing operations and profit or loss from discontinued operations are separately presented in the income statement for the current period. Profit or loss from continuing operation in the comparative income statement is re-presented as if the operation had been discontinued from the start of the comparative year.

(26) Dividend Distribution

Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.

(27) Business Combination

Accounting treatments for business combinations involving entities under common control and not under common control

A transaction constitutes a business combination when the Group obtains control of one or more entities (or a group of assets or net assets). Business combination is classified as either business combinations involving enterprises under common control or business combinations not involving enterprises under common control.

For a transaction not involving enterprises under common control, the acquirer determines whether acquired set of assets constitute a business. The Group may elect to apply the simplified assessment method, the concentration test, to determine whether an acquired set of assets is not a business. If the concentration test is met and the set of assets is determined not to be a business, no further assessment is needed. If the concentration test is not met, the Group shall perform the assessment according to the guidance on the determination of a business.

When the set of assets the group acquired does not constitute a business, acquisition costs should be allocated to each identifiable assets and liabilities at their acquisition-date fair values. It is not required to apply the accounting of business combination described as below.

(a) Business combination under common control

A business combination involving entities under common control is a business combination in which all of the combining entities are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The net assets obtained by the acquirer are measured based on their carrying value in the consolidated financial statement of the ultimate controlling party at the combination date. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. The combination date is the date on which one combining entity obtains control of other combining entities.

146	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

(b) Business combination not under common control

A business combination involving entities not under common control is a business combination in which all of the combining entities are not ultimately controlled by the same party or parties both before and after the business combination. The acquisition costs paid and the acquiree’s identifiable asset, liabilities and contingent liabilities, if the recognition criteria are met, are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss.

Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. The acquisition date is the date on which the acquirer obtains control of the acquiree.

(28) Basis of Preparation of Consolidated Financial Statements

The scope of consolidated financial statements includes the Company and its subsidiaries controlled by the Company. Control exists when the Group has all the following: power over the investees; exposure, or rights to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Where a subsidiary was acquired, through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements based on the carrying amounts of the assets and liabilities of the subsidiary in the financial statements of the ultimate controlling party as if the combination had occurred at the date that the ultimate controlling party first obtained control. The opening balances and the comparative figures of the consolidated financial statements are also restated. And their net profit earned before the combination date shall be presented separately in the consolidated income statement.

When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. Where a subsidiary was acquired during the reporting period, through a business combination involving entities not under common control, the identifiable assets and liabilities of the acquired subsidiaries are included in the scope of consolidation from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as non-controlling interests and total comprehensive income and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit and total comprehensive income in the consolidated income statement.

2020 ANNUAL REPORT	147

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

(29) Segment Reporting

The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.

An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.

The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.

(30) Related Party

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties.

In addition to the related parties stated above, the Company determines related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC.

(31) Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment related to oil and gas production activities. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

148	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

(b) Estimation of impairment of fixed assets and oil and gas properties

Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil and natural gas, refined and chemical products, the production costs, the product mix, production volumes, production profile and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production profile of crude oil used for the expected future cash flows are different from the actual price and production profile of crude oil respectively experienced in the future, the Group may either over or under recognise the impairment losses for certain assets.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the management plan for the decommissioning of oil and gas properties, the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

According to changes in the internal and external environment, accounting standards and company asset retirement expense measures and other relevant regulations, oil and gas field companies recalculate their asset retirement obligations of oil and gas properties based on the latest parameters to more objectively reflect the actual situation of the Company’s asset retirement obligation of oil and gas properties.

(d) Deferred tax assets

According to the requirements of the competent tax authority, the Company paid income taxes of its branches in the Eastern and Western China regions in aggregate. The tax losses recorded by the branches in the Eastern China Region has given rise to deferred tax assets, which are expected to be recoverable from future taxable profits generated by the branches in the Eastern China Region. Any policy adjustments may increase or decrease the amount of income tax expenses of the Company.

(32) Changes in significant accounting policies

(a) Description and reasons of changes in accounting policies

The following accounting standards take effect for annual periods beginning on or after 1 January 2020 and are relevant to the Company:

– CAS Bulletin No.13 (Caikuai [2019] No.21)

– The Accounting Treatment of COVID-19-Related Rent Concessions (Caikuai [2020] No.10)

2020 ANNUAL REPORT	149

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

(i) CAS Bulletin No.13

CAS Bulletin No.13 has amended the three elements of constituting a business, provides specific guidance on the determination of a business, and introduces an optional concentration test when the acquirer determine whether an acquired set of assets that not involving enterprises under common control constitute a business.

In addition, CAS Bulletin No.13 has further clarified that related parties of an entity also include the joint venture(s) or associate(s) of the other members (including the parent and subsidiaries) in the same group that includes the entity, and the other joint venture(s) or associate(s) of the investors who exercise joint control over the entity, etc.

CAS Bulletin No.13 takes effect on 1 January 2020. The Company has adopted the accounting policy change prospectively. The adoption of CAS Bulletin No.13 does not have any significant effect on the financial position, financial performance or related party disclosures of the Company.

(ii) Caikuai [2020] No.10

Caikuai [2020] No.10 provides a practical expedient under certain conditions for rent concessions occurring as a direct consequence of the Covid-19 pandemic. If an entity elects to apply the practical expedient, the entity does not need to assess whether a lease modification has occurred or to reassess the lease classification.

Caikuai [2020] No.10 takes effect on 24 June 2020 (the implementation date). The entity is allowed to adjust the related rent concessions that occurred between 1 January 2020 and the implementation date. The adoption of Caikuai [2020] No.10 does not have any significant effect on the financial position or financial performance of the Company.

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method
Value Added Tax (the “VAT”)	16% or 13%、10% or 9%、6%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.
Resource Tax	6%	Based on the revenue from sales of crude oil and natural gas.
Consumption Tax	Based on quantities	Based on sales quantities of taxable products. RMB 1.52 yuan per litre for unleaded gasoline, naphtha, solvent oil and lubricant. RMB 1.2 yuan per litre for diesel and fuel oil.
Corporate Income Tax	5% to 82%	Based on taxable income.
Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.
City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid VAT and consumption tax.

150	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

The MOF, the SAT and the General Administration of the Customs jointly issued the Notice on Deepening the Policies Related to Value-Added Tax Reform (Notice No.39 of 2019 of the MOF, the SAT and the General Administration of Customs) on March 20, 2019. Since April 1, 2019, the tax rate for the occurrence of a taxable sale or imported goods by a taxpayer, was adjusted respectively from 16% and 10% to 13% and 9%.

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program is refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

The Ministry of Finance and State Administration of Taxation issued the Notice on Reduction of Resource Tax Assessed on Shale Gas (Cai Shui [2018]No.26) on March 29, 2018. Pursuant to such notice, in order to promote the development and utilization of shale gas and effectively increase natural gas supply, from April 1, 2018 to March 31, 2021, a reduction of 30% will apply to the resource tax assessed on shale gas (at the prescribed tax rate of 6%).

Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Shui [2014] No. 115), the threshold of the crude oil special gain levy shall be US$65, which have 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015.

In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%. The MOF, the SAT and the NDRC issued the Announcement on Continuing the Income Tax Policy for Western Development (Notice No.23 of 2020 of Cai Zheng Bu SAT NDRC), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2021 to December 31, 2030.

2020 ANNUAL REPORT	151

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

6	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Acquisition method	Country of incorporation	Registered capital	Principal activities	Type of legal entity	Legal representative	Closing effective investment cost	Attributable equity interest %	Attributable voting rights %	Consolidated or not
Daqing Oilfield Company Limited	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Sun Longde	66,720	100.00	100.00	Yes
CNPC Exploration and Development Company Limited (i)	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas outside the PRC	Limited liability company	Ye Xiandeng	23,778	50.00	57.14	Yes
PetroChina Hong Kong Limited	Established	HK	HK Dollar(“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	100.00	Yes
PetroChina International Investment Company Limited	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Ye Xiandeng	31,314	100.00	100.00	Yes
PetroChina International Company Limited	Established	PRC	18,096	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Tian Jinghui	18,953	100.00	100.00	Yes
PetroChina Sichuan Petrochemical Company Limited	Established	PRC	10,000	Engaged in oil refining, petrochemical, chemical products production, sales, chemical technology development, technical transfer and services	Limited liability company	Wang Bin	21,600	90.00	90.00	Yes

(i)	The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

152	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

(2) Disposal of subsidiaries

A major single disposal of a subsidiary means loss of control

Unit name	Equity disposal price	Equity disposal ratio (%)	Equity disposal	Time of loss control
PetroChina Pipeline Co., Ltd	163,390	72.26	sale	September 30, 2020
PetroChina North Pipeline Co., Ltd	33,562	100	sale	September 30, 2020
PetroChina Southwest Pipeline Co.,Ltd	17,792	100	sale	September 30, 2020
Jiangsu Rudong United Pipeline Co., Ltd	270	60.00	sale	September 30, 2020
PetroChina Shandong Natural Gas Pipeline Co., Ltd	2,383	70.00	sale	September 30, 2020
PetroChina Shandong Oil Transportation Co., Ltd	1,164	70.00	sale	September 30, 2020
PetroChina Jilin Natural Gas Pipeline Co., Ltd	605	60.00	sale	September 30, 2020
PetroChina Guizhou natural gas pipeline network Co., Ltd	272	60.00	sale	September 30, 2020
CNPC Huixin oil products storage and Transportation Co., Ltd	194	51.00	sale	September 30, 2020
PetroChina Jilin natural gas pipeline network Co., Ltd	125	51.00	sale	September 30, 2020

The Group’s losing control over the above-mentioned subsidiaries depends on the relevant underlying assets’ ownership and risk transfer. The Group’s profits arising from losing control over the above subsidiaries are included in the investment income (note 47) of the consolidated financial statements.

(3) Exchange rates of international operations’ major financial statement items

Assets and liabilities
Company name	December 31, 2020	December 31, 2019
PetroKazakhstan Inc.	USD 1=6.5249 yuan	USD 1=6.9762 yuan
PetroChina Hong Kong Limited	HKD 1=0.8416 yuan	HKD 1=0.8958 yuan
Singapore Petroleum Company Limited	USD 1=6.5249 yuan	USD 1=6.9762 yuan

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the exchange rates at the date of the transactions or the approximate exchange rates at that date.

2020 ANNUAL REPORT	153

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

7 CASH AT BANK AND ON HAND

	December 31, 2020	December 31, 2019
Cash on hand	28	34
Cash at bank	145,208	109,567
Other cash balances	714	1,064
	145,950	110,665

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2020:

	Foreign currency	Exchange rate	RMB equivalent
USD	10,017	6.5249	65,360
HKD	9,103	0.8416	7,661
Tenge	10,789	0.0154	166
Other			2,511
			75,698

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2019:

	Foreign currency	Exchange rate	RMB equivalent
USD	9,698	6.9762	67,655
HKD	5,152	0.8958	4,615
Tenge	7,970	0.0183	146
Other			1,240
			73,656

The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.

8 ACCOUNTS RECEIVABLE

	The Group		The Company
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Accounts receivable	53,465	66,615	8,687	11,806
Less: Provision for bad debts	(1,140)	(2,431)	(275)	(1,734)
	52,325	64,184	8,412	10,072

154	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	The Group
	December 31, 2020			December 31, 2019
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	51,848	96	(207)	63,484	95	(92)
1 to 2 years	461	1	(87)	440	1	(21)
2 to 3 years	230	1	(21)	479	1	(212)
Over 3 years	926	2	(825)	2,212	3	(2,106)
	53,465	100	(1,140)	66,615	100	(2,431)

	Company
	December 31, 2020			December 31, 2019
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	8,356	96	(22)	9,925	84	(25)
1 to 2 years	111	1	(67)	14	1	(3)
2 to 3 years	1	0	-	240	2	(121)
Over 3 years	219	3	(186)	1,627	13	(1,585)
	8,687	100	(275)	11,806	100	(1,734)

The aging is counted starting from the date when accounts receivable are recognised.

The Group measures loss allowance for trade receivables at an amount equal to lifetime ECLs. Considering the differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables, the ECLs were calculated based on historical actual credit loss experience. The Group performed the calculation of ECL rates by the operating segment and geography.

			Impairment provision on provision matrix basis
December 31, 2020	Gross carrying amount	Impairment provision on individual basis	Weighted- average loss rate	Impairment provision	Loss allowance
Current (not past due)	46,849	-	0.1%	34	34
Within one year past due	5,326	154	0.4%	19	173
One-two years past due	386	65	6.9%	22	87
Two-three years past due	50	11	25.6%	10	21
Over three years past due	854	342	94.3%	483	825
	53,465	572		568	1,140

2020 ANNUAL REPORT	155

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

			Impairment provision on provision matrix basis
December 31, 2019	Gross carrying amount	Impairment provision on individual basis	Weighted- average loss rate	Impairment provision	Loss allowance
Current (not past due)	58,382	3	0.1%	30	33
Within one year past due	5,534	11	0.4%	24	35
One-two years past due	127	24	10.7%	11	35
Two-three years past due	411	48	45.5%	165	213
Over three years past due	2,161	1,719	89.6%	396	2,115
	66,615	1,805		626	2,431

As of December 31, 2020, the top five debtors of accounts receivable of the Group amounted to RMB31,005, representing 58% of total accounts receivable, and the corresponding balance of provision for bad and doubtful debts is RMB 5 (As of December 31, 2019, the top five debtors of accounts receivable of the Group amounted to RMB 34,088, representing 51% of total accounts receivable, and the corresponding balance of provision for bad and doubtful debts is RMB 5).

During the year ended December 31, 2020 and December 31, 2019, the Group had no significant write-off of accounts receivable.

9 RECEIVABLES FINANCING

Receivables financing mainly represents bills of acceptance issued by banks for the sale of goods and rendering of services.

On December 31, 2020 and December 31, 2019, all receivables financing of the Group are due within one year.

10 ADVANCES TO SUPPLIERS

	December 31, 2020	December 31, 2019
Advances to suppliers	22,330	17,747
Less: Provision for bad debts	(704)	(709)
	21,626	17,038

As of December 31, 2020 and 2019, advances to suppliers of the Group are mainly aged within one year.

156	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2020, the top five debtors of advances to suppliers of the Group amounted to RMB12,840, representing 58% of total advances to suppliers (As of December 31, 2019, the top five debtors of advances to suppliers of the Group amounted to RMB 7,684, representing 43% of total advances to suppliers).

11 OTHER RECEIVABLES

	The Group		The Company
	December 31, 2020	December 31, 2019	December 31 2020	December 31, 2019
Interest receivable	329	468	8	8
Dividends receivable	8,051	363	10,048	2,685
Other receivables (a)	18,454	20,368	4,982	6,304
Total	26,834	21,199	15,038	8,997

(a) The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	The Group
	December 31, 2020			December 31, 2019
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts
Within 1 year	10,812	51	(44)	17,731	77	(73)
1 to 2 years	5,365	25	(45)	772	3	(13)
2 to 3 years	726	3	(12)	976	4	(13)
Over 3 years	4,225	21	(2,573)	3,593	16	(2,605)
	21,128	100	(2,674)	23,072	100	(2,704)

	The Company
	December 31, 2020			December 31, 2019
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts
Within 1 year	2,479	44	(24)	5,564	79	(34)
1 to 2 years	1,887	33	(8)	181	3	(1)
2 to 3 years	155	3	(1)	196	3	(10)
Over 3 years	1,126	20	(632)	1,079	15	(671)
	5,647	100	(665)	7,020	100	(716)

The aging is counted starting from the date when other receivables are recognised.

2020 ANNUAL REPORT	157

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2020, the top five debtors of other receivables of the Group amounted to RMB 6,218, representing 29% of total other receivables, and the corresponding balance of provision for bad and doubtful debts is RMB 509 (As of December 31, 2019, the top five debtors of other receivables of the Group amounted to RMB 7,993, representing 35% of total other receivables, and the corresponding balance of provision for bad and doubtful debts is RMB 509).

During the year ended December 31, 2020 and December 31, 2019, the Group had no significant write-off of other receivables.

12	INVENTORIES

	December 31, 2020	December 31, 2019
Cost

Crude oil and other raw materials	35,855	56,166
Work in progress	12,387	15,159
Finished goods	80,739	112,003
Turnover materials	75	88
	129,056	183,416
Less: Write down in inventories	(517)	(1,495)
Net book value	128,539	181,921

13	ASSETS HELD FOR SALE AND LIABILITIES HELD FOR SALE

On 22 December 2020, the subsidiary of the Company, Kunlun Energy Company Limited (Kunlun Energy), and PipeChina ente#FF6600 into the Equity Transfer Agreement. Kunlun Energy transfer the 60% equity interest in PetroChina Beijing Gas Pipeline Co., Ltd (“Beijing Pipeline”) and 75% equity interest in PetroChina Dalian LNG Company Limited (“Dalian LNG”) at a base consideration of approximately RMB 40,886 (subject to the adjustments according to the price adjustment mechanism as set out in the Equity Transfer Agreement), which all will be settled in cash by PipeChina. The estimated completion time of the transaction will be April 2021. Upon completion of the Transaction, Kunlun Energy will cease to hold any equity interests in the Target Companies, thus losing the control of these two companies. The assets and liabilities of Beijing Pipeline and Dalian LNG are presented as assets held for sale RMB 42,615 and liabilities held for sale RMB 9,956 respectively on 31 December 2020. The assets held for sale mainly including fixed assets amounted to RMB 41,158, and the liabilities held for sale mainly including long-term and short-term borrowings amounted to RMB 6,500 and accounts payable and other payables amounted to RMB 3,291.

158	PETROCHINA COMPANY LIMITED

   FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

14	INVESTMENT IN OTHER EQUITY INSTRUMENTS

	December 31, 2020	December 31, 2019

China Pacific. Insurance (Group) Co., Ltd.	188	185
Chengdu Huaqihoupu Holding Co., Ltd.	228	191
Other items	494	554
	910	930

The above equity investment is planned to be held for a long term by the Group for a strategic purpose, the Group designates it as a financial asset at fair value through other comprehensive income.

15	LONG-TERM EQUITY INVESTMENTS

	The Group
	December 31, 2019	December Addition	Reduction	31, 2020

Associates and joint ventures (a)	102,334	164,130	(15,600)	250,864
Less : Provision for impairment (b)	(169)	-	3	(166)

	102,165			250,698

	The Company
	December 31, 2019	December Addition	Reduction	31, 2020

Subsidiaries (c)	359,752	8,911	(112,498)	256,165
Associates and joint ventures	43,062	156,431	(3,754)	195,739
Less : Provision for impairment	(230)	-	3	(227)
	402,584			451,677

As of December 31, 2020, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

2020 ANNUAL REPORT	159

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

(a) Principal associates and joint ventures of the Group

				Interest held%
Company name	Country of incorpo -ration	Principal activities	Registered capital	Direct	Indirect	Voting rights %	Account -ing method	Strategic decisions Relating to the Group’s activities
China Oil & Gas Piping Network Corporation(i)	PRC	Pipeline transportation, warehousing services, equipment import and export, technology import and export, scientific and technological research, informatization research and application, technical consultation, technical services, technology transfer, and technology promotion	500,000	29.90	-	29.90	Equity method	Yes
China Petroleum Finance Co., Ltd. (“CP Finance”)	PRC	Deposits, loans, settlement,lending,bills Acceptance discounting, guarantee and other banking business	8,331	32.00	-	32.00	Equity method	No
CNPC Captive Insurance Co., Ltd.	PRC	Property loss insurance, liability insurance, c#FF6600it insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	5,000	49.00	-	49.00	Equity mathod	No
China Marine Bunker(PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage	1,000	-	50.00	50.00	Equity method	No
Mangistau Investment B.V.	Netherlands	Engaged in investment activities, the principle activities of its main subsidiaries are exploration, development and sales of oil and gas	USD 131	-	50.00	50.00	Equity method	No
Trans-Asia Gas Pipeline Co., Ltd.	PRC	Main contractor, investment holding, investment management investment consulting, enterprise management advisory, technology development, promotion and technology consulting	5,000	-	50.00	50.00	Equity Method	No

(i)	In September 2020, the Group acqui#FF6600 29.90% equity of national pipeline network group by selling shares of CNPC and other companies and some other pipeline operation businesses.

160	PETROCHINA COMPANY LIMITED

   FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

Investments in principal associates and joint ventures are listed below:

	Invest- ment cost	December 31, 2019	Addition	Investment Income recognised under equity method	Other comprehen -sive income	Cash dividend declared	Other	December 31, 2020
China Oil & Gas Piping
Network Corporation	149,500	-	149,500	1,532	-	-	103	151,135
China Petroleum Finance
Co., Ltd.	9,917	22,802	-	2,502	(513)	(677)	-	24,114
CNPC Captive Insurance
Co., Ltd.	2,450	3,164	-	191	-	(74)	-	3,281
China Marine Bunker
(PetroChina) Co., Ltd.	740	1,336	-	65	(19)	-	(46)	1,336
Mangistau Investment B.V.	176	4,781	-	181	(506)	(539)	-	3,917
Trans-Asia Gas Pipeline
Co., Ltd.	14,527	21,569	-	1,530	(3,034)	-	-	20,065

Interest in associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	PipeChina	China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Percentage ownership interest (%)	29.90	32.00	32.00	49.00	49.00
Current assets	74,012	313,741	261,520	11,267	10,823
Non-current assets	655,982	177,344	228,933	2,956	2,618
Current liabilities	55,562	404,201	403,052	4,752	4,752
Non-current liabilities	104,150	12,617	17,234	2,776	2,232
Net assets	570,282	74,267	70,167	6,695	6,457
Group’s share of net assets	151,135	23,765	22,453	3,281	3,164
Goodwill	-	349	349	-	-
Carrying amount of interest in associates	151,135	24,114	22,802	3,281	3,164

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	PipeChina	China Petroleum Finance Co., Ltd		CNPC Captive Insurance Co., Ltd
	From the closing date to December 31, 2020	2020	2019	2020	2019
Operating income	22,766	7,954	9,672	735	712
Net profit	6,444	7,819	7,810	389	349
Other comprehensive income	-	(1,603)	1,356	-	(1)
Total comprehensive income	6,444	6,216	9,166	389	348
Group’s share of total comprehensive income	1,532	1,989	2,933	191	170
Dividends received by the Group	-	677	1,268	74	62

2020 ANNUAL REPORT	161

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

Interest in joint ventures

Summarised balance sheet as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Percentage ownership
interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,685	1,750	10,586	11,980	39,809	43,258
Current assets	7,319	8,666	830	1,211	2,886	2,680
Including: cash and cash
equivalents	1,343	1,206	74	292	739	73
Non-current liabilities	158	152	3,008	3,062	2,330	2,355
Current liabilities	5,927	7,349	575	567	235	445
Net assets	2,919	2,915	7,833	9,562	40,130	43,138
Net assets attributable to
owners of the Company	2,672	2,672	7,833	9,562	40,130	43,138
Group’s share of net assets	1,336	1,336	3,917	4,781	20,065	21,569

Carrying amount of interest in joint ventures	1,336	1,336	3,917	4,781	20,065	21,569

The comprehensive income and dividends received by the group are listed as follows:

	China Marine Bunker (PetroChina) Co., Ltd		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd
	2020	2019	2020	2019	2020	2019
Operating income	36,695	42,116	8,152	15,104	18	23
Finance expenses	(81)	(66)	(92)	(185)	(2)	(22)
Including: Interest income	16	23	4	2	42	51
Interest expense	(60)	(88)	(160)	(158)	(58)	(57)
Taxation	(57)	(92)	(293)	(925)	1	-
Net profit	185	142	362	2,818	3,060	4,070
Other comprehensive
income	(45)	27	(1,012)	160	(6,067)	3,870
Total comprehensive income	140	169	(650)	2,978	(3,007)	7,940
Group’s share of total
comprehensive income	46	85	(325)	1,489	(1,504)	3,970
Dividends received by the
Group	-	-	539	1,115	-	175

162	PETROCHINA COMPANY LIMITED

   FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

(b) Provision for impairment

	December 31, 2020	December 31, 2019
Associates and joint ventures
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(57)	(60)
	(166)	(169)

(c) Subsidiaries

Investment in subsidiaries:

	Investment cost	December 31, 2019	Addition	Deduction	December 31, 2020
Daqing Oilfield Company Limited	66,720	66,720	-	-	66,720
CNPC Exploration and Development
Company Limited	23,778	23,778	-	-	23,778
PetroChina Hong Kong Limited	25,590	25,590	-	-	25,590
PetroChina International Investment
Company Limited	31,314	31,314	-	-	31,314
PetroChina Pipeline Co., Ltd	-	109,216	-	(109,216)	-
PetroChina International Company
Limited	18,953	18,953	-	-	18,953
PetroChina Sichuan Petrochemical
Company Limited	21,600	21,600	-	-	21,600
Other	62,581	8,911	(3,282)	68,210
Total		359,752	8,911	(112,498)	256,165

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interest is as follows:

Summarised balance sheet is as follows:

	CNPC Exploration and Development Company Limited		PetroChina SichuanPetrochemical Company Limited
	December 31, 2020	December 31, 2020	December 31, 2020	December 31, 2020
Percentage ownership interest (%)	50.00	50.00	90.00	90.00
Current assets	16,046	20,604	4,278	3,600
Non-current assets	182,392	186,792	26,371	25,904
Current liabilities	21,820	18,911	5,382	4,444
Non-current liabilities	22,566	25,326	486	615
Net assets	154,052	163,159	24,781	24,445

2020 ANNUAL REPORT	163

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited
	2020	2019	2020	2019
Operating income	33,312	47,096	35,319	49,858
Net profit	6,006	14,126	520	544
Total comprehensive income	(6,972)	17,879	520	544
Profit attributable to non-controlling
interests	3,311	8,274	52	54
Dividends paid to non-controlling
interests	1,498	1,923	12	19

Summarised statement of cash flow is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited
	2020	2019	2020	2019
Net cash inflows from operating
activities	5,681	17,780	5,119	3,413

164	PETROCHINA COMPANY LIMITED

   FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

16	FIXED ASSETS

	December 31, 2019	Addition	Reduction	December 31, 2020
Cost
Buildings	252,174	19,684	(22,910)	248,948
Equipment and Machinery	1,153,616	30,957	(438,169)	746,404
Motor Vehicles	27,148	1,370	(5,661)	22,857
Other	37,228	12,267	(3,340)	46,155
Total	1,470,166	64,278	(470,080)	1,064,364

Accumulated depreciation
Buildings	(103,079)	(10,690)	8,152	(105,617)
Equipment and Machinery	(569,720)	(45,423)	172,125	(443,018)
Motor Vehicles	(19,852)	(1,223)	3,734	(17,341)
Other	(15,720)	(10,341)	1,998	(24,063)
Total	(708,371)	(67,677)	186,009	(590,039)

Fixed assets, net
Buildings	149,095			143,331
Equipment and Machinery	583,896			303,386
Motor Vehicles	7,296			5,516
Other	21,508			22,092
Total	761,795			474,325

Provision for impairment
Buildings	(4,866)	(508)	92	(5,282)
Equipment and Machinery	(46,049)	(194)	1,152	(45,091)
Motor Vehicles	(96)	-	6	(90)
Other	(7,370)	(838)	334	(7,874)
Total	(58,381)	(1,540)	1,584	(58,337)

Net book value
Buildings	144,229			138,049
Equipment and Machinery	537,847			258,295
Motor Vehicles	7,200			5,426
Other	14,138			14,218
Total	703,414			415,988

Depreciation charged to profit or loss provided on fixed assets for the year ended December 31, 2020 was RMB 59,535 (2019: RMB 63,194). Cost transferred from construction in progress to fixed assets was RMB 52,614 (2019: RMB 74,948) .

In 2020, the original value, accumulated depreciation and impairment provision decreased due to the disposal of subsidiaries or businesses are respectively RMB 380,124 , RMB 135,373 and RMB 514.

In 2020, the provision for impairment of the group’s fixed assets affecting profit and loss is RMB 1,164 (2019: RMB 1,438), which is mainly related to the assets of exploration and production sector (2019: mainly related to the assets of refining and chemical industry and natural gas pipeline sector). After the provision for impairment of these assets is made,

2020 ANNUAL REPORT	165

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

the book value is written down to the recoverable amount. In 2020, the post-tax discount rate adopted by the group ranged from 5.9% to 12.0%(2019: 6.4% to 15.4%).

As of December 31, 2020, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 1,772 (2019: RMB 1,576) .

As of December 31,2020, Fixed assets with a book value of RMB 1,303 are used as collateral for long-term loans of RMB 785 (note 31).

17	OIL AND GAS PROPERTIES

	December 31, 2019	Addition	Reduction	December 31, 2020
Cost
Mineral interests in proved properties	48,339	3,463	(4,739)	47,063
Mineral interests in unproved properties	27,978	294	(10,211)	18,061
Wells and related facilities	2,185,108	130,462	(24,547)	2,291,023
Total	2,261,425	134,219	(39,497)	2,356,147

Accumulated depletion
Mineral interests in proved properties	(15,504)	(2,127)	2,003	(15,628)
Wells and related facilities	(1,343,820)	(134,306)	25,252	(1,452,874)
Total	(1,359,324)	(136,433)	27,255	(1,468,502)

Oil and gas properties, net
Mineral interests in proved properties	32,835			31,435
Mineral interests in unproved properties	27,978			18,061
Wells and related facilities	841,288			838,149
Total	902,101			887,645

Provision for impairment
Mineral interests in proved properties	(1,466)	(115)	351	(1,230)
Mineral interests in unproved properties	(21,445)	(262)	8,637	(13,070)
Wells and related facilities	(47,376)	(13,733)	1,652	(59,457)
Total	(70,287)	(14,110)	10,640	(73,757)

Net book value
Mineral interests in proved properties	31,369			30,205
Mineral interests in unproved properties	6,533			4,991
Wells and related facilities	793,912			778,692
Total	831,814			813,888

166	PETROCHINA COMPANY LIMITED

   FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

Depletion charged to profit or loss provided on oil and gas properties for the year ended December 31, 2020 was RMB 135,362 (2019: RMB 128,684). Cost transferred from construction in progress to oil and gas properties was RMB 152,389 (2019: RMB 174,749) .

The Group’s subsidiaries or branches under the exploration and production segment will determine whether there are any indications of impairment for their own asset group of oil and gas properties according to the Group’s guidance of indications of impairment for oil and gas properties, and perform the impairment tests on those asset group with indications of impairment, and report the results to the Group’s internal professional team (including operation and finance team) for further overall assessment and evaluation. The final results of the impairment tests will be submitted to the Group’s management for review and approval. The Group charged impairment losses in 2020 for oil and gas properties under the exploration and production segment, amounted to RMB 13,908 (2019: RMB 11,562 related to oil and gas properties under the exploration and production segment), due to the decrease in reserves of asset group of oil and gas properties, high development and production cost and significant drop in economic benefits of asset group of oil and gas properties. The Group wrote down the carrying amount to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2020, the after-tax discount rates adopted by most oil blocks of the Group ranged from 5.9% to 12.0% (2019: 6.4% to 15.4% ).

As of December 31,2020, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 96,657 (December 31, 2019: RMB 105,610). Related depletion charge for the year ended December 31, 2020 was RMB 4,766 (2019: RMB 4,864).

18	CONSTRUCTION IN PROGRESS

				transferred			Proportion of		Including:
				to fixed			construction	Capit	capitalised
				assets or			compared to	alis-ed	interest	Source
		December		oil and gas	Other	December	budget	interest	expense for	of
Project Name	Budget	31, 2019	Addition	properties	Reduction	31, 2020%		expense	current year	fund
Guangdong	65,430	8,833	4,612	(2)	-	13,443	22%	1,060	259	Self&
Petrochemical										loan
Integration
of Refining
and Chemical
Industry
Tarim Ethylene	9,288	417	2,578	(521)	-	2,474	32%	8	8	Self&
Production by										loan
Ethane Project
Lanzhou	8,042	1,683	2,503	(6)	-	4,180	52%	-	-	Self&
Petrochemical										loan
Company
Changqing
Ethylene
Production by
Ethane Project
Other		243,296	177,756	(204,474)	(8,934)	207,644		2,227	628
		254,229	187,449	(205,003)	(8,934)	227,741		3,295	895
Less:
Provision for
Impairment		(6,233)	(295)	-	1,002	(5,526)
		247,996				222,215

2020 ANNUAL REPORT	167

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

For the year ended December 31, 2020, the capitalised interest expense amounted to RMB 895 (2019: RMB 1,162). The average annual interest rates used to determine the capitalised amount in 2020 are 4.19% (2019: 4.28%).

In 2020, due to the disposal of subsidiaries or businesses, the construction in progress decreased by RMB 30,537.

19 INTANGIBLE ASSETS

	December 31, 2019	Addition	Reduction	December 31, 2020
Cost
Land use rights	86,347	7,733	(5,715)	88,365
Patents	4,560	103	(37)	4,626
Other	39,458	4,729	(2,315)	41,872
Total	130,365	12,565	(8,067)	134,863
Accumulated amortisation
Land use rights	(20,779)	(2,568)	891	(22,456)
Patents	(3,782)	(155)	92	(3,845)
Other	(20,223)	(2,474)	985	(21,712)
Total	(44,784)	(5,197)	1,968	(48,013)
Intangible assets, net
Land use rights	65,568			65,909
Patents	778			781
Other	19,235			20,160
Total	85,581			86,850
Provision for impairment	(749)	-	-	(749)
Net book value	84,832			86,101

Amortisation charged to profit or loss provided on intangible assets for the year ended December 31, 2020 was RMB 5,078 (2019: RMB 5,259).

In 2020, due to the disposal of subsidiaries or businesses, the original value and accumulated amortization of intangible assets decreased by RMB 6,470 and RMB 1,342 respectively.

168	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

20 GOODWILL

	December 31, 2020	December 31, 2019
Cost
PetroChina United Pipelines Co., Ltd.	-	37,994
China Oil&Gas Piping Network Corporation	4,413	4,718
Singapore Petroleum Company	2,873	3,072
Other	875	771
Total	8,161	46,555
Provision for impairment	(36)	(3,747)
Net book value	8,125	42,808

In September 2020, the Group sold its major oil and gas pipelines to PipeChina, thus losing control of PetroChina United Pipelines Co., Ltd. (note 42). The related goodwill generated from the acquisition of CNPC pipeline United Co., Ltd. in 2015, with a book value of 34.285 billion yuan, was terminated accordingly.

The impairment of goodwill shall be tested in combination with its related asset groups. The recoverable amount of all cash-generating units has been determined based on value-in-use calculations. These calculations use post-tax cash flow projections based on financial budgets prepared by management. The post-tax discount rates reflect specific risks relating to the cash-generating unit.

For impairment test of the goodwill, the post-tax discount rates ranged 4.9% to 10.5% (2019: 6.5% to 10.5%) were used by management, and write off of impairment of the Group amounted to RMB 3,711 for the year ended December 31, 2020 (2019: nil).

21 LONG-TERM PREPAID EXPENSES

	December 31, 2019	Addition	Reduction	December 31, 2020
Catalyst	5,261	1,451	(1,718)	4,994
Other	4,997	4,145	(2,267)	6,875
Total	10,258	5,596	(3,985)	11,869

2020 ANNUAL REPORT	169

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

22 PROVISION FOR ASSETS

	December 31, 2019	Addi- Tion	Rever- sal	Write-off and others	December 31, 2020
Bad debts provision	5,844	438	(95)	(1,669)	4,518
Including:
Bad debts provision for accounts receivable	2,431	426	(76)	(1,641)	1,140
Bad debts provision for other receivables	2,704	10	(19)	(21)	2,674
Bad debts provision for advances to suppliers	709	2	-	(7)	704
Provision for declines in the value of inventories	1,495	8,337	(186)	(9,129)	517
Provision for impairment of long-term equity investments	169	-	-	(3)	166
Provision for impairment of fixed assets	58,381	1,164	-	(1,208)	58,337
Provision for impairment of oil and gas properties	70,287	13,908	-	(10,438)	73,757
Provision for impairment of construction in progress	6,233	295	-	(1,002)	5,526
Provision for impairment of intangible assets	749	-	-	-	749
Provision for impairment of goodwill	3,747	-	-	(3,711)	36
Provision for impairment of other non-current assets	268	-	-	(5)	263
Total	147,173	24,142	(281)	(27,165)	143,869

23 SHORT-TERM BORROWINGS

	December 31, 2020	December 31, 2019
Mortgage - RMB	-	24
Impawn - USD	-	1,683
Impawn - RMB	-	1
Unsecured - RMB	10,862	42,198
Unsecured - USD	26,542	21,372
Unsecured - JPY	3,316	3,129
Unsecured - Other	634	2,090
	41,354	70,497

The weighted average interest rate for short-term borrowings as of December 31, 2020 is 1.17% per annum (December 31, 2019: 2.84%).

24 NOTES PAYABLE

As of December 31, 2020 and December 31, 2019, notes payable mainly represented commercial acceptance. All notes payable are matured within one year.

170	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

25 ACCOUNTS PAYABLE

The aging of accounts payable are analysed as follows:

	The Group
	December 31, 2020		December 31, 2019
	Amount	Percentage of total balance %	Amount	Percentage of total balance %
Within 1 year	192,416	87	231,595	90
1 to 2 years	11,549	5	13,559	5
2 to 3 years	5,966	3	5,933	2
Over 3 years	10,387	5	9,015	3
	220,318	100	260,102	100

As of December 31, 2020, accounts payable aged over one year amounted to RMB 27,902 (December 31, 2019: RMB 28,507), and mainly comprised of unsettled payables to several suppliers.

26 CONTRACT LIABILITIES

As of December 31, 2020, contract liabilities mainly represented the sales of crude oil, natural gas and refined oil, etc. The contract liabilities aged over one year amounted to RMB 3,501 (December 31, 2019: RMB 3,297). The substantially all of contract liabilities at the beginning of the year has been recognised as revenue for the year ended December 31,2020.

27 EMPLOYEE COMPENSATION PAYABLE

(1)	Employee compensation payable listed as below

	December 31, 2019	Addition	Reduction	December 31, 2020
Short-term employee benefits	9,833	132,704	(133,938)	8,599
Post-employment benefits - defined contribution plans	332	17,605	(17,891)	46
Termination benefits	4	127	(127)	4
	10,169	150,436	(151,956)	8,649

2020 ANNUAL REPORT	171

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

(2)	Short-term employee benefits

	December 31, 2019	Addition	Reduction	December 31, 2020
Wages, salaries and allowances	3,834	100,082	(101,095)	2,821
Staff welfare	-	9,589	(9,589)	-
Social security contributions	767	9,615	(9,845)	537
Including:
Medical insurance	724	8,880	(9,089)	515
Work-related injury insurance	35	589	(606)	18
Maternity insurance	8	146	(150)	4
Housing provident funds	11	10,226	(10,230)	7
Labour union funds and employee education funds	5,168	3,116	(3,103)	5,181
Other	53	76	(76)	53
	9,833	132,704	(133,938)	8,599

(3)	Post-employment benefits-defined contribution plans

	December 31, 2019	Addition	Reduction	December 31, 2020
Basic pension insurance	282	10,189	(10,436)	35
Unemployment insurance	19	343	(361)	1
Annuity	31	7,073	(7,094)	10
	332	17,605	(17,891)	46

As of December 31, 2020, employee benefits payable did not contain any balance in arrears.

28 TAXES PAYABLE

	December 31, 2020	December 31, 2019
Value added tax payable	5,565	4,071
Income tax payable	3,730	7,564
Consumption tax payable	43,470	42,347
Other	10,959	13,400
	63,724	67,382

172	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

29 OTHER PAYABLES

As of December 31, 2020, other payables mainly comprised deposit, earnest money, caution money, insurance payables and cash call payables to joint operation partners, and other payables aged over one year amounted to RMB 8,362 (December 31, 2019: RMB 9,294).

30 CURRENT PORTION OF NON-CURRENT LIABILITIES

	December 31, 2020	December 31, 2019
Long-term borrowings due within one year
Guarantee - RMB	461	65
Guarantee - USD	1,290	11,542
Guarantee - Other	5	10
Impawn - RMB	3	20
Unsecured - RMB	16,867	13,307
Unsecured - USD	10,558	31,333
Unsecured - Other	4	3,594
	29,188	59,871
Debentures payable due within one year	46,000	25,472
Long-term payables due within one year	2	143
Lease liabilities due within one year	6,579	7,393
	81,769	92,879

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

31 LONG-TERM BORROWINGS

	December 31, 2020	December 31, 2019
Guarantee - RMB	4,009	1,324
Guarantee - USD	1,420	12,973
Guarantee - Other	6	16
Impawn - RMB	1,203	275
Impawn - USD	2,284	-
Mortgage - RMB	785	-
Unsecured - RMB	110,599	157,882
Unsecured - USD	65,068	57,403
Unsecured - Other	3,954	4,409
	189,328	234,282
Less: Long-term borrowings due within one year (Note 30)	(29,188)	(59,871)
	160,140	174,411

2020 ANNUAL REPORT	173

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

As of December 31, 2020, the above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries. The RMBj impawn loan is mainly impawned by the right to charge natural gas. The US dollar impawn loan is impawned by the deposit of RMB 2,586. The carrying amount of the secured loan is fixed assets of RMB 1,303.

The maturities of long-term borrowings at the dates indicated are analysed as follows:

	December 31, 2020	December 31, 2019
Between one and two years	45,051	20,309
Between two and five years	100,746	135,875
After five years	14,343	18,227
	160,140	174,411

The weighted average interest rate for long-term borrowings as of December 31, 2020 is 2.88% (December 31, 2019: 4.08%).

The fair value of long-term borrowings amounted to RMB 188,071 (December 31, 2019: RMB 231,476). The fair value are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

174	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

32 DEBENTURES PAYABLE

Debentures’ Name	Issue date	Annual Term of interest December Debentures rate% 31, 2019			Addition	Reduction	December 31, 2020
2012 PetroChina Company Limited Corporate Debentures first tranche - 10 years	November 22, 2012	10- year	4.90	2,000	-	-	2,000
2012 PetroChina Company Limited Corporate Debentures first tranche - 15 years	November 22, 2012	15- year	5.04	2,000	-	-	2,000
2013 PetroChina Company Limited Corporate Debentures first tranche - 10 years	March 15, 2013	10- year	4.88	4,000	-	-	4,000
2015 PetroChina Company Limited second tranche medium-term notes	October 9, 2015	5- year	3.85	20,000	-	(20,000)	-
Kunlun Energy Company Limited priority notes - 5 years	May 13, 2015	5- year	2.88	3,472	-	(3,472)	-
Kunlun Energy Company Limited priority notes - 10 years	May 13, 2015	10- year	3.75	3,471	-	(232)	3,239
2016 PetroChina Company Limited Corporate Debentures first tranche - 5 years	January 19, 2016	5- year	3.03	8,800	-	-	8,800
2016 PetroChina Company Limited Corporate Debentures first tranche - 10 years	January 19, 2016	10- year	3.50	4,700	-	-	4,700
2016 PetroChina Company Limited Corporate Debentures second tranche - 5 years	March 3, 2016	5- year	3.15	12,700	-	-	12,700
2016 PetroChina Company Limited Corporate Debentures second tranche - 10 years	March 3, 2016	10- year	3.70	2,300	-	-	2,300
2016 PetroChina Company Limited Corporate Debentures third tranche - 5 years	March 24, 2016	5- year	3.08	9,500	-	-	9,500

2016 PetroChina Company Limited Corporate Debentures third tranche - 10 years	March 24, 2016	10- year	3.60	2,000	-	-	2,000
2016 PetroChina Company Limited first tranche medium-term notes	May 11, 2016	5- year	3.45	15,000	-	-	15,000
2017 PetroChina Company Limited Corporate Debentures first tranche	August 18, 2017	3- year	4.30	2,000	-	(2,000)	-
2020 PetroChina Company Limited first tranche medium-term notes - 5 years	January 24, 2019	5- year	3.45	10,000	-	-	10,000
2020 PetroChina Company Limited second tranche medium-term notes - 5 years	January 24, 2019	5- year	3.45	10,000	-	-	10,000
2020 PetroChina Company Limited third tranche medium-term notes - 5 years	February 22, 2019	5- year		10,000	-	-	10,000
2020 PetroChina Company Limited fourth tranche medium-term notes - 5 years	February 22, 2019	5- year	3.66	10,000	-	-	10,000
2020 PetroChina Company Limited fifth tranche medium-term notes - 5 years	April 23, 2019	5- year	3.96	10,000	-	-	10,000
2020 PetroChina Company Limited fifth tranche medium-term notes - 3 years	April 9, 2020	3- year	2.42	-	10,000	-	10,000
2020 PetroChina Company Limited fifth tranche medium-term notes - 3 years	April 9, 2020	3- year	2.42	-	10,000	-	10,000
2020 PetroChina Kunlun Gas Company Limited third tranche medium-term notes - 3 Years	April 27, 2020	3- year	2.43	-	1,000	-	1,000
				141,943	21,000	(25,704)	137,239
Less: Debentures Payable due within one year (Note 30)				(25,472)			(46,000)
				116,471			91,239

2020 ANNUAL REPORT	175

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

As of December 31, 2020, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 8,000 (December 31, 2019: RMB 8,000).

The fair value of the debentures amounted to RMB 132,323 (December 31, 2019: RMB 140,331). The fair value are based on discounted cash flows using an applicable discount rate based upon the prevailing market rates as at the balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned debentures payable).

33 PROVISIONS

	December 31, 2019	Addition	Reduction	December 31, 2020
Asset retirement obligations	137,935	9,531	(32,647)	114,819

Asset retirement obligations are related to oil and gas properties. In 2020, domestic oil and gas field companies adjusted the discount period with reference to the remaining life corresponding to the proved developed reserves in each block, updated various oil and gas assets retirement standards based on the latest legal requirements, technology and price levels, reviewed the adopted discount rate, and then recalculate and adjust the provision for the asset retirement expense of oil and gas properties at the end of the year. The changes in related accounting estimates and new liabilities provided resulted in a reduction in estimated liabilities of RMB 24,059

34 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	December 31, 2020		December 31, 2019
	Deferred tax assets	Deductible Temporary differences	Deferred tax assets	Deductible Temporary differences
Provision for impairment of assets	7,418	40,836	10,856	45,764
Wages and welfare	1,258	6,072	1,590	7,411
Carry forward of losses	24,646	215,844	20,391	193,674
Other	8,995	50,603	12,714	61,973
	42,317	313,355	45,551	308,822

Tax losses that can be carried forward to future years include deferred tax assets arising from the losses of the branches in the eastern region. The tax expenses of its branches in the eastern and western regions were paid in aggregate according to the requirements of the competent tax authority.

176	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

(b) Deferred tax liabilities

	December 31, 2020		December 31, 2019
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable Temporary differences
Depreciation and depletion of fixed
assets and oil and gas properties	24,147	87,208	27,646	100,506
Other	23,196	92,798	15,064	59,866
	47,343	180,006	42,710	160,372

Deferred tax assets and liabilities after offset are listed as below:

	December 31, 2020	December 31, 2019
Deferred tax assets	11,364	24,259
Deferred tax liabilities	16,390	21,418

35 SHARE CAPITAL

	December 31, 2020	December 31, 2019
H shares	21,099	21,099
A shares	161,922	161,922
	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., Ltd.. The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

2020 ANNUAL REPORT	177

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

36 CAPITAL SURPLUS

	December 31, 2019	Addition	Reduction	December 31, 2020
Capital premium	84,338	2	-	84,340
Other capital surplus
Capital surplus under the old CAS	40,955	-	-	40,955
Other	2,021	-	(94)	1,927
	127,314	2	(94)	127,222

37 SURPLUS RESERVES

	December 31, 2019	Addition	Reduction	December 31, 2020
Statutory Surplus Reserves	197,242	6,275	-	203,517
Discretionary Surplus Reserves	40	-	-	40
	197,282	6,275	-	203,557

Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the year ended December 31, 2020 (2019: None).

38 UNDISTRIBUTED PROFITS

For the year ended December 31, 2020
Undistributed profits at beginning of the period	738,124
Add: Net profit attributable to equity holders of the Company	19,002
Less: Appropriation to statutory surplus reserves	(6,275)
Dividends payable to ordinary shares	(28,078)
Others	166
Undistributed profits at end of the period	722,939

At the first meeting of the Board of Directors in 2021, the Board of Directors proposed annual dividends attributable to equity holders of the Company in respect of 2020 of RMB 0.08742 yuan per share, amounting to a total of RMB 16,000 according to the issued 183,021 million shares. The above proposal is subject to the approval of the shareholders’ meeting and is not recognised as liabilities as at December 31, 2020.

178	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

39 NON-CONTROLLING INTERESTS

Non-controlling interests attributable to non-controlling interests of subsidiaries:

	Percentage of shares held by non- controlling interests %	Profit or loss attributable to non- controlling interests	Dividends declared to non- controlling interests	Balance of non- controlling interests

CNPC Exploration and Development Company Limited	50.00	3,311	1,498	78,361
KunLun Energy Company Limited	46.00	6,343	3,309	54,610
PetroChina Sichuan Petrochemical Company Limited	10.00	52	12	2,478
PetroKazakhstan Inc.	33.00	(114)	46	1,159
Others				14,856
				151,464

40 OPERATING INCOME AND COST OF SALES

	The Group
	2020		2019
	Income	Cost	Income	Cost

Principal operations (b)	1,875,016	1,485,062	2,458,600	1,941,729
Other operations (c)	58,820	61,542	58,210	60,674
Total	1,933,836	1,546,604	2,516,810	2,002,403
Including: Revenue from contracts with customers (a)	1,932,753		2,515,660
Other revenue	1,083		1,150

	The Company
	2020		2019
	Income	Cost	Income	Cost

Principal operations (b)	1,053,947	812,770	1,320,273	1,010,193
Other operations (c)	43,575	45,633	43,605	43,801
Total	1,097,522	858,403	1,363,878	1,053,994
Including: Revenue from contracts with customers (a)	1,096,898		1,363,258
Other revenue	624		620

2020 ANNUAL REPORT	179

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

(a) Revenue from contracts with customers

	Exploration	Refining			Head
2020	and	and		Natural Gas	Office and
Contract classification	Production	Chemicals	Marketing	and Pipeline	Other	Total

Type of merchandise
Crude oil	333,557	-	447,384	-	-	780,941
Natural Gas	118,388	-	173,696	294,297	-	586,381
Refining Products	-	616,063	822,192	-	-	1,438,255
Petrochemicals Products	-	150,296	30,344	-	-	180,640
Pipeline transportation
business	-	-	-	52,273	-	52,273
Non-Oil Sales in Gas
Stations	-	-	22,360	-	-	22,360
Others	78,631	8,254	1,300	23,800	3,515	115,500
Intersegment elimination	(437,670)	(492,667)	(276,503)	(35,437)	(1,320)	(1,243,597)
Total	92,906	281,946	1,220,773	334,933	2,195	1,932,753
Geographical
classification
Mainland China	27,028	281,946	554,620	334,933	2,195	1,200,722
Others	65,878	-	666,153	-	-	732,031
Total	92,906	281,946	1,220,773	334,933	2,195	1,932,753

	Exploration	Refining			Head
2019	and	and		Natural Gas	Office and
Contract classification	Production	Chemicals	Marketing	and Pipeline	Other	Total

Type of merchandise
Crude oil	476,974	-	623,757	-	-	1,100,731
Natural gas	110,837	-	238,999	291,641	-	641,477
Refining products	-	834,879	1,161,054	-	-	1,995,933
Chemical products	-	156,938	28,348	-	-	185,286
Pipeline transportation
business	-	-	-	70,568	-	70,568
Non-oil sales in gas
stations	-	-	21,146	-	-	21,146
Others	88,284	8,036	1,513	28,341	3,684	129,858
Intersegment elimination	(552,672)	(702,207)	(332,164)	(40,652)	(1,644)	(1,629,339)
Total	123,423	297,646	1,742,653	349,898	2,040	2,515,660
Geographical
classification
Mainland China	41,596	297,646	784,379	349,898	2,040	1,475,559
Others	81,827	-	958,274	-	-	1,040,101
Total	123,423	297,646	1,742,653	349,898	2,040	2,515,660

Note:	In 2020, the group adjusted PetroChina Fuel Oil Co., Ltd. and lubricating oil branch from the sales sector to the refining and chemical sector, and restated the comparative data of the previous year. For details, please refer to the report section in note 58.

180	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

	The Company
Contract classification	2020	2019

Type of merchandise
Crude oil	258,520	375,663
Natural gas	412,096	421,586
Refining products	995,669	1,347,539
Chemical products	149,677	156,867
Pipeline transportation business	7,148	9,541
Non-oil sales in gas stations	19,098	17,829
Others	51,526	57,354
Intersegment elimination	(796,836)	(1,023,121)
Total	1,096,898	1,363,258

(b) Income and cost of sales from principal operations

	The Group
	2020		2019
	Income	Cost	Income	Cost

Exploration and Production	512,349	401,189	654,225	465,969
Refining and Chemicals	766,358	566,858	991,817	747,042
Marketing	1,473,620	1,420,966	2,052,289	1,999,819
Natural Gas and Pipeline	362,559	331,063	384,438	353,235
Head Office and Other	493	296	479	282
Intersegment elimination	(1,240,363)	(1,235,310)	(1,624,648)	(1,624,618)
Total	1,875,016	1,485,062	2,458,600	1,941,729

	The Company
	2020		2019
	Income	Cost	Income	Cost

Exploration and Production	394,614	337,664	505,229	402,080
Refining and Chemicals	572,593	405,607	755,186	558,669
Marketing	572,754	550,102	749,225	724,908
Natural Gas and Pipeline	308,217	311,528	328,875	342,945
Head Office and Other	493	296	479	282
Intersegment elimination	(794,724)	(792,427)	(1,018,721)	(1,018,691)
Total	1,053,947	812,770	1,320,273	1,010,193

020 ANNUAL REPORT	181

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

(c) Income and cost of sales from other operations

	The Group
	2020		2019
	Income	Cost	Income	Cost

Sale of materials	9,634	9,454	10,861	10,568
Other	49,186	52,088	47,349	50,106
Total	58,820	61,542	58,210	60,674

	The Company
	2020		2019
	Income	Cost	Income	Cost

Sale of materials	9,230	8,905	9,840	9,287
Other	34,345	36,728	33,765	34,514
Total	43,575	45,633	43,605	43,801

41 TAXES AND SURCHARGES

	2020	2019
Consumption tax	145,525	164,973
Resource tax	18,468	24,388
City maintenance and construction tax	13,647	16,001
Educational surcharge	9,882	11,732
Crude oil special gain levy	178	771
Others	7,204	9,040
	194,904	226,905

42 SELLING EXPENSES

	2020	2019

Employee compensation costs	22,775	24,507
Depreciation, depletion and amortisation	15,220	14,266
Transportation expenses	15,618	16,163
Lease, packing, warehouse storage expenses	3,463	3,329
Others	14,400	15,843
	71,476	74,108

182	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

43 GENERAL AND ADMINISTRATIVE EXPENSES

	2020	2019

Employee compensation costs	28,905	31,020
Depreciation, depletion and amortisation	6,953	7,004
Repair expenses	6,503	7,510
Lease, packing, warehouse storage expenses	972	1,090
Safety fund	4,457	6,239
Technology service expense	1,271	1,256
Other taxes	459	892
Others	5,795	6,746
	55,315	61,757

44 RESEARCH AND DEVELOPMENT EXPENSES

	2020	2019

Employee compensation costs	6,989	6,953
Depreciation, depletion and amortisation	1,472	1,506
Fuel and material consumption	941	968
Others	6,344	6,239
	15,746	15,666

45 FINANCE EXPENSES

	2020	2019

Interest expenses	27,423	31,571
Include: Interest expenditure on lease liabilities	6,297	7,476
Less: Capitalized interest	(895)	(1,162)
Less: Interest income	(3,023)	(3,631)
Exchange losses	14,279	10,016
Less: Exchange gains	(14,387)	(10,017)
Others	907	1,039
	24,304	27,816

46 OTHER INCOME

	2020	2019

Refund of import value-added tax, relating to the import of natural gas	3,570	4,910
Refund of value-added tax, relating to the change from business tax to value-added tax	1,976	2,093
Others	4,343	4,264
	9,889	11,267

2020 ANNUAL REPORT	183

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

47 INVESTMENT INCOME

	The Group
	2020	2019

Gains on investments in other equity instruments	25	22
Share of profit of associates and joint ventures	3,533	8,229
Disposal of (loss)/income from associates and joint ventures	(5)	238
Gain on Pipeline restructuring (i)	46,946	-
Gains on disposal of other subsidiaries and business units	1,242	49
Others	104	329
	51,845	8,867

(i)	On July 23, 2020, the company signed a series of agreements with national pipeline network group to sell its main oil and gas pipelines, part of gas storage and LNG terminal operation business (including relevant subsidiaries, associated companies, joint ventures and some branches) to national pipeline network group for 29.9% equity and corresponding cash consideration(“Pipeline restructuring”). The transaction was completed on September 30, 2020. In the transaction, the total equity consideration and cash consideration received by the company was RMB 247,471, the net assets of the disposed business attributable to the company on the disposal date was RMB 200,525.

	The Company
	2020	2019

Gains on investments in other equity instruments	15	13
Share of profit of associates and joint ventures	5,314	4,108
Dividends declared by subsidiaries	25,664	22,285
Disposal of (losses)/income from associates and joint ventures	(6)	227
Gains/(Losses) on disposal of subsidiaries and other business units	83,425	(17)
	114,412	26,616

48 CREDIT LOSSES/ (REVERSAL)

	2020	2019

Accounts receivable	350	(1,378)
Other receivables	(9)	(11)
Others	-	11
	341	(1,378)

49 ASSET IMPAIRMENT LOSSES

	2020	2019

Impairment losses for bad debts provision	2	11
Impairment losses for declines in the value of inventories	8,151	1,260
Impairment losses for fixed assets and oil and gas properties	15,072	13,000
Impairment losses for construction in progress	295	419
Impairment losses for other non-current assets	-	22
	23,520	14,712

184	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

50 GAINS FROM ASSET DISPOSALS

	2020	2019	Amount recognised in non-recurring profit or loss in 2020

Gains from disposal of fixed assets and oil and gas properties	276	302	276
Losses from disposal of construction in progress	(1)	-	(1)
Gains from disposal of intangible assets	131	119	131
Gains from disposal of other long-term assets	1,017	144	1,017
	1,423	565	1,423

51 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	2020	2019	Amount recognised in non-recurring profit or loss in 2020

Government grants	1,347	1,014	1,347
Other	2,762	3,957	2,762
	4,109	4,971	4,109

Others mainly include the change of abandonment obligation of oil and gas properties affecting the amount of profit and loss.

(b) Non-operating expenses

	2020	2019	Amount recognised in non-recurring profit or loss in 2020

Fines	30	168	30
Donation	398	353	398
Extraordinary loss	815	1,427	815
Damage or scrapping of non-current assets	5,674	10,111	5,674
Other	5,906	5,219	5,906
	12,823	17,278	12,823

52 TAXATION

	2020	2019
Income taxes	14,922	32,718
Deferred taxes	7,666	3,485
	22,588	36,203

2020 ANNUAL REPORT	185

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2020	2019
Profit before taxation	56,069	103,213
Tax calculated at a tax rate of 25%	14,017	25,803
Tax return true-up	256	691
Effect of income taxes from international operations different from
taxes at the PRC statutory tax rate	1,522	6,112
Effect of preferential tax rate	(1,312)	(5,529)
Tax effect of income not subject to tax	(3,612)	(3,767)
Tax effect of expenses not deductible for tax purposes	5,455	4,479
Tax effect of temporary differences and losses unrecognised at
deferred tax assets	6,262	8,414
Taxation	22,588	36,203

53 EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2020 and 2019 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

54 OTHER COMPREHENSIVE INCOME

Other comprehensive income attributable to	December			December
equity holders of the Company	31, 2019	Addition	Reduction	31, 2020
Items that will not be reclassified to profit or loss
Including: Changes in fair value of investments
in other equity instruments	323	24	(46)	301
Items that may be reclassified to profit or loss
Including: Other comprehensive income recognized under equity method
	903	73	(514)	462
Translation differences arising from translation of foreign currency financial statements

	(28,939)	12,747	(16,656)	(32,848)
Others	(43)	-	-	(43)
Total	(27,756)	12,844	(17,216)	(32,128)

186	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

 PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

55 SUPPLEMENT TO INCOME STATEMENT

Expenses are analysed by nature:

	2020	2019
Operating income	1,933,836	2,516,810
Less: Changes in inventories of finished goods and work in progress	(33,454)	4,912
Raw materials and consumables used	(1,234,343)	(1,702,746)
Employee benefits expenses	(147,604)	(154,318)
Depreciation, depletion and amortisation expenses	(198,511)	(211,847)
(Loss) / reversal of credit losses	(341)	1,378
Assets impairment losses	(23,520)	(14,712)
Lease expenses	(3,362)	(3,514)
Finance expenses	(24,304)	(27,816)
Other expenses	(203,614)	(292,627)
Operating profit	64,783	115,520

56 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS

(a) Reconciliation from the net profit to the cash flows from operating activities

	The Group		The Company
	2020	2019	2020	2019
Net profit	33,481	67,010	62,745	30,366
Add: Asset impairment losses	23,520	14,712	13,110	7,267
Credit losses / (reversal)	341	(1,378)	143	(1,461)
Depreciation and depletion of fixed asset and oil and gas properties	178,648	191,878	116,450	118,052
Depreciation and depletion of right-of-use assets	11,272	11,977	6,630	7,492
Amortisation of intangible assets	5,078	5,259	4,130	4,385
Amortisation of long-term prepaid expenses	3,513	2,733	2,652	2,176
Gains on disposal of fixed assets, oil and gas properties,
intangible assets and other long-term assets	(1,423)	(565)	(1,302)	(589)
Damage or scrapping of fixed assets and oil and gas properties	5,674	10,111	1,416	6,078
Capitalised exploratory costs charged to expense	8,934	8,900	8,456	7,826
Safety fund reserve	(1,505)	(1,318)	(1,805)	(860)
Finance expenses	23,505	26,778	19,926	20,168
Investment income	(51,845)	(8,867)	(114,412)	(26,616)
Changes in deferred taxation	7,666	3,485	12,714	3,171
Decrease / (increase) in inventories	43,645	(5,624)	39,272	(2,827)
Decrease / (increase) in operating receivables	14,751	(5,017)	554	6,531
Increase in operating payables	13,320	39,536	20,871	15,307
Net cash flows from operating activities	318,575	359,610	191,550	196,466

2020 ANNUAL REPORT	187

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

(b) Net increase/(decrease) in cash and cash equivalents

	The Group		The Company
	2020	2019	2020	2019
Cash at the end of the period	118,631	86,409	37,666	4,636
Less: Cash at the beginning of the period	(86,409)	(85,954)	(4,636)	(13,109)
Add: Cash equivalents at the end of the period	-	-	-	-
Less: Cash equivalents at the beginning of the period	-	-	-	-
Increase /(decrease) in cash and cash equivalents	32,222	455	33,030	(8,473)

(c) Cash and cash equivalents

	The Group		The Company
	December	December	December	December
	31, 2020	31, 2019	31, 2020	31, 2019
Cash at bank and on hand	145,950	110,665	42,787	6,636
Less: Time deposits with maturities over 3 months	(27,319)	(24,256)	(5,121)	(2,000)
Cash and cash equivalents at the end of the period	118,631	86,409	37,666	4,636

(d) Information on disposal of subsidiaries and other business units

The Group
2020
Cash or cash equivalents received by subsidiaries and other business units in the
current year	84,501
Less: cash and cash equivalents held by subsidiaries and other business units	(1,734)
Net cash received from disposal of subsidiaries and other business units	82,767
Disposal of non-cash assets and liabilities of subsidiaries and other business units
- current assets	35,035
- Non-current assets	321,291
- current liabilities	39,357
- Non-current liabilities	61,611

188	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

 PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

57 LEASING

The leases where the Group is a lessee

Right-of-use assets

	January 1, 2020	Addition	Reduction	December 31, 2020
Cost
Land	104,821	6,427	(9,399)	101,849
Buildings	91,920	6,020	(40,603)	57,337
Equipment and Machinery	2,934	29	(322)	2,641
Other	2,068	723	(596)	2,195
Total	201,743	13,199	(50,920)	164,022
Accumulated depreciation
Land	(3,623)	(3,681)	337	(6,967)
Buildings	(7,369)	(6,601)	3,131	(10,839)
Equipment and Machinery	(718)	(703)	255	(1,166)
Other	(401)	(426)	115	(712)
Total	(12,111)	(11,411)	3,838	(19,684)
Net book value
Land	101,198			94,882
Buildings	84,551			46,498
Equipment and Machinery	2,216			1,475
Other	1,667			1,483
Total	189,632			144,338

The lease term of the Group’s lease land use right ranges from two to thirty years. The lease underlying assets classified as buildings are mainly the leased gas filling station, oil storage and office building. The lease underlying assets classified as equipment and machinery are mainly drilling equipment, production equipment and other movable equipment.

Depreciation charged to profit or loss provided on right-of-use assets for the year ended December 31, 2020 was RMB 11,272 (2019:RMB 11,977).

Lease Liabilities

	December 31, 2020	December 31, 2019
Lease liabilities	129,223	171,536
Less: Lease liabilities due within one year (Note 30)	(6,579)	(7,393)
	122,644	164,143

2020 ANNUAL REPORT	189

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

Analysis of the undiscounted cash flow of the lease liability is as follows:

	December 31, 2020	December 31, 2019
Within one year	11,824	14,304
Between one to two years	10,236	13,569
Between two to five years	29,862	37,531
Over five years	153,967	210,750
	205,889	276,154

58 SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

In 2020, in order to promote the transformation and upgrading of refining and chemicals business, promote the quality-oriented business development of refined products and lubricating oil production and marketing, promote specialised operation, market-oriented operation, lean management and integrated coordination, the Group transferred PetroChina Fuel Oil Co., Ltd. and PetroChina Lubricant Company from Marking to Refining and Chemicals, and synchronize budget control and performance evaluation indicator accordingly. The comparative data regarding the Refining and Chemicals and the Marketing segment in the same period of 2019 are restated, and two companies above are as included in the Refining and Chemicals segment from the earliest reporting period as reported.

The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.

190	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

(1) Operating segments

(a) Segment information as of and for the year ended December 31, 2020 is as follows:

	Exploration	Refining		Natural	Head
	and	and		Gas and	Office and
	Production	Chemicals	Marketing	Pipeline	Other	Total
Revenue	530,807	774,775	1,497,533	370,771	3,547	3,177,433
Less: Intersegment revenue	(437,670)	(492,667)	(276,503)	(35,437)	(1,320)	(1,243,597)
Revenue from external

customers	93,137	282,108	1,221,030	335,334	2,227	1,933,836
Segment expenses (i)	(372,918)	(401,901)	(981,540)	(96,718)	(17,283)	(1,870,360)
Segment result
	47,591	(426)	826	30,132	(14,647)	63,476
Unallocated expenses						1,307
Operating profit
						64,783
Segment assets	1,494,229	433,364	508,232	356,082	1,660,460	4,452,367
Other assets						17,361
Elimination of intersegment
balances (ii)						(1,981,328)
Total assets
						2,488,400
Segment liabilities	658,521	186,332	321,460	192,456	573,340	1,932,109
Other liabilities						80,114
Elimination of intersegment
balances (ii)						(890,708)
Total liabilities
						1,121,515
Depreciation, depletion and
amortisation	(151,722)	(23,906)	(17,829)	(19,478)	(1,825)	(214,760)
Asset impairment losses	19,551	252	3,709	8	-	23,520
Credit losses	18	42	171	110	-	341
Capital expenditures	186,620	21,810	16,294	21,143	626	246,493

2020 ANNUAL REPORT	191

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the year ended December 31, 2019 is as follows:

	Exploration	Refining		Natural	Head
	and	and		Gas and	Office and
	Production	Chemicals	Marketing	Pipeline	Other	Total
Revenue	676,320	1,000,062	2,075,044	391,023	3,700	4,146,149
Less: Intersegment revenue	(552,672)	(702,207)	(332,164)	(40,652)	(1,644)	(1,629,339)
Revenue from external
customers	123,648	297,855	1,742,880	350,371	2,056	2,516,810
Segment expenses (i)	(414,958)	(507,465)	(1,338,628)	(91,916)	(16,605)	(2,369,572)
Segment result	116,663	19,710	(532)	25,440	(14,043)	147,238
Unallocated expenses						(31,718)
Operating profit						115,520
Segment assets	1,566,633	405,691	503,902	546,011	1,435,828	4,458,065
Other assets						29,908
Elimination of intersegment
balances (ii)						(1,754,783)
Total assets						2,733,190
Segment liabilities	720,028	151,051	305,804	277,370	594,000	2,048,253
Other liabilities						88,800
Elimination of intersegment
balances (ii)						(848,441)
Total liabilities						1,288,612
Depreciation, depletion and
amortisation	(147,295)	(24,041)	(16,656)	(21,969)	(1,886)	(211,847)
Asset impairment losses	11,542	1,478	1,233	459	-	14,712
Credit losses/ (reversal)	38	(30)	(58)	(1,324)	(4)	(1,378)
Capital expenditures	230,117	21,823	17,074	27,004	758	296,776

(i)	Segment expenses include cost of sales , taxes and surcharges, selling expenses, general and administrative expenses, research and development expenses, other income.

(ii)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(2) Geographical information

Revenue from external customers	2020	2019
Mainland China	1,212,821	1,476,693
Other	721,015	1,040,117
	1,933,836	2,516,810

Non-current assets (i)	December 31, 2020	December 31, 2019
Mainland China	1,789,455	2,027,541
Other	190,785	213,427
	1,980,240	2,240,968

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

192	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

 PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

59	FINANCIAL RISK MANAGEMENT

1.	Financial risk

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(1) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(a) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, natural gas, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(b) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings(Including debentures payable). The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings and debentures payable, together with their respective interest rates and maturity dates, is included in Note 31 and 32.

(c) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group.

The Group uses derivative financial instruments, including commodity futures, commodity swaps and commodity options, to hedge some price risks efficiently.

2020 ANNUAL REPORT	193

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

(2) Credit risk

Credit risk arises from cash at bank and on hand and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers, and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The aging analysis of accounts receivable and related provision for bad debts are presented in Note 8.

The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and receivables financing included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(3) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s long-term borrowings, debentures payable and lease liabilities based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 31, 32 and 57.

2. Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings, debentures payable and ultra short-term financing bond. The gearing ratio at December 31, 2020 is 21.3% (December 31, 2019: 24.4%).

194	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

3. Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2020 and 2019 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, accounts receivable , other receivables, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings and debentures payable are presented in Note 31 and Note 32, respectively.

The investment in other equity instruments and receivables financing are measured at fair value at the end of the reporting period. The fair value of the investment in other equity instruments is mainly categorised into level 1 of the fair value hierarchy which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques. Receivables financing are short-term bills of acceptance issued by banks, their fair value approximate the face value of the bill.

60	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Parent Company

(a) General information of parent company

CNPC, the immediate parent of the Company, is a limited liability company directly controlled by the PRC government.

	Type of Legal	Place of	Legal
	Entity	incorporation	representative	Principal activities
China National Petroleum Corporation	Limited liability company (wholly state-owned)	PRC	Dai Houliang	Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, construction and technical services and petroleum equipment manufacturing etc.

(b) Equity interest and voting rights of parent company

	December 31, 2020		December 31, 2019
	Equity interest %	Voting rights %	Equity interest %	Voting rights %
China National Petroleum
Corporation	80.41	80.41	80.41	80.41

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

2020 ANNUAL REPORT	195

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020 (All amounts in RMB millions unless otherwise stated)

(3) Nature of related parties that are not controlled by the Company

Names of related parties	Relationship with the Company
China Oil & Gas Piping Network Corporation	Associate
China Petroleum Finance Co., Ltd.	Associate
CNPC Captive Insurance Co., Ltd.	Associate
China National Aviation Fuel Group Limited	Associate
China Marine Bunker (PetroChina) Co., Ltd.	Joint venture
Mangistau Investment B.V.	Joint venture
Trans-Asia Gas Pipeline Co., Ltd.	Joint venture
CNPC Bohai Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Co., Ltd.	Fellow subsidiary of CNPC
CNPC Chuanqing Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau Co., Ltd.	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau Co., Ltd.	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau Co., Ltd.	Fellow subsidiary of CNPC
CNPC Transportation Co., Ltd.	Fellow subsidiary of CNPC
CNPC Material Company Co., Ltd.	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation Co., Ltd.	Fellow subsidiary of CNPC
China National United Oil Co., Ltd.	Fellow subsidiary of CNPC

(4) Summary of significant related party transactions

(a) Related party transactions with CNPC and its subsidiaries:

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 24, 2017 for a period of three years which took effect on January 1, 2018. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which amended in 2014. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 27, 2020 for a period of three years which took effect on January 1, 2021. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which amended in 2017.

196	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in RMB millions unless otherwise stated)

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing On August 24, 2017, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing land. The Company agreed to lease an aggregate area of approximately 1,773 million square meters from CNPC, and adjusted the total fee of land, according to the newly confirmed area of leasing land and the situation of land market. In addition, the annual fee (exclusive of tax and government charges) of land was adjusted to no more than RMB 5,783. Besides area and fee of land, the other lease terms of the Land Use Rights Leasing Contract and Supplemental Land Use Rights Leasing Contract kept the same. The confirmation letter was effective since January 1, 2018. The company and CNPC issued confirmation letters on August 27, 2020 respectively, and both parties readjusted the area and rent of the leased land. The company agreed to lease the land with a total area of about 1,142 billion square meters to CNPC. Both parties adjusted the total rent of the land according to the re confirmed land lease area and land market conditions, and agreed to transfer the leased land to CNPC The annual rent of the land (excluding taxes and fees) is adjusted to no more than 5,673 billion yuan. Except for the area and rent of the leased land, other terms of the land use right lease contract and its supplementary agreement remain unchanged. The confirmation will take effect from January 1, 2021.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. On August 24, 2017, the Company and CNPC entered into a New Buildings Leasing Contract which took effect on January 1, 2018. The Revised Buildings Leasing Contract was terminated on the effective date of the New Buildings Leasing Contract. Under this contract, buildings covering an aggregate area of 1,152,968 square meters were leased at rental payable approximately RMB 730. The Revised Building Leasing Contract will expire at December 31, 2037. On August 27, 2020, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC each issued a contract which took effect on January 1, 2021. Under this contract, buildings covering an aggregate area of 1,287,486 square meters were leased at annual rental payable approximately RMB 713. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

2020 ANNUAL REPORT	197

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

	Notes	2020	2019
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	63,623	99,279
Purchase of goods and services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	140,241	175,771
Fees for production services	(3)	110,078	147,045
Social services charges	(4)	1,791	2,012
Ancillary services charges	(5)	1,350	1,451
Material supply services	(6)	29,059	33,246
Financial services
Interest income	(7)	381	460
Interest expense	(8)	7,165	7,776
Other financial service expense	(9)	886	983
Rental and other expenses paid to CNPC and its fellow subsidiaries	(10)	8,294	10,106
Purchases of assets from CNPC and its subsidiaries	(11)	767	1,701

Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.

(2)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.

(3)	Production services comprise the repair of machinery and equipment, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.

(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.

(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(7)	The bank deposits in CNPC and its fellow subsidiaries as of December 31, 2020 were RMB 40,377(December 31, 2019: RMB 28,304).

(8)	The loans from CNPC and its fellow subsidiaries including long-term borrowings, long-term borrowings due within one year and short-term borrowings as of December 31, 2020 were RMB 96,298(December 31, 2019: RMB 179,699 ).

(9)	Other financial service expense primarily refers to expense of insurance and other services.

(10)	Rental and other expenses paid to CNPC and its subsidiaries refer to: 1) Rental was calculated and paid in accordance with the Building and Land Use Rights leasing contract between the group and CNPC. 2) Rents and other payments (including all rents, leasing service fees and prices for exercising purchase options) were paid according to other lease agreements entered in to by the Group and CNPC and its fellow subsidiaries.

(11)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

198	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

(b) Related party transactions with associates and joint ventures:

The transactions between the Group and its associates and joint ventures are conducted at government-prescribed prices or market prices.

	2020	2019
(a) Sales of goods
- Crude Oil	19,302	3,178
- Refined products	20,264	28,814
- Chemical products	1,169	1,307
- Natural Gas	9,729	358
(b) Sales of services	41	46
(c) Purchases of goods	19,554	27,265
(d) Purchases of services	19,785	2,012

(5)  Commissioned loans

The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2020, the eliminated commissioned loans include the loans provided by the Company to its subsidiaries amounted to RMB 655 (December 31, 2019:RMB 3,918) and the loans provided to the Company by its subsidiaries amounted to RMB 19,185 (December 31, 2019:RMB 39,397).

(6)  Guarantees

CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 30, Note 31 and Note 32.

(7)  Receivables and payables with related parties

(a) Receivables from related parties

	December 31, 2020	December 31, 2019
CNPC and its subsidiaries
Accounts receivable	7,814	11,646
Other receivables	4,380	4,616
Advances to suppliers	11,497	6,399
Other non-current assets	8,670	8,135
Associates and joint ventures
Accounts receivable	842	1,143
Advances to suppliers	314	123
Other current assets	10,946	11,951
Other non-current assets	6,581	8,107
Other receivables	7,926	302

2020 ANNUAL REPORT	199

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

As of December 31, 2020, the provisions for bad debts of the receivables from related parties amounted to RMB 5 (December 31, 2019: RMB 5).

As of December 31, 2020, the receivables from related parties represented 42% (December 31, 2019: 36%) of total receivables.

(b) Payables to related parties

	December 31, 2020	December 31, 2019
CNPC and its subsidiaries
Notes payable	992	449
Accounts payable	48,967	56,661
Other payables	11,159	3,131
Contract liabilities	2,671	718
Lease liabilities (including lease liabilities due within one year)	99,725	139,250
Other non-current liabilities	-	827

Associates and joint ventures
Accounts payable	2,930	894
Other payables	3,214	70
Contract liabilities	21	74

As of December 31, 2020, the payables to related parties represented 33% (December 31, 2019: 36%) of total payables.

(8) Key management personnel compensation

	2020	2019
	RMB’000	RMB’000
Key management personnel compensation	17,936	14,838

200	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

61   CONTINGENT LIABILITIES

(1)  Bank and other guarantees

At December 31, 2020 and 2019, the Group did not guarantee related parties or third parties any significant borrowings or others.

(2)  Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(3)  Legal contingencies

During the reporting period, the Group has complied with domestic and overseas laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding of the group, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(4)  Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

62   COMMITMENTS

(1)  Capital commitments

As of December 31, 2020, the Group’s capital commitments contracted but not provided for were RMB 714 (December 31, 2019: RMB 56,856).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(2)  Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 700 for the year ended December 31, 2020 (2019: RMB 535).

2020 ANNUAL REPORT	201

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2020	December 31, 2019
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

202	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
(All amounts in RMB millions unless otherwise stated)

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

1  NON-RECURRING PROFIT/LOSS ITEMS

	2020	2019

Net losses on disposal of non-current assets	(4,251)	(9,546)
Government grants recognised in the income statement	1,347	1,014
Reversal of provisions for bad debts against receivables	95	1,629
Net gains arising from the disposal of associates and joint ventures	(5)	238
Gain on Pipeline restructuring	46,946	-
Gains on disposal of other subsidiaries and business units	1,242	49
Other non-operating income and expenses	(4,387)	(3,210)
	40,987	(9,826)
Tax impact of non-recurring profit/loss items	(9,959)	1,913
Impact of non-controlling interests	(35)	105
Total	30,993	(7,808)

2   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

The consolidated net profit for the year under IFRS and CAS were RMB 33,485 and RMB 33,481, respectively, with a difference of RMB 4; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB 1,366,621 and RMB 1,366,885, respectively, with a difference of RMB 264. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

3   DEDUCTION OF OPERATING INCOME

	2020	2019
Operating income	1,933,836	2,516,810
Deductible from operating income
Including: sales of materials	9,634	10,861
Revenue from rental of fixed assets	1,083	1,150
Sales of services	5,239	5,758
Non-oil sales in gas stations	22,360	21,146
Other	20,504	19,295
Subtotal of operating income unrelated to principle operations	58,820	58,210
Revenue without commercial substance	-	-
Deduction of operating income	1,875,016	2,458,600

2020 ANNUAL REPORT	203

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED

(established in the People’s Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of PetroChina Company Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 211 to 272, which comprise the consolidated statement of financial position as at December 31, 2020, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2020 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”) together with any ethical requirements that are relevant to our audit of the consolidated financial statements in the People’s Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matter

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

204	PETROCHINA COMPANY LIMITED

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessment of impairment of oil and gas properties
Refer to notes 3(g), 3(h), 5(b) and 16 to the consolidated financial statements
The Key Audit Matter	How the matter was addressed in our audit

Oil and gas properties as included in property, plant and equipment amounted to Renminbi (“RMB”) 813,888 million as at December 31, 2020 and the impairment losses recognized for oil and gas properties for the year ended December 31, 2020 were RMB 13,908 million.

The Company allocates oil and gas properties to separately identifiable cash-generating units (“CGUs”) and reviews these CGUs for possible impairment by considering events or changes in circumstances indicating that their carrying amounts may not be recoverable. Such events and changes in circumstances include the economic impact on theseCGUs resulting from lower oil and gas prices, higherproduction costs and decline in oil and gas reservevolumes as estimated by the reserves specialists inaccordance with recognized industry standards.

For those CGUs where an impairment indicator is identified, the Company compares the carrying amount of individual CGU with its recoverable amount, which is estimated by calculating the value in use usinga discounted cash flow forecast, to determine theimpairment loss to be recognized, if any.

The primary procedures we performed to address this key audit matter included the following:

●    tested certain internal controls over the processes for impairment assessment of oil and gas properties;

●    evaluated the Company’s identification of CGUs, allocation of assets to those CGUs and identification of impairment indicators;

●    assessed the competence, capabilities and objectivity of the Company’s reserves specialists and evaluated the methodology adopted by them in estimating the oil and gas reserves against the recognized industry standards;

●    evaluated the future selling prices for crude oil and natural gas used in the discounted cash flow forecasts by comparing them with the Company’s business plans and forecasts by external analysts;

●    evaluated the future production costs and future production profiles used in the discounted cash flow forecasts by comparing them with oil and gas reserves reports issued by the reserves specialists;

2020 ANNUAL REPORT	205

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessment of impairment of oil and gas properties (continued)
Refer to notes 3(g), 3(h), 5(b) and 16 to the consolidated financial statements
The key audit matter	How the matter was addressed in our audit
We identified assessment of impairment of oil and gas properties as a key audit matter because the recoverable amounts of these CGUs are sensitive to the changes to future selling prices and production costs for crude oil and natural gas; future production profiles; and discount rates and therefore a higher degree of subjective auditor judgment was required to evaluate the Company’s impairment assessment of oil and gas properties.

●    involved our internal professionals with skills and knowledge on valuation to assist us in assessing the discount rates applied in the discounted cash flow forecasts against a discount rate range that was independently developed using publicly available market data for comparable companies in the same industry; and

●    compared the actual results for the current year with the Company’s forecasts prepared in the prior year to assess the historical accuracy of the Company’s forecasting process.

206	PETROCHINA COMPANY LIMITED

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Information other than the consolidated financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

2020 ANNUAL REPORT	207

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

208	PETROCHINA COMPANY LIMITED

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

●	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, actions taken to eliminate threats or safeguards applied.

2020 ANNUAL REPORT	209

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matter. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Choi Chung Chuen.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

March 25, 2021

210	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2020

(All amounts in RMB millions unless otherwise stated)

	Notes	2020	2019
		RMB	RMB
REVENUE	6	1,933,836	2,516,810
OPERATING EXPENSES
Purchases, services and other		(1,267,797)	(1,697,834)
Employee compensation costs	8	(147,604)	(154,318)
Exploration expenses, including exploratory dry holes		(19,333)	(20,775)
Depreciation, depletion and amortisation		(213,875)	(225,262)
Selling, general and administrative expenses		(64,345)	(68,596)
Taxes other than income taxes	9	(195,850)	(228,436)
Other income, net	42	50,905	173
TOTAL OPERATING EXPENSES		(1,857,899)	(2,395,048)
PROFIT FROM OPERATIONS		75,937	121,762

FINANCE COSTS
Exchange gain		14,387	10,017
Exchange loss		(14,279)	(10,016)
Interest income		3,023	3,631
Interest expense	10	(26,528)	(30,409)
TOTAL NET FINANCE COSTS		(23,397)	(26,777)
SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		3,533	8,229
PROFIT BEFORE INCOME TAX EXPENSE	7	56,073	103,214
INCOME TAX EXPENSE	12	(22,588)	(36,199)
PROFIT FOR THE YEAR		33,485	67,015

OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income		113	156
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences		(10,802)	8,357
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		(441)	417
OTHER COMPREHENSIVE INCOME, NET OF TAX		(11,130)	8,930
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		22,355	75,945

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		19,006	45,682
Non-controlling interests		14,479	21,333
		33,485	67,015
TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		14,634	50,323
Non-controlling interests		7,721	25,622
		22,355	75,945

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.10	0.25

The accompanying notes are an integral part of these financial statements.

2020 ANNUAL REPORT	211

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2020

(All amounts in RMB millions unless otherwise stated)

	Notes	2020	2019
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	16	1,452,091	1,783,224
Investments in associates and joint ventures	17	250,603	102,073
Equity investments measured at fair value through other comprehensive income	18	902	922
Right-of-use assets	43	209,786	254,736
Intangible and other non-current assets	20	67,494	100,663
Deferred tax assets	32	11,364	24,259
Time deposits with maturities over one year		9,119	120
TOTAL NON-CURRENT ASSETS		2,001,359	2,265,997

CURRENT ASSETS
Inventories	21	128,539	181,921
Accounts receivable	22	52,325	64,184
Prepayments and other current assets	23	109,262	103,127
Notes receivable	24	8,076	7,016
Time deposits with maturities over three months but within one year		27,319	24,256
Cash and cash equivalents	25	118,631	86,409
Assets held for sale	26	42,615	-
TOTAL CURRENT ASSETS		486,767	466,913

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	316,140	328,314
Contract liabilities	28	91,477	82,490
Income taxes payable		3,730	7,564
Other taxes payable		59,994	59,818
Short-term borrowings	29	117,542	175,840
Lease liabilities	43	6,579	7,393
Liabilities directly associated with the assets held for sale	26	9,956	-
TOTAL CURRENT LIABILITIES		605,418	661,419
NET CURRENT LIABILITIES		(118,651)	(194,506)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,882,708	2,071,491

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	30	183,021	183,021
Retained earnings		727,955	743,124
Reserves	31	304,182	304,011
TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,215,158	1,230,156
NON-CONTROLLING INTERESTS		151,463	214,149
TOTAL EQUITY		1,366,621	1,444,305

NON-CURRENT LIABILITIES
Long-term borrowings	29	251,379	290,882
Asset retirement obligations	33	114,819	137,935
Lease liabilities	43	122,644	164,143
Deferred tax liabilities	32	16,380	21,411
Other long-term obligations		10,865	12,815
TOTAL NON-CURRENT LIABILITIES		516,087	627,186
TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,882,708	2,071,491

The accompanying notes are an integral part of these financial statements.

Chairman Dai Houliang	Director and President Duan Liangwei	Chief Financial Officer Chai Shouping

212	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

(All amounts in RMB millions unless otherwise stated)

	2020	2020
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the year	33,485	67,015
Adjustments for:
Income tax expense	22,588	36,199
Depreciation, depletion and amortisation	213,875	225,262
Capitalised exploratory costs charged to expense	8,934	8,900
Safety fund reserve	(1,505)	(1,318)
Share of profit of associates and joint ventures	(3,533)	(8,229)
Accrual/(reversal) of provision for impairment of receivables, net	343	(1,367)
Write down in inventories, net	8,151	1,260
Impairment of other non-current assets	-	22
Loss on disposal of property, plant and equipment	5,398	9,809
Gain on disposal of other non-current assets	(1,142)	(501)
Gain on disposal of subsidiaries	(1,242)	(49)
Gain on Pipeline restructuring	(46,946)	-
Dividend income	(25)	(22)
Interest income	(3,023)	(3,631)
Interest expense	26,528	30,409
Changes in working capital:
Accounts receivable, prepayments and other current assets	14,751	(5,017)
Inventories	43,645	(5,624)
Accounts payable and accrued liabilities	8,410	27,416
Contract liabilities	8,987	14,346
CASH FLOWS GENERATED FROM OPERATIONS	337,679	394,880
Income taxes paid	(19,104)	(35,270)
NET CASH FLOWS FROM OPERATING ACTIVITIES	318,575	359,610

The accompanying notes are an integral part of these financial statements.

2020 ANNUAL REPORT	213

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the Year Ended December 31, 2020

(All amounts in RMB millions unless otherwise stated)

	2020	2019
	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(248,376)	(319,686)
Acquisition of investments in associates and joint ventures	(2,599)	(4,326)
Prepayments on long-term leases	(3,048)	(3,820)
Acquisition of intangible assets and other non-current assets	(5,303)	(3,256)
Acquisition of subsidiaries	(1,947)	(183)
Proceeds from disposal of property, plant and equipment	1,195	1,830
Proceeds from disposal of other non-current assets	2,224	507
Proceeds from Pipeline restructuring	80,621	-
Interest received	2,532	2,860
Dividends received	4,778	4,865
Increase in time deposits with maturities over three months	(12,063)	(11,739)
NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(181,986)	(332,948)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(797,892)	(614,525)
Repayments of long-term borrowings	(219,770)	(171,226)
Repayments of lease liabilities	(12,794)	(17,623)
Interest paid	(16,700)	(16,830)
Dividends paid to non-controlling interests	(14,264)	(14,245)
Dividends paid to owners of the Company	(28,078)	(30,684)
Cash paid to acquire non-controlling interests	(2)	(1,059)
Increase in short-term borrowings	751,157	634,896
Increase in long-term borrowings	238,335	201,562
Cash contribution from non-controlling interests	613	2,640
Capital reduction of subsidiaries	(5)	(182)
NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(99,400)	(27,276)
TRANSLATION OF FOREIGN CURRENCY	(4,967)	1,069
Increase in cash and cash equivalents	32,222	455
Cash and cash equivalents at beginning of the year	86,409	85,954
Cash and cash equivalents at end of the year	118,631	86,409

The accompanying notes are an integral part of these financial statements.

214	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2020

(All amounts in RMB millions unless otherwise stated)

	Attributable to owners of the Company				Non- controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019	183,021	731,163	299,599	1,213,783	195,108	1,408,891
Profit for the year ended December 31, 2019	-	45,682	-	45,682	21,333	67,015
Other comprehensive income for the year ended December 31, 2019	-	-	4,641	4,641	4,289	8,930
Special reserve-safety fund reserve	-	-	(1,388)	(1,388)	70	(1,318)
Transfer to reserves	-	(3,037)	3,037	-	-	-
Dividends	-	(30,684)	-	(30,684)	(14,279)	(44,963)
Transaction with non-controlling interests in subsidiaries	-	-	(2,007)	(2,007)	938	(1,069)
Capital contribution from non-controlling interests	-	-	120	120	6,647	6,767
Disposal of subsidiaries	-	-	-	-	(50)	(50)
Other	-	-	9	9	93	102
Balance at December 31, 2019	183,021	743,124	304,011	1,230,156	214,149	1,444,305
Balance at January 1, 2020	183,021	743,124	304,011	1,230,156	214,149	1,444,305
Profit for the year ended December 31, 2020	-	19,006	-	19,006	14,479	33,485
Other comprehensive income for the year ended December 31, 2020	-	-	(4,372)	(4,372)	(6,758)	(11,130)
Special reserve-safety fund reserve	-	-	(1,633)	(1,633)	128	(1,505)
Transfer to reserves	-	(6,275)	6,275	-	-	-
Dividends	-	(28,078)	-	(28,078)	(14,827)	(42,905)
Transaction with non-controlling interests in subsidiaries	-	-	-	-	(2)	(2)
Capital contribution from non-controlling interests	-	-	2	2	823	825
Pipeline restructuring	-	-	-	-	(57,425)	(57,425)
Acquisition of subsidiaries	-	-	1	1	1,186	1,187
Disposal of subsidiaries	-	-	-	-	(489)	(489)
Other	-	178	(102)	76	199	275
Balance at December 31, 2020	183,021	727,955	304,182	1,215,158	151,463	1,366,621

The accompanying notes are an integral part of these financial statements.

2020 ANNUAL REPORT	215

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by 中国石油天然气集团公司 (China National Petroleum Corporation (“CNPC”)) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中国石油天然气集团公司 was renamed 中国石油天然气集团有限公司 (CNPC before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 39).

2.	BASIS OF PREPARATION

The consolidated financial statements and the statement of financial position of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRSs requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

3	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

216	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The Group accounts for business combinations (except for business combination under common control) using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Contingent liabilities assumed in a business combination are recognised in the acquisition accounting if they are present obligations and their fair value can be measured reliably. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the consolidated statement of comprehensive income.

An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

For purpose of the presentation of the Company’s statement of financial position, investments in subsidiaries are accounted for at cost less impairment.

A listing of the Group’s principal subsidiaries is set out in Note 19.

2020 ANNUAL REPORT	217

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

(b) Investments in associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost.

Under this method of accounting, the Group’s share of the post-acquisition profits or losses of associates is recognised in profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the fair value of net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.The gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3, between the Group and its associate or joint veture is recognised in full in the consolidated financial statement.

A listing of the Group’s principal associates is shown in Note 17.

(c) Investments in joint ventures

Joint ventures are arrangements in which the Group with one or more parties have joint control, whereby the Group has rights to the net assets of the arrangements, rather than rights to their assets and obligations for their liabilities. The Group’s interests in joint ventures are accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

A listing of the Group’s principal joint ventures is shown in Note 17.

(d) Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase of non-controlling interests, are recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. The amounts previously recognised in other comprehensive income are reclassified to profit or loss.

218	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(e)	Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 39), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in profit or loss.

For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expensefns for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income.

(f)	Discontinued operation

A discontinued operation is a component of the Group’s business, the operation and cash flows of which can be clearly distinguished from the rest of the Group and which:

– represents a separate major line of business of geographic area of operations;

– is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

– is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.

When an operation is classified as a discontinued operation, the comprehensive statement of profit or loss and other comprehensive income (“OCI”) is re-presented as if the operation had been discontinued from the start of the comparative year.

(g)	Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(h)), are initially recorded in the consolidated statement of financial position at cost if it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into intended use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortisation (including any impairment).

2020 ANNUAL REPORT	219

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(h)), to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following estimated useful lives, estimated residual value ratios and annual depreciation rates for depreciation purposes:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

No depreciation is provided on construction in progress until the assets are completed and ready for use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Property, plant and equipment, including oil and gas properties (Note 3(h)) and right-of-use assets (Note 3(m)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash-generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash-generating unit.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in profit or loss.

Interest and other costs on borrowings to finance the construction of property, plant and equipment, including oil and gas properties (Note 3(h)), are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

(h)	Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the proved oil and gas reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices

220	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(g)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.

The Ministry of Natural Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.

(i)	Intangible assets and goodwill

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an intangible asset exceeds its recoverable amount and is recognised in profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognised if the carrying amount of the cash-generating unit containing goodwill exceeds its recoverable amount. Impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(j)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

2020 ANNUAL REPORT	221

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets, investment property or biological assets, which continue to be measured in accordance with the Group’s other accounting policies. Impairment losses on intial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in profit or loss.

Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any equity-accounted investee is no longer equity accounted.

(k)	Financial instruments

(a)	Recognition and initial measurement

Accounts receivable and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a accounts receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at Fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. An accounts receivable without a significant financing component is initially measured at the transaction price.

(b)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at: amortised cost; Fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

– it is held within a business model whose objective is to hold assets to collect contractual cashflows; and

– its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

222	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

– it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

– its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets.

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management.

For the purposes of this assessment whether contractual cash flows are solely payments of principal and interest, “principal” is defined as the fair value of the financial asset on initial recognition. “Interest” is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

Detailed accounting policies for subsequent measurement of financial assets are set out below:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.
Financial assets at amortised cost	These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

2020 ANNUAL REPORT	223

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

(c)	Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognised in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognised.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

(d)	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

(l)	Impairment for financial assets

The Group recognises loss allowances for expected credit losses (“ECLs”) on:

– financial assets measured at amortised cost;

– debt investments measured at FVOCI; and

– contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the financial assets for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition, which are measured as 12-month ECLs. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort.

Loss allowances for accounts receivable are always measured at an amount equal to lifetime ECLs. The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

224	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

At each reporting date, the Group assesses whether financial assets carried at amortised cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. Impairment losses on trade and other receivables are presented under ‘Selling, general and administrative expenses ’, similar to the presentation under IAS 39.

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(m)	Leases

(a)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

2020 ANNUAL REPORT	225

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

Lease payments included in the measurement of the lease liability comprise the following:

– fixed payments, including in-substance fixed payments;

– variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

– amounts expected to be payable under a residual value guarantee; and

– the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group present right-of-use assets and lease liabilities separately in the statement of financial position.

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Payments made to the Ministry of Natural Resources to secure land use rights (excluding mineral properties) are treated as leases.

(b)	As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset. There are no significant finance lease for the Group.

If an arrangement contains lease and non-lease components, then the Group applies IFRS 15 to allocate the consideration in the contract.

226	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

The Group recognises lease payments received under operating leases as income on a straight-line basis over the lease term as part of “other revenue”.

(n) Inventories

Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and directly attributable marketing and distribution costs.

(o) Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer which are not capitalised as inventory (Note 3(n)), property, plant and equipment (Note 3(g)), oil and gas properties (Note 3(h)) or intangible assets (Note 3(i)).

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract are capitalised when incurred if the costs relate to revenue which will be recognised in a future reporting period and the costs are expected to be recovered, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred.

Costs to fulfil a contract are capitalised if the costs relate directly to an existing contract or to a specifically identifiable anticipated contract; generJJate or enhance resources that will be used to provide goods or services in the future; and are expected to be recovered.

Capitalised contract costs are stated at cost less accumulated amortisation and impairment losses. Impairment losses are recognised to the extent that the carrying amount of the contract cost asset exceeds the net of (i) remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

Amortisation of Jcapitalised contract costs is charged to profit or loss when the revenue to which the asset relates is recognised.

(p) Contract assets and contract liabilities

A contract asset is recognised when the Group recognises revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for ECLs in accordance with the policy set out in Note 3(l) and are reclassified to receivables when the right to the consideration has become unconditional (Note 3(q)).

A contract liability is recognised when the customer pays consideration before the Group recognises the related revenue. A contract liability would also be recognised if the Group has an unconditional right to receive consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised

2020 ANNUAL REPORT	227

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

(Note 3(q)).

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (Note 3(v)).

(q) Accounts receivable

Accounts receivable are recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due (Note 3(p)).

Receivables are stated at amortised cost using the effective interest method less allowance for credit losses (Note

3(l)).

(r) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(s) Accounts payable

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(t) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.

(u) Share capital

Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12 “Income Taxes”.

(v) Interest income and interest expense

Interest income or expense is recognised using the effective interest method.

The “effective interest rate” is the rate that exactly discounts estimated future cash payments or receipts through the

228	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

expected life of the financial instrument to:

– the gross carrying amount of the financial asset; or

– the amortised cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortised cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortised cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

(w) Taxation

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

(a) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(b) Deferred tax

Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled, and reflects uncertainty related to income taxes, if any.

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses and deductible temporary differences are recognised to the extent that it is probable that future taxable income will be available against which they can be used.

2020 ANNUAL REPORT	229

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

(c) Taxes other than income tax

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise consumption tax (Note 9), resource tax (Note 9), crude oil special gain levy (Note 9), urban construction tax and education surcharges.

(x) Revenue recognition

Income is classified by the Group as revenue when it arises from the sale of goods, the provision of services in the ordinary course of the Group’s business.

Revenue is recognised when control over a product or service is transferred to the customer at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Where the contract contains a financing component more than 12 months, interest income is accrued or interest expense is accrued separately under the effective interest method. The Group does not adjust the consideration for any effects of a significant financing component if the period of financing is 12 months or less.

(y) Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties. Due to technological progress, legal requirements or changes in the market environment, changes in the provisions caused by changes in the amount of expenditure, estimated time of retirement obligations, discount rate, etc., may occur in fulfilling the retirement obligation. For an increase in provisions, the cost of oil and gas properties will be increased accordingly; for a decrease in provisions, the cost of oil and gas properties will be deducted within the limit of the carrying amount of assets related to decommissioning expenses. If a decrease in the provision exceeds the carrying amount of the oil and gas properties recognised corresponding to the provision, the excess shall be recognised immediately in profit or loss.

Provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

(z) Research and development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

230	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

(aa) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans (“defined contribution plan”) are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.

(ab) Related parties

(a) A person, or a close member of that person’s family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group’s parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2020 ANNUAL REPORT	231

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

(ac) Changes in significant accouting policies

The Group has initially adopted Definition of a Business (Amendments to IFRS 3) and early adopted Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) from 1 January 2020. The details of accounting policies are set out in Note 3(a) and 3(b). A number of other new standards are also effective from 1 January 2020 but they do not have a material effect on the Group’s financial statements.

4 FINANCIAL RISK AND CAPITAL MANAGEMENT

4.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(j) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 29.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group.

The Group uses derivative financial instruments, including commodity futures, commodity swaps and commodity options, to hedge some price risks efficiently.

232	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

(b) Credit risk

Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 22. The Group measures loss allowance for accounts receivable at an amount equal to lifetime ECLs. The ECLs were calculated based on historical actual credit loss experience. The rates were considered the differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The Group performed the calculation of ECL rates by the operating segment and geography.

The following table provides information about the exposure to credit risk and ECLs for accounts receivable as at December 31, 2020 and 2019 .

			Impairment provision on provision matrix basis
	Gross Carrying amount	Impairment provision on individual basis	Weighted- average loss rate	Impairment provision	Loss allowance
December 31, 2020	RMB	RMB	%	RMB	RMB
Current (not past due)	46,849	-	0.1%	34	34
Within 1 year past due	5,326	154	0.4%	19	173
1 to 2 years past due	386	65	6.9%	22	87
2 to 3 years past due	50	11	25.6%	10	21
Over 3 years past due	854	342	94.3%	483	825
Total	53,465	572		568	1,140

			Impairment provision on provision matrix basis
	Gross Carrying amount	Impairment provision on individual basis	Weighted- average loss rate	Impairment provision	Loss allowance
December 31, 2019	RMB	RMB	%	RMB	RMB
Current (not past due)	58,382	3	0.1%	30	33
Within 1 year past due	5,534	11	0.4%	24	35
1 to 2 years past due	127	24	10.7%	11	35
2 to 3 years past due	411	48	45.5%	165	213
Over 3 years past due	2,161	1,719	89.6%	396	2,115
Total	66,615	1,805		626	2,431

2020 ANNUAL REPORT	233

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s borrowings and lease liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates is presented in Note 29 and Note 43.

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings. The gearing ratio at December 31, 2020 is 21.3% (December 31, 2019: 24.4%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2020 and 2019 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings is presented in Note 29.

The equity investments that are not held for trading and notes receivable are measured at fair value at the end of the reporting period. The fair value of such equity investments are mainly categorised into level 1 of the fair value hierarchy which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques. Notes receivable are short-term bills of acceptance issued by banks, their fair values approximate the face values of the bills.

234	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.

(a) Estimation of oil and gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved oil and gas reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, natural gas, refined and chemical products, the operation costs, the product mix, production volumes, production profile and the oil and gas reserves. The impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognised in prior periods, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production profile of crude oil used for the expected future cash flows are different from the actual price and production profile of crude oil respectively experienced in future, the Group may either over or under recognise the impairment losses for certain assets.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the management plan for the decommissioning of oil and gas properties, the estimation of the economic lives of oil and gas properties and estimates of discount rates. The estimations and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future period. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

2020 ANNUAL REPORT	235

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

According to changes in the internal and external environment, accounting standards and company asset retirement expense measures and other relevant regulations, some oil and gas field companies recalculate their asset retirement obligations of oil and gas properties based on the latest parameters to more objectively reflect the actual situation of the Company’s asset retirement obligation of oil and gas properties.

(d) Deferred tax assets

According to the requirements of the competent tax authority, the Company paid income taxes of its branches in the Eastern and Western China regions in aggregate. The tax losses recorded by the branches in the Eastern China Region has given rise to deferred tax assets, which are expected to be recoverable from future taxable profits generated by the branches in the Eastern China Region. Any policy adjustments may increase or decrease the amount of income tax expenses of the Company.

6	REVENUE

Revenue represents revenues from the sale of crude oil, natural gas, refined products and chemical products and from the transmission of crude oil, refined products and natural gas. The revenue information for the year ended December 31, 2020 and 2019 are as follows:

2020 Type of contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and
services
Crude oil	333,557	-	447,384	-	-	780,941
Natural gas	118,388	-	173,696	294,297	-	586,381
Refined products	-	616,063	822,192	-	-	1,438,255
Chemical products	-	150,296	30,344	-	-	180,640
Pipeline transportation
business	-	-	-	52,273	-	52,273
Non-oil sales in gas
stations	-	-	22,360	-	-	22,360
Others	78,631	8,254	1,300	23,800	3,515	115,500
Elimination	(437,670)	(492,667)	(276,503)	(35,437)	(1,320)	(1,243,597)
Revenue from contracts
with customers	92,906	281,946	1,220,773	334,933	2,195	1,932,753
Other revenue						1,083
Total						1,933,836
Geographical Region
Mainland China	27,028	281,946	554,620	334,933	2,195	1,200,722
Others	65,878	-	666,153	-	-	732,031
Revenue from contracts
with customers	92,906	281,946	1,220,773	334,933	2,195	1,932,753
Other revenue						1,083
Total						1,933,836

236	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

2019 Type of contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and
services
Crude oil	476,974	-	623,757	-	-	1,100,731
Natural gas	110,837	-	238,999	291,641	-	641,477
Refined products	-	834,879	1,161,054	-	-	1,995,933
Chemical products	-	156,938	28,348	-	-	185,286
Pipeline transportation
business	-	-	-	70,568	-	70,568
Non-oil sales in gas
stations	-	-	21,146	-	-	21,146
Others	88,284	8,036	1,513	28,341	3,684	129,858
Elimination	(552,672)	(702,207)	(332,164)	(40,652)	(1,644)	(1,629,339)
Revenue from contracts
with customers	123,423	297,646	1,742,653	349,898	2,040	2,515,660
Other revenue						1,150
Total						2,516,810
Geographical Region
Mainland China	41,596	297,646	784,379	349,898	2,040	1,475,559
Others	81,827	-	958,274	-	-	1,040,101
Revenue from contracts
with customers	123,423	297,646	1,742,653	349,898	2,040	2,515,660
Other revenue						1,150
Total						2,516,810

2020 ANNUAL REPORT	237

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2020	2019
	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from equity investments measured at fair value through other
comprehensive income	25	22
Reversal of provision for impairment of receivables	95	1,630
Reversal of write down in inventories	186	201
Government grants (i)	11,236	12,281
Gain on disposal of investment in subsidiaries	1,242	49
Gain on Pipeline restructuring (Note 42)	46,946	-
Charged
Amortisation of intangible and other assets	5,944	4,992
Depreciation and impairment losses:
Owned property, plant and equipment	194,015	205,297
Right-of-use assets	13,916	14,973
Auditors’ remuneration (ii)	49	53
Cost of inventories recognised as expense	1,527,271	1,981,628
Provision for impairment of receivables	438	263
Loss on disposal of property, plant and equipment	5,398	9,809
Variable lease payments, low-value and short-term lease payment not included in the
measurement of lease liabilitises	3,362	3,514
Research and development expenses	15,746	15,666
Write down in inventories	8,337	1,461

(i)	Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government and value-added tax refund upon levy for pipeline transportation service over which portion of value-added tax actual tax burden exceeds 3%. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.

(ii)	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 62 (2019: RMB 60) paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services.

238	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

8	EMPLOYEE COMPENSATION COSTS

	2020	2019
	RMB	RMB
Wages, salaries and allowances	98,832	101,815
Social security costs	48,772	52,503
	147,604	154,318

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 34).

9	TAXES OTHER THAN INCOME TAXES

	2020	2019
	RMB	RMB
Consumption tax	145,525	164,973
Resource tax	18,468	24,388
Crude oil special gain levy	178	771
Other	31,679	38,304
	195,850	228,436

10	INTEREST EXPENSE

	2020	2019
	RMB	RMB
Interest on
Bank loans	1,677	3,094
Other loans	14,342	15,476
Lease liabilities	6,297	7,476
Accretion expense (Note 33)	5,107	5,525
Less: Amounts capitalised	(895)	(1,162)
	26,528	30,409

Amounts capitalised are borrowing costs that are attributable to the construction of qualifying assets. The average interest rate used to capitalise such general borrowing cost was 4.23% per annum for the year ended December 31, 2020 (2019: 4.28% per annum).

2020 ANNUAL REPORT	239

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2020 and 2019 are as follows:

	2020				2019
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Chairmen:
Mr. Dai Houliang(i)	-	-	-	-	-
Mr. Wang Yilin(i)	-	-	-	-	-
Vice chairmen:
Mr. Li Fanrong(i)	-	-	-	-	-
Mr. Zhang Wei(ii)	-	-	-	-	-
Executive directors:
Mr Duan Liangwei(iii)	-	609	126	735	-
Mr. Hou Qijun(iv)	-	-	-	-	983
	-	609	126	735	983
Non-executive directors:
Mr. Liu Yuezhen	-	-	-	-	-
Mr. Jiao Fangzheng(v)	-	-	-	-	-
Mr. Huang Yongzhang(vi)	-	-	-	-	-
Mr. Liu Hongbin(vii)	-	-	-	-	-
Mr. Qin Weizhong(viii)	-	-	-	-	-
Mr. Lin Boqiang(ix)	388	-	-	388	386
Mr. Zhang Biyi(ix)	398	-	-	398	386
Ms. Elsie Leung Oi-sie	331	-	-	331	319
Mr. Tokuchi Tatsuhito	331	-	-	331	351
Mr. Simon Henry	320	-	-	320	340
Mr. Cai Jinyong(ix)	-	-	-	-	-
Mr. Jiang, Simon X.(ix)	-	-	-	-	-
	1,768	-	-	1,768	1,782
Supervisors:
Mr. Lv Bo(x)
Mr. Xu Wenrong(x)	-	-	-	-	-
Mr. Zhang Fengshan	-	-	-	-	-
Mr. Jiang Lifu	-	-	-	-	-
Mr. Lu Yaozhong	-	-	-	-	-
Mr. Wang Liang	-	-	-	-	-
Mr. Fu Suotang	-	1,281	86	1,367	1,155
Mr. Li Jiamin	-	911	95	1,006	978
Mr. Liu Xianhua	-	900	111	1,011	845
Mr. Li Wendong	-	1,094	99	1,193	1,067
	-	4,186	391	4,577	4,045
	1,768	4,795	517	7,080	6,810

240	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

(i)	Mr. Wang Yilin ceased being the chairman from January 19, 2020. Mr. Dai Houliang was elected as the chairman and Mr. Li Fanrong was elected as the vice chariman from March 25, 2020.

(ii)	Mr. Zhang Wei was elected as the non-executive director and vice chairman from June 13, 2019 and ceased being the non-executive director and vice chairman from December 9, 2019.

(iii)	Mr. Duan liangwei was appointed as the president and executive director from March 9, 2020.

(iv)	Mr. Hou Qijun was appointed as the president from March 21, 2019 and ceased being the executive director and president from December 9, 2019.

(v)	Mr. Jiao Fangzheng was elected as the non-executive director from June 13, 2019.

(vi)	Mr. Huang Yongzhang was elected as the non-executive director from September 28, 2020.

(vii)	Mr. Liu Hongbin ceased being the non-executive director from December 3, 2019.

(viii)	Mr. Qin Weizhong ceased being the non-executive director from April 15, 2019.

(ix)	Mr. Cai Jinyong and Mr Jiang, Simon X. was elected as independent non-executive director from June 11, 2020, and began to perform their duties.The remuneration has not been paid at the end of December 31, 2020. Mr Zhang Biyi and Mr Lin Boqiang ceased being the independent non-executive director from December 31, 2020.

(x)	Mr. Xu Wenrong ceased being the Chairman of Supervisory Committee and supervisor and Mr. Lv Bo ceased being the non-executive director from October 20, 2020. Mr. Lv Bo was elected as the Chairman of Supervisory Committee and supervisor from November 5, 2020.

(xi)	The emoluments above are all pre-tax amounts.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2020. (2019: None of the directors and supervisors has waived their remuneration.)

The five highest paid individuals in the Company for the year ended December 31, 2020 include one supervisors whose emolument are reflected in the analysis shown above and the note; and four senior management whose allowances and other benefits was RMB 1.550, RMB 1.310, RMB 1.292 and RMB 1.270, respectively, and whose contribution to retirement benefit scheme was RMB 0.116, RMB 0.116, RMB 0.116 and RMB 0.116, respectively.

The five highest paid individuals in the Company for the year ended December 31, 2019 include three supervisors and one director whose emolument are reflected in the analysis shown above and the note; and one senior management whose allowances and other benefits was RMB 0.94, and whose contribution to retirement benefit scheme was RMB 0.161.

During 2020 and 2019, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

2020 ANNUAL REPORT	241

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

12 INCOME TAX EXPENSE

	2020	2019
	RMB	RMB
Current taxes	14,922	32,714
Deferred taxes (Note 32)	7,666	3,485
	22,588	36,199

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In accordance with the Circular jointly issued by the Ministry Of Finance (“MOF”), the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%. On April 23, 2020, the MOF, the State Administration of Taxation (“SAT”) and National Development and Reform Commission (“NDRC”) issued the Notice on Continuing the Income Tax Policy for Western Development (Notice No.23 of 2020 of the MOF, the SAT, the NDRC), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2021 to December 31, 2030.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2020	2019
	RMB	RMB
Profit before income tax expense	56,073	103,214
Tax calculated at a tax rate of 25%	14,018	25,804
Tax return true-up	256	691
Effect of income taxes from international operations different from taxes at the PRC
statutory tax rate	1,522	6,112
Effect of preferential tax rate	(1,312)	(5,529)
Tax effect of income not subject to tax	(3,612)	(3,767)
Tax effect of expenses not deductible for tax purposes	5,455	4,479
Tax effect of temporary differences and losses unrecognised as deferred tax assets	6,261	8,409
Income tax expense	22,588	36,199

242	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

13	PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company in the consolidated financial statements of the Group is RMB 19,006 for the year ended December 31, 2020 (2019: RMB 45,682).

14	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the years ended December 31, 2020 and 2019 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

15	DIVIDENDS

	2020	2019
	RMB	RMB

Interim dividends attributable to owners of the Company for 2020 (a)	16,000	-
Proposed final dividends attributable to owners of the Company for 2020 (b)	16,000	-
Interim dividends attributable to owners of the Company for 2019 (c)	-	14,212
Final dividends attributable to owners of the Company for 2019 (d)	-	12,081
	32,000	26,293

(a)	Interim dividends attributable to owners of the Company in respect of 2020 of RMB 0.08742 yuan per share amounting to a total of RMB 16,000. The dividends were paid on September 22, 2020 (A shares) and November 13, 2020 (H shares).

(b)	At the 8th meeting of the 8th Board, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2020 of RMB 0.08742 yuan per share amounting to a total of RMB 16,000. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ended December 31, 2020 when approved at the forthcoming Annual General Meeting.

(c)	Interim dividends attributable to owners of the Company in respect of 2019 of RMB 0.07765 yuan per share amounting to a total of RMB 14,212. The dividends were paid on September 24, 2019 (A shares) and November 1, 2019 (H shares).

(d)	Final dividends attributable to owners of the Company in respect of 2019 of RMB 0.06601 yuan per share amounting to a total of RMB 12,081 and were paid on June 30, 2020 (A shares) and July 31, 2020 (H shares).

2020 ANNUAL REPORT	243

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

16	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2020	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construct- ion in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	252,174	2,261,203	1,153,616	27,148	36,155	255,302	3,985,598
Additions	3,620	1,044	8,425	1,419	776	188,591	203,875
Transfers	16,827	152,389	23,618	-	12,169	(205,003)	-
Disposals or write offs	(22,910)	(39,497)	(438,169)	(5,661)	(3,340)	(8,934)	(518,511)
Currency translation
differences	(763)	(19,214)	(1,086)	(49)	(746)	(1,074)	(22,932)
At end of the year	248,948	2,355,925	746,404	22,857	45,014	228,882	3,648,030
Accumulated depreciation
and impairment
At beginning of the year	(107,943)	(1,429,389)	(615,770)	(19,947)	(23,092)	(6,233)	(2,202,374)
Charge for the year and
others	(11,005)	(136,433)	(45,912)	(1,260)	(10,573)	-	(205,183)
Impairment charge	(214)	(13,908)	(113)	-	(837)	(295)	(15,367)
Disposals or write offs or
transfers	7,948	24,234	173,196	3,739	2,031	1,012	212,160
Currency translation
differences	315	13,459	490	37	534	(10)	14,825
At end of the year	(110,899)	(1,542,037)	(488,109)	(17,431)	(31,937)	(5,526)	(2,195,939)
Net book value
At end of the year	138,049	813,888	258,295	5,426	13,077	223,356	1,452,091

Year Ended December 31, 2019	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construct- ion in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	237,038	2,113,366	1,102,423	27,911	34,080	226,623	3,741,441
Additions	1,330	5,990	6,111	1,325	752	283,170	298,678
Transfers	21,265	174,749	52,449	-	1,234	(249,697)	-
Disposals or write offs	(7,605)	(40,253)	(7,528)	(2,096)	(549)	(8,900)	(66,931)
Currency translation
differences	146	7,351	161	8	638	4,106	12,410
At end of the year	252,174	2,261,203	1,153,616	27,148	36,155	255,302	3,985,598
Accumulated depreciation
and impairment
At beginning of the year	(100,767)	(1,312,907)	(570,120)	(20,276)	(21,714)	(6,269)	(2,032,053)
Charge for the year and
others	(11,402)	(128,859)	(50,360)	(1,386)	(1,365)	-	(193,372)
Impairment charge	(237)	(11,562)	(1,159)	(4)	(38)	(419)	(13,419)
Disposals or write offs or
transfers	4,532	28,241	5,945	1,724	436	491	41,369
Currency translation
differences	(69)	(4,302)	(76)	(5)	(411)	(36)	(4,899)
At end of the year	(107,943)	(1,429,389)	(615,770)	(19,947)	(23,092)	(6,233)	(2,202,374)
Net book value
At end of the year	144,231	831,814	537,846	7,201	13,063	249,069	1,783,224

244	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

The Group’s exploration and production segment determines whether there are any indications of impairment for the oil fields or blocks according to the Group’s guidance of identification of impairment indications for oil and gas properties, performs the impairment tests on those oil fields or blocks with indications of impairment, and reports the results to the Group’s internal professional team (including operation and finance team) for further overall assessment and evaluation. The final results of the impairment tests have been submitted to the Group’s management for review and approval. The Group recorded impairment losses amounting to RMB 13,908 related to oil and gas properties under the exploration and production segment for the year ended December 31, 2020 (2019: RMB 11,562) due to the decline of oil and gas reserves, falling oil price, higher production costs and significant drop in the economic benefits of certain oil fields or blocks at the late stage of production. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2020, the after-tax discount rates adopted by most oil fields or blocks of the Group ranged 5.9% to 12.0% (2019: 6.4% to 15.4%).

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2020 and 2019.

	2020	2019
	RMB	RMB
At beginning of the year	36,101	26,905
Additions to capitalised exploratory well costs pending the
determination of proved reserves	30,104	35,098
Reclassified to wells, facilities, and equipment based on the
determination of proved reserves	(18,464)	(17,002)
Capitalised exploratory well costs charged to expense	(8,934)	(8,900)
At end of the year	38,807	36,101

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December	December
	31, 2020	31, 2019
	RMB	RMB
One year or less	23,428	23,924
Over one year	15,379	12,177
Balance at December 31	38,807	36,101

Capitalised exploratory well costs over one year are principally related to the wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

2020 ANNUAL REPORT	245

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

17	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarised financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

				Interest Held
Name	Country of Incorporation	Registered Capital	Principal Activities	Direct %	Indirect %
China Oil & Gas Piping Network Corporation (“PipeChina”)	PRC	500,000	Pipeline transport, storage service, import of equipment, import and export of techniques, science and technology research, research and application of informatization, technology consulting, technology service, technology transfer, promotion of technology	29.90	-
China Petroleum Finance Co. Ltd.,	PRC	8,331	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	32.00	-
CNPC Captive Insurance Co., Ltd.	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	-
China Marine Bunker(PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	-	50.00
Mangistau Investment B.V.	Netherlands	USD 131 million	Engages in investing activities, the principle activities of its main subsidiaries are exploration, development and sale of oil and gas	-	50.00
Trans-Asia Gas Pipeline Co., Ltd.	PRC	5,000	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	-	50.00

246	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

Dividends received or receivable from associates and joint ventures were RMB 4,517 in 2020 (2019: RMB 4,432).

In 2020, investments in associates and joint ventures of RMB 1,687 (2019: RMB 119) were disposed of, resulting in a loss of RMB 5 (2019: a gain of RMB 238).

In 2020, the share of profit and other comprehensive income in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was a loss of RMB 2,468 (2019: a gain of RMB 2,207) and income of RMB 3,631 (2019: income of RMB 2,098), respectively.

Interest in Associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	PipeChina (Note 42)	China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	29.90	32.00	32.00	49.00	49.00
Current assets	74,012	313,741	261,520	11,267	10,823
Non-current assets	655,982	177,344	228,933	2,956	2,618
Current liabilities	55,562	404,201	403,052	4,752	4,752
Non-current liabilities	104,150	12,617	17,234	2,776	2,232
Net assets	570,282	74,267	70,167	6,695	6,457
Group’s share of net assets	151,135	23,765	22,453	3,281	3,164
Goodwill	-	349	349	-	-
Carrying amount of interest in associates	151,135	24,114	22,802	3,281	3,164

Summarised statement of comprehensive income and dividends receibed by the Group are as follow:

	PipeChina (Note 42)	China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	From Oct 01, 2020 to Dec 31, 2020	2020	2019	2020	2019
	RMB	RMB	RMB	RMB	RMB
Revenue	22,766	7,954	9,672	735	712
Profit for the year	6,444	7,819	7,810	389	349
Other comprehensive income	-	(1,603)	1,356	-	(1)
Total comprehensive income	6,444	6,216	9,166	389	348
Group’s share of total comprehensive
income	1,532	1,989	2,933	191	170
Dividends received by the Group	-	677	1,268	74	62

2020 ANNUAL REPORT	247

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

Interest in Joint Ventures

Summarised statement of financial position as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,685	1,750	10,586	11,980	39,809	43,258
Current assets	7,319	8,666	830	1,211	2,886	2,680
Including: cash and cash
equivalents	1,343	1,206	74	292	739	73
Non-current liabilities	158	152	3,008	3,062	2,330	2,355
Including: Non-current financial
liabilities	1	5	848	907	2,330	2,100
Current liabilities	5,927	7,349	575	567	235	445
Including: Current financial
liabilities excluding trade and
other payables	3,267	3,599	-	-	-	-
Net assets	2,919	2,915	7,833	9,562	40,130	43,138
Net assets attributable to owners
of the Company	2,672	2,672	7,833	9,562	40,130	43,138
Group’s share of net assets	1,336	1,336	3,917	4,781	20,065	21,569
Carrying amount of interest in joint
ventures	1,336	1,336	3,917	4,781	20,065	21,569

Summarised statement of comprehensive income as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.
	2020	2019	2020	2019	2020	2019
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	36,695	42,116	8,152	15,104	18	23
Depreciation, depletion and
amortisation	(195)	(81)	(1,048)	(883)	(38)	(37)
Interest income	16	23	4	2	42	51
Interest expense	(60)	(88)	(160)	(158)	(58)	(57)
Income tax expense	(57)	(92)	(293)	(925)	1	-
Net profit	185	142	362	2,818	3,060	4,070
Total comprehensive income	140	169	(650)	2,978	(3,007)	7,940
Group’s share of total
comprehensive income	46	85	(325)	1,489	(1,504)	3,970
Dividends received by the Group	-	-	539	1,115	-	175

248	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

18	EQUITY INVESTMENTS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2020	December 31, 2019
	RMB	RMB
China Pacific Insurance (Group) Co., Ltd.	188	185
Chengdu Huaqi Houpu Holding Co., Ltd.	228	191
Other items	486	546
	902	922

The above equity investments are planned to be held for a long term by the Group for strategic purpose, the Group designates them as equity investments at fair value through other comprehensive income.

Dividends amounting to RMB 25 were received on these investments during the year ended December 31, 2020 (2019: RMB 22).

2020 ANNUAL REPORT	249

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

19	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Registered Capital	Type of Legal Entity	Attributable Equity Interest%	Voting Rights%	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas
CNPC Exploration and Development Company Limited (i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas outside the PRC
PetroChina Hong Kong Limited	Hong Kong	HKD7,592 million	Limited liability company	100.00	100.00	Investment holding. Theprincipal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC
PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries associates and joint ventures are the exploration, development and production of crude oil, natural gas, oil sands and coalbed methane outside the PRC
PetroChina International Company Limited	PRC	18,096	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products storage, investment in refining, chemical engineering, storage facilities, service station and transportation facilities and related business in and outside the PRC,,
PetroChina Sichuan Petrochemical Company Limited	PRC	10,000	Limited liability company	90.00	90.00	Production and sale of oil refining, petrochemical and chemical products

(i)	The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

250	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests as follows:

IMAGE OMITTED

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	90.00	90.00
Current assets	16,046	20,604	4,278	3,600
Non-current assets	182,392	186,792	26,371	25,904
Current liabilities	21,820	18,911	5,382	4,444
Non-current liabilities	22,566	25,326	486	615
Net assets	154,052	163,159	24,781	24,445

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited
	2020	2019	2020	2019
	RMB	RMB	RMB	RMB
Revenue	33,312	47,096	35,319	49,858
Profit from continuing operations	6,006	14,126	520	544
Total comprehensive income	(6,972)	17,879	520	544
Profit attributable to non-controlling
interests	3,311	8,274	52	54
Dividends paid to non-controlling interests	1,498	1,923	12	19

Summarised statement of cash flows is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited
	2020	2019	2020	2019
	RMB	RMB	RMB	RMB
Net cash inflow from operating activities	5,681	17,780	5,119	3,413
Net cash (outflow)/inflow from investing
activities	(16,187)	(17,306)	(380)	537
Net cash inflow/ (outflow) from financing
activities	7,410	(1,118)	(3,186)	(4,035)
Effect of foreign exchange rate changes on
cash and cash equivalents	(776)	220	-	-
Net (decrease)/increase in cash and cash
equivalents	(3,872)	(424)	1,553	(85)
Cash and cash equivalents at the beginning
of the year	13,074	13,498	8	93
Cash and cash equivalents at the end of
the year	9,202	13,074	1,561	8

2020 ANNUAL REPORT	251

Petrochina

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

20	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2020			December 31, 2019
	Cost	Accumulated amortization, including impairment losses	Net	Cost	Accumulated amortisation, including impairment losses	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical
know-how	7,846	(6,657)	1,189	7,782	(6,370)	1,412
Computer software	12,517	(9,528)	2,989	12,356	(9,116)	3,240
Goodwill (i)	8,161	(36)	8,125	46,555	(3,747)	42,808
Other	26,135	(9,797)	16,338	23,880	(8,949)	14,931
Intangible assets	54,659	(26,018)	28,641	90,573	(28,182)	62,391
Other assets			38,853			38,272
			67,494			100,663

(i)	The impairment of goodwill shall be tested in combination with its related asset groups. The recoverable amount of all cash-generating units has been determined based on value-in-use calculations. These calculations use post-tax cash flow projections based on financial budgets prepared by management. The post-tax discount rates reflect specific risks relating to the cash-generating unit.

For impairment test of the goodwill, the post-tax discount rates ranged 4.9% to 10.5% (2019: 6.5% to 10.5%) were used by the management, and no impairment loss was charged for the goodwill for the year ended December 31, 2020 (2019: nil). In September 2020, the Group sold its major oil and gas pipelines to PipeChina, thus losing control of PetroChina United Pipelines Co., Ltd. (Note 42). The related goodwill generated from the acquisition of CNPC pipeline United Co., Ltd. in 2015, with carrying amount of RMB 34,285 (including relevanat impairment provision), was derecognised accordingly.

21	INVENTORIES

	December 31, 2020	December 31, 2019
	RMB	RMB
Crude oil and other raw materials	35,855	56,166
Work in progress	12,387	15,159
Finished goods	80,739	112,003
Spare parts and consumables	75	88
	129,056	183,416
Less: Write down in inventories	(517)	(1,495)
	128,539	181,921

252	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

22 ACCOUNTS RECEIVABLE

	December 31, 2020	December 31, 2019
	RMB	RMB
Accounts receivable	53,465	66,615
Less: Provision for impairment of receivables	(1,140)	(2,431)
	52,325	64,184

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019
	RMB	RMB
Within 1 year	51,641	63,392
Between 1 and 2 years	374	419
Between 2 and 3 years	209	267
Over 3 years	101	106
	52,325	64,184

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2020	2019
	RMB	RMB
At beginning of the year	2,431	4,053
Provision for impairment of accounts receivable	426	226
Reversal of provision for impairment of accounts receivable	(76)	(1,604)
Receivables written off as uncollectible	(1,641)	(244)
At end of the year	1,140	2,431

2020 ANNUAL REPORT	253

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

23 PREPAYMEMTS AND OTHER CURRENT ASSETS

	December 31, 2020	December 31, 2019
	RMB	RMB
Other receivables	21,128	23,072
Advances to suppliers	22,330	17,747
	43,458	40,819
Less: Provision for impairment	(3,378)	(3,413)
	40,080	37,406
Value-added tax to be deducted	44,514	48,560
Prepaid expenses	373	360
Prepaid income taxes	5,997	5,649
Other current assets	18,298	11,152
	109,262	103,127

24 NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and performance of services. Notes receivable are measured at fair value through other comprehensive income. All notes receivable are due within one year, and their fair values approximate the face values of the bills.

25 CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 1.69% per annum for the year ended December 31, 2020 (2019: 1.69% per annum).

26 ASSETS AND LIABILITIES HELD FOR SALE

On 22 December 2020, the subsidiary of the Company, Kunlun Energy Company Limited (Kunlun Energy), and PipeChina entered into the an agreement. Kunlun Energy agreed to transfer the 60% equity interest in PetroChina Beijing Gas Pipeline Co., Ltd. (“Beijing Pipeline”) and 75% equity interest in PetroChina Dalian LNG Company Limited (“Dalian LNG”) (Beijing Pipeline and Dalian LNG collectively refer as “Target Companies”) at a base consideration of approximately RMB 40,886 (subject to the adjustments according to the price adjustment mechanism as set out in the agreement), which all will be settled in cash by PipeChina. The estimated completion time of the transaction will be April 2021. Upon completion of the transaction, the Group will cease to hold any equity interests in the Target Companies, thus losing the control of these two companies. The assets and liabilities of Beijing Pipeline and Dalian LNG are presented as assets held for sale RMB 42,615 and liabilities held for sale RMB 9,956 respectively on 31 December 2020. The assets held for sale mainly including Property, plant and equipment amounted to RMB 41,158, and the liabilities held for sale mainly including long-term and short-term borrowings amounted to RMB 6,500 and accounts payable and other payables amounted to RMB 3,291.

254	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

27 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2020	December 31, 2019
	RMB	RMB
Trade payables	113,119	148,335
Salaries and welfare payable	8,649	10,169
Dividends payable by subsidiaries to non-controlling shareholders	952	389
Interests payable	4,034	4,719
Construction fee and equipment cost payables	107,199	111,767
Other (i)	82,187	52,935
	316,140	328,314

(i)  Other consists primarily of notes payables, insurance payable, etc.

The aging analysis of trade payables at December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019
	RMB	RMB
Within 1 year	104,812	136,670
Between 1 and 2 years	1,696	5,472
Between 2 and 3 years	2,342	3,180
Over 3 years	4,269	3,013
	113,119	148,335

28 CONTRACT LIABILITIES

As of December 31, 2020 and December 31,2019, contract liabilities mainly represented advances from customers related to the sales of crude oil, natural gas and refined oil, etc. The majority of related obligations were expected to be performed with corresponding revenue recognised within one year. Substantially all of contract liabilities at the beginning of the year has been recognised as revenue for the year ended December 31, 2020.

29 BORROWINGS

	December 31, 2020	December 31, 2019
	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	42,354	90,497
Current portion of long-term borrowings	75,188	85,343
	117,542	175,840
Long-term borrowings	251,379	290,882
	368,921	466,722

2020 ANNUAL REPORT	255

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

Borrowings of the Group of RMB 13,726 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2020 (December 31, 2019: RMB 22,313).

The Group’s borrowings include secured liabilities totaling RMB 3,486 at December 31, 2020 (December 31, 2019: RMB 1,983).

	December 31, 2020	December 31, 2019
	RMB	RMB
Total borrowings:
- interest free	110	124
- at fixed rates	192,079	250,297
- at floating rates	176,732	216,301
	368,921	466,722
Weighted average effective interest rates:
- bank loans	2.20%	3.20%
- corporate debentures	3.49%	3.52%
- medium-term notes	3.32%	3.63%
- other loans	3.47%	3.80%

The borrowings by major currency at December 31, 2020 and December 31, 2019 are as follows:

	December 31, 2020	December 31, 2019
	RMB	RMB
RMB	262,458	356,704
US Dollar	98,553	100,374
Other currency	7,910	9,644
	368,921	466,722

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 323,809 at December 31, 2020 (December 31, 2019: RMB 371,807). The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the consolidated statement of financial position. Such discount rates ranged from -0.49% to 4.65% per annum as of December 31, 2020 (December 31, 2019: -0.27% to 4.90% per annum) depending on the type of the borrowings.

256	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

The following table sets out the borrowings’ remaining contractual maturities at the date of the consolidated statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2020	December 31, 2019
	RMB	RMB
Within 1 year	124,777	188,771
Between 1 and 2 years	53,526	30,090
Between 2 and 5 years	188,012	253,918
After 5 years	27,894	31,576
	394,209	504,355

Reconciliation of movements of borrowings to cash flows arising from financing activities:

	2020	2019
	RMB	RMB
At beginning of the year	466,722	414,572
Changes from financing cash flows:
Increase in borrowings	989,492	836,458
Repayments of borrowings	(1,017,662)	(785,751)
Total changes from financing cash flows	(28,170)	50,707
Exchange adjustments	(6,282)	1,443
Pipeline restructuring (Note 42)	(56,849)	-
Reclassified as liabilities held for sale (Note 26)	(6,500)	-
At end of the year	368,921	466,722

30 SHARE CAPITAL

	December 31, 2020	December 31, 2019
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099
	183,021	183,021

2020 ANNUAL REPORT	257

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.

On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.

On September 1, 2005, the Company issued an additional 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.

On October 31, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.

258	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

31 RESERVES AND RETAINED EARNINGS

(a) Reserves

	The Group		The Company
	2020	2019	2020	2019
	RMB	RMB	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308	130,681	130,681
Ending balance	133,308	133,308	130,681	130,681
Statutory Common Reserve Fund (a)
Beginning balance	197,282	194,245	186,190	183,153
Transfer from retained earnings	6,275	3,037	6,275	3,037
Ending balance	203,557	197,282	192,465	186,190
Special Reserve-Safety Fund Reserve
Beginning balance	12,443	13,831	6,513	7,373
Safety fund reserve	(1,633)	(1,388)	(1,805)	(860)
Ending balance	10,810	12,443	4,708	6,513
Currency Translation Differences (b)
Beginning balance	(28,939)	(33,067)	-	-
Currency translation differences	(3,909)	4,128	-	-
Ending balance	(32,848)	(28,939)	-	-
Other Reserves
Beginning balance	(10,083)	(8,718)	(5,739)	(6,212)
Transaction with non-controlling interests	-	(2,007)	-	-
Fair value changes in equity investments measured at fair value through other comprehensive income	(22)	96	(10)	40
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	(441)	417	(514)	434
Other	(99)	129	(813)	(1)
Ending balance	(10,645)	(10,083)	(7,076)	(5,739)
	304,182	304,011	320,778	317,645

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders’ in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company’s registered capital.

(b)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

2020 ANNUAL REPORT	259

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

(b) The Company’s retained earnings

	2020	2019
	RMB	RMB
At beginning of the year	599,833	603,270
Total comprehensive income for the year	62,751	30,371
Transfer to reserves	(6,275)	(3,037)
Dividends	(28,078)	(30,684)
Other	(5)	(87)
At end of the year	628,226	599,833

According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2020, the Company’s distributable reserve amounted to RMB 619,102 (December 31, 2019: RMB 590,727).

32 DEFERRED TAXATION

The movements in the deferred taxation account are as follows:

	2020	2019
	RMB	RMB
At beginning of the year	2,848	6,483
Transfer to profit and loss (Note 12)	(7,666)	(3,485)
Debit to other comprehensive income	(198)	(150)
At end of the year	(5,016)	2,848

Deferred tax balances before offset are attributable to the following items:

	December 31, 2020	December 31, 2019
	RMB	RMB
Deferred tax assets:
Receivables and inventories	4,740	6,841
Tax losses	24,646	20,391
Impairment of long-term assets	6,309	9,676
Other	6,622	8,643
Total deferred tax assets	42,317	45,551
Deferred tax liabilities:
Accelerated tax depreciation	24,147	27,646
Other	23,186	15,057
Total deferred tax liabilities	47,333	42,703
Net deferred tax (liabilities)/ assets	(5,016)	2,848

260	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

Tax losses that can be carried forward to future years include deferred tax assets arising from the losses of the branches in the Eastern China Region. The tax expenses of the Company’s branches in the Eastern and Western China Regions were paid in aggregate according to the requirements of the competent tax authority.

Deferred tax balances after offset are listed as follows:

	December 31, 2020	December 31, 2019
	RMB	RMB
Deferred tax assets	11,364	24,259
Deferred tax liabilities	16,380	21,411

33 ASSET RETIREMENT OBLIGATIONS

	2020	2019
	RMB	RMB
At beginning of the year	137,935	132,780
Net liabilities incurred, including reassessment (i)	(24,059)	2,026
Liabilities settled	(3,510)	(2,427)
Accretion expense (Note 10)	5,107	5,525
Currency translation differences	(654)	31
At end of the year	114,819	137,935

(i)	In 2020, domestic oil and gas field companies adjusted the discount period with reference to the remaining life corresponding to the proved developed reserves in each block, updated various oil and gas assets retirement standards based on the latest legal requirements, technology and price levels, reviewed the adopted discount rate, and then recalculate and adjust the provision for the asset retirement expense of oil and gas properties at the end of the year. The changes in related accounting estimates and new liabilities provided resulted in a reduction in estimated liabilities of RMB 24,059

Asset retirement obligations relate to oil and gas properties (Note 16).

34 PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(aa)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2020 amounted to RMB 16,833 (2019: RMB 20,196).

35 CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2020 and 2019, the Group did not guarantee related parties or third parties any significant borrowings or others.

2020 ANNUAL REPORT	261

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

(b) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(c) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

36	COMMITMENTS

(a) Capital commitments

At December 31, 2020, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 714 (December 31, 2019: RMB 56,856).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(b) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 700 for the year ended December 31, 2020 (2019: RMB 535).

According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2020	December 31, 2019
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

262	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

37 MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2020		2019
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%
China Petroleum & Chemical Corporation	98,636	5	105,855	4
CNPC and its fellow subsidiaries	63,623	3	99,279	4
	162,259	8	205,134	8

38 RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a limited liability company directly controlled by the PRC government.

Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

(a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows:

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 24, 2017 for a period of three years which took effect on January 1, 2018. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which amended in 2014. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on

2020 ANNUAL REPORT	263

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

August 27, 2020 for a period of three years which took effect on January 1, 2021. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which amended in 2017.

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 24, 2017, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,773 million square metres with annual rental payable (exclusive of tax and government charges) adjusted to no more than RMB 5,783 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2018. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 27, 2020, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,142 million square metres with annual rental payable (exclusive of tax and government charges) adjusted to no more than RMB 5,673 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2021.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. On August 24, 2017, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect on January 1, 2018. Under this contract, buildings covering an aggregate area of 1,152,968 square meters were leased at annual rental payable approximately RMB 730. The Revised Building Leasing Contract will expire at December 31, 2037. On August 27, 2020, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC each issued a contract which took effect on January 1, 2021. Under this contract, buildings covering an aggregate area of 1,287,486 square meters were leased at annual rental payable approximately RMB 713. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

●	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 105,535 for the year ended December 31, 2020 (2019: RMB 122,927).

●	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 8,593 for the year ended December 31, 2020 (2019: RMB 10,055).

●	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 321,858 for the year ended December 31, 2020 (2019: RMB 388,802).

●	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 767 for the year ended December 31, 2020 (2019: RMB 1,701).

264	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 381 for the year ended December 31, 2020 (2019: RMB 460). The balance of deposits at December 31, 2020 was RMB 40,377 (December 31, 2019: RMB 28,304).

Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 8,051 for the year ended December 31, 2020 (2019: RMB 8,759).

The borrowings from CNPC and its fellow subsidiaries at December 31, 2020 were RMB 96,298 (December 31, 2019: RMB 179,699).

Rents and other payments paid to CNPC and its fellow subsidiaries represent (1) the rental expense paid by the Group according to Land Use Rights Leasing Contract and Buildings Leasing Contract; (2) the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments amounted to RMB 8,294 for the year ended December 31, 2020 (2019: RMB 10,106).

Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows:

	December 31, 2020	December 31, 2019
	RMB	RMB
Accounts receivable	8,651	12,784
Prepayments and other receivables	24,117	11,441
Other current assets	10,946	11,951
Other non-current assets	15,251	16,242
Accounts payable and accrued liabilities	67,262	61,205
Contract liabilities	2,692	792
Lease liabilities	99,725	139,250
Other non-current liabilities	-	827

(b) Key management compensation

	2020	2019
	RMB’000	RMB’000
Emoluments and other benefits	16,598	13,042
Contribution to retirement benefit scheme	1,338	1,796
	17,936	14,838

2020 ANNUAL REPORT	265

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group’s transactions with other state-controlled entities include but is not limited to the following:

●	Sales and purchases of goods and services,

●	Purchases of assets,

●	Lease of assets; and

●	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

39 SEGMENT INFORMATION

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and the trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

In 2020, in order to promote the transformation and upgrading of refining and chemicals business, promote the quality-oriented business development of refined products and lubricating oil production and marketing, promote specialised operation, market-oriented operation, lean management and integrated coordination, the Group transferred PetroChina Fuel Oil Co., Ltd. and PetroChina Lubricant Company from Marking to Refining and Chemicals, and synchronize budget control and performance evaluation indicator accordingly. The comparative data regarding the Refining and Chemicals and the Marketing segment in the same period of 2019 are restated, and two companies above are as included in the Refining and Chemicals segment from the earliest reporting period as reported.

The accounting policies of the operating segments are the same as those described in Note 3 - “Summary of Principal Accounting Policies”.

266	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

The segment information for the operating segments for the years ended December 31, 2020 and 2019 are as follows:

	Exploration	Refining		Natural	Head
Year Ended	and	and		Gas and	Office and
December 31, 2020	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	530,807	774,775	1,497,533	370,771	3,547	3,177,433
Less: elimination	(437,670)	(492,667)	(276,503)	(35,437)	(1,320)	(1,243,597)
Revenue from external customers	93,137	282,108	1,221,030	335,334	2,227	1,933,836
Depreciation, depletion and amortisation	(150,849)	(23,893)	(17,833)	(19,475)	(1,825)	(213,875)
Including: Impairment losses of property, plant and equipment	(15,364)	—	(3)	—	—	(15,367)
Profit/(loss) from operations	23,092	(1,834)	(2,906)	72,410	(14,825)	75,937
Finance costs:
Exchange gain						14,387
Exchange loss						(14,279)
Interest income						3,023
Interest expense						(26,528)
Total net finance costs						(23,397)
Share of (loss)/profit of associates and joint ventures	(616)	(24)	(728)	2,128	2,773	3,533
Profit before income tax expense						56,073
Income tax expense						(22,588)
Profit for the year						33,485
Segment assets	1,452,554	432,022	489,984	195,353	1,631,577	4,201,490
Other assets						17,361
Investments in associates and joint ventures	41,461	1,289	18,239	160,730	28,884	250,603
Elimination of intersegment balances (a)						(1,981,328)
Total assets						2,488,126
Capital expenditures	186,620	21,810	16,294	21,143	626	246,493
Segment liabilities	658,521	186,332	321,460	192,456	573,340	1,932,109
Other liabilities						80,104
Elimination of intersegment balances (a)						(890,708)
Total liabilities						1,121,505

2020 ANNUAL REPORT	267

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

	Exploration	Refining		Natural	Head
Year Ended	and	and		Gas and	Office and
December 31, 2019	Production	Chemicals	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	676,320	1,000,062	2,075,044	391,023	3,700	4,146,149
Less: elimination	(552,672)	(702,207)	(332,164)	(40,652)	(1,644)	(1,629,339)
Revenue from external customers	123,648	297,855	1,742,880	350,371	2,056	2,516,810
Depreciation, depletion and amortisation	(158,874)	(25,469)	(16,657)	(22,375)	(1,887)	(225,262)
Including: Impairment losses of property, plant and equipment	(11,562)	(1,444)	(1)	(412)	—	(13,419)
Profit/(loss) from operations	96,097	16,077	(2,878)	26,108	(13,642)	121,762
Finance costs:
Exchange gain						10,017
Exchange loss						(10,016)
Interest income						3,631
Interest expense						(30,409)
Total net finance costs						(26,777)
Share of profit of associates and joint ventures	3,513	—	1,460	501	2,755	8,229
Profit before income tax expense						103,214
Income tax expense						(36,199)
Profit for the year						67,015
Segment assets	1,520,697	404,264	485,085	536,298	1,409,368	4,355,712
Other assets						29,908
Investments in associates and joint ventures	45,721	1,371	18,810	9,713	26,458	102,073
Elimination of intersegment balances (a)						(1,754,783)
Total assets						2,732,910
Capital expenditures	230,117	21,823	17,074	27,004	758	296,776
Segment liabilities	720,028	151,051	305,804	277,370	594,000	2,048,253
Other liabilities						88,793
Elimination of intersegment balances (a)						(848,441)
Total liabilities						1,288,605

Geographical information

	Revenue		Non-current assets (b)
			December	December
	2020	2019	31, 2020	31, 2019
	RMB	RMB	RMB	RMB
Mainland China	1,212,821	1,476,693	1,789,349	2,027,428
Other	721,015	1,040,117	190,625	213,268
	1,933,836	2,516,810	1,979,974	2,240,696

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

268	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

40 COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION

			2020	2019
	Notes		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment			1,005,376	1,105,702
Investments in associates and joint ventures			195,490	45,227
Equity investments measured at fair value through other comprehensive income			419	429
Subsidiaries			261,449	362,618
Right-of-use assets			117,309	157,414
Intangible and other non-current assets			34,746	33,577
Deferred tax assets			2,019	14,736
Time deposits with maturities over one year			3,050	120
TOTAL NON-CURRENT ASSETS			1,619,858	1,719,823
CURRENT ASSETS
Inventories			77,813	117,757
Accounts receivable			8,412	10,072
Prepaid expenses and other current assets			68,213	63,542
Notes receivable			2,830	2,538
Time deposits with maturities over three months but within one year			2,000	2,000
Cash and cash equivalents			40,787	4,636
TOTAL CURRENT ASSETS			200,055	200,545
CURRENT LIABILITIES
Accounts payable and accrued liabilities			200,325	188,930
Contract liabilities			59,877	54,014
Other taxes payable			45,769	42,779
Short-term borrowings			86,962	118,074
Lease liabilities			3,706	4,752
TOTAL CURRENT LIABILITIES			396,639	408,549
NET CURRENT LIABILITIES			(196,584)	(208,004)
TOTAL ASSETS LESS CURRENT LIABILITIES			1,423,274	1,511,819
EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital			183,021	183,021
Retained earnings	31	(b)	628,226	599,833
Reserves	31	(a)	320,778	317,645
TOTAL EQUITY			1,132,025	1,100,499
NON-CURRENT LIABILITIES
Long-term borrowings			155,829	223,717
Lease liabilities			47,983	85,449
Asset retirement obligations			81,941	95,643
Other long-term obligations			5,496	6,511
TOTAL NON-CURRENT LIABILITIES			291,249	411,320
TOTAL EQUITY AND NON-CURRENT LIABILITIES			1,423,274	1,511,819

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

2020 ANNUAL REPORT	269

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

41	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 25, 2021 and will be submitted to shareholders for approval at the annual general meeting to be held on June 10, 2021.

42	TRANSACTION ON PIPELINE RESTRUCTURING

In 2020, the other income, net mainly included the gain on Pipeline restructuring.

On July 23, 2020, the Company entered into the Framework Agreement on Transaction of Oil and Gas Pipeline Relevant Assets and 10 sub-agreements including the Equity Acquisition Agreement on PetroChina Pipeline Co., Ltd., and the Production and Operation Agreement with PipeChina (“Transaction Agreements”) upon approval by sixth meeting of the Board of Directors of the Company in 2020 and forth meeting of the Supervisory Committee of the Company in 2020. The Company sold its major oil and gas pipelines, certain gas storages, LNG terminals and initial oil and gas (including its equity interests) (“Target Assets”) to PipeChina for 29.9% of its equity interests (RMB 149,500) and corresponding cash consideration (the “Pipeline restructuring”).

On September 28, 2020, the Pipeline restructuring was reviewed and approved by the second extraordinary general meeting of the Company in 2020.

On September 30, 2020, all of the conditions precedent set out in the Transaction Agreements have been satisfied. The ownership and risk of the Target Assets has been passed to PipeChina by 24:00 on September 30, 2020.

In this transaction, the equity consideration and cash consideration received by the Company amount to RMB 247,471, and the net assets attributable to the Company on the disposal date amount to RMB 200,525, and the corresponding gain on Pipeline restructuring was RMB 46,946.

September 30, 2020
RMB
Current assets	36,573
Non-current assets	319,874
Total assets	356,447
Current liabilities	36,886
Non-current Liabilities	61,611
Total liabilites	98,497
Net assets	257,950
Net assets attributable to the Company	200,525
Consideration	247,471
Gain on Pipeline restructuring	46,946

270	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

43	LEASES

The leases where the Group is a lessee.

(a) Right-of-use assets

	January 1, 2020	Addition	Reduction	December 31, 2020
Cost
Land	172,897	19,547	(20,503)	171,941
Buildings	91,920	6,020	(40,603)	57,337
Equipment and Machinery	2,934	29	(322)	2,641
Other	2,068	723	(596)	2,195
Total	269,819	26,319	(62,024)	234,114
Accumulated depreciation
Land	(6,595)	(7,344)	2,328	(11,611)
Buildings	(7,369)	(6,601)	3,131	(10,839)
Equipment and Machinery	(718)	(703)	255	(1,166)
Other	(401)	(426)	115	(712)
Total	(15,083)	(15,074)	5,829	(24,328)
Net book value
Land	166,302			160,330
Buildings	84,551			46,498
Equipment and Machinery	2,216			1,475
Other	1,667			1,483
Total	254,736			209,786

	January 1, 2019	Addition	Reduction	December 31, 2019
Cost
Land	153,178	20,471	(752)	172,897
Buildings	83,552	8,368	-	91,920
Equipment and Machinery	2,295	639	-	2,934
Other	1,617	451	-	2,068
Total	240,642	29,929	(752)	269,819
Accumulated depreciation
Land	-	(6,696)	101	(6,595)
Buildings	-	(7,369)	-	(7,369)
Equipment and Machinery	-	(718)	-	(718)
Other	-	(401)	-	(401)
Total	-	(15,184)	101	(15,083)
Net book value
Land	153,178			166,302
Buildings	83,552			84,551
Equipment and Machinery	2,295			2,216
Other	1,617			1,667
Total	240,642			254,736

2020 ANNUAL REPORT	271

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

The lease term of the Group’s lease land use right ranges from two to thirty years. The lease underlying assets classified as buildings are mainly the leased gas filling station, oil storage and office building. The lease underlying assets classified as equipment and machinery are mainly drilling equipment, production equipment and other movable equipment.

(b) Lease liabilities

	December 31, 2020	December 31, 2019
	RMB	RMB
Lease liabilities	129,223	171,536
Less: Lease liabilities due within one year	(6,579)	(7,393)
	122,644	164,143

Depreciation charged to profit or loss provided on right-of-use assets for the year ended December 31, 2020 was RMB 13,916 (2019:RMB 14,973).

Analysis of the undiscounted cash flow of the lease liability is as follows:

	DECEMBER 31, 2020	DECEMBER 31, 2019
	RMB	RMB
Within 1 year	11,824	14,304
Between 1 and 2 years	10,236	13,569
Between 2 and 5 years	29,862	37,531
Over 5 years	153,967	210,750
	205,889	276,154

272	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

In accordance with the Accounting Standards Update 2010-03 Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities – Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas exploration and development; and results of operation related to oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.

The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.

The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments is presented in the aggregate.

Proved Oil and Gas Reserve Estimates

Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgement. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

2020 ANNUAL REPORT	273

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:

a.       Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

b.       Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The taxes, fees and royalty in China are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves includes quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2020 and 2019 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

274	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

	Crude Oil and Condensate	Natural Gas	Total–All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves
The Group
Reserves at December 31, 2018	7,641	76,467	20,385
Changes resulting from:
Revisions of previous estimates	(50)	(766)	(177)
Improved recovery	91	-	91
Extensions and discoveries	480	4,443	1,221
Production	(909)	(3,908)	(1,561)
Reserves at December 31, 2019	7,253	76,236	19,959
Changes resulting from:
Purchase	15	107	33
Revisions of previous estimates	(1,553)	(595)	(1,652)
Improved recovery	108	-	108
Extensions and discoveries	385	4,976	1,215
Sales	(80)	(66)	(91)
Production	(922)	(4,221)	(1,626)
Reserves at December 31, 2020	5,206	76,437	17,946
Proved developed reserves at:
December 31, 2019	5,474	39,870	12,119
December 31, 2020	4,654	42,077	11,667
Proved undeveloped reserves at:
December 31, 2019	1,779	36,366	7,840
December 31, 2020	552	34,360	6,279
Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2019	287	394	353
December 31, 2020	196	363	256

At December 31, 2020, total proved developed and undeveloped reserves of the Group and equity method investments is 18,202 million barrels of oil equivalent (December 31, 2019: 20,312 million barrels of oil equivalent), comprising 5,402 million barrels of crude oil and condensate (December 31, 2019: 7,540 million barrels) and 76,800 billions of cubic feet of natural gas (December 31, 2019: 76,630 billions of cubic feet).

At December 31, 2020, 4,375 million barrels (December 31, 2019: 6,500 million barrels) of crude oil and condensate and 74,794 billion cubic feet (December 31, 2019: 74,533 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 831 million barrels (December 31, 2019: 753 million barrels) of crude oil and condensate and 1,643 billion cubic feet (December 31, 2019: 1,703 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

2020 ANNUAL REPORT	275

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

Capitalised Costs

	December 31, 2020	December 31, 2019
	RMB	RMB
The Group
Property costs and producing assets	1,890,903	1,820,481
Support facilities	465,022	440,722
Construction-in-progress	150,535	149,068
Total capitalised costs	2,506,460	2,410,271
Accumulated depreciation, depletion and amortisation	(1,542,037)	(1,429,389)
Net capitalised costs	964,423	980,882
Equity method investments
Share of net capitalised costs of associates and joint ventures	20,465	24,785

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2020
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Property acquisition costs	-	3,712	3,712
Exploration costs	35,862	1,051	36,913
Development costs	129,738	16,420	146,158
Total	165,600	21,183	186,783
Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	-	1,462	1,462

	2019
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Exploration costs	41,687	1,972	43,659
Development costs	166,321	21,375	187,696
Total	208,008	23,347	231,355
Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	-	2,178	2,178

276	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2020 and 2019 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2020
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	32,662	30,855	63,517
Inter-segment sales	306,623	12,408	319,031
	339,285	43,263	382,548
Production costs excluding taxes	(124,154)	(9,605)	(133,759)
Exploration expenses	(18,851)	(482)	(19,333)
Depreciation, depletion and amortisation	(134,007)	(15,953)	(149,960)
Taxes other than income taxes	(18,865)	(2,690)	(21,555)
Accretion expense	(4,905)	(202)	(5,107)
Income taxes	(9,369)	(5,340)	(14,709)
Results of operations from producing activities	29,134	8,991	38,125
Equity method investments
Share of profit for producing activities of associates and joint ventures	-	(76)	(76)
Total of the Group and equity method investments results of operations for producing activities	29,134	8,915	38,049

2020 ANNUAL REPORT	277

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated)

	2019
	Mainland China	Other	Total
	RMB	RMB	RMB
The Group
Revenue
Sales to third parties	44,001	50,611	94,612
Inter-segment sales	379,968	14,956	394,924
	423,969	65,567	489,536
Production costs excluding taxes	(127,900)	(11,011)	(138,911)
Exploration expenses	(19,821)	(954)	(20,775)
Depreciation, depletion and amortisation	(115,648)	(24,792)	(140,440)
Taxes other than income taxes	(24,876)	(5,853)	(30,729)
Accretion expense	(5,294)	(231)	(5,525)
Income taxes	(24,085)	(11,729)	(35,814)
Results of operations from producing activities	106,345	10,997	117,342
Equity method investments
Share of profit for producing activities of associates and joint ventures	-	3,253	3,253
Total of the Group and equity method investments results of operations for producing activities	106,345	14,250	120,595

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2020 and 2019 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2020 and 2019 is as follows:

RMB
The Group
At December 31, 2020
Future cash inflows	4,366,906
Future production costs	(1,470,460)
Future development costs	(445,462)
Future income tax expense	(441,668)
Future net cash flows	2,009,316
Discount at 10% for estimated timing of cash flows	(947,035)
Standardised measure of discounted future net cash flows	1,062,281

278	PETROCHINA COMPANY LIMITED

FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

RMB
The Group
At December 31, 2019
Future cash inflows	5,872,624
Future production costs	(1,947,039)
Future development costs	(640,281)
Future income tax expense	(746,506)
Future net cash flows	2,538,798
Discount at 10% for estimated timing of cash flows	(1,213,729)
Standardised measure of discounted future net cash flows	1,325,069

At December 31, 2020, RMB 1,028,640 (December 31, 2019: RMB 1,278,180) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 33,641 (December 31, 2019: RMB 46,889) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardised measure of discounted future net cash flows of associates and joint ventures:

December 31, 2020	8,573
December 31, 2019	20,356

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
	RMB	RMB
The Group
Beginning of the year	1,325,069	1,382,066
Sales and transfers of oil and gas produced, net of production costs	(215,390)	(303,222)
Net changes in prices and production costs and other	(358,008)	(87,046)
Extensions, discoveries and improved recovery	112,834	134,631
Development costs incurred	39,238	53,450
Revisions of previous quantity estimates	(138,772)	(17,380)
Accretion of discount	146,137	149,693
Net change in income taxes	156,122	12,877
Net change due to purchases and sales of minerals in place	(4,949)	-
End of the year	1,062,281	1,325,069

2020 ANNUAL REPORT	279

CORPORATE INFORMATION

CORPORATE INFORMATION

Board of Directors

Chairman:	Dai Houliang
Vice Chairman	Li Fanrong
Executive Director and President	Duan Liangwei
Non-executive Directors:	Liu Yuezhen	Jiao Fangzheng	Huang Yongzhang
Independent Non-executive Directors:	Elsie Leung Oi-sie	Tokuchi Tatsuhito	Simon Henry
	Cai Jinyong	Jiang, Simon X.
Secretary to the Board of Directors:	Chai Shouping

Supervisory Committee

Chairman:	Lv Bo
Supervisors:	Zhang Fengshan	Jiang Lifu	Lu Yaozhong
	Wang Liang	Fu Suotang	Li Jiamin
	Liu Xianhua	Li Wendong

Other Senior Management

Sun Longde	Li Luguang	Tian Jinghui
Chai Shouping	Ling Xiao	Yang Jigang

Authorised Representatives

Liu Yuezhen	Chai Shouping

280	PETROCHINA COMPANY LIMITED

 CORPORATE INFORMATION

Auditors

Overseas Auditors	Domestic Auditors
KPMG	KPMG Huazhen LLP
Public Interest Entity Auditor registered	8th Floor, KPMG Tower, Oriental Plaza
in accordance with the Financial	1 East Chang An Avenue
Reporting Council Ordinance	Beijing, PRC
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

Legal Advisers to the Company

as to Hong Kong law:	as to United States law:
Freshfields Bruckhaus Deringer	Shearman & Sterling
3705 China World Office Two	12th Floor, Gloucester Tower
1 Jianguomenwai Avenue	The Landmark
Beijing	15 Queen’s Road
as to PRC law:	Central, Hong Kong
King & Wood Mallesons
18/F, East Tower, World Financial Center
No.1 East 3rd Ring Middle Road
Chaoyang District
Beijing 100020
PRC

Hong Kong Representative Office

Unit 3705

Tower 2 Lippo Centre

89 Queensway

Hong Kong

Hong Kong Share Registrar and Transfer Office

Hong Kong Registrars Limited

Shops 1712-16, 17th Floor,

Hopewell Centre, 183 Queen’s Road East

Hong Kong

2020 ANNUAL REPORT	281

CORPORATE INFORMATION

Principal Bankers

Industrial and Commercial Bank of China, Head Office	Bank of China, Head Office
55 Fuxingmennei Avenue	1 Fuxingmennei Avenue
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC

China Construction Bank	China Development Bank Corporation Limited
25 Finance Street	16 Taipingqiao Avenue
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC

Bank of Communications, Beijing Branch	CITIC Bank Corporation Limited,
Tongtai Mansion, 33 Finance Street	Sales Department of Head Office
Xicheng District	A27 Finance Street
Beijing, PRC	Xicheng District
Beijing, PRC

Agricultural Bank of China Limited,
Head Office
23 Fuxingmennei Avenue
Xicheng District
Beijing, PRC

Depository

BNY Mellon Shareowner Services

P.O. BOX 505000

Louisville, KY 40233-5000

UNITED STATES

282	PETROCHINA COMPANY LIMITED

 CORPORATE INFORMATION

Publications

As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before April 30, 2021. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC	PetroChina Company Limited
No. 9 Dongzhimen North Street, Dongcheng District
Beijing 100007
PRC
Tel: 86(10) 5998 6270
Fax: 86(10) 6209 9557

Hong Kong	PetroChina Company Limited
Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Tel: (852) 2899 2010
Fax: (852) 2899 2390

USA	BNY Mellon Shareowner Services
PO BOX 505000
Louisville, KY 40233-5000
UNITED STATES

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
462 South 4th Street Suite 1600
Louisville, KY 40202
UNITED STATES
Calling from within the US and Canada (toll-free): 1 888 269 2377
International call: 1-201-680-6825
Email: shrrelations@cpushareownerservices.com

Shareholders may also browse or download the annual report of the Company and the Form 20-F filed with the SEC from the official website of the Company at www.petrochina.com.cn.

Investment Information for Reference

Please contact our Hong Kong Representative Office for other information about the Company.

2020 ANNUAL REPORT	283

DOCUMENTS AVAILABLE FOR INSPECTION

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents will be available for inspection at the headquarters of the Company in Beijing and Shanghai Stock Exchange upon request by the relevant regulatory authorities and shareholders in accordance with the laws and regulations of the PRC and the Articles of Association:

1. The original of the annual report for 2020 signed by the Chairman of the Company.

2. The financial statements under the hand and seal of Mr. Dai Houliang, Chairman of the Company, Mr. Duan Liangwei, Director and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company.

3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.

4. The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.

5. The original copies of all Chinese and English announcements of the Company published on the websites of the Hong Kong Stock Exchange and the Company during the period of the annual report.

6. The Articles of Association.

284      PETROCHINA COMPANY LIMITED

CONFIRMATION FROM THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

CONFIRMATION FROM THE DIRECTORS,

SUPERVISORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board of Directors, Supervisors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2020 and concluded that this annual report truly, objectively and completely represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and complies with laws, regulations and the requirements of the China Securities Regulatory Commission.

Signatures of the Directors, Supervisors and senior management:

Dai Houliang	Li Fanrong	Duan Liangwei	Liu Yuezhen	Jiao Fangzheng

Huang Yongzhang	Elsie Leung Oi-sie	Tokuchi Tatsuhito	Simon Henry	Cai Jinyong

Jiang, Simon X.	Lv Bo	Zhang Fengshan	Jiang Lifu	Lu Yaozhong

Wang Liang	Fu Suotang	Li Jiamin	Liu Xianhua	Li Wendong

Sun Longde	Li Luguang	Tian Jinghui	Chai Shouping	Ling Xiao

Yang Jigang

March 25, 2021

This annual report is published in English and Chinese.

In the event of any inconsistency between the two versions, the Chinese version shall prevail.

2020 ANNUAL REPORT	285

PetroChina

This report is printed on recycled paper
made in the People's Republic of China.

Designer: CNPC Printing Company Limited 010-80427353